11/15

07028135

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carso Global Telecom, S.A.B.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 2 3 2007
THOMSON FINANCIAL

FILE NO. 82- 04379

FISCAL YEAR 12-31-06

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: dlw

DAT : 11/20/07

CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
PARIS
BRUSSELS
LONDON
MOSCOW

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

RECEIVED
2007 NOV 15 A 11:27

File No. 82-04379

AR/S
12-31-06

November 13, 2007

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of Carso Global Telecom, S.A.B. de C.V. (File No. 82-04379) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Carso Global Telecom, S.A.B. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of:

(i) the Annual Report of the Company, for the fiscal year ending December 31, 2006; and

(ii) the Company's consolidated Quarterly Report for the third quarter of 2007.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Grant M. Binder of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Hye-Jin Lee
Corporate Paralegal

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Grant M. Binder

CARSO
GLOBAL TELECOM

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

INSURGENTES SUR # 3500, COL. PEÑA POBRE
MEXICO, D.F., C.P. 14060

ANNUAL REPORT FILED PURSUANT TO THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER STOCK MARKET PARTICIPANTS FOR THE YEAR ENDING ON DECEMBER 31, 2006

Mexican Stock Market Ticker Symbol: "TELECOM"

Series-"A-1" Ordinary Shares, without par value corresponding to the fixed minimum capital not entitled to withdrawal that are outstanding as of December 31, 2006:

3,492,470,000 Shares of Series "A-1"

The securities of Carso Global Telecom, S.A.B. de C.V. are registered in the Securities Section of the National Registry and are listed on the Mexican Stock Exchange [Bolsa Mexicana de Valores, S.A. de C.V.]. Inscription in the National Share Registry does not certify the creditworthiness of the security or the solvency of the issuer.

SECTION 1: INFORMATION ABOUT CARSO GLOBAL TELECOM, S.A.B. DE C.V.

1. General Information

a) Glossary of Terms and Definitions
b) Executive Summary
c) Risk Factors
d) Other Securities
e) Significant Changes to Securities' Rights Registered in the Registry
f) Public Documents

2. The Corporation

a) Issuer's Background and Development
b) Business Description
   i) Main Activity
   ii) Distribution Channels
   iii) Patents, Licenses, Trademarks and Other Agreements
   iv) Principal Clients
   v) Applicable Law and Taxes
   vi) Human Resources
   vii) Environmental Measures
   viii) Market Information
   ix) Corporate Structure
   x) Description of Principal Assets
   xi) Judicial, Administrative or Arbitration Proceedings
   xii) Shares Representing the Capital Stock
   xiii) Dividends

3. Financial Information

a) Selected Financial Information
b) Financial Information Related to the Business Activity, Geographic Zone and Sales from Exportation
c) Information about Significant Loans
d) Comments and Analysis of the Administration about the Issuer's Operation Earnings and Financial Situation
   i) Operation Earnings
   ii) Financial Situation, Liquidity and Capital Resources
   iii) Internal Control
e) Critical Accounting Estimates

4. Administration

a) External Auditors
b) Operations with Related Parties and Conflicts of Interests
c) Board Members and Shareholders
d) Bylaws and Other Agreements

5. Stock Market

a) Shareholder Structure
b) Performance of the Shares in the Stock Market

6. Persons in Charge

7. Annexes

Annual Report of the Audit Committee of the Corporation
Audited Financial Statements of Carso Global Telecom, S.A.B. de C.V. and Subsidiaries

SECTION 2: INFORMATION ABOUT TELÉFONOS DE MÉXICO, S.A.B DE C.V.

SECTION 1: INFORMATION ABOUT CARSO GLOBAL TELECOM, S.A.B. DE C.V.

1) GENERAL INFORMATION

a) Glossary of Terms and Definitions

ADS's	American Depositary Shares
ADR's	American Depositary Receipts Shares
América Telecom	América Telecom, S.A.B. de C.V.
América Móvil	América Móvil, S.A.B. de C.V.
Banco Inbursa	Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa. (Full-Service Bank)
BMV	Mexican Stock Exchange [Bolsa Mexicana de Valores, S.A. de C.V.]
CETES	Treasury Certificates
CICSA	Carso Infraestructura y Construcción, S.A.B. de C.V.
Corporation or CGT	Carso Global Telecom, S.A.B. de C.V.
CNBV	National Banking and Securities Commission
COFECO	Comisión Federal de Competencia (Federal Antitrust Commission)
COFETEL	Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission)
Provisions	General Provision applicable to securities issuers and other participants in the stock market published in the Official Gazette of the Federation on March 19, 2003 and amended according to resolutions published in the same official gazette on October 7, 2003, September 6, 2004 and September 22, 2006.
Dollars	Legal currency of the U.S.
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization. Also known as operating flow.
USA	United States of America
GCarso	Grupo Carso, S.A.B. de C.V.
GFInbursa	Grupo Financiero Inbursa, S.A.B. de C.V.
IDEAL	Impulsadora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.
CINIF	Consejo Mexicano para la Investigación y Desarrollo de Normas de Infomación Financiera, A.C. [Mexican Committee for the Investigation and Development of Rules on Financial Information]
Indeval	S.D. Institución para el Depósito de Valores (Securities Deposit) S.A. de C.V.

INPC	National Consumer's Price Index
Inversora Bursátil	Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. (Full-service Bank)
LGSM	General Corporation and Partnership Law
LIBOR	London Interbank Offer Rate.
LMV	Securities Exchange Law published in the Official Gazette of the Federation on December 30, 2005.
Mancera	Mancera, S.C., member of Ernst & Young Global.
Mexico	United Mexican States
NIF	Financial Reporting Standards
Pesos	Legal currency of Mexico (MXP)
PIB	Gross Domestic Product
RNV	National Share Registry
SBC	SBC Communications, Inc.
SHCP	Secretariat of the Treasury and Public Credit
Telmex	Teléfonos de México, S.A.B. de C.V.

[Space left blank intentionally]

b) Executive Summary

The Corporation was organized on June 24, 1996 as a result from the spin-off from GCarso that was approved by the general extraordinary shareholders' meeting held on April 30, 1996. The purpose of such spin-off was to separate the ownership of Telmex and other companies' shares in the telecommunications industries, including the rights to various ADS option and sale agreements corresponding to Telmex shares.

The Corporation is only a holding company therefore, it does not have employees and the administrative services are rendered by an affiliated corporation. To December 31, 2006, 71.16% of Telmex' shares entitled to vote were directly or indirectly owned by the Corporation. Although the Corporation effectively manages its subsidiaries through the Board of Directors, such subsidiaries are operated independently through their own management.

The Corporation's operations are carried out fundamentally through its subsidiary, Telmex. To December 31, 2006, the Corporation's equity interest in Telmex totaled 52.69% of all Telmex' outstanding shares (including non-voting shares). As of said date, the Corporation had 10.645 billion[1] shares.

In September 2000, Telmex announced that it was splitting from the cellular telephone business and from the majority of its international investments to create América Móvil. Telmex transferred to América Móvil part of its assets, liabilities and capital mainly related to the cellular telephone business and various international investments. The purpose of said split was to create two companies with different management. Each would be focused in its own business in order to quickly and efficiently capitalize the challenges and opportunities that could arise in the markets. Consequently, Telmex' shareholders received an equivalent number of América Móvil's shares in proportion to the number of Telmex stock they owned.

Once América Móvil's registration process was approved by the Mexican and foreign authorities, its series-L and series-A shares, as well as its ADS, were listed in the Mexican, New York and Madrid Stock Exchanges during the first quarter of 2001.

In 2000, SBC executed two trust agreements with Banco Inbursa, which contributed shares of capital stock from both Telmex and América Móvil. Said agreements are still in force and effect. Furthermore, at the beginning of 2001, the Corporation converted Telmex' series-L shares with limited voting rights into series-AA shares.

In order to separate the ownership of América Móvil (whose principal activity is cellular telecommunications and various international investments) shares from the Corporation, the Corporation approved a spin-off at its general extraordinary shareholders' meeting dated November 30, 2001. Consequently, on December 5, 2001 América Telecom was incorporated. Therefore, as of said date each of these companies operates independently and has the capacity to manage its own assets.

Once the split was authorized whereby the Corporation became the spinning off party and América Telecom became the spun-off corporation, the Corporation's principal investment was placed mainly in Telmex, comprising 99% of its assets.

The execution of the resolutions adopted by the Corporation's general extraordinary shareholders' meeting in which the split was approved, during May 2002, the certificates issued by the spun-off corporation were handed in. The Corporation's shareholders received one share of paid capital stock of América Telecom for each share of the Corporation's capital stock. Because these shares were deposited in Indeval, the exercise of this right was carried out pursuant to the applicable legal and administrative procedures.

[1] Billion: 10^9 [translator's note].

To December 31, 2006, 3.492 billion shares of fully subscribed and paid-in capital stock of the Corporation were outstanding. The price per share at the close of the 2006 fiscal year in the stock exchange was $39.63 MXP per share.

The following table shows the price variations for the shares of the Corporation during the fiscal year ending on December 31, 2006.



Performance of the Shares of Stock
(Dec06 = 100)
160
150
140
130
120
110
100
90
80
70
Dec-05
Jan-07
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
IPyC
Telecom A1

[Space left blank intentionally]

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2006, 2005 and 2004, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note:

	2006	2005	2004
Operating revenues	**P.175,006,123**	P.169,545,132	P. 150,536,847
Operating costs and expenses	**132,396,003**	124,600,100	109, 807,403
Operating income	**42,610,120**	44,945,032	40,729,444
Comprehensive financing (cost) income	**(2,443,395)**	(5,145,491)	1,035,936
Income before income taxes	**40,166,725**	39,799,541	41,765,380
Income taxes	**13,511,323**	11,887,170	11,314,522
Equity interest in net income (loss) of affiliates	**495,303**	328,054	(123,487)
Income before minority interest	**27,150,705**	28,240,425	30,327,371
Minority interest	**453,084**	(96,385)	29,078
Net income	**P. 27,603,789**	P. 28,144,040	P. 30,356,449

The following table presents consolidated condensed balance sheets at December 31, 2006 and 2005, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note:

	2006	2005
Assets		
Current assets	**P. 65,694,678**	P. 62,017,359
Plant, property and equipment, net	**169,202,648**	164,788,192
Net projected asset	**7,857,350**	21,759,867
Deferred taxes	**115,214**	1,233,316
Other non-current assets	**18,464,143**	16,789,005
Total assets	**P.261,334,033**	P.266,587,739
Liabilities and stockholders' equity		
Short-term debt and current portion of long-term debt	**P. 12,551,272**	P. 15,186,298
Other current liabilities	**39,078,406**	31,781,925
Total current liabilities	**51,629,678**	46,968,223
Long-term debt	**88,409,389**	79,456,224
Labor obligations	**1,507,921**	1,911,895
Deferred taxes	**19,969,727**	24,227,491
Other non-current liabilities	**362,220**	362,220
Minority interest	**5,618,985**	13,506,175
Total liabilities	**167,497,920**	166,432,228
Stockholders' equity:		
Capital stock	**26,996,274**	28,651,154
Other	**66,839,839**	71,504,357
	93,836,113	100,155,511
Total liabilities and stockholders' equity	**P.261,334,033**	P.266,587,739

The selected consolidated financial information shown below is partially based upon the Corporation's audited financial statements that were prepared by the Corporation and audited by Mancera. The selected financial information should be read together with the audited financial statements to December 31, 2006.

CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Constant MXP to December 31, 2006
(Except for the pondered share average)

Description	2006	2005	2004
Net Sales	$ 175,006,123	$ 173,504,716	$ 150,536,847
Operational Profit	48,588,351	52,312,005	44,604,530
Majority Net Profit	12,527,727	11,872,553	9,216,464
Majority Net Profit per Share	3.59	3.36	2.47
Investments in Fixed Assets	21,152,514	25,614,596	21,055,387
Depreciation and Amortization of the Fiscal Year	24,563,262	25,998,693	26,824,536
Total Assets	273,163,795	274,964,974	283,831,904
Total Long Term Liabilities	112,030,416	107,210,079	110,301,680
Consolidated Net Worth	80,706,659	100,094,516	98,379,892

Data			
Majority Net Profit	$12,527,727	$11,872,553	$ 9,216,464
Pondered Share Average (millions of shares)	3,494.0	3,530.0	3,583.0
Majority Net Profit per Share	3.59	3.36	2.47
Investments in Fixed Assets	21,152,514	25,614,596	21,055,387

[Space left blank intentionally]

c) Risk Factors

The Corporation and its subsidiaries may be exposed to structural changes due to economic and financial adjustments that occur in the national and international markets.

Below are the risk factors that the Corporation believes could have a major impact on its operation earnings. These should be taken into consideration by the investing public.

The risks and uncertainties described in this report are not the only ones faced by the Corporation; nevertheless, this report aims at describing the most important risks. There may be other risks that affect its operations and activities.

Risks Inherent to the Corporation

Risks Related to the Strategy of the Corporation

With respect to the Corporation's business strategy, its principal assets are shares of Telmex. The value of the Corporation's shares is substantially related to the price of Telmex shares. Pursuant to the foregoing, the Corporation faces the same risks as Telmex. (*See: Risk Factors for Telmex in Section 2 of this Report*).

Risks Related to the Volatility of the Share's Price

The Corporation's shares are subject to volatility. As a holding company, the volatility of the price of the Corporation's shares is related to the volatility of Telmex' shares.

Risks Related to the Corporation's Debt

The Corporation carries out financing operations in which it uses Telmex stock as a guarantee. If the price of Telmex' shares in the stock exchange is reduced more than the preset parameters of said financing plan, the Corporation will be obligated to give cash as a complementary guarantee.

The financial expenditure of the Corporation's non-consolidated debt is paid with the funds from the dividends ordered by Telmex, its principal subsidiary, from the fee paid for the technical and financial assistance provided by Telmex, together with the revenue from financial operations. Consequently, if Telmex' financial situation deteriorates to a degree whereby it cannot pay dividends or such fee, the Corporation could face liquidity problems that would place it at risk to comply with its financial obligations.

Approximately, 75.91% of the Corporation's non-consolidated debt at the close of the 2006 fiscal year was set in foreign currency, whereby 74.50% corresponds to long term. The total amount of the Corporation's non-consolidated flows is set in Pesos; therefore, a significant variation in the exchange rate may affect its payment capacity.

Risks Related to Majority Shareholders and the Capital Structure

The Corporation has authorized 3,935,077,043 series-A1 shares. As of December 31, 2006, 3,492,470,000 shares were outstanding. At the close of 2006, approximately 82% of the outstanding shares were directly or indirectly owned by Mr. Carlos Slim Helú and members of his immediate family. Said persons have the power to appoint the majority of the board members and determine the earnings of other shares requiring the shareholders' vote.

Shareholder's Risks

The Corporation's assets are comprised fundamentally by shares in its subsidiaries. This could be considered a risk factor for the Corporation.

Transactions with Affiliated Companies that Create Potential Conflict of Interests

The Corporation carries out operations with financial and business affiliates such as Telmex, GFInbursa and its subsidiaries and GCarso within the normal course of business and pursuant to market conditions. Operations with affiliates can generate potential conflict of interests. *(See: Management and Operations with Related Parties and Conflict of Interests in Section I, number 4, item b) of this Report).*

Risks Related to Telmex Operations in General

The increase in competition in Mexico and other countries in which Telmex operates could have an adverse effect on its revenue and profitability.

Telmex faces steep competition in Mexico, Brazil and other countries where it operates that could cause a decrease in its current and potential clients as well as in its revenue and profitability. In many of these countries, authorities continue to issue new licenses and concessions to new telecommunications market participants. This has increased competition in said countries. Moreover, technological developments are increasing the additional competition in other markets; for example between wireless and fixed operators and cable television providers and telephone providers.

The local competition in Mexico, specifically among wireless service providers has increased since 1999. To December 2006, there are approximately 57.0 million cellular lines in service; compared with approximately 19.9 million fixed lines in service and of which 18.3 million form part of the Telmex network. To December 2006, authorities have granted licenses to 27 local operators, including Telmex and its subsidiary Teléfonos del Noroeste, S.A. de C.V. or Telnor, mainly in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. Out of these, 23 operators (including Telmex and Telmor) are local fixed telephone providers and 4 operators (including Telmex) are local wireless telephone providers in the 3.4 GHz band.

Telmex has also started to face a new competition from cable television suppliers who recently have been authorized by the Communications and Transportation Department to supply voice transmission services to local fixed telephone operators and wideband internet access and data services to the Mexican public. To December 31, 2006, cable television providers have been granted 28 licenses to render voice transmission services to their clients in several cities within Mexico. Moreover, in April 2006, the Mexican Congress passed amendments to the Federal Telecommunications Law and the Federal Radio and Television Law to permit radio and television companies to submit requests for authorizations to provide telecommunication services.

The consequences of the competition on Telmex' business are extremely uncertain and will depend upon a great variety of factors, such as: the economic conditions, increased regulations, the reaction of its clients and competition, as well as the effectiveness of the measures that are adopted by Telmex in response to the competition it faces. The consequences of competition on Telmex' business will affect the Corporations' earnings.

The regulation of the dominant operator and other regulation events may damage Telmex' operations by limiting its competitive capacity and strategy for profitability.

Telmex' operations are subject to an extensive regulation and may be affected by the amendments to legislation, regulation or regulating policy. Specifically, the COFECO ruled that Telmex is an economic agent with significant power in certain telecommunications markets. The law establishes that authorities may impose additional regulations to an operator that has significant influence in the market. In previous years, COFECO and the COFETEL issued regulations that specifically apply to Telmex as a dominant operator. Such regulations were challenged successfully before the Mexican Supreme Court. In February, 2007 COFECO revoked its resolution in which it considered Telmex a dominant operator and the case was closed.

Notwithstanding the aforementioned, neither Telmex nor the Corporation can foresee if the COFECO or COFETEL will establish new resolutions or regulations that are very similar to the ones that were previously challenged, or if the outcome of the judicial proceedings will be favorable in the future. We believe that if regulations for the dominant operator imposed upon Telmex are reestablished eventually, its flexibility to adopt new competitive market policies will be reduced. This will affect profitability of Telmex and earnings for the Corporation.

The dispute filed by U.S. against Mexico before the World Trade Organization will result in regulation changes that may affect Telmex' business.

In August 2000, the U.S. filed before the World Business Organization (WBO) a request against Mexico to solve the controversy concerning illegal competition barriers in the Mexican telecommunication market. In June 2004, the Mexican and U.S. governments reached an agreement that established the elimination of the proportional traffic reimbursement system and the elimination of uniform liquidation rates. Additionally, the requirement for the long distance operator with the largest outgoing traffic to negotiate the liquidation rate on behalf of all the other long distance operators was implemented. Likewise, Mexico agreed to establish new regulations authorizing the resale of outgoing international long distance traffic. In August, 2005, Mexico adopted new regulations to authorize the resale of outgoing international long distance traffic and national long distance service. These new regulations will probably force a drop in the prices that Telmex currently charges its clients for long distance.

Telmex' revenue has been affected adversely by changes in patterns of use and will probably continue being affected in the future.

Telmex fixed line network services face steeper competition because of the change in patterns of use resulting from the adoption of new technologies, including wireless equipment for voice and other communications and the subsequent substitution of fixed telephone equipment by these technologies. For example, Telmex has estimated that a growing number of calls that would have previously been made by the fixed network are being made by wireless telephones and through Voice over Internet Protocol (VoIP). Telmex does not receive any revenue whatsoever for this services. This process has adversely affected the traffic volume and operational earnings for Telmex, and will probably continue to affect them in the future.

Telmex has invested in countries with little experience; therefore, Telmex may be incapable of resolving possible challenges and facing the risks thereof.

Telmex has invested in a growing number of telecommunication businesses outside its principle activities as a fixed telephone and telecommunication service provider in Mexico. Likewise, Telmex plans to keep investing in the rest of Latin America. These investments have been made in certain countries with little experience. This situation may involve risks that Telmex had not been exposed to before. Some of these investments are in countries that may face other or greater risks than Mexico such as Brazil, Argentina, Chile, Colombia, Ecuador and Peru. Neither Telmex nor the Corporation can be certain that these investments will be successful.

Risks Related to Development in Mexico, Brazil and Other Countries

Government policies and economic development in Mexico may adversely affect our operation earnings.

Telmex' operations and assets are mainly in Mexico. As a result, its operations can be affected by the general situation of the Mexican economy, the devaluation of the peso, inflation, high interest rates in the country and the political events in Mexico. Telmex also has important operations and assets in Brazil; therefore, its business can be affected by economic and political events in Brazil. Any positive or negative affectations on Telmex' operations and assets in Mexico or in a foreign country, will affect the Corporation's earnings.

Mexico has faced adverse economic conditions.

Mexico has endured prolonged periods of a weakened economic condition, as well as a deterioration of its principal economic factors. This has negatively impacted Telmex and its subsidiaries, and consequently the Corporation. If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, Telmex' operations, financial situation and operation earnings may be substantially affected because, among other things, demand for telecommunication services can diminish and consumers may be unable to pay for the services rendered by said subsidiary.

High levels of inflation and high interest rates in Mexico or Brazil may adversely affect the financial situation and Telmex operation earnings.

Mexico and Brazil have experienced high levels of inflation and high internal interest rates. High levels of inflation may adversely affect Telmex' profitability and may result in a decrease in demand or a slower growth in the demand for telecommunication services.

The economic situation of the U.S. may adversely affect Telmex´ operations.

The economic situation in Mexico is vastly influenced by the economic situation of the U.S. due to various factors, including the great degree of commercial and investment exchange and the emigration of Mexicans to the U.S. The events and conditions that impact the U.S. economy, may adversely affect businesses, operation earnings, perspectives and the financial situation of Telmex, consequently affecting the Corporation's financial situation and earnings.

The situation in other Latin American countries where Telmex operates may adversely affect the Corporation's business and earnings.

Telmex has expanded its operations through investments in telecommunication companies and acquisitions of telecommunication assets in Brazil, Argentina, Chile, Colombia, Ecuador, and Peru. These countries are exposed to different or greater risks than Mexico. Future Telmex earnings may be adversely affected by the economic and financial conditions of the countries where it operates; for example, the devaluation of the local currency, inflation and high interest rates, as well as political events, amendments to the law or changes in labor conditions. The devaluation of the local currency with respect to the U.S. dollar may cause a rise in the operating costs for Telmex and/or its subsidiaries in another country and the depreciation of the local currency with respect to the Mexican peso may adversely affect the operation earnings of said companies in the country or countries experiencing these conditions.

d) Other Securities

In August 1996, the Corporation registered its shares of capital stock in the Security Section of the RNV within the CNBV in order to be listed on the BMV.

Currently, the Corporation has the following securities registered in the RNV:

Medium-Term Notes

In July 2000, the Corporation issued an unsecured medium-term note for 356,180,900 UDI (Investment Units) with a seven year term, redeemable upon maturity, July 20, 2007. The interests are payable per semester at a 7.50% annual interest rate. To December 31, 2006 the value of UDI was \$3.788954 (\$3.6375 Pesos in 2005) and to May 31, 2007 it was \$3.832452.

Stock Market Certificates

By official communiqué DGE-310-14610 dated July 1, 2002, the CNBV authorized the Corporation to issue stock market certificates for up to $7 billion peso. The effective term of this program is 2.5 years; however, the issuance covered by said program shall be effective from 1 to 40 years. In this operation, Inversora Bursátil acted as the broker.

To May 31, 2007, the balance of the placement of stock market certificates issued based on the aforementioned program was $6,350 billion Pesos. The term of said program ended in February, 2005 and only the unpaid balance) of the operations carried out is being paid. The placement of stock market certificates currently in force and effect shall mature in 2007 ($1 billion Pesos), 2008 ($4.6 billion Pesos) and 2010 ($750 million Pesos).

To May 31, 2007, the Corporation is up-to-date in the interest payments of the aforementioned securities.

Dual Stock Market Certificates

By official communiqué DGE-153-516245-2006 dated July 31, 2006, the CNBV authorized the Corporation to issue dual stock market certificates for up to $5 billion pesos: Their maturity date is July 31, 2011. To December 31, 2006, this line was completely available.

To May 31, 2007, the Corporation has applied $850 million pesos according to the above-cited official communiqué; thereby issuing dual stock market certificates in this amount. To date, the Corporation is up-to-date in the interest payments payable to the holders of the short term dual stock market certificates.

The Corporation submitted to both the CNBV as well as the BMV the corresponding quarterly and annual information pursuant to the LMV and the Provisions. This includes, but is not limited to the annual information regarding the annual ordinary shareholders' meeting which includes (i) the reports referring to Article 28, section IV of the LMV, (ii) the report by the external auditor about its findings after analyzing the Corporation's financial information, (iii) the annual financial statements audited by Mancera and (iv) other applicable information. In the case of the financial information that is reported quarterly, this is filed in an accumulated manner and is accompanied by the corresponding information for the previous year.

Moreover, the Corporation has submitted in a complete and timely manner from its incorporation up to this report, the reports that the applicable Mexican and foreign legislation require concerning significant events and periodical information.

Significant Changes to the Rights of the Securities Registered in the RNV

To date, there have been no significant changes to the securities' rights that the Corporation has registered in the RNV, nor have new issuances or modifications of any kind of the Corporation's securities been carried out; except for the issuance in stock market certificates and mid-term notes according to the issuance programs previously approved by the CNBV and revealed to the investing public. These are described in section d) above.

e) Public Documents

The Corporation's annual report to December 31, 2006 was submitted to the BMV and the CNBV pursuant to the applicable legal provisions. It is available for investors at the following webpage:

www.bmv.com.mx
www.cgtelecom.com.mx

Likewise, investors who so wish may request a copy of this report at the Corporation's Investor Relations Department with:

Mr. Jorge Serrano Esponda
Telephone: 5625-4900 ext. 1460
E-mail: jserranoe@inbursa.com.

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2) The Corporation

a) The Corporation's Background and Development

Name

The Corporation is a variable capital business corporation that was organized according to the laws of Mexico. The name of the Corporation is Carso Global Telecom, S.A.B. de C.V. Its ticker symbol in the BMV is "TELECOM".

Incorporation

The Corporation was organized as a variable capital business corporation as evidenced by public deed 107,113 dated June 24, 1996 granted under the hand and seal of Notary Public No. 20 in and for the Federal District, Mr. Luis Felipe del Valle Prieto Ortega. Said instrument is duly recorded in the Public Commercial Registry of the Federal District under commercial folio 208,365 dated June 24, 1996.

The duration of the company is indefinite.

Address and Telephone Number

The Corporation's principal offices are located in Avenida Insurgentes Sur No. 3500, piso 5, Edificio Telmex, Colonia Peña Pobre, C.P. 14060, México, D.F. The Corporation's telephone number is 52-44-08-02.

Background

The Corporation was organized as result of the split from GCarso approved by the general extraordinary shareholders' meeting held on April 30, 1996. The purpose thereof was to separate the ownership of Telmex' shares from the other companies whose principal activity is in the telecommunications sector. This includes the rights to various call and put option agreements for ADS representing shares in Telmex, which is now América Móvil.

By virtue of the spin-off from GCarso and the incorporation of the Corporation on June 24, 1996, all Telmex' shares and options owned by GCarso were transferred to the Corporation.

In September 2000, Telmex announced that it was splitting from the cellular telephone sector and the majority of its international investments to create a new corporation, América Móvil. The purpose of the split was to create two companies with separate management that would be focused on its business. This would be a quick and efficient way to capitalize the challenges and opportunities that could arise in their corresponding markets. Telmex' shareholders proportionally received a number equivalent to the shares representing América Móvil's capital stock.

In November 2000, Telmex' spit became effective. Once the registration process for América Móvil were approved by the Mexican and foreign authorities, América Móvil's shares of capital stock corresponding to series-L and A as well as its ADS began to be listed on the Mexican, New York and Madrid stock exchanges during the first trimester of 2001.

América Móvil has become the largest wireless service provider in Latin America and among the 10 largest in the world. América Móvil was comprised of the cellular telephone business in Mexico and the majority of the international investments that Telmex had carried out.

On June 5, 2001, the Corporation announced that it would begin the spin-off process in order to transfer all the shares issued by América Móvil, owned by the Corporation, to a new shareholding corporation.

The spit was subject to the approval by the Corporation's general shareholders' meeting as well as the corresponding authorities. The Corporation's Board of Directors acknowledged that América Móvil's business activities faced regulations and operations different from those of Telmex. Furthermore, the Corporation sought greater flexibility in its corporate structure.

Through a general extraordinary shareholders' meeting held on November 30, 2001, the split from the Company and the creation of a new corporation called América Telecom was approved. América became the owner of América Móvil's shares, which had been owned by the Corporation until that time.

The purpose of the split was to improve the capacity to face future challenges and opportunities for both the Corporation as well as América Telecom. Therefore, as of December, the Corporation's capital investment was concentrated in Telmex together with other minority investments; whereas, América Telecom's capital investment was concentrated in América Móvil.

Having created two different public companies through a split has benefited both the Corporation and América Telecom since the management and corporate strategies have been specifically focused on the particular situation of each business. Each corporation has been able adopt a financial strategy to reflect their particular risks and potential profits.

Once the Corporation's split was authorized, as a spinning off Corporation, and América Telecom as a spun-off corporation, the Corporation's capital investment was concentrated mainly in Telmex, corresponding to 99% of its assets.

As of May 2002, pursuant to the resolution of the general extraordinary shareholders' meeting in which the split was approved, the share certificates were issued by América Telecom. The Corporation's shareholders received a paid share of America Telecom's capital stock. For each share of the Corporation's capital stock, Telecom exchanged the certificates corresponding to outstanding shares. Since said shares were deposited in Indeval, the exercise of this right was carried out pursuant to the applicable legal and administrative provisions.

On December 5, 2006, the Corporation's general extraordinary shareholders' meeting approved the complete amendment of its bylaws in order to adjust its context to LMV *(For more details on the Corporation's bylaws, see Section 4, subsection d) Bylaws and other agreements.)*

Background to the Acquisition of Telmex

GCarso headed the consortium that purchased a controlling equity interest in Telmex as a result of its privatization in 1990. At the date of the sale, Telmex' capital was comprised of 4.2412 billion shares; whereby, 51% corresponded to series-AA and 49% to series-A. Series-AA shares entitled its holder to vote and were listed on the BMV. The structure of the 2.163 billion series-AA shares that were purchased by the consortium is shown below:

GCarso	12.9%
SBC	12.5%
France Telecom	12.5%
Various Mexican Investors	13.1%
Total Consortium	51.0%

In 1990, all the series-AA shares corresponding to Telmex' capital stock were transferred to a trust. In June 1991, as a result of the dividend payment in shares of Telmex whereby 1.5 new series-L shares for each Class "A" or "AA", the number of Telmex' outstanding shares increased to 10.603 billion shares, as shown below:

Shares series-AA	2.163 billion
Shares series-A	2.078 billion
Shares series-L	6.362 billion
Total	10.603 billion

In 1995, GCarso began to acquire series-AA shares corresponding to Telmex' capital stock owned by various Mexican investors and began to acquire options to purchase Telmex' ordinary shares in the market.

The following table shows the number of Telmex' shares and the percentage of equity interest in regard to the total number of shares of each series owned by the Corporation to May 31, 2007, to December 31, 2006 and to December 31, 2005, respectively:

	Number of shares (thousands)			% of Equity Interest		
Series	31-May-07	2006	2005	31-May-07	2006	2005
AA	6,000,000	6,000,000	6,000,000	73.93	73.93	73.93
A	91,995	91,995	91,995	20.85	20.63	19.20
L	4,637,505	4,553,005	3,821,005	41.27	39.10	28.40

From the 1st to the 31st of May 2007, the Corporation acquired 84.5 million of Telmex' shares series "L" currently outstanding. Said acquisition represented a total cost of $1.4 billion Pesos.

b) Business Description

The strategy of the Corporation consists in keeping an equity interest in Telmex as well as identifying the best opportunities and seeking its development within the telecommunications sector; mainly in Latin American countries and the US Hispanic community.

i) Principal Activity

The Corporation is a holding company solely of other companies' shares, mainly Telmex. Its principal operations are carried out by subsidiaries that provide telecommunication services at a national and international level to residential and commercial clients with a wide range of activities.

To December 31, 2006, the shares issued by Telmex that are owned by the Corporation represent 85.6% of the total assets. This information is considered relevant so that the shareholders may form an opinion about the Corporation's financial situation.

Our subsidiary Telmex owns and operates the largest telecommunication system in Mexico. Telmex is the only national service provider of fixed telephone lines. Furthermore, it is the main provider of long distance and local telephone services and internet in Mexico. It also provides other telecommunication services and related services such as directory, connection, internet, location services and interconnection services with other operators.

Additionally, Telmex owns interests in the telecommunication industries in Argentina, Brazil, Chile, Colombia, Peru and the United States, among others. *(See: Information About Telmex in Section 2 of this Report)*.

ii) Distribution Channels

The Corporation is solely a shareholder; therefore, it does not carry out operation activities directly. Its operations are carried out by its subsidiaries, mainly Telmex. (*See: Information About Telmex in Section 2 of this Report.*)

iii) Patents, Licenses, Trademarks, and Other Agreements

The Corporation does not own patents, licenses or trademarks or any other industrial or intellectual property rights. Telmex owns industrial and intellectual property rights, including without limitation patents, trademarks, licenses, among others. *(See: Information About Telmex in Section 2 of this Report).*

iv) Principal Clients

The Corporation does not have direct clients. Its clients are found at its subsidiaries' level, mainly Telmex. *(See: Information About Telmex in Section 2 of this Report).*

v) Applicable Law and Taxes

The Corporation and its subsidiaries are subject to compliance with the laws, regulations and provisions applicable to any variable capital business corporations, such as LGSM, the Commercial Code and all tax provisions.

Additionally, as a stock market business corporation and a securities issuer, the Corporation is regulated by the LMV and the securities exchange provisions emanating therefrom. As of December 2005, a new legal framework was published in the Official Gazette of the Federation. Said new LMV became effective as of June 2006. In compliance with the new LMV, a general extraordinary shareholders' meeting was held on December 5, 2006 to approve the complete amendment of its bylaws in order to adapt them to LMV. *(For more details on the Corporation's Bylaws, see Section 4, subsection d) Bylaws and other Agreements.)*

Telmex, as the principle subsidiary of the Corporation, was the winning bidder of a concession certificate; thereby becoming authorized to carry out the corresponding purposes subject to compliance with said certificate and the special laws that specifically regulate the activities performed by Telmex.

Extreme governmental regulation could damage Telmex' international business since it could result in changes in laws, regulations and regulatory policies. Any authority with jurisdiction over Telmex' international business may adopt or amend regulations or take other actions that may adversely affect Telmex, and thereby subsequently affecting the Corporation.

Telmex is subject to certain provisions of the General Communication Law, the Federal Telecommunication Law, Telecommunication Regulation and its concessionaire. (See: *Regulation in Section 2 of this Report*).

The Corporation and its subsidiaries in Mexico may be subject to regulations in various matters regarding their normal business operations. Among the legislation that may apply thereto are antitrust provisions under the Federal Antitrust Law and its Regulation, the provisions for consumer protection under the Federal Law for Consumer Protection, the intellectual property laws such as the Federal Copyright Law, Industrial Property Law and their corresponding regulations and any other legal provisions applicable to the activities carried out during the normal or extraordinary course of its business.

With respect to the tax situation, by official communiqué 325-SAT-VII-C-10003 issued by the Secretariat of the Treasury and Public Credit on January 1, 1999, the Corporation and its subsidiary, Multimedia Corporativo, S.A. de C.V., were authorized to determine taxable earnings on a consolidated bases.

Likewise, the subsidiary, Empresas y Controles en Comunicaciones, S.A. de C.V. was incorporated into the tax consolidation of the Corporation as of the 2002 fiscal year.

On November 1, 2004, the Secretariat of the Treasury and Public Credit authorized the transfer of the tax consolidation of Telmex to the tax consolidation of the Corporation to be carried out as of January 1, 2005 pursuant to the provisions of the Income Tax Law. This does not imply a tax dis-consolidation for Telmex or for its subsidiaries nor a disincorporation of the tax consolidation system.

vi) Human Resources

Because the Corporation is solely a holding corporation, it does not have employees. Nevertheless, through its subsidiaries, it is one of the largest non-governmental employers in Mexico. *(See: Human Resources Section 2 of this Report).*

The Corporation does not have a direct relationship with any worker's union since it has no employees and is solely a shareholder.

vii) Environmental Measures

Because the Corporation is solely a holding corporation whose assets are comprised of shares in its subsidiaries, it does not have an environmental policy nor does it have certificates or acknowledgement regarding such.

viii) Market Information

The Corporation is solely a holding corporation whose principal investment is aimed at the telecommunications sector. During 2006, the Corporation and its subsidiaries kept their leadership position in the national market. The foregoing were top level participants in the telecommunications sector.

Both nationally and internationally, there are various groups that invest in telecommunication companies. This is the Corporation and its subsidiaries' direct competition. The positive aspects of competition for the Corporation are to create an experienced Latin American market, which in turn would allow the Corporation's management to acquire greater experience.

The negative aspects of competition for the Corporation are that basically there are several competitors in telecommunications sector; therefore, a greater effort must be made to keep its leadership position in the market. (*See: Market Information in Section 2 of this Report*).

ix) Corporate Structure

The Corporation is solely a shareholder that heads a business group comprised of the subsidiaries and affiliates mentioned below. To December 31, 2006, the Corporation has a 52.69% equity interest in Telmex' capital stock. This corresponds to 71.16% of the outstanding shares entitled to vote.

The Corporation's principal subsidiaries to December 31, 2006 are set forth in the table below:


CARSO GLOBAL TELECOM, S.A.B, DE C.V.
99.99%
MULTIMEDIA CORPORATIVO, S.A. DE C.V
52.69%
TELÉFONOS DE MÉXICO, S.A.B. DE C.V.
99.99%
EMPRESAS Y CONTROLES EN COMUNICACIONES, S.A DE C.V.

The Corporation, through Telmex, has various subsidiaries. The following list shows the most important subsidiaries and investments accounted using the ownership method to December 31, 2006.

		Equity Interest to December 31,	
Name of the Corporation	**Country**	**2006**	2005
Subsidiaries:			
Telmex	Mexico	**71.16**[1]	70.89[1]
Controladora de Servicios de			
Telecomunicaciones, S.A. de C.V.	Mexico	**100.0%**	100.0%
Alquiladora de Casas, S.A. de C.V.	Mexico	**100.0**	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	**100.0**	100.0
Compañía de Teléfonos y Bienes Raíces, S.A. de	Mexico	**100.0**	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	**100.0**	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	**100.0**	100.0
Uninet, S.A. de C.V.	Mexico	**100.0**	100.0
Embratel Participações S.A.	Brazil	**97.0**[2]	72.3 [2]
Empresa Brasileira de Telecomunicações, S.A.	Brazil	**96.0**	96.3
Star One, S.A.	Brazil	**77.6**	77.1
Primesys Soluçoes Empresariais, S.A.	Brazil	**96.0**	71.6
Telmex do Brasil Ltda.	Brazil	**97.0**	72.3
Telmex Chile Holding,S.A.	Chile	**100.0**	100.0
Telmex Corp., S.A. (antes Chilesat Corp. S.A.)	Chile	**99.7**	99.7
Techtel LMDS Comunicaciones			
Interactivas, S.A.	Argentina	**100.0**	100.0
Telmex Argentina, S.A.	Argentina	**100.0**	100.0
Metrored Telecomunicaciones, S.R.L.	Argentina	**100.0**	100.0

		Equity Interest to December 31,	
Name of the Corporation	**Country**	**2006**	2005
Telmex Colombia. S.A.	Colombia	**100.0**	100.0
Superview Telecomunicaciones, S.A.	Colombia	**99.2**	
Telmex Perú, S.A.	Peru	**100.0**	100.0
Sección Amarilla USA LLC	U.S.A.	**80.0**	
Empresas y Controles en Comunicaciones, S.A. de C.V.	Mexico	**99.99**	99.99
Associates:			
Net Serviços de Comunicação, S.A.	Brazil	**38.6**[(3)]	26.8[(3)]
Grupo Telvista, S.A. de C.V.	Mexico	**45.0**	45.0
2Wire, Inc.	U.S.A.	**13.0**	-
Soluciones Integrales de Energía, S.A. de C.V.	Mexico	-	34.5

(1) Corresponds to controlling shares owned by Telmex.
(2) To December 31, 2006, the Corporation owns 98.0% controlling shares (97.3% in 2005)..
(3) Corresponds to the percentage of indirect equity interest by Telmex in Net; therefore, to December 31, 2006, the direct equity interest owned by Embrapar in Net is 39.9% (37.1% in 2005.)

x) Description of Main Assets

The Corporation's main assets are represented by Telmex' shares. Approximately 85.60% of the Corporation's total assets are comprised of shares of stock representing Telmex' capital stock.

At times, in order to guarantee payment of its mid- and long-term loan agreements executed by the Corporation, the former grants Telmex' shares as collateral (*See Chapter 3, Financial Information, subsection c) Information About Significant Loans*).

The guarantees may be exercised by the counterparts if the Corporation breaches its obligation to liquidate the loans.

xi) Judicial, Administrative or Arbitration Proceedings

The Corporation, as a holding, does not face any judicial, administrative or arbitration procedure to date. However, through Telmex and its subsidiaries, it does have pending procedures within their normal business operations. (*For more information about Telmex' judicial, administrative or arbitration procedures, see Section 2 of this Report.*)

xii) Shares of Stock Representing the Capital Stock

The Corporation's subscribed and paid capital is $1.175134 billion Pesos (par value) taking into consideration the shares repurchased by the Corporation pursuant to Article 56 of the LMV. Said capital is represented by 3.492 billion common, registered, without par value series-A1 shares corresponding to the minimum fixed portion of capital stock.

After its incorporation in 1996, the Corporation increased its capital stock, as approved by the general extraordinary shareholders' meeting held on October 1, 1996 by issuing 35 million series-A1 shares. By virtue of the foregoing, the capital stock increased to the registered amount of $2.253057 billion Pesos (par value), represented by 950 million series-A1 shares.

Afterwards, the general extraordinary shareholders' meeting held on February 28, 2000 agreed to carry out a split of 4 new series-A1 shares for each of the foregoing. Therefore, the 950 million series-A1 shares issued by the Corporation before the split increased to 3.8 billion series-A1 shares representing the Corporation's capital stock.

In 2000 and 2001, the Corporation participated in two mergers as the merging corporation. The first was carried out with GT2000, S.A. de C.V., as merged corporation, and the second with Inveresci 2000, S.A. de C.V. and Banesci 2000, S.A. de C.V., as merged companies.

Subsequently, the Corporation has not amended its capital stock.

xiii) Dividends

At the annual ordinary shareholders' meeting, the board of directors submitted the Corporation's financial statements for the previous fiscal year and their report to the shareholders. Once the shareholders' approved the financial statements, they determined the Corporation's net profit distribution for the previous fiscal year. According to the law, 5% of the aforementioned net profits must be separated into a reserve fund that will not be available for distribution until the amount of said fund reaches 20% of the Corporation's nominal capital stock (before the re-expression thereof in constant pesos becomes effective). The excess amounts may be distributed to other reserve funds that the shareholders establish. The remaining net profit, if any, may be paid as dividends, as determined by the Corporation's shareholders' meeting or board of directors.

Series-A1 shareholders have equal rights per share and may be paid dividends and other payments, including any payment when liquidating the Corporation. Partially paid shares are entitled to their corresponding partial payment. If said shares have not been paid, then they shall only be entitled to the portion that was paid.

The Corporation has not ordered dividend payments during the last three fiscal years because of its investments, payments and liabilities commitments. Moreover, it is important to underscore that the Board of Directors does not have an express policy about ordering dividend payment or advising about such at a shareholders' meeting if profits exist for any fiscal year.

3) FINANCIAL INFORMATION

a) Selected Financial Information

The following comments should be read together with the consolidated financial statements and commentary, including this annual report. Additionally, it is important to underscore that the Corporation's financial statements, as the indirect owner of various foreign investments, reflect the financial information reviewed and audited by qualified auditors in the countries where said investments are found. Therefore, the Corporation's external auditor reviewed and analyzed the Corporation's own information and that of its national subsidiaries and the reports prepared by the foreign external auditors, basing his report on said information. This is disclosed in the external auditor's opinion that is attached to the Corporation's audited financial statements. *(See: Financial Statements of the Corporation incorporated into Section 1 of this Report).*

The financial statements attached have been prepared in accordance to the Financial Reporting Standards ("NIF", as abbreviated in Spanish) which include the bulletins and memoranda issued by the Commission on Accounting Principles ("CPC", as abbreviated in Spanish) and the Public Accounting Institute of Mexico ("IMPC", as abbreviated in Spanish), which have not been substituted by the NIF. Furthermore, said statements were drafted according to the interpretations of the NIF ("INIF", as abbreviated in Spanish) issued by the CINIF [Mexican Committee for the Investigation and Development of Rules on Financial Information]. *(See the information contained in the Financial Statements of the Corporation incorporated in Section 1 of this Report).*

The consolidated financial statements include Telmex and its subsidiaries' accounts. Said companies operate in the telecommunications sector or render services to companies in this line of work.

The minority interests shown in the financial statements attached basically refers to other shareholder's equity interest in Telmex.

The balances and operations between the Corporation and its important subsidiaries have been eliminated from the consolidated financial statements.

The following table shows the Corporation's selected financial information for the last three fiscal years, which comes from and must be read along with the Corporation's audited financial statements. Said statements have been audited by Mancera and are attached hereto as Annex 1.

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CARSO GLOBAL TELECOM, S.A.B. DE C.V. and SUBSIDIARIES
Select Financial Information
Thousands of Constant Pesos to December 31, 2006
(Except for the pondered share average)

Description	2006	2005	2004
Net Sales	$ 175,006,123	$ 173,504,716	$ 150,536,847
Operating Profit	48,588,351	52,312,005	44,604,530
Majority Net Profits	12,527,727	11,872,553	9,216,464
Majority Net Profits per Share	3.59	3.36	2.47
Investments in Fixed Assets	21,152,514	25,614,596	21,055,387
Depreciation and Amortization during the Fiscal Year	24,563,262	25,998,693	26,824,536
Total Assets	273,163,795	274,964,974	283,831,904
Total Long-Term Liabilities	112,030,416	107,210,079	110,301,680
Consolidated Net Worth	80,706,659	100,094,516	98,379,892

Data			
Majority Net Profits	$12,527,727	$11,872,553	$ 9,216,464
Pondered Share Average (millions of shares)	3,494.0	3,530.0	3,583.0
Majority Net Profits per Common Shares	3.59	3.36	2.47
Investments in Fixed Assets	21,152,514	25,614,596	21,055,387

b) Financial Information Related To Business Activities, Geographic Zone and Sales from Exports

The Corporation is solely a shareholder; however, at a consolidated level through Telmex, its subsidiary, it partially renders local and long distance telephone services. (*See Financial Information Related to Business Activities, Geographic Zone and Sales from Exports in Section 2 of this Report.*)

c) Information about Significant Loans

The Corporation's Loans

Loans Guaranteed by Telmex' Shares

During 2006, the Corporation took out various loans in the amount of $800 million USD from foreign banks. It also took out two loans from BBVA Bancomer S.A. in the amount of $300 million USD with maturity dates in 2011. As a guarantee for said loans, Telecom provided 44.25 million ADR's that represent 885 million shares series "L" of Telmex, which shall be returned on the payment date of said loans, either at maturity or in advance.

Moreover, during the fiscal year of 2006 the Corporation had other guaranteed loans from previous years in the amount of $1.1 billion USD with maturity dates between 2007 and 2010. These are guaranteed by 71.97 million ADR's, which represent 1.439 billion shares series "L" of Telmex. The Corporation pays interests at LIBOR rate plus a surcharge, which in current conditions fluctuates between 0.20% and 1.34% in 2006.

At the end of February 2007, the Corporation liquidated loans in the amount of $510 million USD, whereby 34.29 million ADR's were released that represent 685.71 million shares series "L" of Telmex. Likewise, the Corporation took out a new loan for US$300 million USD with a maturity date in 2012. As collateral for this new loan, the Corporation provided 9.67 million ADR's that represent 193.36 million shares series "L" of Telmex, which shall be returned on the payment date of said loans, either at maturity or earlier.

The guarantees may be exercised by the other party if the Corporation breaches its obligation to liquidate its loans. The Corporation has carried out these kinds of operations previously, liquidating on time at the maturity of every operation. Therefore, the other parties have never exercised said guarantees.

Telmex' Loans

Telmex Bonds

On January 26, 2001, Telmex issued a bond for $12.800986 billion Pesos (US$1 billion USD), which mature on January 2006 at 8.25% rate per annum payable each semester. On May 8, 2001, the Corporation issued an auxiliary bond for $6.036495 billion Pesos (US$500 million USD) with the same characteristics. In 2006, the interest accrued for said debt instruments totaled $70.215 million Pesos ($1.440375 billion Pesos in 2005). During 2005, Telmex repurchased a total of $5.213907 billion Pesos (US$431.6 million USD) (par value) of this bond. The difference between the repurchase price and the par value totaled $190.51 million Pesos (US$15.6 million USD), which it acknowledged in the total cost of the financing. In January 2006, the unpaid balance of this bond, $11.612115 billion Pesos (US$1.0684 billion USD), was liquidated.

On November 19, 2003, Telmex issued a bond for $13.007964 billion Pesos (US$1 billion USD), which matures in 2008 at 4.5% rate per annum payable each semester. In 2006, the interest accrued for this debt instrument totaled $530.265 million Pesos ($562.308 million Pesos in 2005).

Likewise, on January 27, 2005, Telmex placed bonds for an amount equivalent to a total of $16.123614 billion Pesos (US$1.3 billion USD). This placing was divided in two sets of $8.061807 billion Pesos (US$650 million USD) each. The first placing matures in 2010 at 4.75% rate per annum. The second placing matures in 2015 at 5.5% rate per annum. Both have interests payable each semester. On February 22, 2005, this operation was reopened by Telmex and the amount of each issuance was increased to $11.707269 billion Pesos and $9.884538 billion Pesos (US$950 million USD and US$800 million USD, respectively). In 2006, the interest accrued for the bond maturing in 2010 totaled $531.585 million Pesos ($507.257 million Pesos in 2005) and for the bond maturing in 2015 totaled $518.329 million Pesos ($500.032 million Pesos in 2005).

On January 26, 2006 Telmex issued a bond in pesos in a foreign country for a total amount of $4.5 billion with which matures in 2016 at 8.75% rate per annum. In 2006 the interest accrued per year totaled $392.794 million Pesos.

Telmex' Syndicated Loan

On July 15, 2004, Telmex executed into a syndicated loan agreement for $31.535816 billion Pesos (US$2.425 billion USD) divided into two parts: (i) the first was for $19.925621 billion Pesos (US$1.525

billion USD) with a three year maturity, and *(ii)* the second was for $11.610194 billion Pesos (US$900 million USD) with a five year maturity.

On October 20, 2005, Telmex executed an agreement to restructure the syndicated loan, for $31.535816 billion Pesos (US$2.425 billion USD). Said agreement sought to improve the loan conditions and increase the total amount to $29.201161 billion Pesos (US$2.5 billion USD). This increase was divided in two sets: (i) the first for the amount of $17.520696 billion Pesos (US$1.5 billion USD) with a four year maturity and (ii) the second for the amount of $11.680464 billion Pesos (US$1 billion USD) with a six year maturity. The restructuring of the syndicated loan did not generate any penalty fee whatsoever.

On August1 11, 2006, the aforementioned syndicated loan was restructured, once again improving the loan conditions and increasing the total amount to $33.280186 billion Pesos (US$3 billion USD). This increase was divided in three sets: (i) the first for the amount of $14.421414 billion Pesos (US$1.3 billion USD) with a three year maturity, (ii) the second for the amount of $11.093395 billion Pesos (US$1 billion USD) with a five year maturity, and (iii) the third for the amount of $7.765377 billion Pesos (US$700 million USD) with a seven year maturity. The outstanding balance on this loan to December 31, 2006 is included in Telmex' Financial Statement in the "Bank" amount (liabilities in USD)

On June 30,2006 Telmex also executed another syndicated loan agreement for $5.769616 billion Pesos (US$500 million USD) divided in two sets of $2.884808 billion Pesos (US$250 million USD) each with a four and six year maturity respectively.

Telmex' Lines of Credit

To December 31, 2006, Telmex has lines of credit with certain foreign financial institutions. The credit available totaled $1.786369 billion Pesos (US$164.2 million USD), which shall accrue at a variable interest rate of LIBOR plus 30 base points, approximately, when these are employed. To December 31, 2006, Embratel had unavailable lines of credit for US$80.9 million USD at a 4.1% interest rate.

Debt Prepayments

During 2005, Telmex prepaid part of its debt with various financial institutions, excluding the repurchase of the bond with a maturity date in 2006, for a total of $215.101 million Pesos (approximately US$18.3 million USD) without generating any penalty fee whatsoever.

Likewise, during 2005, Embratel paid 35% of the bond with maturity in 2008 in advance (equivalent to US$96.3 million USD) and approximately US$200 million USD of short-term debt.

d) Comments and Analysis of the Administration regarding the Corporation's Operation Earnings and Financial Situation

i) Operation Earnings

Telmex, the subsidiary, provides nearly all the consolidated revenue for the Corporation. Additionally, the Corporation obtains revenue from the services rendered according to the agreement executed with Telmex; whereby the Corporation provides consulting services about financial operations and management. The agreement is effective for one year and may be extended for an indefinite term. These services are eliminated in the consolidated financial statements.

Consolidated revenue in 2006 totaled $175.006 billion Pesos, which is 0.91% more than the previous year. The accounting consolidation of Telmex' international operations increased the Corporation's revenue. The integration of new companies has been carried out with special care placed upon the cost and expenditure control and without affecting the Corporation's financial structure.

The Corporation's consolidated operating profit was $48.588 billion Pesos in 2006, which is a 7.2% decrease compared to $52.312 billion Pesos in 2005.

The Corporation's EBITDA corresponding to the 2006 fiscal year totaled $73.151 billion Pesos, which is 6.6% lower than $78.310 billion Pesos corresponding to the previous 2005 fiscal year.

Net profits before the minority equity interest totaled $27.521 billion Pesos in 2006, which is 6.6% lower than the previous year. However, majority net profits were $12.527 billion Pesos, which is an increase in 5.5% compared to the previous year.

The Corporation's cash flow was comprised by the administrative fee that it receives from Telmex, which totaled US$30 million USD during 2006, and by the dividends paid by Telmex in the same year. Said dividend payment was ordered in the amount of $0.41 per share and which represented an income for the Corporation for approximately $366 million USD.

The details of the numbers above can be verified in the Corporation's financial statements attached hereto as Section 1.

Accounting Policies and Practices

For a description of the accounting policies and practices, see item II of Note 1 in the Corporation's audited financial statements for the fiscal year ending on December 31, 2005, which are attached hereto.

ii) Financial Situation, Liquidity and Capital Resources

Internal and External Sources of Liquidity

The internal sources of liquidity originate from the flow generated by the subsidiaries of the Corporation.

The external sources of liquidity mainly originate from bank funding through credit lines granted on a short-term and long-term basis by means of short-term and long-term stock-market debt (commercial paper and stock market certificates, respectively).

The Corporation's principle capital requirements are applied to investments in assets, dividend payments and the Corporation's repurchase of shares program. In general, the Corporation has fulfilled the principle requirements through cash flows generated by operation and limited loans. The operating revenue was $56.875 billion Pesos in 2006, $54.167 billion Pesos in 2005.

The Corporation's investments in assets totaled $21.152 billion Pesos in 2006 compared to $25.615 billion Pesos in 2005.

Amount of Indebtedness

The Corporation's liabilities to December 31, 2006 ascended to $132.777 billion Pesos. The Corporation's temporary cash and investments totaled $19.635 billion Pesos. Likewise, the Corporation's net debt at the close of the 2006 fiscal year was $113.142 billion Pesos. This amount has not varied significantly at the close of the first quarter of 2007.

The total long-term debt (in thousands of pesos) is comprised as follows:

	Average interest rates to December 31		Maturities for	Balances to December 31	
	2006	2005	2007 to	2006	2005
Liabilities in US dollars:					
Consolidated except for Embratel:					
Bonds(1)	4.9%	5.8%	2016	$29,907,625	$ 43,548,644
Banks (2)	5.7%	5.2%	2014	68,455,918	56,247,330
Loans from Suppliers	6.0%	6.6%	2007	94,943	36,477
Financial Leasing	6.3%	5.8%	2011	92,776	420,978
Sum				**$98,551,262**	**100,253,429**
Embratel's Liabilities in US dollars:					
Bonds	11.0%	11.0%	2008	1,935,589	2,029,822
Banks	6.2%	5.9%	2013	10,460,335	4,720,777
Financial Leasing		11.3%			713
Sum of liabilities in US dollars				**110,947,186**	**107,004,741**
Liabilities in MXP:					
Bonds	8.8%		2016	4,500,000	
Stock Market Notes (3)	7.57%	7.57%	2007	1,349,553	1,348,092
Stock Market Certificates (4)	9.0%	9.4%	2012	13,450,001	15,770,245
Banks	7.5%	8.5%	2007	1,300,000	1,384,240
Sum of liabilities in MXP				**20,599,554**	**18,502,577**
Liabilities in Brazilian Reales:					
Banks	12.7%	15.2%	2010	38,243	76,111
Financial Leasing	17.0%	18.2%	2008	2,524	14,065
Sum of liabilities in Brazilian Reales				**40,767**	**90,176**
Liabilities in other currencies:					
Banks	7.4%	6.6%	2016	762,295	617,648
Financial Leasing	10.8%	12.5%	2027	181,533	192,063
Loans from Suppliers	2.0%	2.0%	2022	245,736	250,710
Sum in other Currencies				**1,189,564**	**1,060,421**
Total Debt				**132,777,071**	**126,657,915**
Minus short-term debt and the outstanding portion of the long-term debt not including Embratel				17,391,126	18,497,180
Embratel				3,355,529	950,656
Short-term Debt				**20,746,655**	**19,447,836**
Long-term Debt				**$112,030,416**	**$ 107,210,079**

Policies Applicable to the Treasury

The Corporation individually invests its excess cash in deposits and investments in financial institutions that have good credit ratings and that have guidelines regarding diversification and maturity that seek security and liquidity.

The temporary cash and investments are in pesos or dollars depending upon the investment requirements and liquidity needs for each subsidiary based upon their cash flow and their debt structure.

Important Investments in Capital

At the date of this report, the Corporation has no relevant investments in capital.

iii) Internal Control

Since the Corporation, as a holding, does not have employees or personnel, compliance with its rules for internal control is supervised permanently by the departments of management and finance and internal audit of some of its affiliated companies. These review, analyze and correct, as the case may be, the differences regarding the operations approved by the Corporation's Board of Directors and its registry. Said departments also review the general guidelines and applicable criteria and NIFs.

The external auditors study and evaluate the internal control system in order to audit the financial statements, once they issue their report about suggestions for said controls.

The Corporation, by means of its Board of Directors, organized an Audit Committee comprised of board members whereby the Chairman and the majority thereof are independent. Said committee is in charge of implementing systems for internal control in order to verify the transactions carried out and registered by the Corporation as set forth by management and NIF.

The Corporation does not have an internal audit department; however, it is audited by an affiliated corporation and its subsidiaries are audited by their own internal auditing departments whose scope is unlimited and its main objective is to ensure that the Corporation and its subsidiaries comply with the applicable internal control policies and procedures.

e) Critical Accounting Estimates

While drafting our financial statements, we made estimates about several issues. Some of these issues were highly uncertain and our estimates involved opinions made based upon the available information. We have identified several of these issues; therefore, our financial submittal may be affected significantly if (a) we use different estimates than those that we could have used or (b) in the future we change our estimates in response to changes that could reasonably have occurred.

Our comments refer only to the estimates that we believe to be the most important based upon the level of uncertainty and probability of a significant impact had we used a different estimate. There are many areas in which we use estimates regarding uncertain issues; however, the probability of changes or estimates are unimportant for our financial submittal. Regarding the use of estimates in accounting policies for Telmex, *see Use of Estimates in Certain Accounting Policies in Section 2 of this report.*

4) Administration

a) External Auditors

The Corporation's Consolidated Financial Statements were audited by Mancera. The auditors have not been changed in the last three fiscal years. The appointment of the auditors complies with the provisions issued by the CNBV.

The Corporation followed the following procedure to select the external auditors:

a) The Audit Committee analyzed various options and then made recommendations to the Board of Directors about the candidates for external auditors. This included the scope of their authorities and hiring conditions in order to carry out the Corporation's accounting audit for the fiscal year ending on December 31, 2006.

b) The Audit Committee interviewed the Corporation's external auditors in order to verify that they would indeed comply with the requisites of independence and personnel rotation.

c) Based upon the foregoing, the Corporation ratified the appointment of the firm Mancera as its external auditors for the fiscal year ending on December 31, 2006.

During the last three years, the external auditors have not issued an opinion with any conditions, a negative opinion nor have they abstained from issuing an opinion about the Corporation's financial statements.

Fees for Various Auditing Services

In 2006, the Corporation and its subsidiaries paid Mancera and other members of Ernst & Young Global. The following table shows fees paid during the fiscal years ending on December 31, 2006 and 2005.

	To December 31st	
	2006	2005
	(In thousands of constant pesos to December 31, 2006)	
Fees for audit service	$67,388	$55,922
Fees for services related to audits	8,159	2,908
Fees for Taxes	2,912	1,241
Other Fees	2,832	531
Total fees	$81,291	$ 60,602

The above-cited "audit fees" are the accumulated fees that were invoiced with respect to the auditing services of the annual financial statements, the review of the intermediary financial statements and regulation audits of the Corporation and its subsidiaries.

The above-cited "fees for services related to audits" are those invoiced for the services related to compliance with the rules and regulations enacted in regard thereto, the requirements by the SEC and the revision of reports about our operations sent to COFETEL.

The "fees for taxes" were invoiced for services rendered to comply with tax obligations.

Lastly, the "other fees" are fees invoiced mainly for the evaluation of the security of our technological information.

b) Operations with Related Parties and Conflicts of Interest

During the normal course of operations, the Corporation executes a vast range of financial and commercial transactions with related parties such as Telmex' subsidiaries and associates, GFInbursa and its subsidiaries, and GCarso. It plans to continue these operations in the future. The operations with affiliated companies were carried out at market price.

The Corporation executed a service agreement with Telmex whereby the Corporation renders consulting services regarding financial operations and administration to Telmex. The agreement has an annual term that may be extended for an indefinite period.

During the fiscal years ending on December 31, 2006 and 2005, the most important operations with related parties were the following:

		2006		2005
Investments and Expenses:				
Purchase of goods, inventory and fixed assets (1)	$	5,359,756	$	6,283,707
Insurance premiums, administration and operation service fees, brokerage and others fees (2)		3,761,109		4,045,840
Payment of interconnection related to the program "the caller pays" (3)		12,837,421		12,107,196
Revenue:				
Sale of goods and other services (4)		1,333,894		1,579,770
Sale of long distance services and other telecommunication services (5)		6,989,687		6,408,369
Sale of 50% of Technology and Internet, LLC				46,261

(1) In 2006, $4.306760 million Pesos ($6.216731 million Pesos in 2005) were included for the purchase of network construction services and goods from subsidiary of GCarso.

(2) In 2006, $1.298644 million Pesos ($1.633852 million Pesos in 2005) were included for network maintenance services with a subsidiary of GCarso; $766,244 Pesos ($793,184 Pesos in 2005) for services rendered by a subsidiary of IDEAL; $441,497 Pesos ($378,466 Pesos in 2005) for insurance premiums from Seguros Inbursa, S.A., Grupo Financiero Inbursa, which at the same time, reinsures the most part with third parties; $63,902 Pesos ($133,992 Pesos in 2005) for brokerage services from Inversora Bursátil, and $425,275 Pesos ($492,857 Pesos in 2005) for fees paid for administration and operation services to technology partners (AT&T and the Corporation).

(3) Expenses related to the interconnection program "the caller pays" for calls made from fixed telephones to cellular telephones paid by América Móvil's subsidiary. This also includes $3.848239 million Pesos ($2.200740 million Pesos in 2005) that was paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the "Claro" trademark in Brazil.

(4) In 2006, $323,311 Pesos ($426,642 Pesos in 2005) was included for the sale of materials and other services to a subsidiary of GCarso.

(5) Revenue invoiced to the subsidiary of América Móvil, which includes $850,492 Pesos ($1,836,095 Pesos in 2005) invoiced to subsidiaries of América Móvil that operate under the "Claro" trademark.

To December 31, 2006, Telmex had net accounts payable with a subsidiary of GCarso and a subsidiary of América Móvil for $419,155 Pesos and $1.105785 million Pesos respectively

($230,020 Pesos and $1.128397 million Pesos in 2005). Likewise, in 2005 Embratel had a $285,161 Peso loan to pay to a subsidiary of GFInbursa.

c) Board Members and Shareholders

The Corporation's management is entrusted to its Board of Directors. Currently, the Board of Directors is comprised by six shareholding members and their substitutes, which were appointed by the shareholders' meeting for a one year term. If any of the shareholding board member is absent, then the substitute member will attend to the meetings.

Pursuant to the provisions of the Corporation's bylaws, the ordinary shareholders' meeting will decide how the Board of Directors is comprised. However, it must consist of at least 5 and no more than 20 members.

The main purpose of the board of directors is:

1) Fulfill its obligations under the LMV and its bylaws:

2) Represent the Corporation before any federal, state or municipal authority, before any national or international individual or legal entity and before the federal or local Board of Conciliation and Arbitration;

3) Grant, subscribe, endorse or guarantee any kind of negotiable instrument;

4) Appoint the Corporation's directors, employees, managers and attorneys-in-fact to whom it must state their duties, obligation and remuneration;

5) Open or close offices, branches or agencies;

6) Acquire shares, equity interests and securities issued by third parties and exercise the right to vote on said shares or equity interest of other companies;

7) Enter into, amend, terminate or cancel agreements;

8) Accept on behalf of the Corporation, instructions from Mexican or foreign individuals or legal entities;

9) Open bank accounts and withdraw deposits from them;

10) Establish security interests in personal or real property and create a trust in order to guarantee the Corporation's obligations and become a joint obligor, surety and, in general, become obligated regarding the fulfillment of third parties' obligations, therefore establishing security interests in personal or real property to ensure the fulfillment of said obligations;

11) Confer, substitute and delegate general and special powers for acts of ownership; confer, substitute and delegate general and special powers for acts of administration and lawsuits and collections, in both cases with the express authority to assign the power to confer, substitute and delegate general and special powers in these matters and allow the attorneys-in-fact who are entrusted with these authorities to delegate these. The Board of Directors may also delegate these authorities when it deems necessary; provided that by granting said powers the duties of the Board of Directors are not completely substituted;

12) Revoke general and special powers granted by the Board of Directors, by the shareholder's meeting, and/or the power-of-attorney.

13) Confer authorities to grant, subscribe, endorse and guarantee all kinds of negotiable instruments; provided, however, to guarantee negotiable instruments,

that said authority must be granted always in order to be jointly exercise by at least two persons;

14) Summon Shareholders' Meetings and execute the resolutions adopted thereby;

15) Execute any legal act and adopt any necessary resolution in order to achieve the Corporation's purpose; and

16) Establish special committees deemed necessary by the Board of Directors to carry on the operations of the Corporation; thus, establishing the authorities and obligations of said committees. Nevertheless, these committees shall not have the powers that according to the applicable laws or corporate bylaws correspond exclusively to the general shareholders' meeting or to the Board of Directors.

Below are the names of the Corporation's board members, the office they represent and the years that they have served as such. Said members were ratified by the Corporation's ordinary shareholders' meeting held on April 20, 2007. Said persons will continue occupying such offices even when the fiscal year has concluded and until the meeting has made new appointments and the board members that were designated take office.

Name	Title	Seniority (years)	Kind of Member
Shareholding Members			
Jaime Chico Pardo	Chairman	11	Related
Carlos Slim Domit	Vice-chairman	11	Shareholding Member
Humberto Gutiérrez Olvera-Zubizarreta	Member	11	Related
Claudio X. González Laporte	Member	11	Independent
Juan Antonio Pérez Simón	Member	11	Independent
Fernando Solana Morales	Member	0	Independent
Substitutes			
Arturo Elías Ayub	Substitute Board Member	11	Shareholding Member Related
Daniel Hajj Aboumrad	Substitute Board Member	11	Shareholding Member Related
Marco Antonio Slim Domit	Substitute Board Member	11	Shareholding Member
Patrick Slim Domit	Substitute Board Member	11	Shareholding Member
Eduardo Valdés Acra	Substitute Board Member	11	Independent
José Kuri Harfush	Substitute Board Member	11	Independent

Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers

Relationship by Blood

• Second Degree (transversal line)
Carlos Slim Domit with Patrick Slim Domit
and Marco Antonio Slim

Relationship by Marriage

Second Degree (transversal line)
Arturo Elías Ayub and Daniel Hajj Aboumrad, with
Carlos Slim Domit, Marco Antonio Slim Domit
Patrick Slim Domit

Shareholding Members

Carlos Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. He is 40 years old. He is the Chairman of the Board of Directors of Telmex, GCarso and Grupo Sanborns, S.A. de C.V. He is also de CEO of Grupo Sanborns, S.A. de C.V. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Patrick Slim Domit.

Jaime Chico Pardo is an Industrial Engineer from the Universidad Iberoamericana. He is 57 years old. Additionally, he is the Vice-chairman of the Board of Directors of Telmex. He is a member of the Board of Directors of América Móvil and GCarso. In the past, he served as CEO of Grupo Condumex, S,A. de C.V. and Chairman of Corporación Industrial Llantera, S.A. de C.V. (Euzkadi General Tire de México).

Humberto Gutiérrez Olvera Zubizarreta is a Public Accountant from the Banking and Business School. He is 66 years old. Currently, he is the CEO of GCarso and CEO of Grupo Condumex S.A. de C.V. Additionally, he is a board member of GCarso, Telmex, IDEAL and, Grupo Condumex, S.A. de C.V.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as Chairman of the Board of Directors for Kimberly Clark de México, S.A. de C.V. He is a board member of the following companies: GCarso, América Móvil, GFInbursa, Kimberly Clark Corporation, General Electric Co., Kellogs Co., Unilever, Grupo Alfa, S.A. de C.V., Grupo México, S.A. de C.V., Grupo Modelo, S.A. de C.V. and The Mexico Fund Inc.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 66 years old. Since 1995, he has served as Vice-chairman of Telmex as well as Chairman of the board of directors for Sanborns Hermanos, S.A. He is a shareholding member for the following companies: GCarso, GFInbursa and some of their subsidiaries and other affiliates of Telmex and GCarso.

Fernando Solana Morales was born in Mexico City. He has graduate studies in Engineering, Philosophy, and Political Science. He has served as CEO of Industrias ICONSA and as a member of the Board of Directors of Banco Internacional (now HSBC Bank, S.A.), Banco de Jalisco and of the California Commerce Bank. In the public sector, he has served as Commerce Secretary (1976 – 77), member of the Board of Directors of Petróleos de México and Education Secretary (1977 – 1982), Governor of the Mexican Central Bank [Banco Nacional de México] (1982 – 1988) (then a government-owned bank), Secretary of Foreign Affairs (1988 – 1993) and Senator of Mexico, presiding over the Foreign Relations Committee and forming part of the Finance and Commerce Committees (1994 – 2000). Currently he is president of the Fondo Mexicano para la Educación y el Desarrollo and is board member of the Fundación México-Estados Unidos para la Ciencia [Foundation of Science Mexico – USA]. He is a board member for various banks, corporations and cultural organizations; he is delegate board member of Analítica Consultores, CEO of Solana y Asociados, S.C: and member of the Consulting Board of the Latin-American Parliament.

Substitute Members

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 41 years old. He is a board member of the following companies: Telmex; GCarso, América Móvil and GFInbursa. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Daniel Hajj Aboumrad has a bachelor's degree in business administration from the Universidad Anáhuac. He is 40 years old. He is the CEO of América Móvil and Radiomóvil Dipsa, S.A. de C.V. He is a board member of the following companies: GCarso and Grupo Sanborns S.A. de C.V. Furthermore, he has collaborated with Corporación Industrial Llantera, S.A. de C.V. (General Tire), Galas de México, S.A. de C.V., Artes Graficas Unidas, S.A. de C.V:, Bicicletas de México S.A. de C.V and Páginas Amarillas, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as Chairman of the Board and CEO of GFInbursa. He is 39 years old. The corporations in which he is a board member are: all of GFInbursa's subsidiaries, GCarso, América Móvil and Telmex. He is the son of Mr. Carlos Slim Helú and the brother of Calos Slim Domit and Patrick Slim Domit.

Patrick Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since 2000, he is a director of Telmex and Vice-chairman of GCarso. He was the CEO of GCarso and CEO of Industrias Nacobre, S.A. de C.V. since 1994. He is 38 years old. He is Chairman of the Board of América Móvil, S.A de C.V. Furthermore, he is a board member of the following companies: GCarso, Telmex and IDEAL. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Carlos Slim Domit.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Iberoamericana. Currently, he is the Vice-chairman of GFInbursa and CEO of Inversora Bursátil. He is 43 years old. He is a board member of GFInbursa and all its subsidiaries, GCarso and Telmex.

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 58 years old. Additionally, he is a board member of the following companies: Telmex;, América Móvil, GCarso, GFInbursa and several of its subsidiaries, IDEAM and Grupo Sanborns, S.A. de CV.

Board members' Equity Interest

In regard to the equity interest of (i) the Corporation's relevant board members and officers who individually own more than 1% of the shares of capital stock, (ii) the person or group of persons or principal shareholders that have control, authority or significant influence, (iii) the individual or corporate entity that is beneficiary shareholder of 5% or more of each of the series of the Corporation's shares entitled to vote, and (iv) the Corporation's 10 major shareholders, despite their equity interest not reaching the latter percentage, as well as the identity of the principal individual shareholders of the legal entities that are shareholders of the Corporation that are beneficiary shareholders of 10% or more of the Corporation's shares. It is important to underscore that the Corporation does not have complete and exact information about said equity interest; however, in accordance with the Corporation's available information derived form it's most recent general ordinary shareholders' meeting held on April 20, 2007:

1. Mssrs. Carlos, Marco Antonio and Patrick, all with the last name Slim Domit, are board members of the Corporation and have an individual equity interest greater than 1% of the Corporation's capital stock, and
2. Members of the Slim family are the principal shareholders of the Corporation because

they are the beneficiaries, directly or indirectly, approximately 82% of the Corporation's outstanding capital stock shares.

3. Since all of the Slim family members are Mexican nationals, the Corporation is a company controlled mainly by Mexicans and is not controlled direct or indirectly by any other corporation or by a foreign government.

Remuneration for board members and Officers

During the fiscal year ending on December 31, 2006, the board members only received their fees as payment for attending the board of directors' meetings. The payment was $48,000 gross Pesos per member for the whole year.

Officers

The Corporation does not have employees since it is only a shareholder. Mr. Jaime Chico Pardo is the CEO and did not receive any payment whatsoever from the Corporation for the 2006 fiscal year.

Statutory Auditor

Before the LMV became effective, the statutory auditor was Public Accountant Victor Alberto Tiburcio Celorio, managing partner of Mancera. The substitute statutory auditor was Public Accountant Fernando Espinosa López. Said persons were removed from their office on the effective date of the LMV. As of said effective date, the aforementioned persons serve as external auditors of the Corporation;

Audit Committee

The Corporation has an Audit Committee, which is an intermediate body appointed by the Board of Directors. Said corporate body is totally comprised by independent board members; the statutory auditors attend the meetings as guests, with the right to an opinion, but without a vote.

The Audit Committee's main objective is to assist the Board of Directors in supervising the management, administration and execution of the business activities undertaken by the Corporation and its subsidiaries. It must comply with its duties and obligations established in the LMV and in the bylaws, as well as other obligations, tasks, and duties entrusted by the general shareholders' meeting or the Board of Directors of the Corporation.

The Audit Committee is comprised as follows:

Jose Kuri Harfush	Chairman
Eduardo Valdés Acra	
Juan Antonio Pérez Simón	

All committee members have vast financial experience.

During the fiscal year ending on December 31, 2006, the Audit Committee members only received their fees as payment for attending the Audit Committee meetings. The payment was $24,000 Pesos per member for the entire year.

d) Bylaws and other Agreements

Below is a outline of certain information related to the Corporation's capital stock and a brief summary of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference. The Corporation's bylaws have been duly recorded in the Public Commercial Registry of the Federal District and may be sought there.

General Information The Corporation was incorporated on June 24, 1996 as a variable capital business corporation derived from the spin-off from GCarso, pursuant to the provisions of the LGSM.

The Corporation's authorized capital stock is comprised of 3.935077043 billion series-A shares that are common, registered, without par value and that represent the fixed portion of the capital stock. The issuance of new shares for the fixed portion of the capital stock requires an amendment to the Corporation's bylaws through an extraordinary shareholders' meeting. As a variable capital business corporation, the Corporation requires a minimum fixed portion of the capital and it may have a variable portion of capital. Currently, the Corporation does not have shares that represent the variable portion of the capital stock.

Shares can only be subscribed by Mexican investors. Mexican corporations with a foreigner participation clause and foreigners may only purchase such by means of participation certificates issued by Banco Inbursa.

The subsidiaries of the Corporation may not acquire, directly or indirectly, any of Corporation's shares of capital stock or negotiable instruments representing said shares, unless (i) said acquisition is made through an investment company; or (ii) if the companies in which the Corporation is a majority shareholder acquire shares in the Corporation to comply with options or sale plans for shares that are created or that may be granted or designed in favor of employees or officers of said companies or of the Corporation; however, provided that, the number of shares acquired for this purpose does not exceed twenty-five percent of the total outstanding shares of the Corporation.

Stock Registry Series-A1 shares are represented by stock certificates that have coupons attached. Pursuant to LGSM, only the shareholders registered in the shareholders' ledger of the Corporation will be deemed shareholders. Shareholders may physically hold the shares (that together with the corresponding record in the shareholder's ledger will certify ownership) or though the registry in financial entities with an account in Indeval. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed the business day before the shareholders' meeting is scheduled to be held pursuant to the published call.

Voting Rights and Shareholders' Meetings**.** Each series-A1 share entitles its holder to one vote in any shareholders' meetings. The shareholders have the right to appoint all of the board members. Presently, the Board of Directors is comprised of six shareholding members and six substitutes. Pursuant to the bylaws of the Corporation, the Board of Directors shall not exceed twenty one members.

The shareholders with a right to vote, including a limited or restricted vote, that individually or as a group represent at least 10% (ten percent) of the Corporation's capital stock shall have the right to appoint and revoke a board member at a general shareholders' meeting. In this case, said shareholder or group of shareholders will not be able to exercise their right to vote to appoint the remaining shareholding members and their substitutes which shall be appointed by the majority. The members appointed by the minority may only be revoked by the other shareholders when the appointment of all the board members shall have been ordered, except if the removal is based upon a just cause according to the provisions established in the LMV.

Board members shall be appointed for one year shall continue to perform their duties even at the end of their term or resignation, up to a term of 30 calendar days if an appointment or substitution shall not have been made or when the substitute has not taken office. However, they shall not be subject to Article 154 of the LGSM. The Board of Directors may appoint provisional members without the intervention of the shareholders' meeting upon occurrence of one of the premises regarding the aforementioned absence of a member or according to the provision under Article 155 of the LGSM. In said case, the shareholder's meeting shall ratify the appointments made by the Board of Directors or it shall appoint substitute members in the meeting following the event. However, the right of the minority shareholders must be respected as set forth in the paragraph above.

The Corporation's board members may be reelected and will receive the remuneration determined by the general shareholder's meeting. The designate substitute members shall replace their corresponding shareholding member whenever these are absent.

General shareholder's meetings may be ordinary or extraordinary.

General ordinary shareholder's meetings are those whose purpose is to discuss any issues that the applicable laws or bylaws do not reserve for the general extraordinary meetings. Likewise and in terms of Article 47 of LVM, the general ordinary shareholder's meeting shall also approve the operations that the Corporation or its subsidiaries plan to carry out during the fiscal year when these represent twenty percent or more of the Corporation's consolidated assets with respect to the amounts corresponding to the end of the preceding quarter, whether carried out simultaneously or executive, but because of its characteristics may be considered one operation.

The general ordinary meeting shall be held at least once a year, during the first four months following the end of the fiscal year. Notwithstanding other issues on the agenda, it shall discuss the following issues:

a) Discuss, approve or modify the reports submitted by the Board of Directors, CEO and the chairman of the audit and corporate practice committees of the Corporation according to Articles 28, section IV of the LMV and 172 of the LGSM, taking the appropriate measures;

b) Appoint the Board of Director members and the members of the audit and corporate practice committees of the Corporation;

c) Determine reimbursement for the board members as well as for the committee members of the Corporation, as the case may be;

d) Submit the report to the shareholders, according to the provision under Article 172 of LGSM regarding the previous fiscal year of the Corporation;

e) Any other matters that must be discussed in the general annual stockholders' meeting according to the terms set forth in the applicable legal provisions.

General extraordinary shareholders' meetings are those that meet to discuss any or all of the issues set forth by Article 182 of the LGSM or any other relative to the LMV that require the approval of the Corporation's shareholders who are present at the general extraordinary meeting.

Notwithstanding Articles 50, section II of the LMV and 184 and 185 of the LGSM, the shareholders meetings may be called at any moment by the Board of Directors, the CEO or by the audit and corporate practice committees. A meeting may also be summoned by 25% (twenty five percent) of board members, by the Secretary of the Corporation or by the judiciary, as the case may be.

The shareholding members or negotiable instrument titleholders that represent the shares entitled to vote, including a limited or restricted vote, which represent at least ten percent of the capital stock may petition the CEO or the chairman of the audit or corporate practice committees to call a general stockholder's meeting. However, in this case the percentage set forth under Article 184 of the LGSM shall not apply. Additionally, the shareholding members or negotiable instrument titleholders that represent the aforementioned shares entitled to vote, who own at least one share may also request a meeting in the cases and terms set forth under Article 185 of the LGSM.

The call to the meetings must be published in one of the most widely circulated newspapers in Mexico City, Federal District at least 15 calendar days prior to the date of such meeting. Said notification shall include the agenda, which means the list of issues to be discussed at the meeting; however, general issues or their equivalent may not be included therein. The date, place and time in which the meeting shall be held must be included as well. This call must be subscribed by the person or persons requesting the meeting or in the case of the Board of Directors, the signature of the secretary or delegate thereof shall be sufficient.

From the moment the call to the shareholders' meeting is published, the information and the available documents related to each of the issues on the agenda shall be placed, immediately and freely, at the disposal of any shareholder according to Article 39 of the LMV. In case of a second or subsequent call, it shall be published at least eight days prior to the date of such meeting.

The general ordinary shareholders' meeting shall be considered legally convened by virtue of the first summons when at least half of capital stock is represented. The second summons shall be considered legally convened regardless of the number of shares that are represented.

In order for the resolutions of the general ordinary shareholders' meeting to valid, these must at least be taken by the majority of the votes present.

The extraordinary shareholders' meeting shall be considered legally convened by virtue of the first summons when at least seventy five percent of the capital stock is represented. The second or subsequent summons shall be considered legally convened when at least half of capital stock is represented.

In order for the resolutions of the extraordinary shareholders' meeting to valid, these must taken by the favorable vote of the number of shares that represent at least half the capital stock.

The shareholders entitled to vote, including a limited or restricted vote, that individually or as a group represent at least ten percent of the capital stock may ask to postpone the vote on any issue in which they believe they are not sufficiently informed, according to the terms and conditions set forth in Article 50, section III of the LMV.

The shareholders entitled to vote, including a limited or restricted vote, that individually or as a group represent at least twenty percent of the capital stock may judicially oppose the resolutions of the general meetings with respect to those in which they have a vote, as long as they fulfill the requirements of Article 201 of the LGSM in terms of Article 51 of of the LMV.

Notwithstanding the provisions set forth in the twenty-first Article of these bylaws, the shareholders entitled to vote, including a limited or restricted vote, or not entitled to vote, that individually or as a group represent at least five percent of the capital stock, may directly file a civil liability suit against the managers of the Corporation according to Article 38 of the LMV.

The shareholders may be represented in the meetings by their appointed attorney-in-fact through a simple proxy letter. Under no circumstances may the shareholders be represented by board members or the CEO of the Corporation.

Additionally, the shareholders may be represented in the meetings by attorney-in-facts that evidence their capacity by proxy letter contained in the formats drafted by the Company, which (i) clearly indicate the name of the Corporation, as well as the corresponding agenda, without including issues under a general or equivalent heading, and (ii) include a space for the grantor to indicate the instructions for the power.

The Corporation shall have the formats for proxy letters available to the shareholders through stock market brokers that evidence the representation thereof or at the offices of the Corporation during the term established by Article 49 of the LMV in order to ensure that these are provided to their principals in a timely manner.

The secretary of the Board of Directors shall be required to ensure compliance with the provisions under the preceding paragraphs and then inform the meeting about such, which shall be recorded in the corresponding minutes.

In order to attend a general shareholders' meeting, the shareholders must request and obtain an admission card at the corporate office during business hours and days within the term indicated prior to the meeting as set forth in the corresponding summons. The shareholders may obtain this card by submitting adequate proof that their shares have been deposited in a domestic or foreign financial institution. If the shares are deposited in an institution for securities deposit, the admission card will be issued by submitting adequate proof to the Corporation, and if applicable, the complementary list as set forth in Article 290 of the LMV,

Dividends At the annual ordinary shareholders' meeting, the Board of Directors shall submit the Corporation's financial statements for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Corporation's distribution of net profits, corresponding to the previous fiscal year. Pursuant to law, 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Corporation's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other reserve funds established by the shareholders. These include a fund to purchase their shares from the Corporation. The remainder of the net profits, if any, shall be available for distribution as dividends, as determined by the Corporation's shareholders' meeting or the Corporation's Board of Directors.

The series-A1 shareholders shall have equal rights per share to receive dividends and other distributions, including any payments at the moment of Corporation's liquidation. Partially paid shares shall participate in any distribution to the degree that they have been paid at the moment of distribution, or if they have not been paid, then solely regarding the paid portion.

Capital Stock Variations In general, the capital may be increased by additional contributions in cash or kind made by the shareholders, capitalization of liabilities or capitalization of certain entries of capital. Normally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely. A reduction of the capital stock may be carried out in order to absorb losses, redeem shares or release shareholders from pending payments. A reduction of the capital stock in order to redeem shares, thus reimbursing the shareholders must be done in a prorated manner or by draw. Also, the shareholders may approve redeeming shares that are paid completely with retained earnings.

The Corporation's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meeting and by an amendment to the bylaws, while the Corporation's variable portion may increase or decrease by a resolution of the general ordinary shareholders' meetings.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or from the acquisition by the Corporation of its own shares or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal In the event of an increase in the capital stock, the shareholders shall have a right of first refusal to subscribe the new shares that are issued or placed in circulation, in proportion to the number of shares corresponding to their series. Said right of first refusal must be exercised within the following fifteen calendar days after the date in which the order shall have been published in the Official Gazette of the Federation or in another leading newspaper in Mexico City, Federal District. This right shall not apply in the case of a merger of the Corporation, when converting obligations, when reinvesting its own shares in the stock market pursuant to the terms of Article 56 of the LMV and in the bylaws and in terms of the public offering of the Corporation's shares according to Article 53 of the LMV.

If some shares are not subscribed after the expiration of the term to exercise the shareholders' right of first refusal granted by the bylaws, then said shares may be offered to any person for their subscription and payment in the terms and periods provided by the shareholders' meeting that decreed the increase of capital or in the terms and periods established by the Board of Directors or the delegates appointed by the meeting for such purpose. Nevertheless, the price in which these shares are offered to third parties may not be less than the price in which these were offered to the shareholders of the Corporation for their subscription and payment.

The Corporation may issue unsubscribed shares of any series or class that comprise the capital stock. These shares shall be kept in the treasury in order to be delivered to the shareholders after their subscription shall have been carried out.

Furthermore, the Corporation may issue unsubscribed shares to be placed in the stock market among the public, provided that these comply with the conditions set forth under Article 53 of the LMV.

Foreign Investment Law Ownership in the Corporation's capital stock by foreign investment is regulated by the Foreign Investment Law and the Regulation to the Foreign Investment Law. The Secretariat of Economics and the Foreign Investment Commission are the agencies in charge of applying the Foreign Investment Law.

The bylaws establish that the Corporation shall not admit, directly or indirectly as partners or shareholders, any foreign investor or corporation without a foreigner-exclusion clause. Furthermore, the Corporation shall not acknowledge any rights of said investors or corporations as partners or shareholders. The Corporation has created a "neutral" investment trust with Banco Inbursa through which foreign investors or corporations without a foreigner-exclusion clause may purchase shares though participation certificates

Minimum Fixed and Variable Capital As a stock market business corporation with variable capital, the Corporation may issue shares corresponding to its fixed portion and shares corresponding to the variable portion of its capital stock. The issuance of shares of variable capital stock contrary to the shares of the fixed portion does not require an amendment to the bylaws; however, the approval of the general ordinary shareholders' meeting is needed.

Because the Corporation is a stock market business corporation, the shareholders of the variable portion of the capital stock shall not be entitled to any withdrawal according to Article 220 of the LGSM. The capital stock can never be reduced to an amount less than the legal minimum.

Duration. Pursuant to the Bylaws, the duration of the Corporation is indefinite.

Share Repurchase. At any time, the Corporation may purchase its own shares of capital stock or negotiable instruments representing these through the BMV, in terms of Article 56 of the LMV. The prohibition under the first paragraph of Article 134 of LGSM shall not apply, as long as the acquisition is charged to the net worth: In this case, said shares may be owned by the issuer without needing to reduce the capital stock. However, if these shares are charged to the social stock, they shall be converted to unsubscribed shares and shall be kept in the treasury, without the need of a resolution by the shareholders' meeting.

The general ordinary shareholders meeting shall resolve expressly, for every fiscal year, the maximum amount of funds that may be allotted to the repurchase of the shares or negotiable instruments representing these. The only limit thereof shall be that the sum of these funds may never exceed the total balance of the net profits for the Corporation, including those withheld.

The Corporation may only acquire shares in its stock capital or negotiable instruments representing these if it is up-to-date in its payment of its obligations derived from the debt instruments registered in the RNV. The acquisition and sale of the shares or negotiable instruments representing these under no circumstances may exceed the percentages referred to in Article 54 of the LMV or breach the requirements to keep a list in the stock market in which these are quoted. The Board of Directors or the CEO shall appoint the person or persons responsible for the acquisition and the placement of the Corporation's own shares. As long as the repurchased shares are owned by the Corporation, they may not be represented nor the right to vote be exercised at any shareholders' meetings nor any corporate or financial right of any kind be exercised.

Notwithstanding the provisions under the LGSM, the shares and the negotiable instruments that represent these that are owned by the Corporation, or, as the case may be, the treasury shares may be placed among the investing public without needing the resolution from the shareholders' meeting or Board of Directors; therefore, the provisions under Article 132 of the LGSM shall not apply.

Repurchase in the Case of Registry Cancellation. In the event of a cancellation of the registry of shares of the Corporation in the RNV, whether by the resolution adopted by the CNBV or at the request of the Corporation, the Corporation shall be obligated to make a public offering of purchase in terms of Article 108 of the LMV. This offering must be addressed exclusively to the shareholders and holders of negotiable instruments representing the Corporation's shares of capital that do not form part of the group that has control over the Corporation.

Moreover, in the event that the Corporation does not obtain one hundred percent of the capital stock paid after the public placement of shares and prior to cancellation of the Corporation's shares of capital stock or any other instruments issued based on said shares in the RNV registry, the Corporation shall assign the necessary resources to a trust to purchase said shares that were not purchased by the investors at market price, for a period of at least 6 (six) months as of the cancellation date.

The aforementioned public offering must be carried out at least at the highest price of either (i) the amount of the quotation; (ii) the book value of the shares or certificates representing these shares according to the last quarterly report submitted to the CNBV and to the BMV prior to beginning the offer, which may be adjusted when said amount has been amended according to the criteria applicable to the determination of relevant information, in which case must be considered the most recent financial information of the Corporation attached with a certificate of an order authorizing the Corporation regarding the determination of said book value.

For the purposes above, the amount of the quotation shall be the average price pondered for the volume of the operations carried out during the last 30 days in which the shares of the Corporation or negotiable instruments that represent said shares were traded, prior to beginning the offer during a period that cannot exceed six months. If the number of days in which said shares or certificates thereof is less than thirty during the period set forth, then the number of days in which these were in fact traded shall be taken into consideration. In the event that no trade shall have occurred, then the book value shall be taken into account.

The CNBV may authorize may authorize the use of a different base to determine the price of the offer, in view of the financial situation of the Corporation. However, the Corporation must have the approval of the Board of Directors and a prior opinion of the corporate practices committee stating the reasons why it believes that a different price is justified and backed-up by a report by an independent expert.

In any case, the voluntary cancellation of the registry of the shares of the Corporation in the RNV requires, along with the any other requirements established by the LMV and other applicable provisions thereto: (i) the previous approval by the aforementioned Commission and (ii) a resolution by the general extraordinary shareholders' meeting adopted with a voting quorum of at least 95% of the capital stock.

Measures to prevent the acquisition of the shares that grant control of the Corporation. Article 48 of the LMV establishes the measures to prevent the purchase of shares that grant control of the Corporation to third parties or to the shareholders themselves, whether directly or indirectly. Additionally, Article 130 of the LGSM establishes that the purchase of the shares of the Corporation, or of negotiable instruments or securities issued based upon said shares, or the rights to said shares, may only be carried out by the previous authorization of the Board of Directors in case that the number of shares, or the rights to said shares that are intended to be purchased, in one act or in a succession of acts, without any time limit, by one shareholder or *group of associated* shareholders that acting together imply ten percent (10%) or more of the shares entitled to vote issued by the Corporation.

For the purposes above, the person or group of persons interested in acquiring an equity interest equivalent or greater than ten percent (10%) of the shares entitled to vote issued by the Corporation must file their request for authorization though a written document addressed to the Chairman and Secretary of the Board of Directors of the Corporation. This request must contain at least the following information:

(i) the number and series of the shares issued by the Corporation that are owned by the person or group of persons intending on making the purchase;

(ii) the number and series of shares corresponding to the purchase;

(iii) the identity and nationality of every possible buyer; and

(iv) a statement regarding whether the intent to purchase a strong influence or control over the Corporation, pursuant to the terms thereof stated in the LMV.

Nevertheless, the Board of Directors may request additional information deemed necessary or advisable in order to resolve.

Should the Board of Directors deny the authorization, then it shall appoint one or more buyers for the shares, who must pay *the price* registered at the stock exchange to the interested party. If the shares are not registered in the RNV, the price that was paid shall be determined according to the aforementioned Article 130 of the LGSM.

The Board of Directors must issue its resolution in a term that does not exceed three months as of the date in which the corresponding request was filed or the date in which it shall have received additional information it may have requested, as the case may be. In any case, the board must take into consideration: (i) the criteria in the best interests of the Corporation, its operations, and its long term goals for the activities of the Corporation and its subsidiaries; (ii) not to exclude one or more shareholders of the Corporation, other than the persons intending to obtain control, from the financial beneficiaries, that as the case may be, result from applying this article, and (iii) not restricting in any manner whatsoever taking Control of the Corporation.

The Corporation may not take measures that render ineffective the exercise of the property rights of the buyer, nor that contravene the legal provisions in the LMV for the mandatory public offerings for purchase.

Every person acquiring the shares, negotiable instruments, securities or rights representing the capital stock of the Corporation in breach of the paragraph above shall be obligated to pay to the Corporation liquidated damages in the amount equivalent to the price of all of the shares, negotiable instruments or securities representing the shares of capital stock of the Corporation that were, directly or indirectly, owned or that have been the object of an illegal operation. In the event that the operations that caused the purchase of a percentage of the shares, negotiable instruments, securities or rights representing the capital stock of the Corporation in an amount greater than ten percent (10%) of the capital stock, are carried out free of charge, then the liquidated damages shall be equivalent to the market value of said shares, negotiable instruments or securities; provided no authorization shall have been granted as referred to by this clause.

Whilst the Corporation keeps the shares that is may have issued registered before the RNV, pursuant to the requisition above, for operations carried out through the stock market shall be additionally subject to the applicable rules established by the LMV or those issued by the National Banking and Securities Commission. For purposes of clarity, it is hereby stipulated that the transaction of shares of the Corporation that do not imply a person or group of persons acting together that purchase a shareholding interest equal to or greater than ten percent (10%) of the shares entitled to vote of the Corporation and that are carried out though the stock market do not require the prior authorization by the Board of Directors of the Corporation.

The person or group of persons that are obligated to make a public offering for purchase who fail to do so or that obtain control of the Corporation in violation of Article 98 of the LMV shall not be able to exercise the corporate rights of these shares, negotiable instruments or rights acquired in breach of the previous articles, nor of those that are purchased at a later date when these are found in an alleged violation, being null and void the agreements taken thereafter. If the purchase represents all of the common shares of the Corporation, then the holders of the other series of stock, if any, shall have full voting rights until the corresponding offering shall have not been made. The purchases that violate the provisions under the aforementioned Article 98 shall be relatively null and void and the person or group of persons that carry these out shall be liable before the other shareholders of the Corporation for damages and lost profits caused as a result of the breach to their obligations set forth by the applicable legal provisions.

Consequently, in terms of the acquisitions that must be made through public offering for purchase according to the LMV, the buyers must: (i) comply with the requirements provided by the legal provisions in force and effect; (ii) obtain the corresponding regulatory authorizations; and (iii) obtain the authorization from the Board of Directors prior to initiating the term for the public offering for purchase. In any case, the buyer must disclose at all times the existence of this prior authorization by the Board of Directors for any purchase of shares that implies ten percent (10%) or more of the shares representing the capital stock of the Corporation.

Additionally, a majority of the board members that have been appointed for said position before verifying any circumstance that may imply a change of control, must grant its authorization in writing through a resolution taken at a meeting called expressly for said purpose in terms of the bylaws, in order to carry out a change in the control of the Corporation.

The stipulations contained in this article do not preclude in any manner whatsoever, and apply in addition to the notices, notifications and/or authorizations that the possible buyers must file or obtain according to the legal provisions in force and effect.

In the case of acquisitions that are carried out in violation to the previous procedure, the buyers may only exercise property rights regarding the shares, negotiable instruments, securities or rights that have been acquired unlawfully, however, the corporate rights inherent thereto cannot be exercised.

The Board of Directors may determine whether any of the persons are acting in association or coordination for the purposes hereof. In the event that the Board of Directors adopts such a resolution, these persons must take into consideration as one person for the purposes hereof.

Shareholders' Conflict of Interest Pursuant to the LGSM, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her interest conflict with those of the Corporation, such shareholder may be liable for damages if such transaction would not have been approved without his or her vote.

Board Members' Conflict of Interest Pursuant to the LGSM and the LGSM, any board member that has a conflict of interest with the Corporation must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision may be liable for damages caused to the Corporation. Furthermore, the board members may not represent other shareholders at any shareholders' meeting.

Right to Withdraw In the event that the general extraordinary shareholders' meeting approves an amendment to the corporate purpose, the Corporation's nationality or transformation into another kind of corporation, then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from the Corporation. Said shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within the next 15 days following the date in which the aforementioned meeting was held. The amount that a withdrawing shareholder may receive is equivalent to its equity interest in the Corporation's capital stock pursuant to its most recent balance sheet approved by a general ordinary shareholders' meeting.

Legal Actions Against Board Members The board members, when diligently exercising the duties conferred upon them, must act in good faith and in the best interest of the Corporation and its subsidiaries. Therefore, the members may:

I. Request the information about the Corporation and its subsidiaries that they deem necessary to take appropriate decisions.

II. Request a meeting with important executives and other persons, including the external auditors, who may contribute or provide elements that are necessary for making decisions at the Board meetings.

III. Postpone board meetings, when a member has not been summoned or if said call was not made in a timely manner or, as the case may be, if the information provided to the other members was not provided thereto. Said postponement shall be for up to three calendar days; however, the board may meet without the need for a new summons, if the deficiency is remedied.

IV. Deliberate and vote, requesting the presence exclusively the members and the Secretary of the Board of Directors, if so wished.

The board members and other persons who hold an office, position or commission in any legal entity controlled by the Corporation or in entities in which the Corporation may have a strong influence shall be discreet. They must not breach the confidentiality established in the applicable law when providing information according to the provisions in the LMV to the Board of Directors of the Corporation in regard to said legal entities.

The board members of the Corporation who do not act diligently shall be liable in terms of Article 33 of the LMV when they cause damage to the assets owned by the Corporation or its subsidiaries or the legal entities in which it may have a strong influence, in any of the following cases:

I. If the board members do not attend the board meetings and, as the case may be, the committees they form part of, except in the case having a just reason in the opinion of the shareholders' meeting, and as a result of their absence said body could not convene legally.

II. If the board members do not disclose to the Board of Directors or, as the case may be, to the committees they form part of, the relevant information they are aware of that is necessary to make decisions adequately; unless obligated legally or contractually to keep a secret or confidentiality about a certain issue.

III. If the board members breach their duties established by the LMV or the bylaws of the Corporation.

The board members and the Secretary of the Board of Administration of the Corporation must keep confidentiality about the information and knowledge they have as a result of their position in the Corporation when said information or issues are not public.

The board members and, as the case may be, the Secretary of the Board of Administration who have a conflict of interest on a certain issue must abstain from participating, and from being present at the deliberation and voting of said issue; however, this must not affect the quorum required to convene the Board of Administration.

The board members are jointly liable with their predecessors in regard to any infringement in which they shall have incurred if they were aware of these and did not submit a written report thereof to the audit committee and to the external auditor. Likewise, said board members are obligated to inform the audit committee and the external auditor about all the infringements that they are aware of during their term in office that are related to the Corporation, its subsidiaries or the legal entities in which it may have a strong influence.

The board members, Secretary of the Board of Administration as well as the persons that exercise decision-making power shall be considered disloyal to the Corporation and, consequently, shall be liable for damages and lost profits caused thereto, its subsidiaries or the legal entities in which it may have a strong influence when without just cause, by virtue of their employment, position or commission, they obtain financial benefits for themselves or favors for third parties including for a certain shareholder or group of shareholders.

Furthermore, the board members shall be considered disloyal to the Corporation, its subsidiaries or the legal entities in which it may have a strong influence and, consequently, shall be liable for damages and lost profits caused thereto for the following actions:

I. Vote in board meetings or take decisions regarding the assets of the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence when they have a conflict of interest;

II. Regarding issues on the agenda of the board meeting or committees in which they form part of, if a member fails to disclose a conflict of interest with the Corporation, its subsidiaries or the legal entities in which it may have a strong influence. In this case, the members must specify the details about the conflict of interest, unless obligated legally or contractually to keep a secret or confidentiality about a certain issue;

III. Knowingly, favor a certain shareholder or group of shareholders of the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence in detriment to the other shareholders;

IV. Approve the operations with related parties that are carried out by the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence, without adjusting or complying with the requirements established by the LMV;

V. Take advantage for themselves or approve of the use and enjoyment of assets owned by the Corporation or its subsidiaries in favor of third parties in breach of the policies approved by the Board of Directors;

VI. Inappropriately use the relevant information that is not public knowledge regarding the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence;

VII. Take advantage or exploit for their own benefit or in favor of third parties and without the approval of the Board of Directors, any business opportunity corresponding to the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence.

Unless otherwise proven, a business opportunity corresponding to the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence shall be considered exploited when the a board member, directly or indirectly, carries out activities that:

a) Corresponds to the normal business activities of the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence;

b) Implies executing an operation or a business opportunity that was originally directed towards the Corporation or the above-cited legal entities;

c) Involves or pretends to involve commercial or business projects that are to be developed by the Corporation or the legal entities mentioned in item a) above; provided that the board member was previously aware about them.

The provisions established in subsections V to VII immediately above shall also apply to the persons that exercise decision-making power in the Company.

The board members and the Secretary of the Board of Directors as well as the persons that exercise decision-making power in the Company must also abstain from the following activities:

I. Generating, disclosing, publishing or providing information to the public about the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence or about their value, which they know to be false or to induce to an error, or order any of these activities to be carried out;

II. Ordering not to be recorded any operation carried out by the Corporation, its subsidiaries, or the legal entities in which it may have a strong influence, as well as altering or ordering the registry to be altered in order to conceal the true nature of the operations carried out; thus, affecting any entry on the financial statements;

III. Concealing, omitting or ordering the concealment or omitting to disclose relevant information that must be revealed to the public, to the shareholders or to holders of securities, unless the LMV establishes the possibility a deferral;

IV. Ordering or accepting that false data be recorded in the accounting records of the Corporation or its subsidiaries;

V. Destroying, modifying or ordering the total or partial destruction or modification of the accounting system or records of the Corporation or its subsidiaries prior to the expiration of the legal term established thereof in order to hide their registry or evidence.

VI. Destroying or ordering the total or partial destruction of information, documents or files, including those electronic format, in order to prevent or obstruct any supervision by the CNBV;

VII. Destroying or ordering the total or partial destruction of information, documents or files, including the electronic in order to manipulate or conceal relevant data or information about the Corporation from the persons with a legal interest to know these;

VIII. Filing altered documents or false information before the CNBV in order to conceal the true contents or context;

IX. Altering the active accounts or liabilities or the stipulations in the contracts, making or ordering inexistent operations or expenses to be registered, exaggerating the actual ones or intentionally carrying out an illicit or illegal act or operation, which causes a reduction or loss to the assets owned by the Corporation or its subsidiaries for their own financial gain, whether directly or through a third party.

The members of the Board of Directors are not required to grant a surety bond in order to guarantee compliance with any of their responsibilities regarding performance of their duties, except if the shareholders' meeting that appointed them expressly establishes this obligation.

In this case, the surety bond shall not be returned to the members until after rendering an account for the period in which they served and it being duly approved by a general meeting.

According to the terms of the LMV, the board members, Secretary and Assistant Secretary of the Corporation shall be liable for any damages and lost profits caused to the Corporation or its subsidiaries or legal entities over which it may have a strong influence, due to lack of diligence in performing their duties. This liability derived from the acts they execute or the decisions adopted by the board or those that are not taken because it could not be legally convened, and in general, by the lack of due diligence. The responsible members shall be jointly liable for adopting a resolution or causing this body not to convene. This liability may never exceed, in any case whatsoever, on one or more occasions and for each fiscal year, the amount equivalent to the entire net fees that said persons shall have received by the Corporation or its subsidiaries or legal entities over which it may have a strong influence in the last twelve months; provided that the limitation to the amount of the indemnity contained herein shall not be applicable for actions caused by the willful misconduct or bad faith or that are illegal according to the LMV.

Furthermore, the liability consisting in indemnifying against any damages or lost profits caused as a result of the acts, events or omissions according to Articles 34, 35 and 36 of the LMV shall be a joint liability for the members responsible that adopted the decision and shall be enforceable as a consequence of the damages and lost profits that were caused. The corresponding indemnity shall cover the damages and lost profits caused to the Corporation or its subsidiaries or to the legal entities over which it may have a strong influence and, as the case may be, the responsible parties shall be removed from their office.

The Corporation shall indemnify and hold the important executives, board members, secretary and assistant secretary harmless from any liability incurred before third parties for performing their duties. Furthermore, the Corporation shall pay for the amount of the indemnity for damages that are caused to third parties, except in the case of willful misconduct or bad faith or illegal acts in breach of the LMV or other laws.

The aforementioned liabilities shall be enforceable even when the shares of capital stock are placed among the investing public through negotiable instruments representing said shares. Said instruments may be issued by trust institutions under trust, and the liability filed shall be enforced by the trust institution or by the individual or joint holders of said shares entitled to vote, including a limited or restricted vote, or not entitled to vote, which represent 5% or more of the capital stock of the Corporation.

The board members shall not be liable, either individually or jointly, for any damages and lost profits caused to the Corporation or its subsidiaries or legal entities over which it may have a strong influence, for actions executed or the decisions adopted in good faith when any of the following shall have occurred:

I. Complying with the requirements established in the LMV or the corporate bylaws for the approval of issues under the authority of the Board of Directors or, as the case may be, committees in which they form part of;

II. Taking decisions or voting at board meetings or, as the case may be, in the committees in which they form part of, based upon the information provided by the important executives, external auditor or independent auditors, whose capacity and credibility does not cause reasonable doubt;

III. Having selected a more appropriate alternative, to the best of their knowledge, or if the consequences on the assets could not have been foreseeable, in either case, based upon the information available at the moment the decision was taken;

IV. Complying with the resolutions adopted by the shareholders' meeting; provided that these do not violate the law.

Authorities of the board of directors – Decisions Based Upon Personal Interests The Corporation's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

Corporate Rights Conferred by Shares There is no distinction among the shares representing the Corporation's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings. Furthermore, to the best of the Corporation's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each of the Corporation's shareholder are not restricted by any trust or any other existing mechanism.

Intermediary Administrative Agencies The Corporation has an Audit Committee, which as an intermediary administrative body assists the board of directors with any decision-making regarding its duties. See section "*Directors and Shareholders – Duties of the Audit Committee.*"

Restrictions There are no Articles in the bylaws or agreements amongst shareholders that limit or restrict the Corporation's administration or its shareholders in any manner whatsoever.

5) Stock Market

a) Shareholder Structure

The Corporation has authorized 3.935077043 billion series-A1 shares. To December 31, 2006, 3.49247 billion of said shares were outstanding.

b) Performance of the Shares in the Stock Market

Below is an information table that shows the performance of the shares in the BMV during the last five fiscal years to December 31 of each year.

Annual Performance of the Corporation's shares



	2002	2003	2004	2005	2006
Volume	8,294,261,000	4,312,944,000	5,530,308,000	4,740,020,000	5,929,000,000
Maximum	23.41	16.20	20.20	28.00	40.21
Minimum	9.20	10.60	15.00	16.00	20.80
Closing	11.59	15.68	19.85	27.44	39.63

[Space left blank intentionally]

Below is an information table that shows the monthly performance of the shares in the BMV during the last semester of the 2006 fiscal year.

Monthly Performance of the Corporation's shares



	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06
▫ VOLUME	446,879,800	534,397,200	479,797,400	828,234,800	477,545,400	828,573,800
MAXIMUM	28.90	33.00	33.78	35.59	35.52	40.21
MINIMUM	23.60	28.00	29.51	31.70	32.50	33.50
▪ CLOSING	28.16	30.45	33.53	33.29	33.89	39.63

[Space left blank intentionally]

Below is an information table that shows the quarterly performance of the shares in the BMV during the last two fiscal years.

Quarterly Performance of the Corporation's shares



	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
◻ Volume	1,112,729,000	924,111,000	1,276,402,000	1,426,778,000	1,041,000,000	1,293,000,000	1,461,000,000	2,134,000,000
Maximum	21.50	20.20	21.60	28.00	29.50	26.90	33.78	40.21
Minimum	17.50	16.00	17.85	18.75	22.00	20.80	23.60	31.70
▪Closing	18.10	19.85	21.31	27.44	25.07	23.75	33.53	39.63

[Space left blank intentionally]

6) Persons in Charge

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

***CEO, CFO, and Chief Counsel*[2]**

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Official Gazette of the Federation on March 19, 2003:

> "We, the undersigned, hereby state under oath, with respect to the area corresponding to our respective duties, that we drafted the information of the issuer contained in this annual report, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we hereby state we have no knowledge of significant information having been omitted or falsified herein that could induce the investor to error."

México, Federal District. June 29, 2007

Signature on the original document
MR. JAIME CHICO PARDO
CEO

Signature on the original document
MR. RAUL HUMBERTO ZEPEDA RUIZ[1]
Legal Representative

Signature on the original document
MR. ARMANDO IBÁÑEZ VÁZQUEZ[1]
Director of Administration and Finance

xi) Since the Corporation is purely a holding, it does not have employees or officers. Therefore, the officers that have signed this caveat carry out a similar or equivalent position to the Chief Counsel and CFO that correspond to the General Provisions applicable to securities issuers and other stock market participants published in the Official Gazette of the Federation on March 19, 2003.

External Auditor

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants" and exclusively regarding information in the audited financial statements according to the aforementioned Article, Section 1, Item a), Numeral 3 as well as any other financial information included in this annual report whose source are the financial statements audited by our firm, Mancera, S.C., Part of Ernst & Young Global:

> "I hereby state under oath that the financial statements for Carso Global Telecom, S.A.B. de C.V. and its subsidiaries to December 31, 2006 and 2005 and for the years ending on said dates, contained in this annual report were audited according to the generally accepted accounting principles in Mexico. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified herein that could induce the investor to error."

<u>Signature on the original document</u>
Mr. Gerardo Flores Lozano
Mancera, S.C
Part of Ernst & Young Global

Date: June 29, 2007

7. ANNEXES

a) Annual Report by the Audit Committee of Carso Global Telecom, S.A.B. de C.V.'s

b) Audited and Consolidated Financial Statements of Carso Global Telecom, S.A.B. de C.V. and Subsidiaries and Report by the External Auditor

a) Annual Report by the Audit Committee of Carso Global Telecom, S.A.B. de C.V.

b) Audited and Consolidated Financial Statements of Carso Global Telecom, S.A.B. de C.V. and Subsidiaries and Report by the External Auditor

SECTION 2: INFORMATION ABOUT TELÉFONOS DE MÉXICO, S.A.B DE C.V.

RECEIVED

2007 NOV 15 A 10:

12-31-06
AR/S

CARSO GLOBAL TELECOM, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2006 and 2005 with
Report of Independent Auditors

CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

Contents:

Report of Independent Auditors

Audited Consolidated Financial Statements:

Balance Sheets
Statements of Income
Statements of Changes in Stockholders' Equity
Statements of Changes in Financial Position
Notes to Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Carso Global Telecom, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Carso Global Telecom, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carso Global Telecom, S.A.B. de C.V. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with Mexican Financial Reporting Standards.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Gerardo Flores

Mexico City
March 30, 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	December 31 2006	December 31 2005
Assets		
Current assets:		
Cash and cash equivalents	**Ps. 16,622,811**	Ps. 24,722,163
Marketable securities (Note 2)	**3,012,648**	182,187
Accounts receivable, net (Note 3)	**36,729,236**	31,041,207
Inventories for sale, net	**1,738,761**	1,209,679
Prepaid expenses and other assets	**3,368,241**	2,093,148
Total current assets	**61,471,697**	59,248,384
Plant, property and equipment, net (Note 4)	**156,902,853**	160,334,146
Inventories, primarily for operation of the telephone plant, net	**2,798,615**	2,398,445
Licenses and trademarks, net (Note 5)	**5,267,451**	4,965,949
Equity investments (Note 6)	**3,006,436**	1,088,165
Net projected asset (Note 7)	**19,171,780**	23,933,925
Deferred taxes (Note 15)	**6,616,527**	6,163,043
Goodwill, net (Note 6)	**17,460,926**	16,374,283
Deferred charges, net	**467,510**	458,634
Total assets	**Ps. 273,163,795**	Ps. 274,964,974
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 8)	**Ps. 20,746,655**	Ps. 19,447,836
Accounts payable and accrued liabilities (Note 10)	**35,301,546**	28,702,952
Taxes payable	**4,408,918**	1,763,430
Deferred credits (Note 9)	**2,158,819**	2,073,228
Total current liabilities	**62,615,938**	51,987,446
Long-term debt (Note 8)	**112,030,416**	107,210,079
Labor obligations (Note 7)	**2,271,122**	2,123,851
Deferred taxes (Note 15)	**15,539,660**	13,549,082
Total liabilities	**192,457,136**	174,870,458
Stockholders' equity (Note 14):		
Capital stock:		
Historical	**1,175,134**	1,176,784
Restatement increment	**5,139,560**	5,139,617
	6,314,694	6,316,401
Stock premium	**599,636**	599,636
Retained earnings:		
Prior years	**27,449,954**	25,820,571
Current year	**12,527,727**	11,872,553
	39,977,681	37,693,124
Other accumulated comprehensive income items	**(17,758,833)**	(14,399,304)
Majority stockholders' equity	**29,133,178**	30,209,857
Minority interest	**51,573,481**	69,884,659
Total stockholders' equity	**80,706,659**	100,094,516
Total liabilities and stockholders' equity	**Ps. 273,163,795**	Ps. 274,964,974

The accompanying notes are an integral part of these financial statements.

CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Year ended December 31 2006	2005
Operating revenues:		
Local service	Ps. 60,428,477	Ps. 62,252,241
Long-distance service:		
Domestic	40,204,759	39,335,258
International	13,234,336	14,024,566
Interconnection service	18,364,587	19,586,241
Corporate networks	22,693,486	20,324,018
Internet	12,295,559	11,071,078
Other	7,784,919	6,911,314
	175,006,123	173,504,716
Operating costs and expenses:		
Cost of sales and services	35,799,289	36,064,400
Commercial, administrative and general	34,737,659	28,708,348
Transport and interconnection	31,317,562	30,421,270
Depreciation and amortization (Notes 4 to 6)	24,563,262	25,998,693
	126,417,772	121,192,711
Operating income	48,588,351	52,312,005
Comprehensive financing cost:		
Interest income	(3,778,410)	(4,179,606)
Interest expense	10,710,064	10,826,826
Exchange loss, net	2,673,069	4,628,337
Net monetary position gain	(3,833,657)	(3,071,063)
Other financing expenses	366,641	155,718
	6,137,707	8,360,212
Income before income tax and employee profit sharing	42,450,644	43,951,793
Provisions for (Note 15):		
Income tax	12,384,085	11,510,196
Employee profit sharing	3,001,692	3,049,252
	15,385,777	14,559,448
Income before equity interest in net income of affiliates	27,064,867	29,392,345
Equity interest in net income of affiliates (Note 6)	456,402	67,522
Net income	Ps. 27,521,269	Ps. 29,459,867
Distribution of net income:		
Majority interest	Ps. 12,527,727	Ps. 11,872,553
Minority interest	14,993,542	17,587,314
Net income	Ps. 27,521,269	Ps. 29,459,867
Weighted average number of common shares outstanding (in millions)	3,494	3,530
Net majority interest earnings per share (Notes 1 and 14)	Ps. 3.59	Ps. 3.36

The accompanying notes are an integral part of these financial statements.

CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Capital stock				Retained earnings earnings								
	Historical	Restatement increment	Stock premium	Reserve for purchase of Company's own shares	Legal reserve	Unappropriated	Initial accumulated effect of deferred income tax	Net income	Other accumulated comprehensive income items	Total	Minority interest	Comprehensive income	Total
Balance at December 31, 2004	$ 1,190,730	$ 5,140,380	$ 599,636	$ 4,646,298	$ 1,100,503	$ 17,100,986	$ (3,318,458)	$ 9,216,464	$ 12,102,804	$ 23,573,735	$ 74,806,157		$ 98,379,892
Appropriation of net income to retained earnings						9,216,464		(9,216,464)					
Repurchase of Company's own shares	(13,946)	(763)		(863,219)						(877,928)			(877,928)
Initial accumulated effect of swaps, net of deferred taxes									151,030	151,030	184,816		335,846
Repurchase of shares of subsidiaries, net of replacement of shares of the subsidiary						(2,354,506)			(2,191,375)	(4,545,881)	(13,695,222)		(18,241,103)
Dividend paid by the subsidiary											(5,147,799)		(5,147,799)
Excess in book value over sales price of acquired shares sold to companies under common control from subsidiaries						(45,530)				(45,530)	(55,715)		(101,245)
Excess in purchase price over book value of acquired shares of companies under common control						(1,821,425)				(1,821,425)			(1,821,425)
Gain on sale of companies under common control						519,023			12,122	531,145	(531,145)		
Acquisition of interest and contribution of minority stockholders derived from subsidiaries						1,640,435			113,079	1,753,514	(969,133)		784,381
Comprehensive income:													
Net income for the year								11,872,553		11,872,553	17,587,314	$ 29,459,867	29,459,867
Other comprehensive income items:													
Deficit from holding non-monetary assets in subsidiaries, net of deferred taxes									(1,023,421)	(1,023,421)	(3,482,807)	(4,506,228)	(4,506,228)
Effect of securities available for sale derived from the subsidiary									546,879	546,879	669,219	1,216,098	1,216,098
Effect of market value of swaps, net of deferred taxes									(79,146)	(79,146)	(96,853)	(175,999)	(175,999)
Effect of translation of foreign entities derived from the subsidiary									174,332	174,332	615,827	790,159	790,159
Comprehensive income												$ 26,783,897	
Balance at December 31, 2005	1,176,784	5,139,617	599,636	3,783,079	1,100,503	24,255,447	(3,318,458)	11,872,553	(14,399,304)	30,209,857	69,884,659		100,094,516
Appropriation of net income to retained earnings						11,872,553		(11,872,553)					
Repurchase of Company's own shares	(1,650)	(57)		(122,525)						(124,232)			(124,232)
Repurchase of shares of subsidiaries, net of replacement of shares of the subsidiary						(4,593,617)			(3,187,026)	(7,780,643)	(16,008,665)		(23,789,308)
Dividend paid by the subsidiary											(4,282,588)		(4,282,588)
Excess in purchase price over book value of acquired shares of companies under common control						(5,621,991)				(5,621,991)			(5,621,992)
Cash dividend paid to minority stockholders of subsidiaries						(101,982)				(101,982)	(306,077)		(408,059)
Acquisition of minority interest derived from subsidiaries						196,945				196,945	(8,713,041)		(8,516,096)
Diluted earnings in associate									435,839	435,839	417,269		853,108
Comprehensive income:													
Net income for the year								12,527,727		12,527,727	14,993,542	$ 27,521,269	27,521,269
Other comprehensive income items:													
Effect of market value of swaps, net of deferred taxes									(64,005)	(64,005)	(57,470)	(121,475)	(121,475)
Effect of translation of foreign entities derived from the subsidiary									695,571	695,571	1,513,880	2,209,451	2,209,451)
Deficit from holding non-monetary assets in subsidiaries, net of deferred taxes									(1,239,908)	(1,239,908)	(5,868,028)	(7,107,936)	(7,107,936)
Comprehensive income												$ 22,501,309	
Balance at December 31, 2006	$ 1,175,134	$ 5,139,560	$ 599,636	$ 3,660,554	$ 1,100,503	$ 26,007,355	$ (3,318,458)	$ 12,527,727	$ (17,758,833)	$ 29,133,178	$ 51,573,481		$ 80,706,659

The accompanying notes are an integral part of these financial statements.

CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Year ended December 31 2006	2005
Operating activities		
Net income	**Ps. 27,521,269**	Ps. 29,459,867
Add (deduct) items not requiring the use of resources:		
Depreciation	**23,253,805**	25,051,988
Amortization	**1,309,457**	946,705
Deferred taxes, net of monetary effect	**(1,499,922)**	(3,875,396)
Deferred charges	**222,591**	327,109
Net period cost	**4,721,761**	4,854,317
Impairment of goodwill	**294,241**	-
Equity interest in net income of affiliates	**(456,402)**	(65,945)
	55,366,800	56,698,645
Changes in operating assets and liabilities:		
(Decrease) increase in:		
Marketable securities	**(2,830,461)**	2,533,330
Accounts receivable	**(5,765,975)**	2,484,587
Inventories for sale	**(1,315,076)**	(866,038)
Prepaid expenses and other assets	**(1,275,173)**	351,516
Increase (decrease) in:		
Labor obligations:		
Contributions to trust fund	**(91,270)**	(63,238)
Payments to employees	**(203,759)**	(233,502)
Accounts payable and accrued liabilities	**6,484,660**	(684,735)
Taxes payable	3,452,513	(5,846,958)
Deferred credits	**16,392**	(206,663)
Deferred taxes from tax consolidation	**3,037,016**	-
Resources provided by operating activities	**56,875,667**	54,166,944
Financing activities		
New loans	**41,446,397**	30,881,367
Repayment of loans	**(22,481,365)**	(24,360,654)
Effect of exchange rate differences and monetary effect on debt	**(12,845,876)**	(9,564,562)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	**(124,232)**	(877,928)
Repurchase of shares of subsidiaries, net of replacement of shares of the subsidiary	**(23,789,308)**	(18,241,105)
Cash dividends paid to minority stockholders	**(4,690,647)**	(5,147,799)
Resources used in financing activities	**(22,485,031)**	(27,310,681)
Investing activities		
Plant, property and equipment	**(21,152,514)**	(25,614,596)
Marketable securities and instruments available for sale	-	8,155,524
Inventories for operation of the telephone plant	**(384,511)**	(3,254)
Subsidiaries and affiliated companies, net	**(20,460,073)**	(6,842,736)
Initial balance of cash investments in subsidiaries	**55,705**	133,846
Other investments	**548,595**	(633,752)
Resources used in investing activities	**(42,489,988)**	(24,804,968)
Net (decrease) increase in cash and cash equivalents	**(8,099,352)**	2,051,295
Cash and cash equivalents at beginning of year	**24,722,163**	22,670,868
Cash and cash equivalents at end of year	**Ps. 16,622,811**	Ps. 24,722,163

The accompanying notes are an integral part of these financial statements.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Carso Global Telecom, S.A.B. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A.B. de C.V. (Carso Group), approved at an extraordinary stockholders' meeting held on April 30, 1996.

At December 31, 2006 and 2005, Telecom's principal assets are represented by its investment in the shares of Teléfonos de México, S.A.B. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies.

Telecom, through its subsidiary Telmex, provides telecommunication services primarily in Mexico. Starting in 2004, the Company also provides its services in Latin America and the United States of America. Telmex obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the Telmex local network. Telmex also obtains revenues from the sale of advertising in the published telephone directory and the sale of telephone equipment.

At December 31, 2006 and 2005, Telecom's equity interest in its principal subsidiaries and affiliated companies is as follows:

Company	Country	Equity % at December 31 2006	2005
Subsidiaries:			
Teléfonos de México, S.A.B. de C.V.	Mexico	**71.16**[(1)]	70.89[(1)]
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	**100.0%**	100.0%
Alquiladora de Casas, S.A. de C.V.	Mexico	**100.0**	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	**100.0**	100.0
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	**100.0**	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	**100.0**	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	**100.0**	100.0
Uninet, S.A. de C.V.	Mexico	**100.0**	100.0
Embratel Participações S.A.	Brazil	**97.0**[(2)]	72.3[(2)]
Empresa Brasileira de Telecomunicações, S.A.	Brazil	**96.0**	96.3
Star One, S.A.	Brazil	**77.6**	77.1
Primesys Soluçoes Empresariais, S.A.	Brazil	**96.0**	71.6
Telmex Do Brasil Ltda	Brazil	**97.0**	72.3

Company	Country	Equity % at December 31 2006	2005
Telmex Chile Holding, S.A.	Chile	**100.0**	100.0
Telmex Corp., S.A. (formerly Chilesat Corp. S.A.)	Chile	**99.7**	99.7
Techtel LMDS Comunicaciones Interactivas, S.A.	Argentina	**100.0**	100.0
Telmex Argentina, S.A.	Argentina	**100.0**	100.0
Metrored Telecomunicaciones, S.R.L.	Argentina	**100.0**	100.0
Telmex Colombia S.A.	Colombia	**100.0**	100.0
Superview Telecomunicaciones, S.A.	Colombia	**99.2**	
Telmex Perú, S.A.	Perú	**100.0**	100.0
Sección Amarilla USA LLC	EUA	**80.0**	
Empresas y Controles en Comunicaciones, S.A. de C.V.	Mexico	**99.99**	99.99
Affiliated companies:			
Net Serviços de Comunicação, S.A.	Brazil	**38.6**[3]	26.8[3]
Grupo Telvista, S.A. de C.V.	Mexico	**45.0**	45.0
2Wire, Inc.	U.S.A.	**13.0**	-
Soluciones Integrales de Energía, S.A. de C.V.	Mexico	-	34.5

(1) Corresponds to Telmex controlling interests.

(2) At December 31, 2006, Telmex holds 98.0% of the controlling interests (97.3% in 2005)

(3) Corresponds to the effective real interest of Telmex in Net; therefore, at December 31, 2006, the direct interest of Embrapar in Net is 39.9% (37.1% in 2005).

The amended Mexican government concession under which Telmex operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last six years, Telmex management decided not to raise its rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel), the Company's most important foreign subsidiary, provides domestic and international long-distance services, data transmission, among other services, and through its subsidiary Star One S.A. (Star One), provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

The concession for domestic and international long-distance services is in force through December 31, 2025. The concession for satellite use is in force through December 31, 2020. Both concessions may be renewed upon expiration. The rest of the countries also operate under concessions and government licenses.

II. Summary of Significant Accounting Policies and Practices

The accompanying consolidated financial statements have been prepared in conformity with Financial Reporting Standards (Mex-FRS), which include the Bulletins and circulars issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by the Mex-FRS, as well as the Mex-FRS issued by the Mexican Financial Reporting Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.* or CINIF).

The Mex-FRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants and transferred to the CINIF. As such, any of the documents comprising the Mex-FRS will hereinafter be referred to by their original name or rather, either as "Mex-FRS" or as "Mexican accounting Bulletin", as the case may be.

On March 30, 2007, Telecom's management and Audit Committee authorized the issuance of the accompanying financial statements and these notes, which must be also approved by the Company's Board of Directors and stockholders in their next meetings.

a) Consolidation and basis of translation of financial statements of foreign companies

i) Consolidation

At December 31, 2006, Telecom directly owns 47.94% (43.91% in 2005) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 71.16% and 70.89% of the voting shares of Telmex at December 31, 2006 and 2005, respectively (see Note 6). Additionally, Telecom indirectly owns through Empresas y Controles en Comunicaciones, S.A. de C.V. 4.75% in 2006 (1.06% in 2005) of Telmex shares issued and outstanding.

The consolidated financial statements include the accounts of Telecom and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecom's financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest shown in the accompanying financial statements, basically refers to the equity interest of other Telmex stockholders.

ii) Translation of financial statements of foreign companies

The financial statements of the subsidiaries and affiliates located abroad, except for Global Telecom LLC, were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

The financial statements of the subsidiary located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the Mexican Institute of Public Accountants, as follows:

The financial statements of the subsidiary Global Telecom, LLC (Global) located in the U.S.A. were translated into Mexican pesos, considering Global's transactions as foreign operations. Consequently, the non-monetary items of Global's financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican Financial Reporting Standards. Global was a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged into Empresas y Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

b) Recognition of revenues

Revenues are recognized at the time services are provided.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from prepaid internet plans are recorded as the service is provided. The revenues and expenses from the sale of advertising in the telephone directory are recorded at the time the directories are published. Revenues from the sale of equipment are recorded when the product is delivered.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans. Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2006. The weighted restatement factor applied to the financial statements at and for the years ended December 31, 2005 as originally issued was 1.0648. This restatement factor was determined based on revenues, as well as on the average weighted inflation rate and changes in the exchange rate for each of the countries in which the Company operates.

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are depreciated primarily using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico's central bank).

Other accumulated comprehensive income items include the deficit from restatement of stockholders' equity, which consists of (i) the accumulated monetary position gain determined at the time the provisions of Mexican accounting Bulletin B-10 were first applied derived from the spun-off company (Grupo Carso), (ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method and (iii) the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days.

Marketable securities are represented by equity securities held for trading; instruments available for sale are represented by equity securities (see Note 2). Both are stated at market value. Changes in the market value of instruments classified as available for sale are recognized in results of operations. Changes in the market value of instruments classified as available for sale are included in stockholders' equity until they are sold.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company's experience, the age of balances and economic tendencies, as well as on the evaluation of accounts receivable in litigation. Company policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old.

f) Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

g) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. Goodwill may no longer be amortized, but rather is subject to annual impairment valuations and adjustments.

In 2006, the Company recorded impairment of goodwill for Ps. 294,241, which was recognized in the caption Comprehensive financing cost.

h) Licenses

The Company records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each over periods of 5 to 29 years.

i) Impairment of assets

When there are indications of impairment in the value of long-lived assets, the related loss is determined based on the recovery value of each asset, which is defined as the difference between the asset's net selling price and its value in use computed based on discounted cash flow. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss.

j) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

k) Labor obligations

Pension, seniority premium and medical assistance plan costs and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7).

l) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

The Company recognizes contingent liabilities only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they generate a loss.

m) Financial derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as cash flow hedges (interest-rate swaps).

For cash flow hedges, the effective portion of the derivative's gain or loss is reported in the caption Other accumulated comprehensive income items in stockholders' equity, while the ineffective portion of the gain or loss is reported in net income. The effectiveness of derivatives is determined at the time they are defined as acquired for hedging purposes. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as preferred, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%.

n) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the time the financial statements are issued, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

o) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, *Comprehensive Income*, comprehensive income consists of current year net income plus the effects of deferred taxes, the translation of financial statements of foreign entities, the changes in minority interest, the result from holding non-monetary assets, the changes in the fair value of financial instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders' equity.

p) Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company, as specified in Mexican accounting Bulletin B-14, *Earnings per Share.*

q) Use of estimates

In conformity with Mexican Financial Reporting Standards, the preparation of financial statements requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

r) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

s) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which the Company operates, in conformity with the requirements of Mexican accounting Bulletin B-5, *Financial Information by Segment* (see Note 16).

t) New accounting pronouncements

The most important new pronouncements that came into force in 2006 are as follows:

Mex-FRS A-3, *User Needs and the Objective of Financial Statements*, establishes, among other provisions, that the statement of changes in financial position will be substituted by a statement of cash flows whenever so required by the specific standards. At December 31, 2006, there are not yet any specific rules for the issuance of the statements of cash flows. Therefore, the statement of changes in financial position will continue being used, until such time as the specific standards have been issued.

Mex-FRS A-5, *Basic Elements of Financial Statements*, includes a new classification of revenues and expenses in the statement of income, as either ordinary or non-ordinary. Ordinary revenues and expenses derive from common transactions or events; in other words, they are those transactions carried out for the entity's own business purposes, either on a frequent or non-frequent basis. Non-ordinary revenues and expenses correspond to unusual transactions or events, both frequent and non-frequent. Also, this pronouncement excludes such items that, under the abolished Mexican accounting Bulletin A-7, *Comparability*, were considered either as special or extraordinary.

This Mex-FRS also requires entities to reclassify "other comprehensive income items" to results of operations at the time the net assets that gave rise to them are realized.

However, Mexican accounting Bulletin B-3, *Statements of Income*, in force at December 31, 2006, has made no reference to such classification or provided the rules for reclassifying "other comprehensive income items". Consequently, statements of income are still presented, as required by Bulletin B-3 that is still in force.

The new Mex-FRS B-3, *Statements of Income*, issued by the CINIF, will take effect on January 1, 2007. Therefore, the requirement to classify revenues and expenses as either ordinary or non-ordinary will be effective on December 31, 2007.

Mex-FRS A-7, *Preparation and Disclosure*, requires that the date on which the issuance of the financial statements was approved, as well as the names of the entity officers or governing bodies that authorize their issuance, be disclosed in the financial statements.

Mex-FRS B-1, *Accounting Changes and Error Corrections*, establishes that changes in internal accounting policies and reclassifications and error corrections must be recognized retrospectively, so that both the basic financial statements for the most recent period presented and those presented for comparison with the current period statements are adjusted as if the new policy, classification or error correction had always been applied. This Mex-FRS also requires that, in the event of reclassifications, the affected captions and the related amounts be disclosed as they were previously presented.

The adoption of these new rules had no effect on the Company's financial statements.

The following new pronouncements entered into force on January 1, 2007:

Mex-FRS B-3, *Statement of Income*, establishes the guidelines for classifying revenues, costs and expenses as either ordinary or non-ordinary, modifies certain specific Mex-FRS, redefines the primary sections of the statements of income to provide a new classification of "ordinary" items, and eliminates the caption Initial accumulated effect of changes in accounting principles from the statement of income, which is consistent with the Mex-FRS B-1 mentioned above.

The Interpretation to Mex-FRS 4, *Presentation of Employee Profit Sharing in the Statement of Income*, establishes, based on the result of the analysis of Mex-FRS B-3, Mex-FRS D-3 and Mex-FRS D-4, that employee profit sharing must be presented in the statements of income as an ordinary expense, as part of the caption Other income and expenses.

Mex-FRS B-13, *Subsequent Events at the Date of the Financial Statements*, establishes that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Bulletin B-13.

Mex-FRS C-13, *Related Parties*, broadens the definition of related parties to include joint business involving either: i) the reporting entity ii) immediate family members of key management personnel or directors or iii) funds derived from labor obligation plans. This Mex-FRS also establishes the following disclosures: This standard obligates entities to disclose: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; iii) compensations granted to the entity's key management personnel or directors and; iv) that the considerations for transactions carried out with its related parties were set on an arm's length basis, or rather, are similar to prices that would be established for similar transactions between third parties, provided that such parity may be demonstrated.

Mex-FRS D-6, *Capitalization of the Comprehensive Financing Cost*, establishes that entities must capitalize comprehensive financing cost (CFC), which was previously optional. Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. Mex-FRS D-6 establishes the conditions necessary for the capitalization of CFC and the method under which the capitalizable amount must be determined, and also provides guidelines for determining when such capitalization must be suspended.

u) Reclassifications

Certain captions shown in the 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2006 financial statements. In 2005, minority interest in Mexican subsidiaries was reclassified since, due to its materiality, this item had been presented in the caption Other comprehensive loss items under majority stockholders' equity.

2. Marketable Securities and Instruments Available for Sale

An analysis of the Company's investments in financial instruments at December 31, 2006 and 2005 is as follows:

	December 31, 2006		December 31, 2005	
	Cost	**Market value**	Cost	Market value
Marketable securities				
Shares	**Ps.2,962,668**	**Ps.3,012,648**	Ps. 530,601	Ps. 69,909
Corporate bonds			105,833	112,278
Total	**Ps.2,962,668**	**Ps.3,012,648**	Ps. 636,434	Ps. 182,187

Marketable securities

At December 31, 2006, the net unrealized gain on marketable securities was Ps. 49,980 (unrealized loss of Ps. 454,247 in 2005).

The realized loss on the sale of shares and bonds in 2006 was Ps. 424,701 (Ps. 72,762 in 2005) for shares and the net realized gain on the sale of shares was Ps. 20,324 (realized gain of Ps. 11,814 in 2005) for bonds. Such amounts correspond to the difference between the original cost and the market value of the shares and bonds at the time of their disposal.

In 2006, the Company acquired 20.7 million common shares in Portugal Telecom, SGPS, S.A. (Portugal Telecom) for Ps. 2,849,671 (USD 252.3 million) and sold 700,000 shares for Ps. 96,072 (USD 8.7 million). Portugal Telecom provides telecommunication services in Portugal and Brazil.

Instruments available for sale

On April 21, 2004, the Company converted Ps. 7,617,249 (USD 597.9 million) in bonds issued by MCI Inc. (MCI) (nominal amount of USD 1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. At that time, MCI was subject to the proceedings of Chapter 11 of the U.S. Bankruptcy Code.

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid USD 25.72 in cash per share of MCI common stock, for a total purchase price of Ps. 8,334,225. Telmex recognized a gain of Ps. 533,842 in 2005 as a result of the sale of these shares, which was recognized in Comprehensive financing cost.

In 2005, the Company received dividends from MCI of Ps. 259,740, which were recognized in Comprehensive financing cost.

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	2006	2005
Subscribers	**Ps. 34,112,807**	Ps. 34,652,241
Link-up services	**1,087,966**	1,346,559
Related parties	**799,429**	392,799
Other	**6,109,314**	2,699,414
	42,109,516	39,091,013
Less:		
Allowance for doubtful accounts	**5,380,280**	8,049,806
Total	**Ps. 36,729,236**	Ps. 31,041,207

In 2005, the Company had an account due from Mcom Wireless, BVI Inc. of USD 51.1 million that bore 8.5% annual interest. Due to the uncertainty with respect to the recoverability of this debt, the full amount of the balance due has been included in the allowance for bad debts. On December 15, 2005, Telecom sold its collection rights of this account, obtaining income of Ps. 1,040, which is presented in the caption Other financing expenses section in the statement of income.

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Beginning balance at January 1	**Ps. 8,049,806**	Ps. 13,480,463
Effect of acquired companies	**7,775**	4,894
Increase through charge to expenses	**3,275,057**	2,786,748
Charges to allowance, derived mainly from Embratel	**(6,078,218)**	(8,614,706)
Net effect of translation	**125,860**	92,407
Ending balance at December 31	**Ps. 5,380,280**	Ps. 8,049,806

4. Plant, Property and Equipment

a) An analysis of plant, property and equipment is as follows:

	2006	2005
Telephone plant and equipment	**Ps.362,532,636**	Ps. 349,654,776
Land and buildings	**47,227,563**	46,423,984
Computer equipment and other assets	**62,880,547**	60,174,774
	472,640,746	456,253,534
Less:		
Accumulated depreciation	**323,917,451**	305,089,101
Net	**148,723,295**	151,164,433
Construction in progress and advances to equipment suppliers	**8,179,558**	9,169,713
Total	**Ps.156,902,853**	Ps. 160,334,146

Constructions in progress consist mainly of investments in Embratel and Star One.

Embratel's construction in progress refers mainly to projects related to its telephone plant. Accumulated expenses of such projects at December 31, 2006 and 2005 aggregate Ps. 2,266,143 and Ps. 2,913,993, respectively. These projects are scheduled to be completed and transferred to the plant mostly during the first half of 2007.

At December 31, 2006 and 2005, Star One increased its constructions in progress by Ps. 1,443,756 and Ps. 1,593,422, respectively, due to its commencing construction of satellite C-2 in 2005 and the increase in the investment in progress of satellite C-1; both satellites C-2 and C-1 are scheduled to enter into orbit in 2007. The total amount of these contracts is Ps. 5,633,667 and the balance of these projects recorded in constructions in progress at December 31, 2006 aggregates Ps. 4,087,902.

Included in plant, property and equipment are assets held under capital leases, as follows:

	2006	2005
Assets under capital leases	**Ps. 464,590**	Ps. 3,370,469
Less accumulated depreciation	**256,818**	1,407,188
	Ps. 207,772	Ps. 1,963,281

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by Telmex and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals for the restatement of plant, property and equipment. At December 31, 2006 and 2005, this caption was restated in each country, as follows:

- The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets, are restated based on the NCPI.

At December 31, 2006, approximately 61% (60% in 2005) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company's assets are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to expenses was Ps. 23,253,805 in 2006 and Ps. 25,051,988 in 2005.

5. Licenses and Trademarks

An analysis of licenses and trademarks at December 31, 2006 and 2005 is as follows:

	2006	2005
Licenses, net	**Ps. 4,132,508**	Ps. 4,306,188
Trademarks, net	**1,134,943**	659,761
Total	**Ps. 5,267,451**	Ps. 4,965,949

Licenses

An analysis of licenses and their amortization at December 31, 2006 and 2005 is as follows:

	2006	2005
Investment	**Ps. 7,059,046**	Ps. 5,809,187
Accumulated amortization	**2,926,538**	1,502,999
Net	**Ps. 4,132,508**	Ps. 4,306,188

Telmex has concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

Foreign entities have software licenses and licenses for use of point-to-point and point-to-multipoint links.

An analysis of changes in this item in 2006 is as follows:

	Balance at January 1, 2006	**Effect of acquired companies**	**Investment and amortization of the year**	**Effect of translation**	Balance at December 31, 2006
Investment	**Ps. 5,809,187**	**Ps. 3,777**	**Ps. 655,397**	**Ps. 590,685**	**Ps. 7,059,046**
Accumulated amortization	**1,502,999**		**1,081,668**	**341,871**	**2,926,538**
Net	**Ps. 4,306,188**	**Ps. 3,777**	**Ps.(426,271)**	**Ps. 248,814**	**Ps. 4,132,508**

An analysis of changes in this item in 2005 is as follows:

	Balance at January 1, 2005	Effect of acquired companies	Investment and amortization of the year	Effect of translation	Balance at December 31, 2005
Investment	Ps. 4,637,312	Ps. 216,840	Ps. 633,752	Ps. 321,283	Ps. 5,809,187
Accumulated amortization	420,594		908,487	173,918	1,502,999
Net	Ps. 4,216,718	Ps. 216,840	Ps.(274,735)	Ps. 147,365	Ps.

Trademarks

At December 31, 2006, Telmex has trademarks of certain foreign companies that were recognized at their fair value, based on appraisals performed by independent experts.

An analysis of trademarks and their amortization at December 31, 2006 and 2005 is as follows:

	2006	2005
Investment	**Ps. 1,328,334**	Ps. 659,761
Accumulated amortization	**193,391**	-
Net	**Ps. 1,134,943**	Ps. 659,761

An analysis of changes in this item in 2006 is as follows:

	Balance at January 1, 2006	**Investment and amortization of the year**	**Effect of translation**	**Balance at December 31, 2006**
Investment	**Ps. 659,761**	**Ps. 613,159**	**Ps. 55,414**	**Ps.1,328,334**
Accumulated amortization	**-**	**193,391**	**-**	**193,391**
Net	**Ps. 659,761**	**Ps. 419,768**	**Ps. 55,414**	**Ps.1,134,943**

Other deferred charges were amortized in the amount of Ps. 34,398 in 2006 and Ps. 83,394 in 2005.

6. Equity Investments

I. Investments in subsidiaries

a) Telmex

At December 31, 2006 and 2005, the number of shares that the Company holds in Telmex and the corresponding percentage equity interest in relation to the total number of outstanding shares of each series is as follows:

	No. of shares		% equity interest	
Series	**2006**	2005	**2006**	2005
AA	**6,000,000**	6,000,000	**73.93**	73.93
A	**91,995**	91,995	**20.63**	19.20
L	**4,553,005**	3,821,005	**39.10**	28.40

In 2006 and 2005, Telecom purchased the following Telmex shares:

	2006	2005
Millions of series "L" shares purchased	**732**	270
Book value	**Ps. 3,758,709**	Ps. 1,235,664
Acquisition cost	**9,380,700**	3,057,089
Excess in purchase price over book value of acquired shares of companies under common control	**Ps. 5,621,991**	Ps. 1,821,425

The excess in purchase price over book value of acquired shares of companies under common control generated in 2005 was charged to Telecom's stockholders' equity, in conformity with the provisions of Mexican accounting Bulletin B-7.

In 2005, Telecom purchased the following Telmex shares from Corporativo Global Telecom, S.A. de C.V. (formerly Global Telecom, LLC):

Millions of series "L" shares purchased	12.5
Book value	Ps. 57,326
Original goodwill	15,163
Acquisition cost	136,406
Excess in purchase price over book value of acquired shares of companies under common control	Ps. 63,917

In conformity with Telmex's bylaws, series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series "A" shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series "AA" and "A" shares combined may not represent more than 51% of capital stock. The combined number of Series "L" shares, which have limited voting rights and may be freely subscribed, and Series "A" shares may not exceed 80% of capital stock.

Each ordinary series "AA" and "A" share entitles the holder to one vote at general stockholders' meetings. Each series "L" shares entitles the holder to one vote at all stockholders' meetings in which holders of Series "L" share are authorized to vote. Holders of Series "L" shares are entitled to vote only to elect two directors to the Board of Directors and their corresponding alternate directors and they also may vote on the following matters:

- The extension of Telmex's term of duration;
- The transformation of Telmex;
- A merger with another entity in which Telmex is the disappearing company or, a merger with another entity in which Telmex is the surviving company, when the corporate purpose of the disappearing entity differs from that of Telmex;
- Cancellation of the registration of the shares issued by Telmex in the securities or special sections of the National Registry of Securities and Intermediaries and in other foreign stock exchanges;
- Any action that could affect the rights of the holders of Series "L" shares.

A resolution on any of the specified matters requires both a majority vote by both the holders of all outstanding shares and a separate majority vote by the holders of Series "AA" and Series "A" shares together.

Under Mexican law, holders of shares of any series are entitled to vote as a class on any proposal that could affect their rights as holders of their particular series and any holder of shares is entitled to legally challenge any such action taken without their vote. Determining whether a proposal requires the class vote by the holders of a particular series of shares would initially be made by the Board of Directors or by any other party who may call a stockholders' meeting to decide on the proposal. A negative decision would be subject to judicial challenge by any affected shareholder wishing to take up such challenge, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law provides no further guidance on the criteria to be applied in making such a determination.

At December 31, 2006 and 2005, the Company has obtained several loans from foreign and domestic banks, pledging in guaranty 116.22 million (107.9 million in 2005) Telmex ADR's (America Depository Receipts), which represent 2,324 million (2,158 million in 2005) shares at those dates (see Note 8). Such shares will be released at the maturity date of such loans.

b) Investments in 2006

In 2006, Telmex acquired two subsidiaries and one associated company, and increased Embrapar's equity interest in Net by 2.8%. The results of operations of such acquisitions were included in the Company's financial statements as of the month following the acquisition

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

Values at acquisition date

	2Wire January 2006	Net May 2006	Net June 2006	Superview October 2006	Sausa October 2006	Embrapar November 2006	Net November 2006	Embrapar December 2006	Net December 2006	Total
Current assets	$ 2,135,326	$ 5,545,319	$ 5,361,401	$ 71,911	$ 75,413	$ 28,393,515	$ 7,183,279	$ 28,811,202	$ 9,152,480	
Fixed assets	1,050,041	4,726,186	4,666,179	275,914	4,241	36,603,200	4,983,725	36,810,726	5,493,528	
Licenses and trademarks		795,868	787,266	2,854			744,355		735,749	
Less:										
Current liabilities	991,436	1,757,673	1,905,366	53,472	148,168	17,839,182	2,119,227	17,791,153	2,241,406	
Long-term liabilities	410,239	6,742,372	6,644,083			11,093,983	8,099,838	11,237,863	7,678,011	
Fair value of net assets acquired prior to giving effect to the increase in capital stock	1,783,692	2,567,328	2,265,397	297,207	(68,514)	36,063,550	2,692,294	36,592,912	5,462,340	
% of equity acquired	13%	4.99%	1%	99.15%	80%	24.61%	(3.27%)	0.04%	0.04%	
Net assets acquired prior to the increase in capital stock	231,880	128,110	22,654	294,681	(54,811)	8,875,240	(88,038)	14,637	2,185	$ 9,426,538
Increase in capital stock	-	-	-	-	-	-	2,739,175	-	997	
% of equity acquired							39.83%		39.87%	
Fair value of capital increase acquired	-	-	-	-	-	-	1,091,013	-	397	1,091,410
Total fair value of net assets acquired	231,880	128,110	22,654	294,681	(54,811)	8,875,240	1,002,975	14,637	2,582	10,517,948
Amount paid	663,807	1,264,229	339,107	400,048	286,187	8,502,325	151,474	13,771	1,002	11,621,950
Goodwill generated	431,927	1,136,119	316,453	105,367	340,998	(372,915)	(851,501)	(866)	(1,580)	1,104,002
Less: Negative goodwill credited to stockholders' equity						372,915	851,501	866	1,580	1,226,862
Goodwill, net	$ 431,927	$ 1,136,119	$ 316,453	$ 105,367	$ 340,998	$ -	$ -	$ -	$ -	$ 2,330,864

Telmex determined the fair value of fixed assets by means of appraisals performed by independent experts.

Embrapar

On May 8, 2006, TELMEX, through its subsidiary Telmex Solutions Telecomunicações Ltda., announced a public offering to acquire in cash all of Embrapar's ordinary and preferred shares issued and outstanding. The price offered was R$ 6.95 for every 1,000 shares, plus a restatement adjustment through the date on which each purchase is paid for. The offer was extended to the holders of preferred shares in the form of American Depositary Shares (ADSs), and initiated on October 3, 2006 through the publishing of an offering notice in both Brazil and the U.S.A.

On November 6, 2006, the initial period of this public offering expired. Based on the conditions agreed on such offering, a second purchase period initiated to allow the remaining stockholders to sell their Embrapar shares. As a result of this aggregate acquisition of Ps. 8,516,096 (USD 769.7 million), TELMEX holds a 98.0% of all the Embrapar's ordinary shares and 97.0% of all its outstanding shares at December 31, 2006.

Superview

On October 27, 2006, Telmex acquired a 99.15% equity interest in Superview Telecomunicaciones, S.A. (Superview), a cable television operator in Colombia, for which the Company paid Ps. 400,048 (USD 37 million).

At the date of the audit report on these financial statements, management is in the process of determining the fair value of the acquired assets and liabilities and, accordingly, the amount of goodwill generated on the acquisition.

Sección Amarilla USA

On October 20, 2006, Telmex acquired 80% of Sección Amarilla USA, LLC (Sausa) (formerly Cobalt Publishing, LLC), a yellow pages company in the U.S.A., for which the Company paid Ps. 286,187 (USD 26.5 million).

Goodwill generated on the aforementioned acquisition has yet to be determined, since Telmex has not concluded the computation of the fair value of acquired assets and liabilities.

TV Cable and Cable Pacífico

On December 4, 2006, Telmex announced that it had entered into an agreement with the controlling partners of TV Cable S.A. and TV Cable Comunicaciones S.A. E.S.P. (TV Cable) and of T.V. Cable del Pacífico S.A. E.S.P. (Cable Pacífico) to acquire 100% of the shares of TV Cable and 97.5% of the shares of TV Cable Pacífico. The transactions are subject to the corresponding regulatory approvals and other terms.

TV Cable provides the cable television/Internet and IP voice services in Bogota and Cali, Colombia. Cable Pacífico operates in several states in Colombia, though its main business is in Medellin.

Pro forma financial data

The following pro forma unaudited combined financial data for 2006 and 2005 are based on Telmex's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2005 and are based on available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of such year, nor are they intended to predict the Company's results of operations.

	Unaudited pro forma combined Telecom for the year ended December 31	
	2006	2005
Operating revenues	**Ps. 175,258,174**	Ps. 173,800,755
Majority net income	**13,103,221**	12,408,621
Earnings per share (in Mexican pesos):		
Basic	**Ps. 3.750**	Ps. 3.515

Investments in 2005

In 2005, Telmex acquired several subsidiaries and an affiliate in Latin America. The results of operations of the new subsidiaries were incorporated into Telmex's financial statements in the month following the acquisition date.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date						
	Net January 2005	Net March 2005	Net May 2005	Millicom July 2005	Primesys November 2005	Net December 2005	Total
Current assets	$ 4,790,791	$ 4,286,765	$ 4,595,688	$ 241	$ 363,499	$ 5,361,318	
Fixed assets	3,833,807	3,743,199	3,577,779		309,852	3,583,901	
Licenses	10,096	9,757	10,220		216,838	10,484	
Less:							
Current liabilities	9,219,459	2,510,955	1,660,114	661	141,336	2,036,474	
Long-term liabilities	2,413,038	6,135,945	6,186,608		7,647	6,249,850	
Fair value of net assets acquired	(2,997,803)	(607,179)	336,965	(420)	741,206	669,379	
% of equity acquired	1.56%	46.7%	0.23%	100%	100%	0%	
Net assets acquired	(46,766)	(283,552)	775	(420)	741,206	-	$ 411,243
Amount paid	253,107	3,588,266	22,155	12,070	1,222,873	163,854	5,262,325
Goodwill	$ 299,873	$ 3,871,818	$ 21,380	$ 12,490	$ 481,667	$ 163,854	$ 4,851,082

Telmex determined the fair value of fixed assets by means of appraisals performed by independent experts and based on management's own estimates.

Embrapar

From March through May 2005, Telmex contributed Ps. 7,026,599 (USD 611.5 million) for the capital increase of its subsidiary Embrapar, thus increasing its ownership to 95.1% of Embrapar's voting shares and 63.9% of its outstanding shares.

Minority stockholders contributed Ps. 1,076,551 (USD 88 million) during the same period, giving rise to an increase in stockholders' equity.

On October 24, 2005, Telmex contributed to Embrapar all the capital stock of Telmex do Brasil Ltda. (Telmex do Brasil) and its 37.1% investment in the capital stock of Net, thus increasing its holding in Embrapar to 97.3% of the voting shares and 72.3% of the outstanding shares. The transaction was carried through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A.; such companies previously held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to a credit of Ps. 1,181,188, which was recognized in majority stockholders' equity.

Primesys

In November 2005, Embratel purchased from Portugal Telecom do Brasil S.A. all the shares of Primesys Soluções Empresariais S.A (Primesys), for which Embratel paid Ps. 1,222,873 (R$ 250.8 million).

Primesys provides top-of-the-line value-added services in Brazil, such as communication solutions and outsourcing.

Techtel

On June 23, 2005, Telmex exercised its right to acquire from Intelec, S.A. additional equity interest of approximately 10% in Techtel for Ps. 176,718 (USD 15 million), increasing its equity interest in this subsidiary to 93.4%. On December 27, 2005, Telmex acquired from Intelec the remaining 6.6% equity interest in Techtel for a total of Ps. 115,452 (USD 10 million). Such amounts paid exceed the book value of the shares acquired, giving rise to a charge of Ps. 292,170 to stockholders' equity.

Pro forma financial data

The following pro forma unaudited combined financial data for 2005 is based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2005 and are based on available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of such year, nor are they intended to predict the Company's results of operations.

	Unaudited pro forma combined Telecom for the year ended December 31	
	2005	
Operating revenues	**Ps.**	**174,753,560**
Majority net income		**11,840,877**
Earnings per share (in Mexican pesos):		
Basic	**Ps.**	**3.354**

II. Investments in affiliates

An analysis of the equity investment in affiliated companies at December 31, 2006 and 2005, and a brief description of each company, is as follows:

	2006		2005	
Equity investments in:				
Grupo Telvista, S.A. de C.V.	**Ps.**	**432,208**	Ps.	405,856
Net Serviços de Comunicação S.A.		**2,177,845**		245,270
2Wire, Inc.		**166,610**		
Other		**229,773**		205,082
Soluciones Integrales de Energía, S.A. de C.V.				231,957
	Ps.	**3,006,436**	Ps.	1,088,165

Grupo Telvista

Telmex holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc., a telemarketing service provider in the U.S.A.

Net

In 2006, Embrapar increased its equity interest in Net Serviços de Comunicação S.A. (Net) to 2.8% through four successive transactions: In May for Ps. 1,264,229 (USD 108.0 million), in June for Ps. 339,107 (USD 30.8 million), in November for Ps. 151,474 (USD 13.7 million) and in December for Ps. 1,002 (USD .09 million). After such increases, Embratel's direct and indirect equity interest in Net is 39.9% and Telmex's effective indirect equity interest in Net is 38.6%

At an extraordinary stockholders' meeting held on October 31, 2006, it was decided to increase Net's capital stock by Ps. 2,740,172 (R$537,023). Consequently, in November and December 2006, Embrapar and Embratel made capital contributions to Net, which correspond to the contributions made in November and December 2006 described in the preceding paragraph. As a result of this capital increase, and since new stockholders took part in such increase, Embrapar's and Embratel's equity interest in Net was diluted from 43.0 % to 39.9%, which gave rise to a credit to stockholders' equity of Ps. 853,081. The purpose of such capital increase was for Net to acquire a 36.7% equity interest in Vivax S.A., a cable television operator and one of Brazil's main broadband Internet service providers.

In 2005 and in accordance with the agreements entered into by and between Telmex and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, "Globo"), Telmex acquired an equity interest in Net, which is the largest cable television operator in Brazil. The total cost of these transactions was Ps. 4,027,382 (USD 326.3 million). Telmex's total direct and indirect equity interest in Net was 37.1%, which was transferred to Embratel in October 2005.

2Wire

In December 2005, through an agreement with Telmex and Alcatel USA (Alcatel) and AT&T, Telmex invested in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S. On January 27, 2006, Telmex acquired an 18.5% equity interest in 2Wire for which it paid Ps. 943,842 (USD 87.8 million), and AT&T paid Telmex Ps. 280,035 (USD 26.05 million) to acquire, through the prepayment of an option and at the same price paid by Telmex, an additional 5.5% equity interest in 2Wire. This transaction took place on December 1, 2006. Consequently, at December 31, 2006, Telmex holds a 13% equity interest in 2Wire. Goodwill generated was Ps. 431,927.

Technology and Internet

On June 21, 2005, Telmex sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for Ps. 46,261. Such sale gave rise to a charge of Ps. 103,609 to stockholders' equity.

Soluciones Integrales de Energía, S.A. de C.V. (Sinergia)

In March 2006, Telecom sold all of its equity interest in Soluciones Integrales de Energía, S.A. de C.V. (Sinergia) to Impulsora para el Desarrollo de América Latina, S.A. de C.V. (IDEAL) (related party). Since shares were sold at book value, no amount was charged to Telecom's stockholders' equity.

Based on the equity method, for its investment in Sinergia, the Company charged Ps. 1,474 and credited Ps. 1,534 to the results of operations of 2006 and 2005, respectively.

For the years ended December 31, 2006 and 2005, the equity interest in associated companies represented credits to results of operations of Ps. 456,402 and Ps. 67,522, respectively, and charges to stockholders' equity of Ps. 209,295 and Ps. 209,040, respectively.

An analysis of changes in goodwill during the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Initial balance	**Ps.16,374,283**	Ps.11,716,159
Negative goodwill credited to income		45,176
Goodwill generated	**2,330,864**	4,955,819
Impairment adjustment	**(294,241)**	
Purchase adjustments	**(1,109,198)**	(342,871)
Effect of translation	**159,218**	
Ending balance	**Ps.17,460,926**	Ps.16,374,283

III. Subsequent Events

Empresas y Controles

From January 1 through March 31, 2007, the Company, through its subsidiary Empresas y Controles, purchased 79 million Telmex Series "L" shares for Ps. 1,294,563. The difference between the amount paid and the book value of such acquisition gave rise to a charge of Ps. 873,820 in stockholders' equity. The Company's equity interest in Telmex at March 31, 2007 was 53.97%.

Embrapar

From January 1 through February 12, 2007, Telmex has made additional acquisitions in Embrapar of Ps. 164,394 (USD 15.2 million). As a result, Telmex now holds 98.0% of all the ordinary shares and 97.4% of all the outstanding shares of Embrapar.

CANTV

On February 8, 2007, Telmex and América Móvil, S.A.B. de C.V. (América Móvil), related party, agreed with Verizon to terminate the agreement signed in April 2006 to acquire Verizon's equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), since they did not expect to obtain the necessary authorizations from the Venezuelan government to complete the acquisition.

Ecutel

On March 12, 2007, Telmex acquired 100% of the shares of Ecuador Telecom S.A., a cable television operator in Guayaquil, Ecuador, for which the Company paid Ps. 263,514 (USD 23.6 million).

Boga

On March 9, 2007, Telmex acquired 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo, Peru.

7. Labor Obligations

Mexico - Pensions and seniority premiums

Substantially all of the Company's employees are covered under defined benefits retirement and seniority premium plans. Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund, which totaled Ps. 90,939 in 2006 and Ps 62,925 in 2005. These contributions are deductible for Mexican corporate income tax purposes. The transition liability, past services and variances in assumptions are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees. The most important information related to labor obligations is as follows:

Analysis of net period cost is as follows:

	2006	2005
Labor cost	**Ps. 3,214,129**	Ps. 3,064,869
Financial cost on projected benefit obligation	**7,749,378**	6,969,286
Projected return on plan assets	**(8,037,370)**	(7,344,838)
Amortization of past services	**1,291,920**	1,347,025
Amortization of variances in assumptions	**274,413**	501,452
Net period cost	**Ps. 4,492,470**	Ps. 4,537,794

An analysis of the projected benefit obligation is as follows:

	2006	2005
Present value of labor obligations:		
Vested benefit obligation	**Ps. 64,588,338**	Ps. 56,852,126
Unvested benefit obligation	**62,249,802**	52,060,944
Accumulated benefit obligation	**126,838,140**	108,913,070
Effect of salary projection	**3,953,052**	4,244,542
Projected benefit obligation	**Ps.130,791,192**	Ps.113,157,612

An analysis of changes in the projected benefit obligation is as follows:

	2006	2005
Projected benefit obligation at beginning of year	**Ps.113,157,612**	Ps.105,014,032
Labor cost	**3,214,129**	3,064,869
Financial cost on projected benefit obligation	**7,749,378**	6,969,286
Actuarial loss	**15,413,346**	3,896,947
Benefits paid to employees	**(184,736)**	(217,326)
Payments from trust fund	**(5,976,146)**	(5,570,196)
Effect of translation	**(2,582,391)**	
Projected benefit obligation at end of year	**Ps.130,791,192**	Ps.113,157,612

An analysis of changes in plan assets is as follows:

	2006	2005
Established fund at beginning of year	**Ps.122,093,753**	Ps.110,384,302
Projected return on plan assets	**8,037,370**	7,344,838
Actuarial gain	**17,188,949**	9,871,884
Contributions to trust fund	**90,939**	62,925
Payments from trust fund	**(5,976,146)**	(5,570,196)
Effect of translation	**(2,786,323)**	
Established fund at end of year	**Ps.138,648,542**	Ps.122,093,753

An analysis of the net projected asset is as follows:

	2006	2005
Projected benefit obligation in excess of plan assets	**Ps. 7,857,350**	Ps. 8,936,141
Unamortized actuarial loss	**8,409,344**	10,704,039
Transition liability	**2,678,490**	4,028,689
Past services and changes in plan	**226,596**	265,056
Net projected asset	**Ps. 19,171,780**	Ps. 23,933,925

At December 31, 2006 and 2005, the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by Ps. 11,810,402 and Ps. 13,180,683, respectively. In conformity with Mexican accounting Bulletin D-3, *Labor Obligations*, the balance sheets show a net projected asset of Ps. 19,171,780 and Ps. 23,933,925 in 2006 and 2005, respectively.

In 2006, the net actuarial gain of Ps. 1,775,603 was derived from the net effect of a favorable actuarial difference of Ps. 17,188,949, due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange, and an actuarial loss of Ps. 15,413,346, mostly attributable to the revision made in July 2006 of the demographical actuarial hypotheses used in the computation of pensions. These latter changes applied were based on the Company's experience and general trends in Mexico during the last few years, as well as on future expectations. The change in hypotheses represented an increase of Ps. 667,859 in the 2006 net period cost, with respect to the cost that would have resulted had the Company continued applying the actuarial hypotheses used in prior years. The above-mentioned actuarial loss is also due in part to the change in the estimated retirement age and the Company's experience with retired personnel.

In 2005, the net actuarial gain of Ps. 5,974,937 was derived primarily from an actuarial gain of Ps. 9,871,884, due to the favorable effect on plan assets represented by companies listed on the Mexican Stock Exchange and the increase in fixed-yield interest rates, net of an actuarial loss of Ps. 3,896,947, derived from changes in the experience with retired personnel and differences between the inflation rate and the increase in estimated salaries.

At December 31, 2006 and 2005, the rates used in the actuarial study are as follows:

	2006	2005
	%	%
Discount of labor obligations:		
Long-term average	**5.72**	5.77
Increase in salaries:		
Long-term average	**0.94**	0.94
Annual return on fund	**6.82**	6.82

At December 31, 2006, 43.7% (44.3% in 2005) of plan assets were invested in fixed-income securities and the remaining 56.3% (55.7% in 2005) in variable-yield securities.

Termination pay

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost is as follows:

	2006		2005	
Labor cost	**Ps.**	**23,840**	Ps.	8,190
Financial cost on projected benefit obligation		**17,657**		9,446
Amortization of past services		**65,873**		147,101
Net period cost	**Ps.**	**107,370**	Ps.	164,737

An analysis of the projected benefit obligation is as follows:

	2006		2005	
Present value of labor obligations:				
Accumulated benefit obligation	**Ps.**	**144,017**	Ps.	142,360
Effect of salary projection		**6,682**		5,544
Projected benefit obligation	**Ps.**	**150,699**	Ps.	147,904

An analysis of labor obligations for dismissals is as follows:

	2006		2005	
Projected benefit obligation	**Ps.**	**150,699**	Ps.	147,904
Unamortized actuarial loss		**82,819**		657
Net projected liability	**Ps.**	**233,518**	Ps.	148,561

A reconciliation of the book reserve for termination pay is as follows:

	2006		2005	
Balance at beginning of year	**Ps.**	**148,561**		
Net period cost		**107,370**	Ps.	164,737
Payments	(	**19,023)**	(	16,176)
Weighted factor effect	(	**3,390)**		
Balance at end of year	**Ps.**	**233,518**	Ps.	148,561

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2006 and 2005 for such plans are as follows:

	2006	2005
DPB	**Ps. 133,146**	Ps. 182,053
MAP	**1,327,462**	1,100,523
DCP	**576,996**	692,714
Total	**Ps. 2,037,604**	Ps. 1,975,290

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Fundación Embratel de Seguridad Social – Telos, an independent entity that manages the fund.

The transition liability for the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel's benefit plans for 2006 and 2005 is as follows:

	2006		2005	
	DBP	**MAP**	DBP	MAP
Labor cost	**$ 280**	**$ 36**	$ 429	$ 93
Financial cost of benefit obligation	**596,417**	**195,791**	579,886	198,648
Projected return on plan assets	**(652,168)**	**(26,345)**	(622,612)	(28,089)
Amortization of variances in assumptions	**(1,155)**	**9,065**	1,364	22,067
Net period (benefit) cost	**$(56,626)**	**$ 178,547**	$ (40,933)	$ 192,719

An analysis of the defined-benefit plan and medical assistance plan is as follows:

	2006		2005	
	DBP	**MAP**	DBP	MAP
Present value of labor obligations:				
Vested benefit obligation	**$ 5,738,948**	**$ 1,921,254**	$ 5,270,963	$ 1,693,701
Unvested benefit obligation		**885**	6,758	726
Projected benefit obligation	**$ 5,738,948**	**$ 1,922,139**	$ 5,277,721	$ 1,694,427

An analysis of changes in defined-benefit plan and medical assistance plan obligations is as follows:

	2006		2005	
	DBP	**MAP**	DBP	MAP
Projected benefit obligation at beginning of year	**$ 5,277,721**	**$ 1,694,427**	$ 5,131,764	$ 1,719,353
Labor cost	**280**	**36**	429	93
Financial cost on defined-benefit obligation and medical assistance	**596,417**	**195,791**	579,886	198,648
Actuarial loss (gain)	**131,831**	**27,403**	(180,231)	(232,166)
Payments from trust fund	**(499,514)**	**(70,071)**	(477,366)	(66,294)
Effect of translation	**232,213**	**74,553**	223,239	74,793
Defined-benefit plan obligations and obligation under medical assistance plan	**$ 5,738,948**	**$ 1,922,139**	$ 5,277,721	$ 1,694,427

Changes in the asset plan are as follows:

	2006		2005	
	DBP	**MAP**	DBP	MAP
Established fund at beginning of year	**$ 5,750,159**	**$ 258,073**	$ 5,493,448	$ 272,886
Projected return on plan assets	**652,168**	**26,345**	622,612	28,089
Actuarial gain (loss)	**314,732**	**8,259**	(127,789)	16,445
Payments from trust fund	**(499,514)**	**(70,071)**	(477,366)	(66,294)
Contributions to fund	**300**	**31**	282	31
Administrative expenses		**(4,675)**		(4,957)
Effect of translation	**253,002**	**11,356**	238,972	11,873
Established fund at end of year	**$ 6,470,847**	**$ 229,318**	$ 5,750,159	$ 258,073

An analysis of the net projected liability for the pension plan and medical assistance plan is as follows:

	2006		2005	
	DBP	**MAP**	DBP	MAP
Plan assets in excess of (short of) defined-benefit obligations and medical assistance plan	**$ 731,899**	**$(1,692,821)**	$ 472,438	$(1,436,354)
Transition liability	**4,253**		7,451	
Unamortized actuarial (gain) loss	**(869,298)**	**365,359**	(661,942)	335,831
Net projected liability	**$(133,146)**	**$(1,327,462)**	$(182,053)	$(1,100,523)

In 2006, the net actuarial gain of Ps. 182,901 in the DBP and net actuarial loss of Ps. 19,144 in the MAP are due principally to actuarial losses on the defined-benefit and medical assistance plan obligations of Ps. 131,831 and Ps. 27,403, respectively, and the actuarial gain on plan assets of Ps. 314,732 and Ps. 8,259, respectively.

In 2005, the net actuarial gain of Ps. 52,442 in the DBP and Ps. 248,611 in the MAP are due principally to the actuarial gain on the defined-benefit and medical assistance plan obligations of Ps. 180,231 and Ps. 232,166, respectively, and the actuarial (loss) gain on plan assets of Ps. (127,789) and Ps. 16,445, respectively.

At December 31, 2006 and 2005, the rates used in the actuarial study are as follows:

	2006	2005
	%	%
Discount of labor obligations:		
Long-term average	**11.3**	11.3
Increase in salaries:		
Long-term average	**5.0**	5.0
Annual return on fund	**11.3**	11.3
Annual inflation:		
Long-term average	**5.0**	5.0

At December 31, 2006, 80.0% (80.2% in 2005) of plan assets are represented by fixed-yield instruments, 13.5% (12.8% in 2005) by variable-yield instruments and the remaining 6.5% (7.0% in 2005) by other assets.

Defined-contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from the DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset return at that date, which is subject to an annual increase based on the Brazilian consumer price index plus 6 percentage points. At December 31, 2006, the balance of the DCP obligation was Ps. 576,996 (Ps. 692,714 in 2005).

8. Long-term Debt

Long-term debt consists of the following:

	Average weighted interest rate at December 31		Maturities from	Balance at December 31	
	2006	2005	2007 to	**2006**	2005
Debt denominated in U.S. dollars:					
Consolidated excluding Embratel:					
Bonds (1)	**4.9%**	5.8%	2016	**$ 29,907,625**	$ 43,548,644
Banks (2)	**5.7%**	5.2%	2014	**68,455,918**	56,247,330
Suppliers' credits	**6.0%**	6.6%	2007	**94,943**	36,477
Financial leases	**6.3%**	5.8%	2011	**92,776**	420,978
Total				**98,551,262**	100,253,429
Debt of Embratel denominated in U.S. dollars:					
Bonds	**11.0%**	11.0%	2008	**1,935,589**	2,029,822
Banks	**6.2%**	5.9%	2013	**10,460,335**	4,720,777
Financial leases		11.3%			713
Total debt denominated in U.S. dollars				**110,947,186**	107,004,741
Debt denominated in Mexican pesos:					
Bonds	**8.8%**		2016	**4,500,000**	
Medium-term notes (3)	**7.57%**	7.57%	2007	**1,349,553**	1,348,092
Domestic senior notes ("Certificados Bursatiles") (4)	**9.0%**	9.4%	2012	**13,450,001**	15,770,245
Banks	**7.5%**	8.5%	2007	**1,300,000**	1,384,240
Total debt denominated in Mexican pesos				**20,599,554**	18,502,577
Debt denominated in Brazilian reals:					
Banks	**12.7%**	15.2%	2010	**38,243**	76,111
Financial leases	**17.0%**	18.2%	2008	**2,524**	14,065
Total debt denominated in Brazilian reals				**40,767**	90,176
Debt denominated in other currencies:					
Banks	**7.4%**	6.6%	2016	**762,295**	617,648
Financial leases	**10.8%**	12.5%	2027	**181,533**	192,063
Suppliers' credits	**2.0%**	2.0%	2022	**245,736**	250,710
Total debt denominated in other currencies				**1,189,564**	1,060,421
Total debt				**132,777,071**	126,657,915
Less short-term debt and current portion of long-term debt excluding Embratel				**17,391,126**	18,497,180
Embratel				**3,355,529**	950,656
Short-term debt				**20,746,655**	19,447,836
Long-term debt				**$ 112,030,416**	$ 107,210,079

The above-mentioned rates are subject to market variances and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2006 (including interest, interest-rate swaps, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 7.0% (6.4% in 2005) and 7.1% (6.7% in 2005) including Embratel.

The Company's short–term debt at December 31, 2006, excluding Embratel, is Ps. 17,391,126 (Ps. 18,497,180 in 2005), which primarily includes Ps. 9,141,573 in bank debts (Ps. 6,312,193 in 2005), bonds of Ps. 5,900,000 (Ps. 12,184,987 in 2005), a medium-term note of Ps. 1,349,553 and domestic senior notes of Ps. 1,000,000.

(1) Bonds:

a) On January 26, 2001, Telmex issued a bond for Ps. 12,800,986 (USD 1,000 million), maturing in January 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, Telmex issued a supplemental bond for Ps. 6,036,495 (USD 500 million) with similar characteristics. In 2006, accrued interest on the bonds was Ps. 70,215 (Ps. 1,440,375 in 2005). In 2005, Telmex repurchased a total Ps. 5,213,907 (USD 431.6 million) (nominal amount) of these bonds. The difference between the repurchase price and the nominal amount is Ps. 190,510 (USD 15.6 million), which was recognized in Comprehensive financing cost. In January 2006, Telmex paid the outstanding balance of the bond of Ps. 11,612,115 (USD 1,068.4 million).

b) On November 19, 2003, Telmex issued a bond for Ps. 13,007,964 (USD 1,000 million), maturing in 2008 and bearing 4.5% annual interest payable semiannually. In 2006, accrued interest on the bond was Ps. 530,265 (Ps. 562,308 in 2005).

c) On January 27, 2005, Telmex made a bond placement of Ps. 16,123,614 (USD 1,300 million) divided into two issuances of Ps. 8,061,807 (USD 650 million) each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.5% annual interest. Interest is payable semi-annually. On February 22, 2005, such placements were reopened and the bonds issued were increased to Ps. 11,707,269 and Ps. 9,884,538 (USD 950 million and USD 800 million, respectively). In 2006, accrued interest on the bonds that mature in 2010 aggregates Ps. 531,585 (Ps. 507,257 in 2005) and Ps. 518,329 (Ps. 500,032 in 2005) on the bond that matures in 2015.

d) On January 26, 2006, Telmex made a bond placement abroad of Ps. 4,500 million, which matures in 2016 and bears annual interest at the 8.75% rate. In 2006, accrued interest on the bond was Ps. 392,794.

(2) Banks:

Guaranteed loans:

In 2006, the Company obtained several loans of USD 800 million from foreign banks and two loans of USD 300 million from BBVA Bancomer, S.A. Such loans mature in 2011. To guarantee the loans, the Company placed in trust 44.25 million ADR's representing 885 million series "L" Telmex shares, which will be released on the date the loans are repayable. In 2006, the Company had several guaranteed loans from prior years of USD 1,110 million that mature between 2007 and 2010. To guarantee the loans, the Company placed in trust 71.97 million ADR's representing 1,439 million series "L" Telmex shares. The loans bear interest at the LIBOR plus a premium, which under current market conditions, ranges from 0.20% to 1.34% in 2006

Subsequent event

In February 2007, the Company repaid guaranteed loans of USD 510 million, releasing 34.29 million ADR's that represent 685.71 million series "L" Telmex shares. The Company obtained a new loan of USD 300 million that matures in 2012. To guarantee the loan, Telecom placed in trust 9.67 million ADR's representing 193.36 million series "L" Telmex shares, which will be released on the date the loans are repayable.

Syndicated loan:

On July 15, 2004, Telmex entered into syndicated loan agreements for Ps. 31,535,816 (USD 2,425 million) structured into two tranches. The first tranch is for Ps. 19,925,621 (USD 1,525 million) and has a three-year maturity. The second tranch is for Ps. 11,610,194 (USD 900 million) and has a five-year maturity.

On October 20, 2005, Telmex entered into an agreement to restructure the previous syndicated loan of Ps. 31,535,816 (USD 2,425 million), so as to improve the credit conditions and modify the total loan amount to Ps. 29,201,161 (USD 2,500 million) structured into two tranches. The first tranch is for Ps. 17,520,696 (USD 1,500 million) and has a four-year maturity. The second tranch is for Ps. 11,680,464 (USD 1,000 million) and has a six-year maturity. The syndicated loan restructuring generated no penalties.

On August 11, 2006, Telmex again restructured the loan to improve the credit conditions and increase the total loan amount to Ps. 33,280,186 (USD 3,000 million) structured into three tranches. The first tranch is for Ps. 14,421,414 (USD 1,300 million) and has a three-year maturity. The second tranch is for Ps. 11,093,395 (USD 1,000 million) and has a five-year maturity. The third tranch is for Ps. 7,765,377 (USD 700 million) with a seven-year maturity. The balance of these loans at December 31, 2006 is included under Banks (U.S. dollar denominated liabilities).

On June 30, 2006, Telmex entered into a syndicated loan agreement for Ps. 5,769,616 (USD 500 million) structured into two tranches. Each of the two tranches is for Ps. 2,884,808 (USD 250 million) and one has a four-year maturity and the other a six-year maturity.

(3) Medium-term notes:

In July 2000, Telecom issued an unsecured medium-term note for a total of 356,180,900 investment units (UDI's). The note matures in seven years and is repayable at maturity on July 20, 2007. Interest on the note is payable semi-annually at the annual rate of 7.50%. At December 31, 2006, the value of the UDI is equal to 3.788954 pesos (3.6375 pesos in 2005) and 3.830816 pesos at March 30, 2007. In 2006 and 2005, accrued interest on these notes aggregated Ps. 155,085 and Ps. 103,249, respectively.

(4) Domestic senior notes ("Certificados Bursatiles"):

At December 31, 2006, Telecom placed domestic senior notes ("certificados bursátiles") for a total of Ps. 7,000,000 under the program authorized by the NBSC in August 2002; the balance at such date is Ps. 6,350,000.The term of such program ended in February 2005 and the Company is only paying down the outstanding balance on the previously issued notes. The maturities of such domestic senior notes are Ps. 1,000,000 in 2007, Ps. 4,600,000 in 2008 and Ps. 750,000 in 2010.

At December 31, 2006, Telmex has placed domestic senior notes ("certificados bursátiles") for a total of Ps. 7,450,000 under the program authorized by the NBSC in 2001; the balance at such date is Ps. 6,600,000.The term of such program ended in April 2004 and Telmex is only paying down the outstanding balance on the previously issued notes.

On September 30, 2005, Telmex obtained authorization from the NBSC to place long-term domestic senior notes for Ps. 10,000,000 (nominal amount). At December 31, 2006, Telmex has placed domestic senior notes ("certificados bursátiles") for a total amount of Ps. 500,000 under this new program and accordingly, the balance available for issue at such date is Ps. 9,500,000.

Lines of credit:

At December 31, 2006, Telmex has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit totaled approximately Ps. 1,786,368 (USD 164.2 million), which bears floating interest approximately equal to the LIBOR plus 30 basis points at the time of use. At December 31, 2006, Embratel has unused lines of credit of Ps. 879,933 (USD 80.9 million) that bear 4.1% interest at the time of use.

Prepaid debt:

In 2005, Telmex prepaid penalty-free a portion of its debt with a number of financial institutions, excluding the repurchase of the bonds that mature in 2006, of approximately Ps. 215,101 (approximately USD 18.3 million).

In 2005, Embratel prepaid 35% of its bond that matures in 2008 (Ps. 1,141,552, equal to USD 96.3 million), and Ps. 2,362,411 (USD 200 million) of its short-term debt.

Restrictions

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2006, Telmex has complied with such restrictive covenants.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Telecom or its current stockholders continue to hold the majority of the Company's voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2006 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2006 (in units)	Equivalent in Mexican pesos
U.S. dollar	USD 10,206,733	Ps. 10.87	Ps. 110,947,186
Brazilian real	BRL 8,013	5.09	40,767
Other currencies			1,189,564
Total			Ps 112,177,517

Long-term debt maturities at December 31, 2006 are as follows:

Year	Excluding Embratel	Embratel	Total
2008	Ps. 19,059,208	Ps. 3,578,991	Ps. 22,638,199
2009	15,809,124	1,543,239	17,352,363
2010	19,302,320	1,682,691	20,985,011
2011	24,436,193	1,443,969	25,880,162
2012 and thereafter	24,132,230	1,042,451	25,174,681
Total	Ps. 102,739,075	Ps. 9,291,341	Ps. 112,030,416

Hedges

At December 31, 2006 and 2005, the financial instruments contracted by the Company are as follows:

	2006		2005	
Instrument	**Notional value (in millions)**	**Fair value (in millions)**	Notional value (in millions)	Fair value (in millions)
Consolidated excluding Embratel:				
Interest-rate swaps in pesos	**$ 42,953**	**$ (2,025)**	$ 22,700	$ (381)
Interest-rate swaps in dollars	**USD 1,150**	**$ 481**	USD 1,850	$ 611
Cross currency swaps	**USD 2,250**	**$ 765**		
Forwards dollar-peso	**USD 6,658**	**$ (1,335)**	USD 8,213	$ (3,376)
Hedges Embratel				
Interest-rate swaps and forwards dollar-Brazilian real	**USD 288**	**$ (622)**	USD 410	$ (219)

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. In 2006, the Company entered into short-term exchange hedges which, at December 31, 2006, cover liabilities of Ps. 72,408,684 (USD 6,658 million) (Ps. 93,668,988 or USD 8,213 million at 2005). In 2006, the Company recognized a charge of Ps. 497,592 (charge of Ps. 9,357,734 in 2005) to results of operations for these hedges corresponding to variances in their fair value.

In 2006, Telmex also entered into cross currency swaps that cover liabilities of Ps. 24,469,875 (USD 2,260 million). The Company recognized a charge of Ps. 76,450 to results of operations for these swaps corresponding to variances in their fair value.

The subsidiary Embratel also uses hedging derivative instruments (foreign currency swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. At December 31, 2006 and 2005, liabilities hedged amounted to Ps. 3,135,081 (USD 288.3 million) and Ps. 4,676,443 (USD 410.3 million), respectively. Under these contracts, Embratel recognized a charge of Ps. 1,095,141 in 2006 (charge of Ps. 729,163 in 2005) corresponding to variances in their fair value.

To offset its exposure to financial risks related to the variable-yield debt, Telmex (excluding Embratel) entered into interest-rate swaps. Under these contracts, the Company agreed to receive the 28-day Mexican interbank (TIIE) rate and the 182-day Mexican treasury certificate (CETES) rate and to pay fixed rates. The difference between the market interest rate and the rates contracted under the swaps was recorded in results of operations.

At December 31, 2006, the Company had interest-rate swaps for a total base amount of Ps. 42,952,125. The Company also had interest-rate swaps for a total base amount of Ps. 12,506,825 (USD 1,150 million), under which it pays the six-month LIBOR and receives a fixed rate. At December 31, 2005, the Company had interest-rate swaps for a total base amount of Ps. 22,700,000 and Ps. 21,099,188 (USD 1,850 million), under which it paid the six-month LIBOR and received a fixed rate. At December 31, 2006, the Company recognized a net expense for these swaps under comprehensive financing cost in the amount of Ps. 1,137,760 (Ps. 1,143,540 in 2005). In 2006, the Company also replaced some of its Mexican peso-denominated hedges, recognizing a charge to comprehensive financing cost of Ps. 549,138.

Subsequent event

In January and February, Telecom settled early all its swap contracts of USD 100 million and contracted an additional USD 1,000 million in swaps, which gave rise to a gain of Ps. 582,826. In March 2007, the Company settled swaps with an aggregate notional amount of Ps. 1,000 million, which represented a loss of Ps. 53,100.

9. Deferred Credits

Deferred credits consist of the following at December 31, 2006 and 2005:

	2006	2005
Advance billings	**Ps. 1,326,016**	Ps. 1,390,851
Advances from subscribers and others	**832,803**	682,377
Total	**Ps. 2,158,819**	Ps. 2,073,228

10. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31	
	2006	2005
Suppliers	**Ps. 11,341,170**	Ps. 10,688,869
Sundry creditors	**5,158,343**	4,776,595
Link-up services	**349,860**	628,993
Related parties	**3,510,346**	2,731,342
Interest payable	**2,294,536**	1,579,160
Provision for other contractual employee benefits	**1,360,732**	1,417,253
Provision for vacations	**1,547,519**	1,560,868
Provision for Embratel contingencies	**6,562,620**	3,087,760
Financial instruments	**1,092,328**	135,786
Other	**2,084,092**	2,096,326
	Ps. 35,301,546	Ps. 28,702,952

The activity in the principal liability provisions for the years ended December 31, 2006 and 2005 is as follows:

Provision for other contractual employee benefits:

	2006	2005
Beginning balance at January 1	**Ps. 1,417,253**	Ps. 1,271,413
Increase through charge to expenses	**3,935,062**	3,982,193
Charges to provision	**(3,925,349)**	(3,803,388)
Effect of translation	**(66,234)**	(32,965)
Ending balance at December 31	**Ps. 1,360,732**	Ps. 1,417,253

Provision for vacations:

	2006	2005
Beginning balance at January 1	**Ps. 1,560,868**	Ps. 1,564,215
Increase through charge to expenses	**2,756,844**	2,903,112
Charges to provision	**(2,688,930)**	(2,880,765)
Effect of translation	**(81,263)**	(25,694)
Ending balance at December 31	**Ps. 1,547,519**	Ps. 1,560,868

Provision for Embratel contingencies:

	2006	2005
Beginning balance at January 1	**Ps. 3,087,760**	Ps. 2,228,492
Increase through charge to expenses	**2,821,199**	1,034,190
Increase charged to other accounts	**2,252,200**	
Charges to provision	**(1,677,203)**	(272,356)
Effect of translation	**78,664**	97,434
Ending balance at December 31	**Ps. 6,562,620**	Ps. 3,087,760

11. Foreign Currency Position and Transactions

a) At December 31, 2006 and 2005, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in millions					
	2006		**Exchange rate at December 31, 2006**	2005		Exchange rate at December 31, 2005
Assets:						
U.S. dollar	**674**	**Ps.**	**10.88**	492	Ps.	10.71
Argentinean peso	**182**		**3.55**	132		3.53
Brazilian real	**3,376**		**5.09**	2,265		4.58
Chilean peso	**28,266**		**0.02**	23,735		0.02
Colombian peso	**27,350**		**0.0049**	19,845		0.0047
Peruvian sol	**91**		**3.40**	94		3.12

	Foreign currency in millions					
	2006		**Exchange rate at December 31, 2006**	2005		Exchange rate at December 31, 2005
Liabilities:						
U.S. dollar	**10,442**	**Ps.**	**10.88**	7,883	Ps.	10.71
Argentinean peso	**256**		**3.55**	170		3.53
Brazilian real	**3,066**		**5.09**	2,180		4.58
Chilean peso	**49,417**		**0.02**	48,754		0.02
Colombian peso	**91,335**		**0.0049**	34,617		0.0047
Peruvian sol	**96**		**3.40**	90		3.12
Euro	**32**		**14.33**	47		12.65

At March 30, 2007, exchange rates are as follows:

Currency	Exchange rate – pesos per currency
U.S. dollar	11.0322
Argentinean peso	3.5555
Brazilian real	5.3756
Chilean peso	0.0204
Colombian peso	5.1355
Peruvian sol	3.4660
Euro	14.7545

b) In the years ended December 31, 2006 and 2005, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year:

	Millions of dollars			
	2006		2005	
Revenues	**USD**	**4,703**	USD	3,855
Operating costs and expenses		**3,957**		2,933
Interest income		**203**		120
Interest expense		**606**		633

12. Commitments and Contingencies

Commitments

a) Telmex leases certain equipment used in its operations under capital leases. At December 31, 2006, Telmex had the following commitments under non-cancelable leases:

Year ended December 31,	Minimum compulsory rent
2007	Ps. 76,025
2008	47,278
2009	41,074
2010	33,553
2011	58,411
2012 and thereafter	157,918
Total	414,259
Less unaccrued interest	137,426
Present value of minimum net rental payments	276,833
Less current portion	54,403
Long-term obligation at December 31, 2006	Ps. 222,430

b) At December 31, 2006, Telmex has non-cancelable commitments of Ps. 10,168,547 (Ps. 8,878,809 in 2005) for the purchase of equipment. Payments made under purchase agreements aggregated Ps. 5,322,487 in 2006 and Ps. 8,672,807 in 2005.

c) At December 31, 2006 the Company has outstanding letters of credit of approximately Ps. 32,627 (Ps. 227,734 in 2005), issued to foreign suppliers for the purchase of materials and supplies.

Contingencies Mexico

d) On December 4, 1997, the Federal Commission of Economic Competition (COFECO) issued a preliminary ruling declaring that Teléfonos de México, S.A. de C.V. exercises substantial power over what the COFECO referred to as five telecommunications markets. Telmex filed an appeal against such ruling and refuted the final ruling issued by the COFECO on February 19, 1998. After several judicial instances and rulings, the plenary meeting of the COFECO issued a ruling dated February 23, 2007, whereby it revoked the file and ordered it closed.

e) In December 1995, a competitor that provides cellular telephone services filed a formal complaint against Telmex to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Telmex was responsible for monopolistic practices and undue concentration. Telmex filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling was confirmed.

The respective defense against the confirmation of the ruling has been filed with the Federal Court of Justice for Tax and Administrative Matters.

f) The Mexican Social Security Institute (IMSS) audited Telmex for the 1997-2001 period. At the conclusion of the audit, it was determined that Telmex owed a total of approximately Ps. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Telmex filed an appeal with the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican law, by means of a bank trust, the Company guaranteed payment of such tax liability through July 19, 2007. The Company's external lawyers who are handling this matter are of the opinion that although the Telmex's appeal is well founded, there is no guarantee that it will prevail in the case.

Contingencies of Embratel, Star One and Vésper

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel's debt plus restatement penalties and surcharges generated through July 2006 related to the so-called Brazilian ICMS tax, on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). The effective application of the benefits of this agreement will depend on the regulations of each state.

In those states in which Embratel has already implemented the benefits of this agreement, it has made payments of Ps. 2,352,360, thus laying to rest any disputes related to the matter. Regarding the states in which the benefits of this agreement have not yet been implemented, Embratel has created a reserve of Ps. 2,002,287, as it considers that such states will most likely enter into the agreement related to the payment of debts.

Embratel received assessments by the tax authorities related to alleged undue ICMS tax credits of Ps. 400,672 not addressed by the referred agreement that are considered by the external lawyers as probable losses. Claims in which the lawyers consider Embratel will prevail aggregate approximately Ps. 424,397 which consequently, has not been provided for in the financial statements.

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the state of Rio de Janeiro for payment of ICMS on internet and satellite use of approximately Ps. 1,200,485. In March 2004, Star One was required to pay approximately Ps. 100,479 in the Brazilian Federal District (Brasilia) for ICMS not paid on satellite use. Based on the lawyers' estimates, Embratel considers a loss from this contingency to be unlikely and, consequently, has not provided for such amount in the financial statements.

The subsidiaries Vésper S.A. and Telmex do Brasil Ltda. received assessments related to ICMS aggregating approximately Ps. 119,586, which were provided for, since they are considered as probable losses. These subsidiaries received an additional aggregate assessment of Ps. 91,054, which are considered as representing little risk of loss and consequently, have not been provided for in the financial statements.

Income tax on inbound international income

In March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary Embratel in the amount of Ps. 1,461,127 for failing to pay income tax for years 1996 and 1997. Embratel filed an appeal against this assessment with Brazil's Special Federal Tax Court and the related case is *still* pending; however, the Company's external lawyers are of the opinion that there is a likelihood of loss and therefore, a provision of Ps. 2,577,965 was recognized at December 31, 2006.

In June 1999, the subsidiary Embratel was further assessed for approximately Ps. 327,570 for the nonpayment of income tax on net foreign source income for 1998 amounting to 0. Embratel first filed an appeal with the administrative courts, and after receiving an unfavorable ruling, Embratel filed a lawsuit with the Supreme Court, whose ruling in the first instance was unfavorable. However, after further review, the court nullified the ruling and issued a new ruling declaring the annulment of the contested ruling and declaring that there was no legal tax relationship between the parties in 1998.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received an assessment from the Brazilian Federal Revenue Service (SRF) of Ps. 808,801 for payment of the PIS prior to 1995 that had been offset in accordance with Brazilian tax law. Based on the known facts and on both management's and the lawyers' own arguments and opinions, Embratel considers a loss from this contingency to be unlikely and, consequently, has not provided for such amount in the financial statements.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

In August 2001, Embratel also received an assessment of approximately Ps. 1,739,686 related to its exemption from payment of the COFINS on the exportation of telecommunication services during 1999. The government auditor made several errors in the computation of this tax and, consequently, such amount was later reduced to approximately Ps. 1,203,537. Embratel appealed the case in Brazil's Federal Tax Court and a ruling is still pending. Based on the known facts and on both management's and the lawyers' own arguments, Embratel considers a loss from this contingency to be unlikely and, consequently, has not provided for such amount in the financial statements.

In November 2006, Embratel received an assessment by the SRF of approximately Ps. 82,956 for the payment of the COFINS in 1999, which is considered by the external lawyers as a probable loss.

Other tax contingencies

Embratel, Vesper, S.A., Telmex do Brasil Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the National Institute of Social Security (INSS), Social Contribution on Net Income (CSLL), Telecom Development Fund (FUST) and Income Tax on Payments Abroad (IRRF), among others, which could give rise to tax contingencies, of which approximately Ps. 1,753,486 is considered as representing little risk of loss and consequently, has not been provided for.

Disputes with third parties

Certain other cases on a number of different matters are in the later stages of the litigation process and, according to Embratel's external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, Ps. 607,166 has been reserved for possible unfavorable rulings. According to the Company's external lawyers, although the Company's arguments in these cases are well-founded, there is no guarantee of a favorable outcome.

Other civil and labor contingencies

There are on-going civil and labor litigations that could give rise to contingencies, of which approximately Ps. 657,072 has been reserved to cover the portion considered as probable losses, and approximately Ps. 1,292,703, which corresponds to the portion that represents little risk of loss, has not been provided for. According to the Company's external lawyers, although the Company's arguments in these cases are well-founded, there is no guarantee of a favorable outcome.

13. Related Parties

In the years ended December 31, 2006 and 2005, the Company had the following transactions with related parties:

	2006	2005
Investment and expenses:		
Purchase of materials, inventories and fixed assets (1)	**Ps. 5,359,756**	Ps. 6,283,707
Payment of insurance premiums and fees for administrative and operating services, security trading and others (2)	**3,761,109**	4,045,840
Payment of Calling Party Pays interconnection fees (3)	**12,837,421**	12,107,196
Revenues:		
Sale of materials and other services (4)	**1,333,894**	1,579,770
Sale of long-distance and other telecommunications services (5)	**6,989,687**	6,408,369
Sale of 50% of Technology and Internet LLC		46,261

(1) Includes Ps. 4,306,760 in 2006 (Ps. 6,216,731 in 2005) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control of Telecom, the company that controls Telmex.

(2) Includes Ps. 1,298,644 in 2006 (Ps. 1,633,852 in 2005) for network maintenance services from a subsidiary of Carso Group; Ps. 766,244 in 2006 (Ps. 793,184 in 2005) for services received from a subsidiary of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (IDEAL); Ps. 441,497 in 2006 (Ps. 378,466 in 2005) for insurance premiums paid to Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; and Ps. 63,902 in 2006 (Ps. 133,992 in 2005) for security trading fees paid to Inversora Bursátil, S.A. (Inversora); and Ps. 425,275 in 2006 (Ps. 492,857 in 2005) for fees paid for administrative and operating services to technology partners. (AT&T and Telecom). Carso Group, IDEAL, Seguros and Inversora are entities under common control of Telecom.

(3) Interconnection expenses under the "Calling Party Pays" program; outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. This also includes Ps. 3,848,239 in 2006 (Ps. 2,200,740 in 2005) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name "Claro" in Brazil. América Móvil is an entity under common control of Telecom.

(4) Includes Ps. 323,311 in 2006 (Ps. 426,642 in 2005) from the sale of materials to the subsidiaries of the Carso Group.

(5) Includes revenues from billings to América Móvil's subsidiaries that operate under the trade name "Claro", of Ps. 850,492 in 2006 (Ps. 1,836,095 in 2005) .

At December 31, 2006, Telmex had net amounts due to a subsidiary of the Carso Group and a subsidiary of América Móvil of Ps. 419,155 and Ps. 1,105,785, respectively (Ps. 230,020 and Ps. 1,128,397, respectively, in 2005). Embratel had an outstanding loan from a subsidiary of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa Financial Group) of Ps. 285,161 in 2005. Grupo Financiero Inbursa is an entity under common control of Carso Global Telecom.

The companies mentioned in this note are considered to be related parties, since the Company's principal stockholders also directly or indirectly hold a percentage equity interest in such companies. Telecom holds the majority of the Company's voting shares. AT&T is a minority shareholder of Telmex.

14. Stockholders' Equity

a) At an extraordinary meeting held on December 5, 2006, based on the requirements of the Securities Trading Act in force, the stockholders approved to amend the Company's bylaws, primarily to modify the integration, organization and functioning of its corporate bodies. In this regard, several resolutions derived from the approved changes were adopted and are related to i) the exchange of certain series of shares that in due time must be carried out, ii) the corporate powers previously conferred to the Board, iii) the functioning of the Board of Directors, the Corporate Practices Committee and the Audit Committee under their current structures, iv) the appointment and ratification of the President of the Corporate Practices Committee and of the President of the Audit Committee and v) the revocation of the appointments of the Statutory Auditor and the Alternate Statutory Auditor. Also as per the provisions of Securities Trading Act, the stockholders resolved to modify the relevant clause in the Company's bylaws to change its business name to Teléfonos de México, Sociedad Anónima Bursátil de Capital Variable (or its abbreviation, S.A.B. de C.V.).

b) At December 31, 2006 and 2005, capital stock is represented, respectively, by 3,492 million and 3,497 million common, registered series "A-1" shares with no par value, representing the fixed minimum capital with no withdrawal rights. Also, in conformity with Telecom's bylaws, the Company may issue series "A-2" shares, corresponding to variable capital. At December 31, 2006 and 2005, there are no series "A-2" shares issued and outstanding.

The variable portion of capital may not exceed ten times the fixed minimum capital with no withdrawal rights, and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

c) In 1996, Telecom initiated a program to purchase its own shares. For this purpose, in accordance with the Securities Trading Act, the Company appropriated retained earnings to set up a reserve to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the percentage of capital stock represented by the shares acquired.

In 2006, the Company repurchased 4.9 millions of its own shares for a total amount of Ps. 120,102. In 2005, the Company repurchased 41.45 millions of its own shares in the amount of Ps. 877,927. At the date of the audit report on the financial statements there are 460.49 shares for replacement.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

e) To determine the average weighted number of shares issued and outstanding in 2006 and 2005, the shares acquired by the Company have been excluded from the computation.

f) Other accumulated comprehensive income items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Carso Group), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method. These items also include the effects of securities available for sale from the subsidiary, the effects of foreign currency translation from the subsidiary, the result from holding non-monetary items from the subsidiary, the effect of repurchase of shares of subsidiaries net of replacement and the initial accumulated effect of swaps net of deferred taxes from the subsidiary, the effect of market valuation of swaps net of deferred taxes and the initial effect of the provision for vacations from the subsidiary.

15. Income Tax, Asset Tax and Employee Profit Sharing

a) Telecom and its subsidiaries Multimedia and Empresas y Controles were authorized by the Ministry of Finance and Public Credit (Hacienda) to determine their tax results on a consolidated basis effective January 1, 1999.

On November 1, 2004, the Ministry of Finance and Public Credit (Hacienda) authorized the transmission of the tax consolidation of Telmex to Telecom starting in 2005, in conformity with the Mexican Income Tax Law. However, this does not result in the tax deconsolidation of Telmex or its subsidiaries, or in their ceasing to consolidate for tax purposes.

Whenever current year income tax exceeds asset tax for the same year, Telecom may request a refund or offset asset tax paid in any of the immediately succeeding ten years. An analysis of recoverable asset tax at December 31, 2006 is as follows:

Year of loss	Restated amount	Year of expiration
2001	Ps. 261	2011
2002	13,301	2012
2003	8,602	2013
2004	13,658	2014
	Ps. 35,822	

Changes were made to the Mexican Asset Tax Law whereby, as of January 1, 2007, the 1.8% asset tax rate was decreased to 1.25% and liabilities are no longer deductible from the asset tax base.

b) An analysis of income tax provisions is as follows::

	2006	2005
Current year:		
From Mexican operations	**Ps. 13,031,228**	Ps. 14,506,917
From foreign operations	**783,366**	373,027
Deferred tax of Mexican operations, net of related monetary position gain of Ps. 843,058 (Ps. 727,362 in 2005)	**(995,493)**	(3,560,334)
Deferred tax of foreign operations, net of related monetary position gain of Ps. 82,281 (Ps. 28,130 in 2005)	**(435,016)**	190,586
Total	**Ps. 12,384,085**	Ps. 11,510,196

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2006	2005
	%	%
Statutory income tax rate	**29.0**	30.0
Depreciation	**(0.3)**	(0.5)
Financial cost	**0.3**	(0.1)
Employee profit sharing	**(1.8)**	(2.0)
Other	**1.3**	(0.5)
Effective tax rate for Mexican operations	**28.5**	26.9
Revenues and costs of foreign subsidiaries	**0.6**	(0.2)
Effective income tax rate	**29.1**	26.7

On December 1, 2004, an annual gradual decrease in the corporate income tax rate was approved so that the rate will eventually be 28% in 2007 and succeeding years.

The temporary differences on which the Company (excluding subsidiaries abroad) recognized deferred taxes in the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Deferred tax assets:		
Allowance for bad debts and slow-moving inventories	Ps. 510,434	Ps. 637,300
Tax losses	3,148,416	2,718,278
Advance billings	369,364	368,068
Liability provisions	826,288	920,596
Employee profit sharing	819,356	833,126
Financial instruments	337,377	16,376
	6,011,235	5,493,744
Deferred tax liabilities:		
Fixed assets	(12,585,436)	(11,386,931)
Inventories	(183,500)	(281,787)
Licenses	(119,907)	(180,819)
Pensions	(5,333,245)	(6,657,508)
Prepaid expenses	(394,320)	(299,995)
Financial instruments		(538,118)
	(18,616,408)	(19,345,158)
Net deferred tax liability	(12,605,173)	(13,851,414)
Asset tax from prior years	102,529	302,332
Deferred income tax from tax consolidation	(3,037,016)	-
Total deferred income tax liability, net	Ps.(15,539,660)	Ps.(13,549,082)

c) Telmex is subject to payment of employee profit sharing (in Mexico) in addition to its contractual compensations and benefits. In 2006 and 2005, employee profit sharing was computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

In 2005, the Company began to recognize deferred tax on employee profit sharing of the year, since as of 2006, companies are permitted to deduct employee profit sharing from the income tax base at the time employees are paid.

d) At December 31, 2006, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was Ps. 6,928,465 and Ps. 80,661,505, respectively.

e) The temporary differences on which the foreign entities recognized deferred taxes in the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Deferred tax assets:		
Fixed assets	Ps. 1,631,756	Ps. 1,608,160
Allowance for bad debts and slow-moving inventories	1,102,295	1,878,856
Tax losses	1,648,727	1,707,151
Advance billings	64,491	61,774
Liability provisions	2,500,995	1,267,147
	6,948,264	6,523,088
Deferred tax liabilities:		
Licenses	(331,737)	(360,045)
Net deferred tax asset	Ps. 6,616,527	Ps. 6,163,043

16. Segments

Telmex operates primarily in Mexico, the U.S.A. and Latin America. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

(In millions of Mexican pesos with purchasing power at December 31, 2006)

	Mexico	Brazil	Argentina	Chile	Colombia	Peru	United States	Adjustment	Consolidated total
December 31, 2006									
Operating revenues	$ 128,267	$ 42,676	$ 1,240	$ 1,364	$ 909	$ 729	$ 684	$ (863)	$ 175,006
Depreciation and amortization	18,062	5,732	192	238	128	156	55		24,563
Operating income	48,053	307	(77)	(21)	263	43	11	9	48,588
Segment assets	368,230	106,320	2,369	3,052	1,463	1,639	546		483,619
Goodwill	8,751	6,859	192	1,214	105		340		17,461
December 31, 2005									
Operating revenues	$ 129,749	$ 40,250	$ 1,143	$ 1,358	$ 576	$ 655	$ 528	$ (754)	$ 173,505
Depreciation and amortization	19,634	5,766	134	189	79	158	21	18	25,999
Operating income	47,872	3,259	(18)	85	146	2	42	924	52,312
Segment assets	358,114	101,901	2,025	2,592	846	1,508	271	565	467,822
Goodwill	8,318	6,681	338	1,508				(471)	16,374

Intersegmental income by country is omitted as it is considered immaterial. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments, as they are handled at the corporate level.

Segment assets include plant, property and equipment (net of accumulated depreciation), construction in progress and advances to suppliers of equipment and inventories for operation of the telephone plant.

As filed with the Securities and Exchange Commission on July 13, 2007.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission File Number: 001-32741

Teléfonos de México, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Telephones of Mexico

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 Mexico, D.F., Mexico

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value ("L Share ADSs")	New York Stock Exchange
Series L Shares, without par value ("L Shares")	New York Stock Exchange (for listing purposes only)
8.75% Senior Notes due 2016	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

American Depositary Shares, each representing 20
Series A Shares, without par value ("A Share ADSs")
Series A Shares, without par value ("A Shares")

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

The number of outstanding shares of each class of capital or common stock as of December 31, 2006 was:

8,115 million AA Shares
446 million A Shares
11,642 million L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes √ No ____

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ____ No √

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes √ No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer √ Accelerated filer ____ Non-accelerated filer ____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ____ Item 18 √

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____ No √

TABLE OF CONTENTS

		Page
Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	Selected Financial Data	1
	Exchange Rates	4
	Risk Factors	5
	Forward-Looking Statements	11
Item 4.	Information on the Company	12
	General	12
	Mexican Operations	15
	Non-Mexican Operations	29
	Capital Expenditures	39
	Other Matters	39
Item 4A.	Unresolved Staff Comments	40
Item 5.	Operating and Financial Review and Prospects	40
Item 6.	Directors and Officers of Registrant	60
Item 7.	Major Shareholders and Related Party Transactions	75
	Major Shareholders	75
	Related Party Transactions	77
Item 8.	Financial Information	80
	Consolidated Financial Statements	80
	Legal Proceedings	80
	Dividends	81
Item 9.	The Offer and Listing	82
	Trading Market	82
	Trading on the Mexican Stock Exchange	84
Item 10.	Additional Information	85
	Bylaws and Mexican Law	85
	Certain Contracts	92
	Exchange Controls	92
	Taxation	92
	Corporate Governance Practices	97
	Documents on Display	101
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	101
	Exchange Rate and Interest Rate Risks	101
	Sensitivity Analysis Disclosures	101
Item 12.	Description of Securities Other Than Equity Securities	102
Item 13.	Defaults, Dividend Arrearages and Delinquencies	102
Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds	102
Item 15.	Controls and Procedures	102
Item 16A.	Audit Committee Financial Expert	105
Item 16B.	Code of Ethics	105
Item 16C.	Principal Accountant Fees and Services	105
Item 16D.	Exemptions from the Listing Standards for Audit Committees	106
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	106
Item 17.	Financial Statements	108
Item 18.	Financial Statements	108
Item 19.	Exhibits	109

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2006, which have been reported on by Mancera, S.C., a member of Ernst & Young Global, an independent, registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity; and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican FRS, in the consolidated financial statements and the selected consolidated financial data set forth below:

- nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index;
- plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and
- all financial statements are restated in constant pesos as of December 31, 2006, based on weighted average factors that take into account the inflation rate and exchange rate fluctuations in each of the countries in which we operate. The weighting of the factors is determined according to the contribution to total revenues of our operations in each country.

We have not reversed the effect of inflation accounting under Mexican FRS in the reconciliation to U.S. GAAP of our net income and stockholders' equity, except with respect to the methodologies for restatement of plant, property and equipment of non-Mexican origin and for restatement of financial statements of prior years. See Note 18 to our audited consolidated financial statements.

The figures below have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

	Year ended December 31,				
	2006	2005	2004	2003	2002
	(in millions of constant pesos as of December 31, 2006, except per share data)				
Income Statement Data:					
Mexican FRS:					
Operating revenues	P. 175,006	P. 173,505	P. 154,052	P. 137,311	P. 137,345
Operating costs and expenses	126,715	121,658	106,440	91,615	89,706
Operating income	48,291	51,847	47,612	45,696	47,639
Net income	29,062	30,904	30,626	25,982	23,549
Net income per share—Basic[1]	1.36	1.31	1.27	1.04	0.91
Net income per share—Diluted[1]	1.36	1.31	1.26	1.02	0.89
Dividends paid per share[1][2]	0.403	0.370	0.333	0.303	0.273
Weighted average number of shares outstanding (millions)					
Basic	20,948	22,893	23,906	24,908	25,972
Diluted	20,948	22,893	24,404	26,202	27,354
U.S. GAAP:					
Operating revenues	P. 175,006	P. 169,545	P. 150,537	P. 134,178	P. 134,211
Operating costs and expenses	132,396	124,600	109,807	94,382	94,021
Operating income	42,610	44,945	40,729	39,796	40,190
Net income	27,604	28,144	30,356	24,550	20,885
Net income per share—Basic[1]	1.32	1.23	1.27	0.99	0.80
Net income per share—Diluted[1]	1.32	1.23	1.27	0.96	0.79
Dividends paid per share[1][2]	0.403	0.370	0.333	0.303	0.273

(see footnotes on following page)

	December 31,				
	2006	2005	2004	2003	2002
	(in millions of constant pesos as of December 31, 2006, except number of shares and ratios of earnings to fixed charges)				
Balance Sheet Data:					
Mexican FRS:					
Plant, property and equipment, net	P. 156,903	P. 160,334	P. 166,519	P. 140,113	P. 147,455
Total assets	264,030	266,203	278,363	214,994	203,129
Short-term debt and current portion of long-term debt	12,551	15,541	14,517	23,451	13,310
Long-term debt	88,192	81,312	84,552	56,035	66,277
Total stockholders' equity	105,956	118,563	118,002	91,163	73,606
Capital stock	26,996	28,651	30,106	31,317	32,562
Number of outstanding shares (millions)					
Series AA	8,115	8,115	8,127	8,272	8,272
Series A	446	479	504	530	578
Series L	11,642	13,451	15,034	15,416	16,704
U.S. GAAP:					
Plant, property and equipment, net	P. 169,203	P. 164,788	P. 171,345	P. 143,351	P. 156,804
Total assets	261,334	266,587	281,192	218,670	212,802
Short-term debt and current portion of long-term debt	12,551	15,186	14,186	22,916	13,006
Long-term debt	88,409	79,456	82,622	54,756	64,765
Total stockholders' equity	93,836	100,155	97,314	82,993	67,971
Capital stock	26,996	28,651	30,106	31,317	32,562
Other Data:					
Mexican FRS:					
Ratio of earnings to fixed charges[3]	6.5	6.7	8.2	7.4	6.5
U.S. GAAP:					
Ratio of earnings to fixed charges[4]	6.0	6.1	7.6	6.9	5.8

(1) We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares.

(2) Nominal amounts. For information on dividends paid per share converted into U.S. dollars, see *Item 8. Financial Information—Dividends.*

(3) Earnings for this purpose consist of earnings before provisions for income tax and employee profit sharing, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

(4) Earnings for this purpose consist of earnings before provision for income tax but after provision for employee profit sharing, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High	Low	Average[(1)]	Period End
2002	P. 9.00	P. 10.43	P. 9.66	P. 10.43
2003	10.11	11.41	10.79	11.24
2004	10.81	11.64	11.29	11.15
2005	10.41	11.41	10.87	10.63
2006	10.43	11.46	10.90	10.80
2007:				
January	10.77	11.09	10.96	11.04
February	10.92	11.16	11.00	11.16
March	11.01	11.18	11.11	11.04
April	10.92	11.03	10.98	10.93
May	10.74	10.93	10.80	10.93
June	10.71	10.98	10.83	10.79

(1) Average of month-end rates, where applicable.

On July 13, 2007, the noon buying rate was P.10.77 to U.S.$1.00.

We pay cash dividends in pesos, and exchange rate fluctuations affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*) and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing competition in Mexico, Brazil and the other countries in which we operate could adversely affect our revenues and profitability

We face significant competition in Mexico, Brazil and the other countries in which we operate, which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in many of these countries continue to grant new licenses and concessions to new market entrants, which results in increased competition. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed-line operators and between cable television providers and telephony providers.

In Mexico, competition in local service, principally from wireless service providers, has been developing since 1999. In December 2006, there were approximately 57.0 million cellular lines in service, compared with approximately 19.9 million fixed lines in service (18.3 million of which are part of our network). As of year-end 2006, licenses have been granted to 27 local carriers, including Telmex and our subsidiary Teléfonos de Noroeste, S.A. de C.V., or Telnor, mainly in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. Of these, 23 carriers (including Telmex and Telnor) are local fixed-line concessionaires and four carriers (including Telmex) are local wireless concessionaires in the 3.4 Ghz frequency band.

We have also begun to face new competition in Mexico from cable television providers, who have been authorized by the Communications Ministry (*Secretaría de Comunicaciones y Transportes*) to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2006, cable television providers have been granted 28 licenses for the provision of local fixed-line voice-transmission service in various cities in Mexico. In addition, in April 2006, the Mexican Congress amended the Federal Telecommunications Law (*Ley Federal de Telecomunicaciones*) and the Federal Radio and Television Law (*Ley Federal de Radio y Televisión*) to allow radio and television broadcasting companies to apply for authorizations to provide telecommunications services.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take in response to the competition we face.

Dominant carrier regulations and other regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Competition Commission (*Comisión Federal de Competencia*) previously determined that we were a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. During the past several years, the Competition Commission and the Mexican Federal Telecommunications Commission (*Comisión Federal de Telecomunicaciones*, or Cofetel) adopted resolutions and regulations that apply specifically to us as a dominant carrier. We successfully challenged these resolutions and regulations in Mexican federal court and in February 2007 the Competition Commission revoked its determination that we are a dominant carrier and closed the case. However, we cannot predict whether the Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to those that were challenged successfully, and if so, whether our judicial challenges will be successful in the future. We believe that if dominant carrier regulations are imposed on our business in the future, they will reduce our flexibility to adopt competitive market policies.

World Trade Organization, or WTO, dispute settlement between the United States and Mexico has resulted in changes in regulation that will likely affect our business

In August 2000, the United States initiated a WTO dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In June 2004, the United States and Mexico reached an agreement under which Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate for that country on behalf of all Mexican carriers. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance service. In August 2005, Mexico adopted regulations authorizing resale of outgoing international and domestic long distance service, which will likely add to the downward pressure on the prices we charge our customers for our long distance services.

Shifting usage patterns have adversely affected our revenues and will likely continue to do so in the future

Our fixed-line network services face increasing competition due to shifting usage patterns resulting from the adoption of popular new technologies, including wireless devices for voice and other communications, and the subsequent substitution of these technologies for fixed-line telephony. For example, we estimate that an increasing proportion of calls that previously would have been made over our fixed-line network, are now being made on wireless telephones and through Voice over Internet Protocol, or VoIP, services, for which we receive no revenue. This process has adversely affected our traffic volume and the results of our operations and will likely continue to do so in the future.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing fixed-line telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve economic, political and other risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Brazil, Argentina, Chile, Colombia, Ecuador and Peru. We cannot assure you that these investments will be successful.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.2% as of April 30, 2007) is owned by Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Carso Global Telecom is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of Carso Global Telecom.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any dispute between us and our shareholders will be governed by Mexican law and that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, in practice it may be more difficult for minority shareholders of Telmex to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A.B. de C.V., or Grupo Carso, Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and América Móvil, S.A.B. de C.V., or América Móvil. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also have ongoing operational relationships with América Móvil, Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa, which are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of each company.

We also make investments jointly with related parties, sell our investments to related parties and buy investments from related parties. We pursued joint investments with América Móvil to acquire equity interests in Compañía Anónima Nacional Teléfonos de Venezuela in 2006 and Olimpia, an Italian company that owns 18% of the total capital of Telecom Italia, in 2007. Neither of these transactions was completed.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the National Securities Registry (*Registro Nacional de Valores*), managed by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the ADS depositary

Under Mexican law, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders' meeting. As long as a shareholder holds shares in ADS form, the shareholder will not be able to satisfy this requirement. There can be no assurance that holders of ADSs will receive notice of shareholders' meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us. In the event that this proxy is not granted, the

ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

You may not be entitled to preemptive rights

Under current Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telmex. Rights to purchase shares in these circumstances are known as preemptive rights. Preemptive rights do not arise upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us.

We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement. We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in Telmex may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the ADS depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you wish to acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of our Board of Directors.

Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in Telmex and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico and Brazil. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico, Brazil and Other Countries

Economic and political developments may adversely affect our business

Our business operations and assets are principally located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico and by political developments in Mexico. We also have substantial operations and assets in Brazil and our business may be affected by economic and political developments in Brazil.

Mexico has experienced adverse economic conditions

In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our company. If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Our financial condition and results of operations are affected by exchange rate variations

Changes in the value of the various currencies in which we conduct operations against the Mexican peso, and changes in the value of the Mexican peso or our various operating currencies against the U.S. dollar, affect our financial condition and results of operations in various ways. We report exchange gains or losses on our indebtedness and accounts payable, especially in U.S. dollars, and currency variations affect the results of our non-Mexican subsidiaries as reported in Mexican pesos. At December 31, 2006, our U.S. dollar-denominated indebtedness amounted to P.86,613 million. In 2006, the peso depreciated against the U.S. dollar by 1.5% and the Brazilian real appreciated against the U.S. dollar by 8.7%. As a result, we had a foreign exchange loss of P.1,639 million in 2006. In 2005, the peso appreciated against the U.S. dollar by 4.9% and the real appreciated against the U.S. dollar by 11.8% but our foreign exchange gain was more than offset by losses on hedges we had entered into to minimize our exposure to the U.S. dollar. As a result, we had a foreign exchange loss of P.3,762 million in 2005.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. The Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or a reason to foresee a serious imbalance.

High levels of inflation and high interest rates in Mexico, Brazil or other countries where we have operations could adversely affect our financial condition and results of operations

Both Mexico and Brazil have experienced, and Argentina is currently experiencing, high levels of inflation and high domestic interest rates. High levels of inflation can adversely affect our profitability and, more generally, can result in lower demand or lower growth in demand for telecommunications services.

Developments in the U.S. economy may adversely affect our business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including trade, investment and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

Developments in other Latin American countries in which we operate may affect our business

We have expanded our operations through our investment in telecommunications companies and our acquisition of telecommunications assets in Brazil, Argentina, Chile, Colombia, Ecuador and Peru. These countries expose us to different or greater country risks than Mexico. Our future results may be significantly affected by the economic and financial condition of the countries in which we operate, the devaluation of the local currencies, inflation and high interest rates, political developments, changes in law or changes in labor conditions. Devaluation of a local currency against the U.S. dollar may increase our operating costs in that country, and depreciation of the local currency against the Mexican peso may negatively affect the results of our operations in that country.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;
- statements of our acquisition or divestiture plans;
- statements about the impact of our acquisition of businesses outside of Mexico;
- statements of our plans, objectives or goals relating to competition, regulation and rates;
- statements about competition in the business sectors in which we operate;
- statements about our future financial performance or the economic performance of Mexico, Brazil or other countries;
- statements about currency exchange rates;
- statements about the future impact of regulations; and
- statements of assumptions underlying such statements.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under —*Risk Factors* beginning on page 5, include technological improvements, customer demand, competition, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

Item 4. Information on the Company

GENERAL

Overview

We own and operate the largest fixed-line telecommunications system in Mexico, where we are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services. We also provide other telecommunications and telecommunications-related services such as corporate networks, Internet access services, directory services, information network management, telephone equipment sales, satellite services, paging services and interconnection services to other carriers. Since February 2004, we have offered voice, data and Internet access services in Brazil, Argentina, Chile, Colombia and Peru. In addition, we began providing cable television services in Brazil in 2005 (through an affiliate) and in Colombia in 2006 and telecommunications services in Ecuador in 2007.

In Mexico, we have developed a multi-service network in which more than 90% of the lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. Our network capability allowed us to increase the number of customers of Infinitum, our broadband Internet access service, by 76.4% in 2006 to approximately 1.8 million. At the same time, we are extending our voice and Internet access services to remote areas. Through e-Mexico II, we are participating in a government-sponsored program that extends high-speed Internet access to over 4,800 digital community centers in over 4,000 towns. In 2006, we were granted an authorization to participate in the Social Coverage Fund II (*Fondo de Cobertura Social II*), through which we will provide voice and Internet access services to over 7,000 communities.

In 2006, we continued our efforts to grow voice and data service revenues by offering multiple-service products. In addition, we have made investments to increase our service offerings and to update the telecommunications platform in rural areas where we are the sole telecommunications carrier. We plan to continue expanding our multiple-service offerings in the future and to take advantage of technological advances with the objective of providing our customers with packages that combine voice, data and video.

Outside Mexico, we have already begun combining voice, data and video services in Brazil and Colombia, and we plan to further expand our multiple-service products through the acquisition of other cable service providers in Latin America. In addition, we have taken steps to offer better and more integrated telecommunications services to our customers throughout Latin America and to improve operating efficiencies in our international operations. At the same time, we have focused on consolidating and enhancing our international operations. In 2006, we conducted a tender offer for the remaining outstanding shares of Embratel Participações S.A., or Embratel, simultaneously in Brazil and the United States. As a result, we owned approximately 98.0% of Embratel's capital stock as of June 30, 2007. In coming years we will continue to increase our presence outside Mexico in order to strengthen our competitive position globally.

We are a Mexican corporation headquartered in Mexico City, D.F., Mexico. Our legal name is Teléfonos de México, S.A.B. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 Mexico, D.F., Mexico. Our telephone number at this location is (52) 55 5703-3990.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly owned subsidiary of the LM Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the Mexican federal government acquired the majority of our capital stock. In December 1990, the Mexican government sold shares representing voting control of our company. The Mexican government sold the balance of its shares in a series of transactions beginning in May 1991. In September 2000, we spun off our Mexican wireless business and other operations to América Móvil, S.A.B. de C.V., or América Móvil. Beginning in 2004, we expanded our operations outside Mexico through a series of acquisitions. As a result, we provide voice, data and Internet access services in Brazil, Argentina, Chile, Colombia and Peru. In addition, we entered the cable television business in Brazil in 2005 (through an affiliate) and in Colombia in 2006; we acquired a publisher of Spanish-language telephone directories in the United States in 2006; and we entered the telecommunications business in Ecuador in 2007.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method at December 31, 2006:

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Subsidiaries			
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	Intermediate holding company
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0%	Producer of yellow pages directories
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%	Supplier of telecommunications network integration services and information systems
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0%	Fixed-line public network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora
Uninet, S.A. de C.V.	Mexico	100.0%	Provider of corporate networks and Internet access services to Telmex and corporate customers
Embratel Participações S.A.	Brazil	97.0%(1)	Intermediate holding company of subsidiary that provides domestic and international long distance, local and data services in Brazil
Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	96.0%	Provider of domestic and international long distance, local and data services in Brazil
Star One S.A.	Brazil	76.8%	Provider of satellite services in Brazil
PrimeSys Soluções Empresariais S.A.	Brazil	96.0%	Provider of high level value-added services, such as net integration and outsourcing

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Telmex do Brasil, Ltda.	Brazil	97.0%	Provider of telecommunications services to corporate customers in Brazil
Telmex Chile Holding, S.A.	Chile	100.0%	Holding company for assets acquired from AT&T Latin America Corp. in Chile
Telmex Corp. S.A. (formerly Chilesat Corp S.A.)	Chile	99.7%	Intermediate holding company whose subsidiaries provide long distance, Internet access and data network services in Chile
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	100.0%	Provider of wireless voice, data and video transfer services and local and long distance fixed-line voice services in Argentina
Telmex Argentina S.A.	Argentina	100.0%	Provider of telecommunications services to corporate customers in Argentina
Metrored Telecomunicaciones S.R.L.	Argentina	100.0%	Provider of data services in Argentina
Telmex Colombia S.A.	Colombia	100.0%	Provider of telecommunications services to corporate customers in Colombia
Superview Telecomunicaciones, S.A.	Colombia	99.2%	Cable television provider in Colombia
Telmex Perú S.A.	Peru	100.0%	Provider of telecommunications services to corporate customers in Peru
Sección Amarilla USA L.L.C.	Delaware	80.0%	Publisher of Spanish-language telephone directories with presence in 19 states in the United States
Telmex USA, L.L.C.	Delaware	100.0%	Authorized long distance service re-seller, telephone card sales, receipt of payments for lines in Mexico (installation expenses and monthly rental) and authorized by the FCC to provide facility-based long distance services in the United States
Affiliated companies			
Net Serviços de Comunicação S.A.	Brazil	38.6%(2)	Provider of cable television and local telephone services and bidirectional broadband Internet access services in Brazil
Grupo Telvista S.A. de C.V.	Mexico	45.0%	Provider of telemarketing services in the United States and Mexico
2Wire, Inc.	California	13.0%	Broadband network equipment and service provider for residential and small-business customers

(1) At December 31, 2006, Telmex held 98.0% of the voting shares of Embratel Participações S.A., or Embratel.

(2) Corresponds to Telmex's indirect interest in Net Serviços de Comunicação S.A., or Net, held through Embratel. The direct and indirect interest of Embratel in Net at December 31, 2006 was 39.9%.

MEXICAN OPERATIONS

At March 31, 2007, we had 18.3 million local fixed lines in service in Mexico, down 2.0% from March 31, 2006. In long distance services, we estimate that during December 2006, our share of traffic in cities open to competition was 79.1% for domestic long distance and 78.3% for international long distance calls originating in Mexico.

Of our revenues from our Mexican operations in 2006, 43.8% was attributable to local service, 21.5% to long distance service, 13.6% to interconnection, 8.4% to corporate networks and 7.5% to Internet access services. Other services, including yellow pages and equipment sales, accounted for 5.2% of revenues.

Overview

The following table gives selected data on the size and usage of our Mexican network:

	December 31,				
	2006	2005	2004	2003	2002
Lines in service (thousands)	18,251	18,375	17,172	15,683	14,446
Internet access accounts (thousands)	2,660	2,116	1,741	1,452	1,165
Billed line equivalents for data transmission (thousands)	2,330	2,011	1,517	1,139	1,229
Lines in service per employee	402.0	399.6	371.2	331.4	301.2
Domestic long distance call minutes for the year (millions)	17,971	17,853	16,700	15,376	14,347
International long distance call minutes for the year (millions)(1)	8,913	7,131	6,297	4,513	4,922
Total local calls (millions)	26,575	26,680	26,782	26,625	25,679
Prepaid telephone service cards sold (millions)	230	258	273	279	274

(1) Includes incoming and outgoing traffic.

Local Service

We are a leading provider of local telephone service in Mexico. We provide local telephone service to approximately 23 thousand communities throughout Mexico. Of all lines in service, 38.5% are in the Mexico City, Monterrey and Guadalajara areas, and 28.1% are in the Mexico City area alone. We provide service to approximately 21 thousand communities with fewer than five thousand inhabitants, exceeding our obligations to extend services to rural areas.

Local traffic in 2006 decreased by 0.4% compared to 2005, for a total of 26,575 million calls. The decrease in billed traffic in 2006 was attributable primarily to the competition of fixed-line local service provided by other carriers and cellular service as well as the migration of switched traffic to corporate networks, virtual private networks, VoIP and other alternative service offerings. We expect that the increase in penetration of alternative service offerings and increasing competition will continue to curb measured service growth.

Our charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. We estimate that in any given month in 2006, approximately 58.0% of residential customers made fewer than 100 local calls on average. The concession we hold to operate a public network for basic telephone services, or the Concession, permits but does not require us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

With the goal of promoting our local service offering among our customers, since 2005, we have introduced local service packages known as "Business Line" (*Linea Negocio*), which includes up to 1,000 local calls, "Telmex SRI Digital Trunk Options" (*Opciones Telmex SRI para troncales digitales*), which includes up to 24,000 local calls and, since February 2006, "Home Line" (*Linea Hogar*), which includes up to 400 local calls.

In 2006, we did not increase rates for local telephone service, resulting in lower rates in real terms for every year since March 2001.

Domestic Long Distance Service

We are the leading provider of domestic long distance telecommunications services in Mexico. Our domestic long distance transmission network consists of close to 30 thousand kilometers of optical fiber connecting Mexico's major cities, and includes secondary branches and additional transmission rings around Mexico City designed to avoid network congestion.

Domestic long distance traffic increased by 0.7% during 2006 for a total of 17,971 million minutes at the end of 2006. The slower growth in domestic long distance traffic in 2006 compared to the 6.9% growth recorded in 2005 was primarily due to a decrease in traffic delivered by other long distance carriers to Telmex for completion and the introduction in November 2006 of the "calling party pays" system for domestic and international long distance service. Our charges for domestic long distance service are based on call duration and the type of service (direct-dial or operator-assisted).

We offer a variety of domestic long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. High volume corporate clients pay P.1.00 per minute, which represents a discount of up to 55.9% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39%, as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. Our "Lada 100" plan offers a monthly package of 200 domestic long distance minutes for P.100. In December 2006, we had 1,466 thousand Lada 100 subscribers, an increase of 28.3% over 2005.

In 2005, we introduced the "Lada America" plan, which allows residential and commercial customers to make domestic long distance calls for P.1.00 per minute and international long distance calls to the rest of North America and all of Central and South America for P.2.00 per minute for a monthly fee of P.189. In December 2006, we had 35,840 Lada America subscribers, an increase of 128.8% over 2005.

In 2006, we did not increase rates for domestic long distance service, resulting in lower rates in real terms for every year since March 1999.

International Long Distance Service

We are the leading provider of international long distance telecommunications services in Mexico. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of fiber optic network, microwave transmission, satellite systems and submarine cable.

In 2006, incoming international long distance traffic increased by 31.8%, or by 1,696 million minutes, while outgoing international long distance traffic increased by 4.8%, or by 86 million minutes.

Charges for international long distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the call destination. Customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday. Our "Favorite Lada Destinations" plan offers discounts on calls to certain cities in the United States that are pre-selected by customers, while the "Lada 100 International" plan offers 100 minutes per month to the United States and Canada for P.200. In December 2006, we had 711.4 thousand Favorite Lada Destinations subscribers and 70.1 thousand Lada 100 International subscribers, an increase of 7.8% and 29.3%, respectively, over 2005.

In 2006, we did not increase rates for international long distance service, resulting in lower rates in real terms for every year since March 1999.

Bilateral agreements with foreign carriers govern the rates of our payment to foreign carriers for completing international calls from Mexico and by foreign carriers to us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are made on a net basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive net settlement payments from U.S. carriers. We make net settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the U.S. government. Since 1999, there has been a cumulative reduction of 80% in our settlement rates with U.S. carriers. We negotiate settlement rates with U.S. carriers on an annual basis. We are in the process of negotiating new settlement rates with most of the U.S. carriers for the period beginning January 1, 2007. In 2006, we paid U.S.$0.033 per minute for northbound (Mexico to the United States) calls (compared to U.S.$ 0.0301 per minute in 2005) and received an average rate of U.S.$0.0478 per minute for completing international calls originated in the United States (compared to U.S.$0.0486 per minute in 2005).

Our international long distance revenues are affected by the use VoIP technology, which transmits ordinary telephone calls over the Internet. For long distance calls made through VoIP services, we do not receive the international long distance service revenues that we would otherwise receive, such as revenues generated from billed minutes and termination fees.

Interconnection

We provide interconnection service pursuant to which (a) long distance, local and cellular carriers operating in Mexico establish points of interconnection between their networks and our network and (b) we carry calls between the points of interconnection and our customers. When a customer of another carrier calls a local service customer of ours, we complete the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of ours who has preselected a competing long distance carrier makes a long distance call, we carry the call from the customer to the point of interconnection with the relevant carrier's network. Excluding the "calling party pays" system, we have only one rate for interconnecting all categories of carriers and all types of calls.

We believe that our interconnection revenues have been affected by a practice we call local bypass, in which incoming international calls are routed from domestic long distance carriers to local lines other than ours and then connected to our local network for termination. As a result of Mexico's "bill and keep" system, under which local carriers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls. Without local bypass, we would receive a domestic termination fee for completing these incoming calls. Though we have agreed with most local and long distance carriers to request regulatory intervention to eliminate local bypass, we believe our interconnection revenues will continue to be adversely affected by this practice.

Corporate Networks

Corporate networks consist of the transmission of voice, video and data between two or more end points using private or virtual circuits. During 2006, the number of 64 Kbps line equivalents provided by means of corporate networks increased by 15.9%, to 2,330 thousand. Our principal product offerings for corporate networks are "Ladalinks" (*Ladaenlaces*), Frame Relay and Internet through Internet Protocol / Multi-Protocol Label Switching, or IP/MPLS. Using equipment installed on-site, Ladalinks customers have dedicated digital network links that transmit information at speeds ranging from 64 Kbps to 10 Gbps. IP/MPLS is a multi-service platform that allows us to provide integrated voice, data and video services, along with Next Generation VoIP services. Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. Ladalinks and Frame Relay offer extensive technical assistance and customer support. In addition, we provide network outsourcing, including network maintenance and support, to major institutions and private companies. We also provide hosting and co-location products, as well as telecommunications network integration services and information systems.

Internet Access Services

Internet access services connect both business and residential customers to the Internet through either a dial-up or a broadband connection. In 2006, the number of our Internet customers increased to approximately 2.7 million at year-end, an increase of 25.7% compared with 2005. We estimate that we are the leading Internet access provider in Mexico in terms of number of subscribers with a market share of 58.2% of dial-up connections and 69.0% of broadband connections at December 31, 2006, measured on the basis of the total number of Internet access accounts in Mexico.

Our broadband service, Infinitum, allows our customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals, e-mail and protocol conversion. Infinitum operates over Asymmetric Digital Subscriber Line, or ADSL, technology. In 2006, as a result of an aggressive market strategy aimed at migrating our customers from dial-up to broadband services, combined with improved ADSL service packages, we increased our ADSL customer base by 790 thousand accounts. At year-end 2006, we had approximately 1.8 million ADSL customers, an increase of 76.4% over 2005. Prodigy Mobile (*Prodigy Móvil*), our high-speed wireless service for residential and business customers, connects users at speeds of up to 2 Mbps within a range of 20 to 100 meters. At December 31, 2006, we maintained over 700 public "hot spots" in over 50 cities in Mexico, providing wireless Internet access to our customers.

In 2006, we separated connectivity from computer equipment sales in order to allow customers greater flexibility to upgrade their equipment.

Consistent with our strategy of retaining our current customers and maximizing the value of residential and business Internet accounts, in 2006 we launched flexible plans permitting Infinitum customers to create their own individualized packages of additional voice services including a combination of local, long distance or fixed-to-cellular calls for a discounted price.

We also offer (a) Prodigy Home at a reduced monthly fee, which provides customers with unlimited Internet access between 4:00 p.m. and 8:00 a.m. from Monday to Friday plus the entire weekend and access for P.0.13 per minute at all other times, (b) a Multifon Card function which allows customers who do not otherwise have Internet access to access the Internet with their Multifon Card for P.0.13 per minute, (c) Prodigy Roaming, a service that provides traveling customers with a connection from anywhere in Mexico at the rate for local calls and (d) Prodigy Patrol, a service that allows customers to limit access to certain websites. Customers who purchase both Internet access service and computer equipment from us are eligible for a 10% discount in their monthly equipment payments.

Other Services

We provide various other telecommunications and telecommunications-related products and services, including printed and online yellow pages directories, public phones, prepaid cards, Internet portals, billing and collection services to third parties and sales of telecommunications and computer equipment and accessories. We use our network of over 380 Telmex stores (*Tiendas Telmex*) to offer our products and services throughout Mexico.

Yellow Pages Directories

We offer both a printed and an Internet-based yellow pages directories. Our yellow pages website (www.seccionamarilla.com.mx) had 19 thousand registered users during 2006, an increase of 32.0% compared with 2005. During 2006, our yellow pages website was visited 16 million times and had 271 million page views.

Billing and Customer Service

For corporate customers, we offer SI@NA, an Internet service that permits customers to view their telecommunications spending. Residential customers may also access billing information over the Internet using the "Telmex on-line" (*Telmex en Línea*) service available on our website (www.telmex.com). We provide our customers with a bill format that details their usage of local, long distance and other services.

We provide customer service through a network of customer service centers and call centers and through our website. Our customer service centers have evolved from their traditional purpose as places for payment to become Telmex stores that offer telecommunications products and services. Large corporate customers also receive customer service from dedicated customer service personnel. Through our "Integrated Solutions" (*Solución Integral*) service, we assist corporate customers in meeting their telecommunications needs by providing them with integrated telecommunications solutions consisting of a broad range of services. We offer service level agreements to corporate customers that set service standards and guarantee continuity of service.

In 2006, we developed our website (www.telmex.com) to serve as a customer service platform, where users can easily find information about the company, execute online transactions in the "My Telmex" (*Mi Telmex*) section and find answers to their questions in the "Assistance and Support" (*Asistencia y Soporte*) section. In addition, as a result of the integration and redesign of our website, which is based on a "user center design" philosophy, we can now inform our customers of ongoing offers and joint promotions across all of our service offerings through a more user-friendly and intuitive navigation experience.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 767 thousand fixed-line public telephones in operation at December 31, 2006. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were more than 66 thousand independently operated public telephones at December 31, 2006, an increase of 38.1% compared with 2005.

In 2006, we sold over 187.2 million prepaid cards under the brand name "Ladatel" for use in public phones, a decrease of 15.3% from 2005, and 42.4 million prepaid cards under the brand name "Multifon" for use in public and residential telephones, a decrease of 11.0% from 2005. This represents an average of almost 2.2 cards per Mexican resident. We have installed Internet kiosks in public places so that our customers can access Internet products and services using Ladatel cards. Multifon Home offers prepaid local and long distance service on home telephones. In the case of our Multifon products, customers do not pay monthly fees, and prepaid fixed-line service is charged on a per-minute basis like public telephony services. At December 31, 2006, Multifon lines totaled 1.2 million, a decrease of 35.1% compared to December 31, 2005 due to the cancellation of 864 thousand lines that had payment problems or were not in use. Revenues from sales of prepaid cards (based on an estimate of usage) accounted for 3.5% of our consolidated revenues in 2006. In 2006, our revenues from public telephony decreased by 15.5% as a result of intense competition from wireless carriers.

Network

Our local and long distance fiber optic network, the largest in Mexico, consists of close to 94 thousand kilometers, reaches approximately 90% of Mexico's population and has connections via submarine cables with 39 other countries while also connecting most major cities throughout Mexico. Our network included 18.3 million local fixed lines in service at December 31, 2006, a decrease of 0.7% compared to December 31, 2005, reflecting 1.6 million new lines and 1.7 million disconnections in 2006.

As a result of our substantial investment, our network has been 100% digital since 2000, providing a wide variety of telephony, data and video services. During 2006, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voicemail. The number of lines with digital services in use at year-end 2006 was 8.1 million (44.2% of the total number of lines in service), representing an increase of 6.1% from 2005. This increase was due largely to an increase in the number of new lines.

Our network includes network access cables and domestic and long distance transmission equipment. In addition, we use advanced routing technology to connect end-users with our network. We use fiber optic cable to transmit both voice and high bandwidth applications such as video and data.

Our external copper network is capable of supporting not only conventional telephone services, but also modern broadband applications using different digital technologies such as Asymmetric Digital Subscriber Line 2+, or ADSL2+, which allows us to use existing telephone lines for Internet access at speeds of up to 4 Mbps.

Our network is fully redundant and is supported by optic rings, which allow the network to be restored within 50 milliseconds in the event of a system failure. In addition, our digital microwave network serves as a backup to the fiber optic network and as a primary means of transmission in rural areas and small towns where a fiber optic infrastructure is not available. We also have satellite systems that support domestic and international network traffic.

Core Network

Our core transmission network uses Synchronous Digital Hierarchy, or SDH, and Next Generation SDH technologies, which route transmissions through a series of optic rings, giving us the unique ability to protect information carried on the network from origin to destination. This level of protection is achieved through the rings' self-repairing mechanism, which minimizes the risk of interruption of the signal in the event of network failure. The SDH technology also permits a scalable increase in the required bandwidth and allows us to transport packet-based traffic.

In order to increase transmission capacities, we use Dense Wavelength Division Multiplexing, or DWDM, technology which divides the optic fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 160 Gbps over one optic fiber pair, equivalent to managing almost two million simultaneous telephone conversations.

Additionally, we have introduced optical cross-connect technology equipment, which enables the interconnection of signals transported optically, the differential provision of service recovery mechanisms and the protection of optical links with various recovery schemes to enhance network efficiency.

Telephone communication in our network is controlled by digital local and long distance telephone exchanges employing high levels of redundancy and load sharing to enhance network availability and service quality. We also use an Advanced Intelligent Network platform, which at present manages over 100 applications and value-added services with high reliability levels. Further, this platform is capable of implementing new services and applications throughout our network in a short amount of time.

We continuously control and monitor our network's performance and traffic levels and manage the routing of traffic and other network functions through a centralized network management platform that operates 24 hours a day, seven days a week. This centralized management facilitates geographical expansion of the network, permits faster implementation of network systems and enables us to warrant compliance with the Service Level Agreements demanded by our business customers.

Next Generation Network

As part of our transition to a Next Generation Network, we are developing a new network platform based on Internet Protocol, or IP, which permits us to create an entirely convergent multi-service network environment. We are also deploying a local broadband access network with complete connectivity within the Next Generation Network, supplemented by a high-capacity optical transmission network, which facilitate the transmission of information. The DSL equipment currently being installed on the access network has the capacity to manage IP packet-based technologies and can support multimedia services. Next Generation SDH equipment with the capacity to manage various IP packet-based services and applications is being deployed in the transmission network, and Softswitch-based equipment is being installed in the processing network, in which traffic control and applications are centralized and operate using a VoIP-based technology. The processing network is expected to evolve towards an "IP Multimedia Subsystem" model with centralized and standardized service control that will facilitate the addition of new multimedia services in a broadband environment.

As of December 31, 2006, our cumulative investment in the Next Generation Network totaled P.13,803 million (U.S.$1,269 million). In 2007, we have budgeted approximately U.S.$367 million for investment in our Next Generation Network infrastructure.

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Thirty-three carriers have been granted licenses to provide long distance service in Mexico, and 14 are in operation (including Telmex and Telnor). Among our competitors, Alestra S. de R.L. de C.V. and Axtel S.A.B. de C.V., or Axtel, have made the most substantial investments in infrastructure and marketing. Most competing carriers have been principally focused on the long distance market, although some carriers also provide business customers with direct access to their long distance networks using lines leased from us.

At the end of 2006, several of our competitors merged, when Maxcom Telecommunicaciones, S.A. de C.V., or Maxcom, acquired Grupo Telereunión and Axtel acquired Avantel.

The Communications Ministry (*Secretaria de Comunicaciones y Transportes*) has established rules for the determination of interconnection rates between our competitors and us. If we are unable to agree with our competitors on interconnection rates, the Mexican Federal Telecommunications Commission (*Comisión Federal de Telecomunicaciones*, or Cofetel) imposes the rates. During the last six years, however, we have agreed on these rates with our long distance competitors. We agreed with our long distance competitors to maintain the same interconnection rates for 2007 and 2008 that have applied since 2002.

Customers are free to choose a competing carrier at any time. An independent organization confirms all requests to change long distance carriers. In addition to pre-subscription, customers eventually may be able to select a long distance carrier on a call-by-call basis by dialing a three-digit prefix. In general, our competitors have focused their attention on obtaining market share in Mexico's most profitable markets, such as the major cities and high-volume users of international and domestic long distance service.

Competition in the Mexican market for fixed-line local services began in 1999. As of December 31, 2006, 27 carriers have licenses to provide local fixed-line and wireless telephony and 10 carriers hold 18 licenses for cellular and mobile telephony. All 10 cellular and mobile licensees are owned by only three companies: Radiomóvil Dipsa, S.A. de C.V., or Telcel, Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles, and Grupo Iusacell, S.A. de C.V. At the end of 2006, there were 10 fixed-line and wireless local operators (in addition to Telmex and Telnor), primarily carriers competing in regional markets, mainly in Mexico City, Guadalajara, Monterrey and other large cities. Axtel and Maxcom are our principal fixed-line local competitors. To date, our competitors in local service have focused on servicing first-time customers and providing second lines in new housing, as well as inducing our customers to switch carriers.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. See *—Regulation—Competition*. The effects of competition on us depend, in part, on the business strategies of competitors, regulatory developments, exchange rates and the general economic and business climate in Mexico, including demand growth, interest rates and inflation. The effects could include loss of market share and pressure to reduce rates for our services.

At December 31, 2006, we estimate that our market share in Mexico was 79.1% in domestic long distance service and 78.3% in international long distance service measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities open to competition. At December 31, 2006, our market share in Internet access services was 58.2% of dial-up connections and 69.0% of broadband connections, measured on the basis of the total number of Internet access accounts in Mexico. Compared to the approximately 18.3 million fixed lines in service in our network, at December 31, 2006 our local fixed-line competitors had approximately 1.6 million lines in service, which represented an increase in the number of our competitors' lines of service of 41.6% in 2006 and 26.2% in 2005. In local service and public telephony, we also face competition from cellular carriers, which we estimate had a combined total of 57.0 million cellular lines in service at year-end 2006. We anticipate continued intense competition as mobile carriers promote mobile-to-mobile calls and messages as cheaper alternatives to fixed-to-mobile calls. We also face increasing competition in international and domestic long distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet.

Regulation

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (*Ley de Vias Generales de Comunicación*, or the General Communications Law), the Federal Telecommunications Law (*Ley Federal de Telecomunicaciones*) and the related Telecommunications Regulations adopted by the Communications Ministry and Cofetel, the Concession and other concessions and licenses granted by the Communications Ministry. We are also subject to oversight by the Agency for Consumer Protection (*Procuraduría Federal del Consumidor*) and the Competition Commission (*Comisión Federal de Competencia*).

Set forth below is a summary of certain provisions of the General Communications Law, the Federal Telecommunications Law, the Telecommunications Regulations and our concessions.

General

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Federal Telecommunications Law replaced most of the provisions of the General Communications Law relating to telephone communications, but those provisions of the General Communications Law not specifically addressed in the Federal Telecommunications Law remain in effect. The Telecommunications Regulations implement particular provisions of the Federal Telecommunications Law, and regulations implementing other provisions of the law are pending. The objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Recent Developments

There have been recent changes to Mexican law that may affect our business. In April 2006, the Mexican Congress approved an amendment to the Federal Telecommunications Law and the Federal Radio and Television Law (*Ley Federal de Radio y Televisión*). The amendment allows radio and television broadcasters to provide telecommunications services after complying with certain conditions and makes Cofetel responsible for overseeing all telecommunications services, including those related to broadcasting. Subsequently, approximately one-third of the Mexican Senate objected to the validity of the amendment in a proceeding before the Mexican Supreme Court (*Suprema Corte de Justicia de la Nación*). In June 2007, the Supreme Court declared invalid various provisions of the two laws, including those that would allow radio and television broadcasters to provide telecommunications services without seeking more than a simple authorization and to use their frequencies free of charge, and concluded that such broadcasters would be required to participate in public bidding processes in order to obtain frequencies for use in providing such services.

In April 2006, the Communications Ministry proposed regulations that would permit paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid audio and television services. This would facilitate the convergence of voice, data and video services into one integrated product that could be delivered over a broadband network. In October 2006, the Communications Ministry adopted the regulations. The regulations provide for the amendment of existing concessions to allow their holders, including Telmex, to provide these new services, subject to certain regulatory steps to be taken by Cofetel and the satisfaction by Telmex of certain conditions, including the implementation of network interoperability and telephone number portability as well as the adoption of an interconnection framework. To date, the regulatory process has not been completed. Once the prescribed regulatory steps have been taken and we have satisfied all conditions, we intend to begin providing paid audio and television services in accordance with the terms of these regulations.

The changes described above are recent and we cannot predict their outcome. We are also unable to predict the actions of broadcasting companies or paid audio and television concessionaires, but they could result in the entry of new competitors to our business.

In April 2006, the Mexican Congress approved an amendment to the Antitrust Law (*Ley Federal de Competencia Económica*), which was published in the Official Gazette in June 2006. New regulations pursuant to the amended Antitrust Law are expected to be published in the near term. The amendment strengthens the authority of the Competition Commission, by among other things providing the Competition Commission with the ability to issue opinions that are binding on other governmental entities. The amendment also expands the definition of monopolistic practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and the divestiture of assets. As a result of this amendment, it is likely that the Competition Commission will more actively enforce the Antitrust Law, which could restrict our operations and increase competition.

Regulatory Oversight

The Communications Ministry is the Mexican government agency principally responsible for regulating telecommunications services. The Communications Ministry's approval is required for any change in our bylaws. It also has broad powers to monitor our compliance with the Concession, and it may revoke our Concession or temporarily seize or expropriate our assets. The Communications Ministry may require us to supply it with such technical, administrative and financial information as it may request.

The Federal Telecommunications Law provided for the establishment of an administrative agency, Cofetel, to regulate the telecommunications industry. Cofetel commenced operations in August 1996. It is an independent agency within the Communications Ministry, with five commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications Ministry under the Federal Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel. We regularly provide reports to Cofetel on our operations, financial performance and other matters. We are also required to publish our annual network expansion program, and we must advise Cofetel of the progress of our expansion program on an annual basis.

Mexican law gives certain rights to the Mexican government in its relations with concessionaires and provides that when the Concession expires we may not sell or transfer any of our assets unless we give the Mexican government a right of first refusal. If the Mexican government declines to exercise its right, our unions also have a right of first refusal. In addition, Mexican law permits the Mexican government to expropriate our assets in certain circumstances.

Concessions

Under the Federal Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services must operate under a concession granted by the Communications Ministry. Such a concession may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide public fixed-line local and long distance services generally has a term of up to 30 years and may be extended for additional 30-year terms. Our Concession was granted in 1976 and amended in August 1990, and will expire in 2026. Our subsidiary Teléfonos del Noroeste, S.A. de C.V., or Telnor, holds a separate concession in two states in northwestern Mexico, which will also expire in 2026. The material terms of the Telnor concession are essentially the same as the terms of the Concession.

Operators of private networks that do not use electro-magnetic frequencies are not required to obtain a concession to provide private telecommunications services but are required to obtain approval from the Communications Ministry.

In addition to the Concession, we currently hold concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission, which we obtained from Cofetel through a competitive bidding process. These concessions are granted for a term of up to 20 years and may be extended for additional 20-year terms.

Termination of the Concession

The Concession provides that it will remain in force until 2026 and that we may renew it for an additional 15-year term, subject to additional requirements the Communications Ministry may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Federal Telecommunications Law.

The General Communications Law provides that upon the expiration of the Concession the Mexican government is entitled to purchase our telecommunications assets at a price determined on the basis of an appraisal by a public official, and the Telecommunications Regulations provide that upon expiration of the Concession the Mexican government has a right of first refusal to acquire our telecommunications assets. However, the General Communications Law also provides that in certain cases, upon expiration of the Concession our telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to how these provisions of the General Communications Law and the Telecommunications Regulations would be applied, and accordingly there can be no assurance that upon expiration of the Concession our telecommunications assets would not revert to the Mexican government free of charge.

The General Communications Law, the Federal Telecommunications Law and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law and the Federal Telecommunications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

- Failure to comply with the terms of the Concession;
- Interruption of all or a material part of the services provided by us;
- Transfer or assignment without Communications Ministry approval of the Concession, the rights provided under the Concession or any asset used to provide telephone service;
- Violation of the prohibition against ownership of our shares by foreign states;
- Violation of the prohibition against any material modification of the nature of our services without prior Communications Ministry approval; and

- Breach of certain other obligations under the General Communications Law and the Federal Telecommunications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

- Material and continuing violation of any of the conditions set forth in the Concession;

- Material failure to meet any of the service expansion requirements under the Concession;

- Material failure to meet any of the requirements under the Concession for improvement in the quality of service;

- Engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;

- Following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or

- Our bankruptcy.

Under the Federal Telecommunications Law, our concessions could be terminated if: (a) the term of any concession expires; (b) we resign our rights under any concession; (c) the Mexican government through the Communications Ministry expropriates any of the concessions; (d) we are liquidated or become bankrupt; or (e) the Communications Ministry revokes any of the concessions.

The General Communications Law provides that in the event of early termination of the Concession for certain specified causes, including violation of the prohibition on ownership of our shares by foreign states, we would forfeit all of our telecommunications assets to the Mexican government. In the event of early termination of the Concession for any other causes, the General Communications Law provides that a portion of our telecommunications assets would revert to the Mexican government free of charge, and that we may be required to dismantle the remaining portion. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations regarding the consequences of expiration of the Concession would apply to mitigate the provisions of the General Communications Law in the event of early termination.

Our assets and rights under the concessions may also be temporarily seized by the Communications Ministry.

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by the dominant company. In February 1998, the Competition Commission issued a resolution confirming its determination that we are a dominant carrier in the following markets: (a) local telephone service, (b) access service, (c) inter-urban transport, (d) domestic long distance service and (e) international long distance service.

In September 2000, Cofetel adopted dominant carrier regulations, specifically applicable to us as a dominant carrier. It is difficult to assess the impact these regulations would have had on rates or competition, in part because neither the methodologies nor the procedures for their implementation were fully specified. We believe, however, that if similar regulations were to be implemented in the future, they would, to some degree, reduce our flexibility to adopt competitive market policies.

After the Competition Commission issued the February 1998 resolution, we commenced proceedings in the Mexican federal courts challenging the constitutionality of the resolution and the validity of the dominant carrier regulations. In challenging this and all subsequent resolutions of the Competition Commission, we asserted that they constituted a unilateral amendment of the terms of our Concession, which we believe is not permitted under the Mexican constitution or the terms of the Concession itself. We also asserted that the determination that we are a dominant carrier, on which Cofetel's power to issue these regulations was predicated, was flawed because the Competition Commission made its determinations in 1997 in reliance on earlier findings that were out of date, and because its determinations did not extend to all the markets covered by the dominant carrier regulations. Finally, we objected to the specific rate rules imposed by the dominant carrier regulations on a variety of grounds, including that they gave Cofetel excessive discretion, that they would unfairly burden competition and that they did not adequately permit us to recover our investments in infrastructure.

Following several appeals, the February 1998 resolution of the Competition Commission was held unconstitutional in May 2001. In May 2002, several resolutions issued by the Competition Commission and Cofetel were nullified, including the September 2000 Cofetel resolution adopting the dominant carrier regulations.

In May 2001, the Competition Commission addressed the defect of the February 1998 resolution and issued a new resolution with practically the same terms in which it concluded that we are a dominant carrier in the same five markets. In April 2004, a Mexican federal court decided in favor of our constitutional challenge to the resolution and declared the resolution invalid. In September 2004, the Competition Commission issued additional resolutions in which it again concluded that we are a dominant carrier, and in October 2004, we again commenced constitutional proceedings in the Mexican federal courts challenging the validity of the new resolutions. Following several judicial decisions and appeals, the Competition Commission issued a resolution in February 2007, approved by the unanimous vote of all its members, revoking all of its prior resolutions and definitively closing the case. There can be no assurance, however, that the Competition Commission or Cofetel will not issue new resolutions or regulations that are substantially similar to those that we successfully challenged, or that our judicial challenges will be successful in the future.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting the rates charged by a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long distance service, are subject to a ceiling on the price of a "basket" of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based on our average long-run incremental cost. Within this aggregate price range, we are free to determine the structure of our own rates. We must register our rates with Cofetel before they may take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation, subject to consultation with the Communications Ministry. We have not raised our nominal rates since March 2001 for local service and since March 1999 for long distance service. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of our increased productivity to our customers. The Communications Ministry sets a new periodic adjustment for every four-year period to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 0.74% for 2003-2006 and 0.84% for 2007-2010. For services extending beyond basic telephone service, the Federal Telecommunications Law and the Concession permit us, under certain conditions and subject to registration with Cofetel, to set our prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, three-way conference and call transfer.

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of telecommunications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 14 competing long distance carriers operating in Mexico (including Telmex and Telnor) and concessions have been granted to a total of 33 long distance companies, all of which also have concessions for international long distance services. As of February 2007, there were 27 local fixed-line and wireless licensees (including Telmex and Telnor), primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. See *—Mexican Operations—Competition.* Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

Some operators are offering VoIP services, although the application of current regulations to these services is unclear. With respect to international long distance services, Cofetel rules cover matters such as the termination of international calls and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel's international long distance rules.

In 2003, the Communications Ministry expanded the concessions granted to cable television operators to permit them to provide bidirectional transmission of data. In addition, in 2004, the Communications Ministry began to permit cable operators to provide signal-transmission services to local fixed-line operators and data and broadband Internet access services to the Mexican public. Our Concession permits us to distribute, with prior authorization, television signals through our network to companies authorized to provide television services to the public, but we are not allowed to hold a concession to provide television signals to end users. Recent regulations adopted by the Communications Ministry would allow, after certain prerequisites have been met, paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers like us to provide paid audio and television services. See *—Regulation—Recent Developments.*

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, in now-revoked resolutions, the Competition Commission determined that we were a dominant provider of certain telecommunications services, and Cofetel adopted specific regulations applicable to us as a dominant carrier, which regulations were later nullified by Mexican federal courts. See *—Regulation—Dominant Carrier Regulations.* The Competition Commission also has repeatedly ruled that we have engaged in "relative" anti-competitive practices, which are less significant violations than "absolute" anti-competitive practices and carry lower fines. Most of these rulings have been declared null and void by federal courts or withdrawn by the Competition Commission.

In August 2000, the United States initiated a WTO dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In June 2004, the United States and Mexico reached an agreement under which Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate for that country on behalf of all Mexican carriers. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance service. In August 2005, Mexico adopted regulations authorizing resale of outgoing international and domestic long distance service, which will likely add to the downward pressure on the prices we charge our customers for our long distance services.

Interconnection

We are required under the Federal Telecommunications Law to permit any other long distance concessionaire to connect to our network in a manner that enables customers to choose the network by which their long distance calls are carried. Cofetel rules governing the interconnection rights and obligations of local service concessionaires require local service concessionaires to provide interconnection on a nondiscriminatory basis to any other concessionaire.

The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry imposes the terms. We were unable to agree with our competitors on interconnection rates for 1997 through 2000, and accordingly Cofetel imposed rates which were subsequently the subject of numerous legal challenges. Since 2002, however, we have agreed with competing long distance carriers to an interconnection rate of U.S.$0.00975 per minute and per interconnection point. This rate will apply through December 31, 2008.

In Mexico, under the "calling party pays" system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 76% of that amount to the mobile carrier that completes the call. Historically, this interconnection charge applied only to local calls. In November 2006, however, Cofetel extended the "calling party pays" charge to domestic and international long distance calls, while concurrently eliminating the fee that cellular carriers charge their customers for receiving long distance calls from fixed-line and mobile callers. In December 2006, we entered into an agreement with all cellular carriers to terminate all existing disputes with respect to international and long distance "calling party pays" rates. The agreement established declining "calling party pays" rates for local, domestic long distance and international long distance calls through 2010.

NON-MEXICAN OPERATIONS

Through our subsidiaries, we provide voice, data and Internet access services in Brazil, Argentina, Chile, Colombia and Peru. The revenues of our non-Mexican operations represented 26.7% of our consolidated revenues for 2006. We commenced operations outside Mexico through our acquisition of AT&T Latin America Corp., or AT&T Latin America, in February 2004 (with operations in all five countries), Techtel-LMDS Comunicaciones Interactivas, S.A., or Techtel, in April 2004, Chilesat Corp. S.A., or Chilesat, and Metrored Telecomunicaciones S.R.L., or Metrored, in June 2004 and Embratel Participações S.A., or Embratel, in a series of transactions beginning in July 2004. In 2005, we acquired a non-controlling interest in the Brazilian cable television provider Net Serviços de Comunicação S.A., or Net, which we transferred to Embratel later in 2005. In 2006, we acquired Superview Telecomunicaciones S.A., or Superview, a cable television provider in Colombia and a controlling interest in Cobalt Publishing LLC, a publisher of Spanish-language directories in the United States. In 2007, we acquired a telecommunications provider in Ecuador and entered into agreements to acquire cable television providers in Colombia and Peru.

The following table sets forth selected financial information for the year ended December 31, 2006, expressed in constant pesos as of December 31, 2006 and as a percentage of our total consolidated group.

	Year Ended December 31, 2006							
	(in millions of constant Mexican pesos as of December 31, 2006, except percentages)							
	Mexico		Brazil		Other Countries[1]		Consolidated [2]	
Revenues	P.128,267	73.3%	P.42,676	24.4%	P.4,926	2.8%	P.175,006	100.0%
Operating income	47,756	98.9	307	0.6	219	0.5	48,291	100.0
Assets[3]	P.368,230	76.1%	P.106,320	22.0%	P.9,069	1.9%	P.483,619	100.0%

(1) Includes all other revenues, which consist of intersegment revenues that have to be eliminated upon consolidation.
(2) Includes elimination of intersegment revenues.
(3) Assets include plant, property and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 16 to our audited consolidated financial statements.

Brazil

Embratel

We operate in Brazil through Embratel Participações S.A. and its subsidiaries. Throughout this Annual Report, we refer to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries, as Embratel. Of our revenues from our Brazilian operations in 2006, 68.6% was attributable to voice services (including local services), approximately 27.5% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long distance and local service. Data services include data and Internet access services. Other services include the transmission of television and radio, telex and mobile satellite communications services.

Embratel holds concessions and authorizations to provide voice services. The domestic and international long distance concessions were renewed in December 2005 and will expire in December 2025. The initial grant of the concessions did not require payment of a fee, but beginning in 2006, Embratel is required to pay a fee every two years equal to 2.0% of the annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions).

As of December 31, 2006, we owned 98.0% of the outstanding voting stock and 95.9% of the outstanding non-voting stock of Embratel (97.0% of the total outstanding capital stock) as a result of a series of transactions from 2004 through 2006. In July 2004, we purchased 51.8% of the outstanding voting stock of Embratel from MCI for a cash purchase price of P.4,958 million (U.S.$400 million). We purchased additional voting stock through a tender offer in December 2004; both voting and non-voting stock in 2005 in Embratel's approximately U.S.$700 million capital increase; and new voting stock in October 2005, valued at approximately P.4,785 million (U.S.$432.4 million) (based on the Bank of Brazil's commercial selling rate of 2.2623 for real/U.S. dollar exchanges on the date of transfer) in exchange for the capital stock of Telmex do Brasil and our 37.1% interest in Net.

In May 2006, we announced a cash tender offer for any and all publicly held shares of Embratel's voting and non-voting stock at a price of 6.95 Brazilian reais per 1,000 shares, plus an adjustment at a monthly index published by the Bank of Brazil. The tender offer was registered in September 2006 by the Brazilian Securities and Exchange Commission (*Commissão de Valores Mobiliários*, or CVM) and launched simultaneously in Brazil and the United States in October 2006. In accordance with the terms of the tender offer, in November 2006 we acquired through an auction held on the São Paulo Stock Exchange *(Bolsa de Valores de São Paulo*, or Bovespa) all tendered shares of Embratel's voting and non-voting stock, including non-voting shares represented by ADSs, increasing our interest in Embratel to 98.0% of the outstanding voting stock and 94.7% of the outstanding non-voting stock. As required under Brazilian law, we continued to purchase shares at the tender offer price following the expiration of the tender offer. As of June 30, 2007, we owned approximately 98.0% of Embratel's total outstanding capital stock. In March 2007, we caused Embratel to terminate the deposit agreement governing its ADSs, followed by the delisting of its ADSs and non-voting stock from the New York Stock Exchange in April 2007. In June 2007, Embratel filed a Form 15F with the SEC to terminate its reporting obligations under the U.S. securities laws.

Through Embratel and its subsidiaries, we are one of the leading providers of communications services in Brazil. Of Embratel's total revenues in 2006, approximately 61% were derived from corporate customers and the remainder from residential customers. Our principal service offerings in Brazil include domestic and international long distance, local, data and other communications services. Through Embratel's high-speed data network, we offer a broad array of products and services to a substantial number of Brazil's 500 largest corporations. Telmex do Brasil provides telecommunications services to corporate customers in Brazil's largest cities, including Rio de Janeiro and São Paulo, complementing Embratel's business in those cities.

The Brazilian domestic and international long distance markets are increasingly open to full competition. Competitors have gained market share at our expense and are placing pressure on our prices and competing with us for desirable customers in the long distance and data businesses. In response to these competitive pressures, we are pursuing a marketing strategy to increase and retain our customer base in Brazil and further develop our service offerings with a focus on price clarity and attractive pricing.

Embratel was founded in 1965 and later became the long distance subsidiary of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including one holding company, Embratel, for the domestic and international long distance operator. After the opening up of the Brazilian local service market, Embratel began providing local telephone services in 2002. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A. and their subsidiaries, wireless local loop, local service and broadband data operators with operations in São Paulo and 16 other Brazilian states. In November 2005, Embratel bolstered its offerings of value-added services such as net integration and outsourcing through the acquisition by its principal operating subsidiary of 100% of the capital stock of PrimeSys Soluções Empresariais S.A., or PrimeSys.

Through Embratel's subsidiary Star One S.A., or Star One, we are also Brazil's leading provider of satellite services, with applications including broadcasting, broadband data and telephony. Star One currently has four satellites in orbit, which cover the entire territory of Brazil as well as Argentina, Uruguay and Paraguay. Star One also owns 11 transponders on board of AMC-12 operated by SES Americom. We expect to replace one of the satellites by the third quarter of 2007 with a new satellite that will provide coverage over South America and part of Florida. We also expect to replace another satellite by the fourth quarter of 2007 with a new satellite that will provide coverage over South America, Mexico, the west coast of the United States and part of Florida.

Embratel owns the largest long distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data services, and packet-switched data communications in asynchronous transfer mode, or ATM, and frame relay networks for data and Internet access services. The domestic long distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

The network of Telmex do Brasil, a subsidiary of Embratel, extends to seven major cities in Brazil and has points of presence, or POPs, for data and voice services in two other cities. POPs are nodes that are extensions of a network that permit access to customers in cities where a provider does not have metropolitan networks. The network is based on fiber optic cable and, like Embratel's, uses primarily ATM transport technology.

Since March 2006, Embratel and Net have jointly offered a package consisting of paid television, broadband Internet and voice services to residential customers along Net's network.

Investment in Net

Embratel owns a non-controlling interest in Net, the largest cable television operator in Brazil. As of December 31, 2006, Net had approximately 1.8 million connected cable television subscribers and 727 thousand subscribers to its high-speed cable modem Internet access service. As part of the package provided jointly with Embratel, Net also offers the "Net Fone via Embratel" voice service, which had approximately 182 thousand subscribers as of December 31, 2006. Net had total revenues under U.S. GAAP of U.S.$1,144.7 million (P.12,448 million) and net income of U.S.$204.7 million (P.2,226 million) during 2006.

In 2005, pursuant to agreements with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, Globo), we acquired (a) 49% of the voting interests and all of the non-voting interests in GB Empreendimentos e Participações S.A., or GB, a special-purpose company that owns 51% of the voting shares of Net and (b) 37.4% of the voting and 7.7% of the non-voting shares of Net. Globo owns the remaining 51% of the voting interests in GB. The total cost of these transactions was U.S.$313 million (P.3,569 million), and our resulting total direct and indirect equity interest in Net was 37.1% (calculated by multiplying the shares of Net held by GB by our percentage equity interest in GB, and adding the shares we owned directly in Net).

In October 2005, we transferred our interest in Net to Embratel for new voting stock of Embratel valued at approximately P.3,865 million (U.S.$349.3 million) (based on the Bank of Brazil's commercial selling rate of 2.2623 for real/U.S. dollar exchanges on the date of transfer). In May 2006, Embratel acquired, in exchange for R$240.9 million, an additional 5.1% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries. In addition, in May 2006, in exchange for R$65.1 million, Embratel acquired the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net in a capital increase. Embratel exercised these rights in June 2006, thereby increasing its total direct and indirect equity interest in Net to 43.1%. As a result of Net's acquisition of a 36.7% interest in Vivax S.A., or Vivax, the second largest cable television provider in Brazil, in exchange for newly issued shares of Net valued at R$537 million, Embratel's total direct and indirect equity interest in Net decreased to 39.9% in December 2006. Net also entered into an agreement to acquire the remaining interest in Vivax through the issuance of additional new shares of Net. The transaction has received the necessary regulatory and shareholder approvals. Following its completion, Vivax will become a wholly owned subsidiary of Net and Embratel's interest in Net will likely be diluted further.

Under current Brazilian law governing cable operators, because Embratel is not controlled by Brazilian persons, it is not permitted to control Net. Globo owns a majority of the voting interests in GB, which owns a majority of the voting shares of Net. If Brazilian law changes to allow Embratel to own a controlling interest in Net, Embratel has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

Regulation

The Brazilian Telecommunications Law (*Lei Geral das Telecomunicações Brasileiras*) provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and

Decree No. 2,338 of October 7, 1997, the primary regulator of Embratel is the Brazilian Federal Telecommunications Agency (*Agência Nacional de Telcomunicações*, or Anatel).

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime.

Embratel's concession for the provision of long distance service was renewed in December 2005 and will expire on December 31, 2025. The initial grant of the concession to Embratel did not require payment of a fee. Beginning January 1, 2006, Embratel is required to pay a fee every two years equal to 2% of the annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions). This requirement will last throughout the rest of the 20-year renewal period.

Since the privatization of the Brazilian telecommunications system, concessionaires have been required to meet certain universal service and quality targets. Failure to meet these targets carries the possibility of fines and penalties from Anatel.

After the privatization of the Brazilian telecommunications system, authorizations were granted to new competitors wishing to offer switched fixed telephone services in the private regime, including local, intra-regional long distance, inter-regional long distance and international long distance services. Providers granted authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as those applicable to concessionaires providing switched fixed telephone services in the public regime, although individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted. In July 2002, Telmex do Brasil obtained authorizations to provide local switched fixed telephone services and domestic and international multimedia communications services, which allow it to provide facilities-based voice services. The local switched fixed telephone authorization includes the seven largest business centers in Brazil.

In May 2005, Anatel consolidated the authorizations to provide local switched fixed telephone services held by Embratel and Telmex do Brasil. In August 2005, pursuant to requirements of Anatel, Embratel eliminated all overlapping service areas with its affiliates, including Telmex do Brasil.

Embratel's concession establishes a mechanism of annual rate adjustment, based on rate baskets and an adjustment for inflation. Anatel defines rate baskets for local, intra-regional long distance, inter-regional long distance and international long distance services. While the weighted percentage increase for the entire basket is capped by Anatel, tariffs for individual services within the basket may be increased at Embratel's discretion. Because Telmex do Brasil operates under an authorization granted by Anatel and not a concession, the rates it charges its customers are not regulated by Anatel.

Competition

The strongest operators in Brazil's telecommunications market are the companies that were split off from Telebrás, the former government-owned telephone company, upon its privatization, Telefónica S.A., or Telefónica, Brasil Telecom S.A., or Brasil Telecom, and Telemar Participações S.A., or Telemar. Following the breakup and privatization of Telebrás, three "mirror companies" were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A., two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. Intelig holds a mirror license for the provision of domestic and international long distance service, in competition with Embratel.

Since 2002, the Brazilian federal government has been authorized to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Our principal competitors in Brazil vary by region and type of service. In northern and eastern Brazil, we compete with Telemar and CTBC Telecom for local services and Telemar and Intelig for long distance services. In São Paulo, we compete with Telefónica for local services and Telefónica and Intelig for long distance services. In southern and western Brazil, we compete with Brasil Telecom and Global Village Telecom for local services and Brasil Telecom and Intelig for long distance services.

Argentina

Techtel LMDS Comunicaciones Interactivas S.A., or Techtel, Telmex Argentina S.A. and Metrored Telecomunicaciones S.R.L., or Metrored, are our three Argentine subsidiaries. They provide data, Internet access and local and long distance voice services to corporate and residential customers in Argentina; operate fiber optic rings in metropolitan areas that provide "last-mile" access to reach our customers; and offer data administration and hosting through two data centers. In 2006, we extended our yellow page directory operations to Argentina.

The main telecommunications regulatory authorities in Argentina are the Secretary of Communications (*Secretaría de Comunicaciones*) and the Communications Commission (*Comisión de Comunicaciones*), both under the authority of the Ministry of Federal Planning, Public Investment and Services. Telefónica de Argentina S.A. and Telecom Argentina S.A. are our main competitors. Several new entrants in the Argentine telecommunications market, such as Impsat S.A., Comsat S.A. and NSS S.A., also compete with us in fixed-line telephony, public telephony, data and Internet access services.

With the purpose of expanding our access infrastructure and service offerings, in November 2006, we agreed to purchase 100% of Ertach, S.A., from Sociedad Comercial del Plata, S.A., a holding company which is currently subject to insolvency proceedings in Argentina, for U.S.$22.5 million, subject to adjustments. This acquisition is expected to close in the third quarter of 2007, subject to approval by the Argentine Secretary of Communications and by the judge presiding over the insolvency proceedings, in addition to certain other closing conditions. Ertach provides Internet access, data and voice services through a wireless network integrating Wireless Local Loop (WLL) and WiMax technologies over the 3.5 Ghz frequency band and covering more than 160 cities in Argentina.

In April 2004, we acquired an 80% indirect interest in Techtel in two separate purchases. We acquired a 20% interest from an affiliate of Techint Compañía Técnica Internacional S.A.C.I., or Techint, one of Argentina's largest industrial groups, for P.310 million (U.S.$25 million). We subsequently acquired a 60% interest from América Móvil, on the same pricing terms, for P.930 million (U.S.$75 million). In June 2004, we acquired all of the assets of Metrored for P.167 million (U.S.$13.5 million).

In June 2004, we capitalized Techtel with P.271 million (U.S.$21.8 million) in cash to repay debt of Techtel and we indirectly capitalized Techtel's Uruguayan subsidiary Telstar, S.A. in the amount of P.55 million (U.S.$4.4 million) to acquire telephone equipment, increasing our ownership of Techtel by 3.4%. After the capitalization, the Techint affiliate continued to hold the remaining 16.6% indirect interest in Techtel. Pursuant to an agreement with the Techint affiliate, in June 2005, we exercised our right to acquire an additional interest in Techtel of approximately 10% for which we paid P.177 million (U.S.$15 million), increasing our ownership to 93.4%. In December 2005, pursuant to a further agreement with the Techint affiliate, we exercised our right to acquire the Techint affiliate's remaining 6.6% indirect interest in Techtel for P.115 million (U.S.$10 million), thereby increasing our ownership in Techtel to 100%.

Techtel began providing long distance fixed line voice services and call center support in December 2000 and launched local fixed line voice services in August 2001. Currently, Techtel operates a local point-multipoint distribution service, or LMDS, and fiber optic network in Argentina, and provides voice, data, video and other telecommunications services. LMDS is a wireless service using radio signals to transmit voice, video and data.

In June 2004, we acquired a controlling interest in Metrored, which has one of the largest fiber optic networks in Buenos Aires. In 2005, Metrored established an international information center that monitors the services provided by us to our international customers located throughout Latin America which was further consolidated during 2006. Metrored is currently in the process of developing a new wireless network using pre-WiMax technology in the 3.3 Ghz frequency band to provide wireless telecommunications services to small and medium companies.

We have a fiber optic network of over 7,600 km that covers major cities in Argentina and reaches approximately 53% of its population. Our voice network covers approximately 80 interconnected cities. During 2006, we implemented a number of enhancements throughout our network in Argentina, including the national IP/MPLS platform, Softswitch technology, new nodes in the main Argentine cities and Metro Ethernet interface over the IP backbone, with the goals of simplifying network administration as well as providing complex services and higher capacities to our customers.

In 2006, over 51% of our revenues from operations in Argentina were attributable to voice services, approximately 36% to data and Internet access services, and the remainder to other services.

Chile

We started operations in Chile in February 2004, with the acquisition of all of the assets of AT&T Latin America, including AT&T Chile Holding S.A., renamed Telmex Chile Holding S.A., or Telmex Chile, which was organized as Telmex's holding corporation in Chile. In April 2004, through Telmex Chile, we acquired approximately 40% of Chilesat Corp. S.A., or Chilesat, for P.652 million (U.S.$47 million) from Redes Ópticas, S.A. and RedesÓpticas, (Cayman) Corp., entities owned by Southern Cross Latin American Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. In June 2004, through a cash bid required by Chilean law, we acquired an additional interest of 59.3% in Chilesat, increasing our ownership to 99.3%. Thereafter, we changed the name of Chilesat to Telmex Corp. S.A., or Telmex Corp. In June 2004, we successfully integrated the operations of Telmex Corp. and Telmex Chile and in April 2005, Telmex Chile caused the delisting of Telmex Corp. from the New York Stock Exchange, or NYSE.

At present, Telmex Chile is a provider of advanced telecommunications services. To business customers in Chile, we provide data transmission, long distance and local telephony, private telephony, virtual private and long distance networks, dedicated Internet access and high capacity media services. The range of Telmex Chile products also includes other advanced services, such as videoconference, virtual PABX, Internet hosting as well as datacenter and contact center services. In the residential market, we have focused our efforts on long distance and value-added services.

Our fiber optic network covers more than 4,600 kilometers of the continental territory of Chile from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. In the southern regions of Chile and Isla de Pascua, we use a satellite platform. We also own and operate metropolitan fiber networks covering Santiago and Chile's other major cities.

Our fiber optic network in Santiago is arranged in a ring structure, the total length of which is 1,200 kilometers, and which is distributed through nodes located in the primary industrial and commercial districts of Santiago. In 2005, we introduced the first commercial 10 gigabit Metro Ethernet network in

Santiago, which enables our network to offer integrated Internet Protocol, or IP, services to the corporate market. Our 10 gigabit Metro Ethernet network provides data transmission over a secure virtual private network that allows our customers to vary on demand the amount of bandwidth they require, from 10 Kbps to 10 Gbps, on specific days or at specific times of the day.

Of our revenues from Chilean operations in 2006, 63.9% was attributable to voice services, 33.8% to data and Internet access services and the remainder to other services. In 2006, Telmex Corp. and Telmex Chile together had a market share of 31.4% in the domestic long distance market and 16.6% in the international long distance market in Chile.

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunications sector is the Ministry of Transportation and Telecommunications, which acts primarily through the Undersecretary of Telecommunications, or Subtel. We hold licenses to provide local, domestic long distance and international long distance service, data services and value-added services.

In December 2005, Subtel assigned to Telmex Servicios Empresariales S.A., through a public bid, a national public local wireless telephony license in the 3.4 to 3.6 Ghz frequency band. This license will allow us to offer Next Generation IP integrated services using WiMax technology on a broader basis to small and medium-sized corporations in Chile.

We face strong competition in all of our business segments and we compete with Telefónica CTC Chile (the ultimate parent of which is Telefónica S.A.), Entel S.A. and five other carriers. This competition has been vigorous mainly in the corporate telecommunications market and in the international and domestic long distance public markets since the implementation of the multicarrier system, which requires local telephone companies to provide facilities that allow long distance carriers to access the local telephone network on an equal access basis.

Colombia

Through Telmex Colombia S.A., we provide data and Internet access services to corporate clients in Colombia through a metropolitan and inter-city fiber optic network. Of our Colombian operations for 2006, over 85% was attributable to data and Internet access services and the remainder was attributable to other services. We hold licenses to provide data and Internet access services, cable television services, local, domestic long distance and international long distance service, mobile telephone service, value-added services and video conferencing.

The main telecommunications regulatory authorities in Colombia are, with respect to cable and broadcast television, the National Television Commission and, with respect to other telecommunications services, the Communications Ministry and the Telecommunications Regulatory Commission. Our main competitors in Colombia are Telefónica Telecom, ETB and UNE, which offer fixed-line, Internet access and data services, as well as other companies that compete with us in specific geographic and product markets.

In 2006, we launched telephony services in the cities of Bogota and Cali, beginning with 5,000 lines for corporate customers and continuing with the expansion of our metropolitan fiber optic network in 20 large cities. We also acquired a network with national capacity that interconnects the major cities in Colombia and permits outflow to submarine cables.

In October 2006, we entered the cable television business with our U.S.$37.0 million acquisition of 99.2% of Superview Telecomunicaciones S.A., or Superview, a cable television provider in Bogota. In April 2007, we acquired 100% of each of TV Cable S.A. and TV Cable Comunicaciones S.A. E.S.P. (together, TV Cable) for U.S.$123.0 million. TV Cable offers cable television, Internet access and, recently, voice services in Bogota and Cali. In April 2006, we also acquired 100% of Medellin-based TV Cable Pacifico S.A. E.S.P., or Cable Pacifico, a cable television and broadband Internet access provider with operations in nine departments of Colombia, for U.S.$100.0 million plus a U.S.$30.0 million payment to obtain a national license.

In March 2007, we agreed to acquire 100% of the assets of Union de Cableoperadores del Centro, Cablecentro S.A., or Cablecentro, for approximately U.S.$245 million, and of Satelcaribe S.A., or Satelcaribe, for approximately U.S.$28 million, subject to regulatory approvals and a purchase price adjustment based on the number of customers at closing. Both companies offer cable television and Internet access services in more than 50 cities, including Bogota, Cucuta, Bucaramanga, Ubaque and Neiva through Cablecentro and in more than 15 cities, including Cartagena, Santa Marta, Valledupar, Sincelejo and Monteria through Satelcaribe. In February 2007, we agreed to acquire the assets of Teledinámica, S.A., a cable television and Internet access provider in Barranquilla, for U.S.$28 million. The integration of the licenses and operations of our newly acquired cable television subsidiaries will allow us to introduce a package consisting of paid television, broadband Internet access and voice services in Colombia.

In June 2007, the Colombian antitrust authority announced that it had begun an investigation of our acquisition of Superview, TV Cable and Cable Pacifico. We believe we have complied with all applicable Colombian laws and regulations relating to these acquisitions.

Peru

Through Telmex Perú, S.A., we provide data, Internet access, fixed-line telephony (including domestic and international long distance), public telephony, and Internet hosting services to corporate customers and residential customers in Lima and the interior of Peru through a fiber optic network and a last-mile wireless network, in the 3.5 Ghz band. In 2006, we extended our yellow pages directory operations to Peru. Of the revenues from our Peruvian operations in 2006, 61.7% of was attributable to voice services, 32.5% to data and Internet access services, and the remainder to other services.

The main telecommunications regulatory authorities in Peru are the Regulatory Body for Private Investment in Telecommunications (*Organismo Regulador de la Inversión Privada en Telecomunicaciones*, or OSIPTEL) and the Ministry of Transport and Communications (*Ministerio de Transportes y Comunicaciones*). Telefónica del Peru S.A., is our main competitor in fixed-line telephony, public telephony, data and Internet access services. Americatel Peru S.A., an affiliate of Telecom Italia, also competes with us in the fixed-line long distance market.

In 2006, we acquired concessions to provide wireless access services in the 3.5 Ghz band in Lima and eight provinces in Peru. We implemented 85% of the wireless access platform and began offering the services during the fourth quarter of 2006. In five provinces, the platform functions in the 10.5 Ghz band, providing point-to-point access capabilities. This platform allows us to broaden our service offerings to small and medium-sized business customers and expand our metropolitan network coverage.

In 2006, we also completed our local Ethernet Metro Network installation plan, with 13 access nodes in Lima and seven outside of Lima, of which two in the Amazon region, enabling us to offer higher data transport service quality as well as managed and value-added services to our customers. In addition, we completed the SDH Network for Metropolitan Transport in Lima, consisting of one main and five secondary rings. In July 2006, we began the installation of last generation Softswitch technology which will allow high quality, IP protocol based management of voice communication.

We have also invested in the construction of a national transport network, the *Costera Dorsal*, which began in 2006. This investment will enable us to optimize voice and data transport at a national level through our own infrastructure and to realize significant cost reductions.

In March 2007, we acquired 100% of Boga Comunicaciones S.A., a cable television provider with operations in the cities of Lima and Chiclayo. This acquisition allows us to introduce a package consisting of paid television, broadband Internet access and voice services in Peru.

United States

In April 2003, the U.S. Federal Communications Commission, or FCC, granted to our U.S. subsidiary, Telmex USA LLC, or Telmex USA, a facilities-based authorization permitting Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA is also authorized to resell long distance services and sell prepaid telephone cards in the United States, and to collect installation and monthly rent payments for telephone lines in Mexico. As a result of the acquisition of the assets of AT&T Latin America and of Embratel, we also hold two infrastructure and sales authorizations in the United States.

Acquisition of Interest in 2Wire Inc.

In December 2005, we agreed with Alcatel and AT&T International (formerly SBC International, Inc. and one of our principal shareholders) to jointly invest in an aggregate 51% interest in 2Wire, Inc., or 2Wire, a broadband network equipment and service provider for homes and small offices in the United States. In January 2006, we acquired an 18.5% equity interest in 2Wire and in December 2006, we sold a 5.5% interest in 2Wire to AT&T International. Our current interest in 2Wire is 13.0%, valued at approximately U.S.$62 million.

Acquisition of Sección Amarilla USA (formerly Cobalt Publishing, LLC)

In October 2006, Telmex acquired an 80% interest in Cobalt Publishing LLC from Blue Equity LLC for U.S.$26.5 million. Subsequent to the acquisition, Cobalt Publishing LLC was renamed Sección Amarilla USA L.L.C., or Sección Amarilla USA. Sección Amarilla USA publishes *Enlace*, the Spanish-language telephone directory with the largest circulation in the United States, distributed in 19 states and through the Internet.

Ecuador

In March 2007, we acquired 100% of Ecuador Telecom S.A., or Ecutel, for U.S.$24 million. Ecutel holds a concession to offer fixed-line telephony (including long distance), public telephony and data transmission services as well as a license to use the 3.5 GHz frequency band, which allows the deployment of WiMax technology.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2006, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2006:

	Year ended December 31,		
	2006	2005	2004
	(in millions of constant pesos as of December 31, 2006)		
Data, connectivity and transmission network	P. 9,082	P. 10,187	P. 4,055
Internal plant	1,149	5,752	9,208
Outside plant	6,685	5,592	5,895
Systems	1,047	1,168	923
Other	3,574	2,919	2,279
Total capital expenditures	P. 21,537	P. 25,618	P. 22,360

Our capital expenditures decreased by 15.9% in 2006 due to lower investments in Mexico. In 2006, our consolidated capital expenditures totaled P.21.5 billion (U.S.$2.0 billion). Of our consolidated capital expenditures, our Mexican operations represented 58.1% (P.12.5 billion or U.S.$1.2 billion), our Brazilian operations represented 33.4% (P.7.2 billion or U.S.$672 million) and the remainder of our Latin American operations represented 8.5% (P.1.8 billion or U.S.$170 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.24.7 billion (U.S.$2.2 billion) for the year 2007, including P.13.9 billion (U.S.$1.2 billion) in Mexico, P.7,901 million (U.S.$693 million) in Brazil, which includes P.1,847 million (U.S.$162 million) for investment in satellites, and P.2,897 million (U.S.$254 million) for our other operations in Argentina, Chile, Colombia, Peru and the United States. Budgeted capital expenditures for 2007 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

OTHER MATTERS

Investments

We occasionally make investments and joint ventures in telecommunications-related businesses within and outside Mexico. We also invest in publicly traded equity securities of companies in technology and communications businesses. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

Portugal Telecom

In August 2006, we acquired 20.7 million common shares in Portugal Telecom, SGPS S.A., or Portugal Telecom, for P.2,850 million (U.S.$252.3 million) and subsequently sold approximately 3.7 million shares during 2006 and 2007. In April 2007, Portugal Telecom spun off its subsidiary PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A., or PT Multimedia, through the distribution of all ordinary shares of PT Multimedia to the existing shareholders of Portugal Telecom. As a result, we now own approximately 2.7 million shares of PT Multimedia. As of May 31, 2007, our interests in Portugal Telecom and PT Multimedia represented approximately 1.6% of the total capital stock of each company.

MCI, Inc.

Through May 2005, we owned approximately 25.6 million shares of common stock of MCI, which represented approximately 8.1% of MCI's outstanding common stock. Other parties that may have been deemed to be under common control with us held an additional interest of approximately 5.7% of MCI's outstanding common stock. In April 2005, we and certain parties related to us entered into an agreement with Verizon and certain of its subsidiaries to sell to Verizon and certain of its subsidiaries our entire interest in common shares of MCI for a cash purchase price of U.S.$25.72 per share. We received approximately U.S.$660 million (P.8,334 million) for our 25.6 million MCI shares in May 2005. We recognized a gain of P.534 million as a result of the sale of these shares.

Plant, Property and Equipment

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We hold a small number of operating properties under financial leases, but the aggregate amount of such financing is not material to our operations as a whole. We carry casualty insurance against loss or damage to buildings, equipment contained in buildings and outside plant, including our fiber optic network. Outside Mexico, we hold additional facilities and offices in Brazil, Argentina, Chile, Colombia and Peru.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disruption to our operations or our investment plan.

The Telmex Foundation

The Telmex Foundation (*Fundación Telmex, A.C.*), established in 1996, is a not-for-profit entity active in the areas of education, health, nutrition, justice, culture, sports and natural disaster relief. We do not consolidate the Telmex Foundation in our financial statements.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity; and a condensed statement of cash flows under U.S. GAAP.

Mexican FRS requires that the financial statements recognize certain effects of inflation. In particular:

- nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index;

- plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

- gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and

- all financial statements are restated in constant pesos as of December 31, 2006, based on weighted average factors that take into account the inflation rate and exchange rate fluctuations in each of the countries in which we operate. The weighting of the factors is determined according to the contribution to total revenues of our operations in each country.

We have not reversed the effect of inflation accounting under Mexican FRS in the reconciliation to U.S. GAAP of our net income and stockholders' equity, except with respect to the methodologies for restatement of plant, property and equipment of non-Mexican origin and for restatement of financial statements of prior years. See Note 18 to our audited consolidated financial statements.

Our financial statements are presented in constant pesos, so all financial information is restated in pesos with purchasing power as of December 31, 2006. We refer to constant-peso figures as being "real," as opposed to "nominal." If nominal revenues or income do not increase by at least the rate of inflation, they decrease in real terms.

Overview

Total consolidated revenues grew 0.9% in 2006, primarily due to growth in corporate networks, Internet access and domestic long distance revenues by 11.7%, 11.1% and 2.2%, respectively, as well as a 12.6% increase in other revenues. In contrast, interconnection, international long distance and local service revenues decreased by 6.2%, 5.6% and 2.9%, respectively. Revenues from our non-Mexican operations accounted for 26.7% of total revenues in 2006, compared to 23.5% of total revenues in 2005.

In Mexico, our revenues decreased by 1.1% in 2006 due to lower real rates and a 10.0% decrease in the "calling party pays" rate that applies to fixed-to-mobile local calls. We have not raised our nominal rates since 2001, and we have given discounts for some domestic long distance and connectivity services, so in real terms our prices continue to fall. The number of lines in service declined by 0.7%, primarily due to the disconnection of 1.7 million lines, including 864 thousand prepaid lines that had payment problems or were not in use. Average revenue per line has also declined, partly because we have added new customers who have less disposable income and make less use of their lines.

Competition and changing technologies have had extensive effects on our financial performance, and it is difficult to predict their future impact. We expect continued pressure on prices for basic telephone services in Mexico. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for local networks. In addition, local service faces competition from other means of communication such as private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. The number of our broadband subscribers grew by 76.4% in 2006 and we expect that it will continue to grow and to affect usage of other services. Revenues from voice services (including local, long distance and interconnection) represented 75.6% of our consolidated revenues in 2006 (77.9% in 2005), while revenues from corporate networks and Internet access services represented 20.0% of our consolidated revenues in 2006 (18.1% in 2005).

Operating income decreased by 6.9% in 2006, but excluding the charges related to Brazilian taxes, operating income would have increased by 1.6%. Our consolidated operating margin was 27.6% in 2006 and 29.9% in 2005, while the operating margin of our Mexican operations was 37.2% in 2006 and

36.5% in 2005. Our operating margin in Mexico increased in 2006 because the reductions in costs and expenses were larger than the reduction in revenues. Our operating margin outside of Mexico decreased in 2006 because the growth in costs and expenses was larger than the growth in revenues due to the charges related to Brazilian taxes. Without those charges, our operating margin outside of Mexico in 2006 would have been 10.5% instead of 1.1%.

We frequently review possible acquisitions or other investments, with a focus on the telecommunications sector, particularly in Latin America, which could require the commitment of capital resources in addition to our budgeted capital resources. We may make further acquisitions that may increase the diversification of our business outside Mexico.

Our future results may be affected significantly by the general economic and financial conditions in the countries where we operate, including levels of economic growth, devaluation of the local currency, inflation or high interest rates. Our performance may also be affected by new acquisitions and other investments. Exchange rate variations on our U.S. dollar-denominated indebtedness, and the effect of inflation on our net monetary liabilities, contribute to the volatility of our comprehensive financing cost.

Effects of Acquisitions

As a result of our cash tender offer for all remaining outstanding shares of Embratel's voting and non-voting stock in 2006, we increased our interest in Embratel from 72.3% to 98.0% of the total capital stock as of June 30, 2007. In 2006, Embratel's equity interest in Net, which we acquired and transferred to Embratel in 2005, increased from 37.1% to 39.9%. We also acquired 99.2% of Superview, 80.0% of Sección Amarilla USA and 13.0% of 2Wire in 2006.

In 2004, we acquired Techtel, Chilesat, Metrored, a majority of the voting stock of Embratel and substantially all of the assets of AT&T Latin America. The consolidation of these companies affects the comparability of our 2005 results to our 2004 results, particularly since the largest of our 2004 acquisitions were not consolidated until the third quarter of 2004. Our consolidated financial statements reflect the consolidation of these companies as follows:

- Telmex Argentina, Telmex do Brasil, Telmex Chile, Telmex Colombia and Telmex Perú (holding the assets of AT&T Latin America in each respective country) (since March 1, 2004),
- Techtel (since May 1, 2004),
- Metrored (since July 1, 2004),
- Chilesat, now Telmex Corp. (since July 1, 2004),
- Embratel (since August 1, 2004),
- PrimeSys (since December 1, 2005),
- Net (equity method since November 1, 2005),
- Superview (since November 1, 2006), and
- Sección Amarilla USA (since November 1, 2006).

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses and operating income (each expressed as a percentage of total operating revenues), as well as our comprehensive financing cost, provisions, equity in results of affiliates, minority interest and net income for each of the years in the three-year period ended December 31, 2006.

	Year ended December 31,					
	2006		2005		2004	
	(millions of pesos)	(percentage of operating revenues)	(millions of pesos)	(percentage of operating revenues)	(millions of pesos)	(percentage of operating revenues)
Operating revenues						
Local service	P. 60,428	34.5%	P. 62,252	35.9%	P. 62,663	40.7%
Domestic long distance service	40,205	23.0	39,335	22.7	27,390	17.8
International long distance service	13,234	7.6	14,025	8.1	13,089	8.5
Interconnection service	18,365	10.5	19,586	11.3	21,139	13.7
Corporate networks	22,693	13.0	20,324	11.7	14,602	9.5
Internet access services	12,296	7.0	11,071	6.4	8,602	5.6
Other	7,785	4.4	6,912	3.9	6,567	4.2
Total operating revenues	175,006	100.0	173,505	100.0	154,052	100.0
Operating costs and expenses:						
Cost of sales and services	35,799	20.5	36,064	20.8	34,599	22.5
Commercial, administrative and general	35,035	20.0	29,174	16.8	24,684	16.0
Transport and interconnection	31,318	17.9	30,421	17.5	21,909	14.2
Depreciation and amortization	24,563	14.0	25,999	15.0	25,248	16.4
Total operating costs and expenses	126,715	72.4	121,658	70.1	106,440	69.1
Operating income	48,291	27.6%	51,847	29.9%	47,612	30.9%
Comprehensive financing cost:						
Interest income	(3,648)		(4,060)		(3,280)	
Interest expense	8,088		8,060		6,598	
Exchange loss (gain), net	1,639		3,762		(29)	
Monetary gain, net	(2,453)		(2,109)		(3,135)	
	3,626		5,653		154	
Income before income tax and employee profit sharing	44,665		46,194		47,458	
Provisions for:						
Income tax	13,059		12,310		13,601	
Employee profit sharing	3,002		3,049		3,105	
	16,061		15,359		16,706	
Income before equity in results of affiliates	28,604		30,835		30,752	
Equity in results of affiliates	458		69		(126)	
Net income	29,062		30,904		30,626	
Distribution of net income:						
Majority interest	28,534		30,006		30,253	
Minority interest	528		898		373	
	P. 29,062		P. 30,904		P. 30,626	

Revenues

Total revenues in 2006 were P.175,006 million, an increase of 0.9% over 2005, due to the growth of the revenues from our non-Mexican operations. In 2006, the portion of revenues attributable to our Mexican operations was 73.3% and the portion attributable to our non-Mexican operations was 26.7%. The percentage of our revenues attributable to voice services (including local, long distance and interconnection services) declined from 77.9% in 2005 to 75.6% in 2006, and we expect this trend to continue in 2007 as a result of greater growth in corporate networks and Internet access services, which accounted for 20.0% of our revenues in 2006, compared to 18.1% in 2005.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges, monthly fees for digital service and monthly measured service charges based on the number of calls. These revenues depend on the number of lines in service, the number of new lines installed and the volume of calls. In Mexico, measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly allotment. Accordingly, revenues from local service for residential customers do not depend solely on usage volume.

Revenues from local service decreased by 2.9% in 2006 and by 0.7% in 2005. For our Mexican operations, local service revenues were P.56,140 million in 2006 compared to P.58,062 million in 2005, a decrease of 3.3%, due to lower real rates, as our nominal rates remained unchanged for the sixth consecutive year, and a decrease in local traffic, reflecting the effects of competition from both wireless and other fixed-line service providers. These effects were partly offset by the higher penetration of digital services. The proportion of lines with at least one digital service (such as call waiting, caller ID, voicemail, three-way calling and call forwarding) rose to 44.2% in 2006, compared with 41.4% in 2005 and 38.2% in 2004. Revenues per line for our Mexican operations decreased by 7.9% to P.264.64 in 2006 from P.287.46 in 2005 and decreased by 11.6% to P.287.46 in 2005 from P.325.04 in 2004. The 34.2% increase in local revenue from our non-Mexican operations was due primarily to the increase in Embratel's local revenues as a result of a 32% increase in residential lines.

The decrease in revenues from local service in 2005 was primarily due to the decrease in local service revenues from our Mexican operations as a result of lower real rates and a decrease in local traffic for the same reasons set forth above with respect to the decrease in 2006. This decrease was partly offset by the increase in Embratel's local service revenues, without which revenues from local service would have decreased by 3.6% in 2005.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long distance calls made to our customers. The amount of operating revenues from domestic long distance service depends on rates and traffic volume. Domestic long distance revenues increased by 2.2% in 2006 and by 43.6% in 2005. The increase in 2006 was primarily due to an increase in long distance revenues from Embratel and other subsidiaries outside Mexico, which totaled P.22,681 million in 2006. In 2006, Embratel's domestic long distance traffic increased by 16.2%, primarily due to an increase in billed minutes principally related to calls originated on wireless devices and advanced voice services to corporate customers. With respect to our Mexican operations, domestic long distance revenues declined by 3.8% in 2006 due to a decrease in the average revenue per minute in real terms and a slower growth in domestic long distance traffic following the introduction of the "calling party pays" system for domestic long distance service in November 2006.

The increase in 2005 was due to the consolidation of long distance revenues from our subsidiaries outside Mexico, including Embratel, beginning in the second quarter of 2004. In 2005, although billed minutes increased by 6.9%, domestic long distance revenues from our Mexican operations declined by 1.6% due to lower real rates and customer discounts.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls made to our customers. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2006, settlement payments from foreign carriers represented 2.2% of our consolidated revenues and 29.6% of our international long distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues decreased by 5.6% in 2006 and increased by 7.2% in 2005. The decrease in 2006 was primarily caused by a decline in Embratel's international long distance revenues due to lower international settlement rates for traffic ending in Brazil and a 7.2% decline in total billed traffic. International long distance revenues from our Mexican operations decreased by 0.6% due to lower real rates, partly offset by an increase in the revenue from international settlement payments in connection with higher traffic. Outgoing billed minutes grew by 4.8%, while incoming billed minutes grew by 31.8%.

The increase in 2005 was due to the consolidation of international long distance revenues from Embratel and other subsidiaries outside Mexico. Without this revenue, there would have been a decrease in revenue of 7.8% in 2005 due to lower international settlement rates, the effect of a one-time settlement payment of P.297 million that Telmex received from international operators in 2004, lower real rates and customer discounts, partly offset by an increase in traffic. In 2005, outgoing billed minutes grew by 6.8%, while incoming billed minutes grew by 15.6%.

Revenues from Interconnection

Revenues from interconnection represent fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long distance calls. Calls between fixed and mobile telephones are subject to a "calling party pays" system, which Cofetel extended in November 2006 to cover long distance calls as well as local calls. In the case of local and domestic long distance service, under the "calling party pays" system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 76% of that amount to the mobile carrier that completes the call. In the case of international long distance service, we pay 100% of the interconnection fee received from the international carrier that originates the call to the mobile carrier that completes the call. We recognize the amount the customer pays us under interconnection revenue, and we recognize the amount we pay to the mobile carrier under interconnection cost.

Consolidated revenues from interconnection decreased by 6.2% in 2006 and by 7.3% in 2005. The decrease in 2006 was primarily due to a 4.0% decrease in interconnection revenues from our Mexican operations. The decrease in Mexican interconnection revenues in 2006 was primarily due to a 9.1% decrease in "calling party pays" revenues, caused by a 10.0% decrease of the "calling party pays" rate in 2006, and partially offset by an increase in traffic and additional revenues generated by the introduction of the "calling party pays" system for domestic and international long distance service. With respect to our Mexican operations, revenues from fixed-to-mobile calls represented 87.4% of interconnection revenues, revenues from local and long distance operators represented 9.3%, and the balance of interconnection revenues represented payments from cellular carriers for mobile-to-fixed calls. Pursuant to an agreement with all cellular operators in Mexico concluded in 2006, the "calling party pays" rates for local, domestic long distance and international long distance services will gradually decline through 2010.

In 2005, without the inclusion of revenue from our non-Mexican operations, particularly Embratel, the 7.3% decrease in interconnection revenues would have been 10.0%. For our Mexican operations, the decline was due to (a) a 10.9% decrease in "calling party pays" revenues due to a decrease in the "calling party pays" rate, despite increased traffic and (b) the appreciation of the peso against the U.S. dollar, which resulted in lower interconnection revenues from domestic long distance and cellular operators.

Revenues from Corporate Networks

Revenues from corporate networks include revenues primarily from the installation and leasing of dedicated private lines and revenues from virtual private network services. Revenues from corporate networks increased by 11.7% in 2006 and by 39.2% in 2005. The increase in 2006 was principally due to our non-Mexican operations, particularly Embratel, which recorded a 34.5% increase in 64 Kbps billed line equivalents provided to cellular carriers, and the addition of PrimeSys' revenues after its consolidation in December 2005. In 2006, corporate networks revenues from our Mexican operations have remained constant due to a 15.9% increase in billed line equivalents, which offset the decrease in average revenue per billed line equivalent resulting from increased competition.

A large part of the increase in revenues from corporate networks in 2005 was due to the consolidation of our non-Mexican operations, particularly Embratel. Without our non-Mexican operations, revenues would have increased by 3.9% in 2005, due to the increase in line equivalents and the expansion of our administrative networks business, partly offset by customer discounts and lower real rates.

Revenues from Internet Access Services

Revenues from Internet access services include set-up and service fees for dial-up and broadband Internet access. Revenues from Internet access services increased by 11.1% in 2006 and by 28.7% in 2005. The increase was principally due to a 12.9% increase in revenues from our Mexican operations, caused by a 76.4% increase in the number of our broadband (ADSL) customers, which reached 1,823 thousand at the end of 2006. This increase in our customer base was due in part to the migration of customers from dial-up to broadband services.

The increase in 2005 was due in part to the inclusion of revenue from our non-Mexican operations, particularly Embratel. Without the inclusion of revenue from our non-Mexican operations, growth would have been 17.3%. The increase in Mexico was due primarily to a large increase in the number of broadband (ADSL) customers, which grew by 84.4%, from 560.3 thousand at the end of 2004 to 1,033 thousand at the end of 2005.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising, sales at Telmex stores, sales of telecommunications equipment and accessories, and billing and collection services offered to third parties. Other revenues increased by 12.6% in 2006 and by 5.3% in 2005. The increase in 2006 was principally derived from our Mexican operations, where the 14.1% increase in other revenues was attributable to sales at Telmex stores, sales of yellow pages advertising, and billing and collection services offered to third parties.

The increase in other revenues in 2005 was due to the consolidation of Embratel. For our Mexican operations, other revenues decreased by 3.0% in 2005 due to lower revenues from the sale of telecommunications materials, partly offset by the increase in sales of yellow pages advertising and billing and collection services offered to third parties.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services decreased by 0.7% in 2006 and increased by 4.2% in 2005. With respect to our non-Mexican operations, cost of sales and services increased by 13.0% in 2006 due to the following costs at Embratel: an increase in the regulatory fees related to the Telecommunication Universal Fund Services, or FUST; the payment of a concession fee every two years beginning in January 2006; and the inclusion of PrimeSys' cost of sales and services since December 2005. This increase was more than offset by a 2.0% decrease in cost of sale and services for our Mexican operations due to tighter expense control, a reduction in maintenance expenses and resource use optimization, partly offset by an increase in the costs of computer equipment caused by higher sales of computers in conjunction with Internet access service.

The increase in 2005 was due to the consolidation of our non-Mexican operations. In 2005, cost of sales and services for our Mexican operations decreased by 4.1%, due to a one-time reduction in costs associated with computers that we resell to customers in conjunction with Internet access service, lower settlement rate expenses (due to the decline in international settlement rates), lower insurance and travel expenses and lower directory production costs, partly offset by higher expenses relating to the expansion and maintenance of our outside plant and network.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 20.1% in 2006 and 18.2% in 2005. The increase in 2006 was principally due to a charge of approximately P.3,240 million arising from the settlement of a dispute over Embratel's ICMS (*Imposto sobre Circulação de Mercadorias e Prestação de Serviços*) tax liability and a charge of approximately P.1,129 million for the recognition of contingencies associated with Embratel's income tax liability on incoming long distance service. With respect to our Mexican operations, commercial, administrative and general expenses increased by 1.6% due to a higher charge for doubtful accounts (reflecting the effect in 2005 of a reversal of P.201 million pursuant to an agreement with a data operator) and advertising expenses.

In 2005, the increase was due to the inclusion of expenses from our non-Mexican operations. For our Mexican operations, these expenses decreased by 1.1% in 2005, due mainly to lower marketing expenditures and lower costs for prepaid phone cards.

Transport and Interconnection

Costs from interconnection include payments we make in Mexico, principally to cellular carriers under the "calling party pays" system, and costs from transport include fees paid by our non-Mexican subsidiaries for the use of facilities to complete their calls in areas where we do not have network. Total transport and interconnection costs increased by 2.9% in 2006 and by 38.9% in 2005. With respect to our non-Mexican operations, the increase in 2006 was due to the growth in long distance traffic and last-mile cost. For our Mexican operations, the increase of 0.5% in 2006 was due to the introduction of the "calling party pays" system for domestic and international long distance service in November 2006.

In 2005, the increase was primarily due to the inclusion of transport and interconnection costs from our non-Mexican operations. Interconnection costs for our Mexican operations decreased by 9.0% in 2005, principally due to the 10.0% decrease in the "calling party pays" rate.

Depreciation and Amortization

Depreciation and amortization decreased by 5.5% in 2006 and increased by 3.0% in 2005. Under Mexican FRS, we restate imported fixed assets based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. As a result, changes in exchange rates and inflation rates affect the amount of depreciation. For our Mexican operations, depreciation and amortization decreased by 8.0% in 2006 as result of a lower restatement of our imported fixed assets, a decrease in the amount of our depreciable assets and technological improvements reflected in a decline in equipment prices. For our non-Mexican operations, depreciation and amortization increased by 2.1% due to higher investment expenses and the recognition of intangible assets at Embratel.

In 2005, the increase was due to the inclusion of depreciation and amortization from our non-Mexican operations, principally Embratel. For our Mexican operations, depreciation and amortization decreased by 9.5% in 2005 due to a decrease in the amount of our depreciable assets, reflecting declining equipment prices and the fact that the rate of Mexican inflation exceeded the rate of devaluation of the peso.

Operating Income

In 2006, operating income decreased by 6.9%, reflecting a 0.9% increase in revenues and a 4.2% increase in operating costs and expenses. Our operating margin decreased to 27.6% in 2006 from 29.9% in 2005 due to the charges related to Brazilian taxes. Without those charges, our operating margin would have been 30.1% and our operating income would have increased by 1.6%. In 2006, operating income from our Mexican operations increased by 0.7%, reflecting a 1.1% decrease in revenues and a 2.2% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 37.2% in 2006 from 36.5% in 2005, due to decreased costs and lower depreciation.

In 2005, operating income increased by 8.9%, reflecting a 12.6% increase in revenues and a 14.3% increase in operating costs and expenses. Our operating margin decreased to 29.9% in 2005 from 30.9% in 2004 due to the consolidation of our non-Mexican operations, which had lower operating margins than our Mexican operations. In 2005, operating income from our Mexican operations increased by 2.1%, reflecting a 2.9% decrease in revenues and a 5.6% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 36.5% in 2005 from 34.7% in 2004, due to decreased costs and expenses, including lower depreciation.

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (87.2% at December 31, 2006) is denominated in currencies other than Mexican pesos, so variation in the value of the peso affects our foreign exchange gain or loss and interest expense. Approximately 40% of our assets were denominated in foreign currencies at the end of 2006. In 2006, comprehensive financing cost was P.3,626 million compared with P.5,653 million in 2005. The changes in each component were as follows:

- Interest income decreased by 10.1% in 2006 and increased by 23.8% in 2005. The decrease in 2006 was due to a lower average level of interest-bearing assets and the effect in 2005 of the non-recurring gain from the sale of MCI shares, partly offset by a net non-recurring monetary indexation gain of P.1,592 million in 2006 related to Brazilian taxes. The increase in 2005 was due to the inclusion of Embratel's interest income, higher average interest rates in Mexico and abroad and our higher average level of interest-bearing assets.

- Interest expense increased by 0.3% in 2006 and by 22.2% in 2005. The increase in 2006 was primarily due to the 30.5% increase in charges and costs associated with our interest rate swaps (P.1,101 million compared to P.844 million in 2005), partly offset by the decrease in the average interest rates, the lower average cost of Embratel's indebtedness and the decline in the amount paid for debt repurchases (from P.191 million in 2005 to zero in 2006). The increase in 2005 was due to the inclusion of Embratel's interest expense, higher charges and costs related to swaps (P.844 million compared to P.461 million in 2004), higher average interest rates in Mexico and abroad and our higher average level of indebtedness, partly offset by a reduction in the amount paid for debt repurchases in 2005.

- We recorded a net exchange loss of P.1,639 million in 2006 and of P.3,762 million in 2005. In 2006, the net exchange loss was due to (i) an exchange loss of P.1,808 million caused by the depreciation of the peso against the U.S. dollar at year-end by approximately 1.5% and a charge of P.1,095 million under swaps related to our Brazilian operations, both of which were partly offset by the appreciation of the Brazilian real against the U.S. dollar at year-end by approximately 8.7%; and (ii) a net gain of P.169 million under our swaps related to our Mexican operations. In 2005, the net exchange loss was due to a charge of P.7,467 million for hedging contracts, partly offset by a net exchange gain of P.3,705 million due to the appreciation of the peso against the U.S. dollar at year-end by approximately 4.9% and the appreciation of the real against the U.S. dollar by 11.8%.

- Because average monetary liabilities exceeded average monetary assets, we recognized a net gain from monetary position. The net gain in monetary position increased by 16.3% in 2006 and decreased by 32.7% in 2005. The increase in 2006 was due to a greater net monetary position and a higher inflation rate compared to 2005. The decrease in 2005 was due to a lower inflation rate despite a greater net monetary position compared to 2004.

Income Tax and Employee Profit Sharing

The statutory rate of the Mexican corporate income tax was 29.0% in 2006, 30.0% in 2005 and 33.0% in 2004. The Mexican Income Tax Law was amended in 2004 to decrease the corporate income tax rate to 28.0% in 2007 and thereafter. Our effective rate of corporate income tax as a percentage of pre-tax profit was 29.2% in 2006, 26.7% in 2005 and 28.7% in 2004. The effective tax rate was higher in 2006 than in 2005 due to a decrease in comprehensive financing cost for tax purposes and the contribution of taxes imposed on foreign subsidiaries, partly offset by the lower statutory corporate income tax rate. The effective tax rate was lower in 2005 than in 2004 due to the effect of the reduction of the Mexican corporate income tax rate and the recognition in 2005 of deferred tax assets relating to provisions for employee profit sharing that, due to a change in the Mexican Income Tax Law, may now be deducted for tax purposes.

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

Net Income

Net income decreased by 6.0% in 2006 and increased by 0.9% in 2005. In 2006, the decrease was due to a decrease in operating income caused by the charges related to Brazilian taxes, partly offset by a decrease in comprehensive financing cost. In 2005, the increase was due to an increase in operating income and a decrease in income taxes and employee profit sharing, partly offset by an increase in comprehensive financing cost.

Results of Operations by Segment

We operate in seven geographic segments. Segment information is presented in Note 16 to our audited consolidated financial statements included in this Annual Report. Mexico is our principal geographic market, accounting for 73.3% of our total operating revenues in 2006 (compared to 74.8% in 2005) and 98.9% of our total operating income in 2006 (compared to 91.4% in 2005).

The table below sets forth the percentage of our total revenues and total operating income represented by each of our geographic segments for the periods indicated.

	2006		2005		2004	
	% of Total Revenues	% of Total Operating Income	% of Total Revenues	% of Total Operating Income	% of Total Revenues	% of Total Operating Income
Mexico	73.3%	98.9%	74.8%	91.4%	86.7%	97.5%
Brazil	24.4	0.6	23.2	6.3	11.1	0.5
Argentina	0.7	(0.2)	0.7	0.0	0.5	(0.2)
Chile	0.8	0.0	0.8	0.2	0.6	(0.2)
Colombia	0.5	0.5	0.3	0.3	0.2	0.1
Peru	0.4	0.1	0.4	0.0	0.3	0.0
United States	0.4	0.0	0.3	0.1	0.1	0.1
Total[(1)]	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Includes other revenues eliminated upon consolidation.

All amounts discussed below are presented in accordance with Mexican FRS. For the non-Mexican segments, we have restated the financial statements of foreign subsidiaries for certain inflationary effects. In particular:

- all 2006 and 2005 amounts (except those related to stockholders' equity) have been restated for inflation using the purchasing power of the local currency as of December 31, 2006; and

- foreign currency amounts have been converted into pesos at the exchange rate of the local currency into pesos prevailing as of December 31, 2006.

Accordingly, changes in local inflation rates and in exchange rates could significantly affect reported results in Mexican pesos and the comparability of reported results with results reported in prior years.

In the following discussion of operating revenues and operating income for our non-Mexican subsidiaries, we have used the results of the full years 2004, 2005 and 2006, even where we had not yet begun to consolidate them at the beginning of the relevant year. As a result, the information discussed below for our non-Mexican operations concerning operating revenues and operating income does not correspond to the geographical segment information in Note 16 to our audited consolidated financial statements.

Mexico

Operating revenues decreased by 1.1% in 2006 due to a 3.3% decrease in local service revenues, a 2.7% decrease in long distance revenues and a 4.0% decrease in interconnection revenues (primarily due to a 10.0% decrease in the "calling party pays" rate), partly offset by a 12.9% increase in Internet access revenues and a 14.1% increase in other revenues (mainly from sales at Telmex stores and sales of yellow pages advertising). Operating revenues decreased by 2.9% in 2005 due to a 3.6% decrease in local service revenues and a 10.9% decrease in "calling party pays" revenues.

Operating income increased by 0.7% in 2006 due to lower depreciation and amortization and lower costs of sales. In 2005, operating income increased by 2.1% due to lower costs and expenses and lower depreciation. Our operating margin in Mexico was 37.2% in 2006 and 36.5% in 2005.

Brazil

Operating revenues increased by 2.6% in 2006 due principally to an increase in revenues from local services, data services for corporate customers and other revenues, partly offset by a decrease in international long distance revenues. Operating revenues decreased by 3.2% in 2005 due principally to lower real rates for long distance service, partly offset by an increase in data and local service revenues.

Operating income decreased by 90.6% in 2006 due to an increase in general and administrative expenses as a result of a charge of P.3,240 million (R$632 million) arising from the settlement of a dispute over Embratel's ICMS tax liability and a charge of P.1,129 million for the recognition of contingencies associated with Embratel's income tax liability for incoming international long distance service. Excluding these charges, operating income would have increased by 43.4% in 2006. Operating income increased by 263.8% in 2005 due to a decrease in general and administrative expenses as a result of a decrease in expenses for publicity and marketing, advisory and consulting services, transport and interconnection. Our operating margin in Brazil was 0.7% in 2006 and 7.8% in 2005.

Argentina

Operating revenues increased by 8.5% in 2006 due to higher revenues from Internet access service, local service and other services (including revenues from the international information center operating since November 2005). Operating revenues in Argentina increased by 17.9% in 2005 due to an increase in other revenues as a result of our launch of the international information center that monitors the services provided by us to our international customers located throughout Latin America as well as a 65.0% increase in revenue from wholesale interconnection and a 24.5% increase in revenue from local service as a result of higher traffic.

Operating loss increased by 317.0% in 2006 due to an increase in costs and expenses, mainly as a result of an increase in expenses for advisory and other third-party services, as well as an increase in expenses for publicity and promotion and depreciation due to additional plant, property and equipment. Operating loss improved from P.(320) million in 2004 to P.(18) million in 2005 due to an increase in revenues and a decrease in costs and expenses. Costs and expenses decreased as a result of a decrease in depreciation expense and seniority premium and pension costs, the non-recurrence of restructuring expenses incurred in 2004 and a decrease in expenses related to advisory services, partly offset by an increase in advertising expenses. Our operating margin in Argentina was (6.2)% in 2006 and (1.6)% in 2005.

Chile

Operating revenues in Chile increased by 0.7% in 2006, due mainly to an increase in revenues from local and data services and an increase in other revenues, partly offset by a decrease in long distance revenues due to the continued migration to mobile services and private networks. Operating revenues in Chile increased by 9.3% in 2005, due mainly to an increase of over 200% in revenues from local service, which we began to provide in the second half of 2004, and an increase in rates, as well as a 5.0% increase in revenues from data services and a 25.3% increase in other revenues.

In 2006, we had an operating loss of P.21 million (compared to an operating income of P.85 million in 2005) due to an increase in costs as a result of higher last-mile expenses, an increase in salaries and benefits, an increase in depreciation and amortization, and higher network maintenance expenses. Operating income increased by 192.1% in 2005 compared with an operating loss in 2004, due to a 9.3% increase in revenues and a 30.6% decrease in costs as a result of efficiencies resulting from the restructuring of our Chilean operations in 2004 and lower expenses for advisory services and amortization. Our operating margin in Chile was (1.5)% in 2006 and 6.2% in 2005.

Colombia

Operating revenues in Colombia increased by 56.6% in 2006 due to an increase in revenues from data services mainly as a result of a larger customer base, the integration of several corporate customers' sites and the inclusion of Superview's revenues. Operating revenues in Colombia increased by 32.0% in 2005 due to a 37.5% increase in revenues from data services, partly offset by a decrease in revenues from Internet access services as a result of a decrease in rates.

Operating income increased by 78.5% in 2006 due to an increase in operating revenues, partly offset by a 32.0% increase in costs and expenses related to increased expenses incurred in reaching customers in areas in which we do not have a local network and the inclusion of Superview's costs and expenses. Operating income increased by 190.1% in 2005 due to an increase in revenues, partly offset by a 10.7% increase in costs and expenses due to an increase in expenses incurred to reach customers in areas in which we do not have a local network. Our operating margin in Colombia was 28.9% in 2006 and 25.3% in 2005.

Peru

Operating revenues in Peru increased by 11.4% in 2006 due to a 30.7% increase in revenues from other services as a result of higher revenues from our international data network services and equipment sales, a 22.2% increase in revenues from local services, and a 16.8% increase in revenues from data services as a result of an increase in usage and rates. Operating revenues in Peru increased by 13.7% in 2005 due to a 42.2% increase in revenues from local services, a 178.6% increase in revenues from other services as a result of higher equipment sales and a 3.5% increase in revenues from data services as a result of an increase in usage despite a decrease in rates.

Operating income increased by 2,380.5% in 2006 due to an increase in operating revenues that more than offset a 5.1% increase in costs and expenses. Costs and expenses increased in 2006 as a result of an increase in expenses for advertising and advisory services, partly offset by a decrease in depreciation expense and doubtful accounts. Operating income increased by 126.7% in 2005 due to an increase in revenues that more than offset a 22.1% increase in costs and expenses. Costs and expenses increased due to higher depreciation expense, partly offset by lower expenses for advertising, advisory services and doubtful accounts and the non-recurrence of restructuring expenses incurred in 2004. Our operating margin in Peru was 5.9% in 2006 and 0.3% in 2005.

United States of America

Operating revenues in the United States increased by 55.3% in 2006 due to an increase in revenues from long distance, data and Internet access services.

Operating income increased by 2.8% in 2006 due to an increase in operating revenues, partly offset by an increase in infrastructure costs and an increase in payments to contractors as a result of the purchase and installation of new equipment for international data service. Our operating margin in the United States was 2.2% in 2006 and 3.3% in 2005.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments and acquisitions. We have generally met our capital requirements primarily from operating cash flows and limited borrowing. We also use our operating cash flows to finance our share repurchase program. Resources provided by operating activities were P.53,922 million in 2006, P.54,555 million in 2005 and P.67,055 million in 2004. Our resources provided by operating activities decreased in 2006 due to the increased application of resources to marketable securities, accounts receivable and prepaid expenses, partly offset by increased application of resources to accounts payable, accrued liabilities and taxes payable. We had a working capital surplus (an excess of current assets over current liabilities) of P.9,026 million at December 31, 2006, P.11,343 million at December 31, 2005 and P.12,772 million at December 31, 2004. Our working capital is sufficient for our present requirements.

Our capital expenditures were P.21,537 million in 2006, P.25,618 million in 2005 and P.22,360 million in 2004. The 14.6% increase in 2005 was due to higher investment in Embratel and other subsidiaries outside Mexico. In 2006, we used 78.4% of our capital expenditures for growth projects in the voice, data and transport infrastructure, 18.1% for operational support projects and operating needs, and 3.5% for rural and public telephony. We expect that our capital expenditures in 2007 will be approximately P.24.7 billion (U.S.$2.2 billion). Budgeted capital expenditures for 2007 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions.

The amount spent on share repurchases was P.23,789 million in 2006, P.17,981 million in 2005 and P.14,938 million in 2004. The amount spent on share repurchases is determined from time to time by the executive committee taking into account factors including the price of our shares and our capital resources. Our shareholders have given renewed authorization to our officers to make share repurchases, most recently on April 27, 2007. There is no obligation to spend any of the authorized amounts. See *Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.*

Dividends paid totaled P.8,526 million in 2006, P.8,903 million in 2005 and P.8,756 million in 2004. Our shareholders have approved dividends of P.0.45 per share to be paid in four installments out of 2006 income. We expect to pay an aggregate of approximately P.8.9 billion in dividends from June 2007 through March 2008 (based on the number of outstanding shares at June 30, 2007).

In the table below we set forth certain contractual obligations as of December 31, 2006, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. We do not expect to contribute to our pension funds in 2007 and the extent of future contributions will depend on the performance of our plan assets and actuarial calculations in future years. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2006)				
	Total	2007	2008-2009	2010-2011	2012 and beyond
			(in millions of pesos)		
Contractual obligations:					
Total debt[1]	P. 100,743	P.12,551	P.33,215	P.29,802	P.25,175
Purchase obligations	10,169	6,101	4,068	–	–
Total	P. 110,912	P.18,652	P.37,283	P.29,802	P.25,175

(1) Excludes interest payments.

At December 31, 2006, we had total indebtedness of P.100,743 million (approximately U.S.$9,263 million) compared to total indebtedness of P.96,853 million (approximately U.S.$8,492 million) at December 31, 2005. We incurred additional U.S. dollar and peso-denominated debt in 2006. The increase in 2006 was primarily due to the restructuring of our syndicated loan obtained in 2005, which increased our indebtedness by U.S.$500 million, a new U.S.$500 million syndicated loan, our issuance outside Mexico of P.4.5 billion principal amount of 8.75% peso-denominated global senior notes due 2016 and new loans to Embratel totaling U.S.$611 million, all of which were partly offset by the amortization of our indebtedness.

The major categories of indebtedness at Telmex are as follows:

- U.S. dollar-denominated bank loans. These include two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2006 was approximately 5.8%. We had U.S.$5,019 million in bank loans, equivalent to P.54,582 million, outstanding at December 31, 2006. The largest component is the U.S.$3,000 million facility that Telmex obtained in August 2006 to restructure the syndicated U.S.$2,500 million bank loan it obtained in 2005. The loan has three tranches, one tranche of U.S.$1,300 million that matures in three years, a second tranche of U.S.$1,000 million that matures in five years and a third tranche of U.S.$700 million that matures in seven years. In June 2006, we also obtained a new U.S.$500 million syndicated loan facility.

  Certain of our bank loans contain financial and operating covenants. The most restrictive covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

- U.S. dollar-denominated senior notes. We had U.S.$2,750 million aggregate principal amount of senior notes outstanding, equivalent to P.29,908 million at December 31, 2006.

  During 2005, we repurchased in the open market U.S.$432 million of the 8.25% senior notes due in January 2006. The difference between the repurchase price and the face amount of the notes was P.190.5 million (U.S.$15.6 million), which was recognized under comprehensive financing cost in that year. The outstanding balance of U.S.$1,068 million was paid at maturity in January 2006. In January 2006, we issued outside Mexico P.4.5 billion of 8.75% peso-denominated global senior notes due 2016. Approximately 62% of the senior notes were purchased by Mexican institutions.

As a result, Telmex has four series of senior notes outstanding:

Maturity	Issuance	Interest	Original Amount (millions)
November 2008	November 2003	4.50%	U.S.$1,000
January 2010	January/February 2005	4.75%	U.S.$950
January 2015	January/February 2005	5.50%	U.S.$800
January 2016	January 2006	8.75%	P. 4,500

- Peso-denominated senior notes. We have issued peso-denominated senior notes (*certificados bursátiles*) from time to time in the Mexican market. Part of these notes bears interest at fixed rates and part bears interest at specified spreads over Mexican *Cetes* (short-term Mexican government obligations). At December 31, 2006, we had P.7,100 million outstanding maturing from 2007 to 2012, and the weighted average interest rate was 9.0%. In April 2007, we issued P.9,500 million of peso-denominated senior notes in two tranches. One tranche matures in 2037 and bears an 8.36% fixed rate of interest, while the other tranche matures in 2012 and bears a floating rate of interest at the Mexican interbank equilibrium interest rate less 10 basis points.

We also have smaller amounts of other categories of outstanding indebtedness, including peso-denominated loans from Mexican banks, financial leases and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from international banks, although if market conditions change, we may seek currency from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

The principal categories of indebtedness at Embratel are bank facilities denominated in U.S. dollars (P.10,460 million at December 31, 2006) and bonds denominated in U.S. dollars (P.1,936 million at December 31, 2006). In 2007, Embratel has incurred additional indebtedness of approximately U.S.$231 million.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, Embratel's liquidity could be materially affected. See Note 12 to our audited consolidated financial statements.

At December 31, 2006, 85.97% of our total consolidated indebtedness was denominated in U.S. dollars, 12.81% in Mexican pesos, 0.04% in Brazilian *reais* and 1.18% in other currencies. Our currency hedging practices are described below.

At December 31, 2006, 55.5% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds, including those of Embratel, at December 31, 2006 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest rate swaps) was approximately 6.3%. The inclusion of fees and the effect of interest rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2006 would increase such cost by 0.8%, to 7.1%.

Hedging

Currently, our hedging activities fall into three categories, as described below. Our hedging practices vary from time to time depending on our judgment about the level of risk and the costs of hedging. We may stop hedging or modify our hedging practices at any time.

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time Telmex enters into hedging transactions to protect to some degree against the short-term risks of devaluation of the Mexican peso. Under Mexican FRS, we account for these transactions on a fair value basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2006, our U.S. dollar-peso exchange rate swaps (excluding Embratel) covered liabilities of U.S.$4,255 million and our cross currency swaps covered liabilities of U.S.$2,250 million out of our total U.S. dollar-denominated liability of P.73,995 million (approximately U.S.$6,804 million), but the amount of our hedging position varies substantially from time to time. In 2006, we recognized a net credit of P.50.0 million and a charge of P. 76.4 million in our results of operations, reflecting the effects of exchange rate variations (principally the devaluation of the U.S. dollar against the peso in 2006) under our exchange rate and cross currency swaps, respectively. See Note 8 to our audited consolidated financial statements.

Slightly more than half of our peso-denominated indebtedness (P.12,900 million at December 31, 2006) bears interest at floating rates. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos or U.S. dollars. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the terms or amounts of our floating-rate liabilities. The aggregate notional amount of our interest rate swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2006, the aggregate notional amount of our peso-denominated interest rate swaps was P.31,952 million. As of December 31, 2006, we had interest rate swaps with a notional value of U.S.$1,050 million under which we pay six-month LIBOR rates and receive fixed rates and interest rate swaps with the same notional value under which we pay fixed rates and receive six-month LIBOR rates. The net effect of these swaps in 2006 was a reduction in our interest payments by 0.907%. In 2006, Telmex recognized a net expense of P.723.5 million (compared to P.197.5 million in 2005) in connection with these swaps, which was included in comprehensive financing cost. This amount includes an expense of P.549.1 million for the substitution of peso-denominated interest rate swaps in 2006.

Because a substantial portion Embratel's indebtedness is denominated in foreign currencies, Embratel enters into hedging transactions to protect itself to some degree against the short-term risks of devaluation of the Brazilian real. At December 31, 2006, Embratel had swaps and forwards covering U.S.$288.3 million of its indebtedness. Embratel recognized a charge of P.643 million in 2006, reflecting the effects of exchange rate variations under its hedging agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.27,604 million in 2006, P.28,144 million in 2005 and P.30,356 million in 2004. Compared to Mexican FRS, net income under U.S. GAAP was 5.3% lower in 2006, 9.8% lower in 2005 and 0.9% lower in 2004.

There are several differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders' equity. The most significant in its effect on net income is the difference in how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican FRS, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate.

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, business combinations, capitalization of interest on assets under construction, deferred profit sharing and the treatment of minority interest. The differences in stockholders' equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 18 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2006 to P.23,254 million, or 18.4% of our operating costs and expenses, under Mexican FRS, and P.27,051 million, or 20.5% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 18 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. For example, in 2003, we reduced the useful lives of certain assets to reflect technological changes, which resulted in a P.975 million increase in depreciation expense. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense. For example, in both 1999 and 2000, we lengthened the useful lives of certain categories of fixed assets.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans and, in the case of Embratel, defined contribution and medical assistance plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2006, we recognized net period cost relating to these obligations of P.4,722 million under Mexican FRS and P.4,113 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 7 (Mexican FRS) and Note 18 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2006, an actuarial loss of P.15,413 million was primarily attributable to the revision of the actuarial hypotheses used in the computation of pensions. This revision was based on our experience and future expectations with respect to retirement as well as general trends in Mexico over the past several years. The actuarial loss in 2006 was also due in part to the change in the estimated retirement age and our experience with retired personnel.

The return on investments of our pension fund amounted to a gain of P.17,189 million in 2006, due to the gains by plan assets on the Mexican Stock Exchange and the increase in fixed-yield interest rates. As of December 31, 2006, 43.7% of fund assets consisted of peso-denominated fixed-income securities and 56.3% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years. Our actuarial assumptions as of December 31, 2006 include an assumed annual return of 6.8% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2006, the amount of the allowance was P.5,380 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

Revenues from Prepaid Telephone Cards

We recognize revenues from the sale of our prepaid telephone service cards based on our estimate of the usage of time covered by the prepaid card. We estimate the period for usage of prepaid telephone cards in accordance with available statistics that reflect the total usage of cards and the total amounts sold. The cards do not have an expiration date.

The prepaid telephone card contains a data chip that "tracks" the number of units of service the card can provide. Each time the card is used, the telephone equipment records the number of units used and reduces the number of available units on the chip. When the number of available units in the chip is reduced to zero, it ceases to function. We track the aggregate number of units sold and the aggregate number of units used, but we do not track the number of units used on a card-by-card basis.

Impairment of Long-Lived Assets

We review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

Purchase accounting—purchase price allocation

During 2006, 2005 and 2004, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets, such as licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences in our non-Mexican subsidiaries, mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil, is supported by the history of taxable income and Embratel's estimate of future profitability. Bulletin D-4 establishes the conditions for recording and maintenance of these deferred assets. Based on Embratel's financial projections, we believe that these assets will be realized over a period of ten years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In a number of significant tax disputes with the Brazilian tax authorities, we have recorded no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability, because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have a negative impact on future results and cash flows.

Item 6. Directors and Officers of Registrant

Directors

Management of our business is vested in the Board of Directors and the chief executive officer. Our bylaws provide for the Board of Directors to consist of a maximum of 21 directors and up to an equal number of alternate directors. A majority of the directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares. Pursuant to our bylaws and Mexican law, at least 25% of our directors must qualify as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law (*Ley del Mercado de Valores*). In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

Each of Carso Global Telecom and AT&T International has agreed to vote for the directors and alternate directors named by the other in accordance with their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 18 members of our Board of Directors as of April 27, 2007, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Domit Co-Chairman; chairman of the executive committee	Born:	1967
	First elected:	1995
	Term expires:	2008
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A.B. de C.V.; Vice Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Jaime Chico Pardo Chairman; member of the executive committee	Born:	1950
	First elected:	1991
	Term expires:	2008
	Principal occupation:	Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Co-Chairman of the board of directors of IDEAL (Impulsora del Desarrollo y el Empleo en América Latina)
	Other principal directorships:	Member of the board of directors of América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Grupo Condumex, S.A. de C.V.; Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México)
Antonio Cosío Ariño Director; alternate member of the executive committee	Born:	1935
	First elected:	1991
	Term expires:	2008
	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Tejidos Puente Sierra, S.A de C.V.
	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V. and Grupo Hotelero Brisas, S.A. de C.V.; member of the board of directors of Grupo Sanborns, S.A. de C.V., Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. and Grupo Financiero Banamex-Accival, S.A. de C.V.
Antonio del Valle Ruiz Director, chairman of the audit committee	Born:	1938
	First elected:	2007
	Term expires:	2008
	Principal occupation:	Chairman of the board directors of Grupo Empresarial Kaluz, S.A. de C.V.
	Other directorships:	Member of the board of directors of Mexichem S.A.B. de C.V., Escuela Bancaria y Comercial, Minera las Cuevas y Polímeros de México and Fundación Pro Empleo, A.C.
	Business experience:	Founder of Grupo Empresarial Kaluz, S.A. de C.V.; founder and chief executive officer of Grupo Financiero Bital; president of the Mexican Business Round Table; president of the Mexican Bankers Association

Laura Diez Barroso de Laviada Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1951 2005 2008 President of Tenedora y Promotora Azteca S.A. de C.V. Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V., Fundación del Centro Histórico de la Cd. de México A.C. and Royal Caribbean International
Amparo Espinosa Rugarcía Director	Born: First elected: Term expires: Principal occupation:	1941 1991 2008 Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
Élmer Franco Macías Director	Born: First elected: Term expires: Principal occupation: Other directorships: Business experience:	1940 1991 2008 Chief Executive Officer and member of the board of directors of Infra, S.A. de C.V. Member of the board of directors of Corporativo Infra, S.A. de C.V., Electrodos Infra, S.A. de C.V., Envases de Aceros, S.A. de C.V., Corporacion Infra, S.A. de C.V. and Conglomerado Industrial y Metaloides and Banco Nacional de México, S.A. Various positions at Grupo Infra since 1958
Ángel Losada Moreno Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1955 1991 2008 Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A.B. de C.V. Chairman of the board of directors of Office Depot de México, S.A. de C.V.; member of the board of directors of Grupo Financiero Banamex—Accival, S.A. de C.V., Price Smart, Inc and Food Market Institute
Juan Antonio Pérez Simón Vice Chairman; member of the executive committee	Born: First elected: Term expires:	1941 1991 2008

	Principal occupation and other directorships:	Chairman of the board of directors and member of the executive committee of Sanborn Hermanos, S.A.; member of the board of directors of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Cigarros La Tabacalera Mexicana, América Telecom, S.A. de C.V. and Sears Roebuck de México, S.A. de C.V.
Marco Antonio Slim Domit	Born:	1968
Director; alternate member of the executive committee	First elected:	1995
	Term expires:	2008
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V. and Grupo Sanborns, S.A. de C.V.
Héctor Slim Seade	Born:	1963
Director	First elected:	2007
	Term expires:	2008
	Principal occupation:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V.
	Business experience:	Chief Operational Support and Procurement Officer of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa
Fernando Solana Morales	Born:	1931
Director; chairman of the corporate practices committee	First elected:	2007
	Term expires:	2008
	Principal occupation:	President of the Mexican Board of International Affairs; President of the Mexican Fund for Education and Development; President of Solana Advisers; member of the board of directors of Analitica
	Other directorships:	Member of the boards of directors of banks, industrial enterprises, universities, philanthropic and cultural organizations
	Business experience:	Member of the Mexican Senate; Chief Executive Officer of Banamex; Ministry of International Affairs; Ministry of Education; Ministry of Commerce

Oscar Von Hauske Solís Director	Born:	1957
	First elected:	2007
	Term expires:	2008
	Principal occupation:	President of Telmex International, Systems and Telecommunications Operators at Teléfonos de México, S.A.B. de C.V.
	Business experience:	Head of finance at Grupo Condumex, S.A. de C.V.
Rayford Wilkins Jr. Director	Born:	1951
	First elected:	2005
	Term expires:	2008
	Principal occupation and other directorships:	Group President of AT&T International; member of the board of directors and the executive committee of América Móvil, S.A.B. de C.V.
	Business experience:	Various positions in the wireless industry at AT&T Corp.
Eric D. Boyer Director; member of the executive committee	Born:	1965
	First elected:	2007
	Term expires:	2008
	Principal occupation:	President and manager of investments in Latin America of AT&T Mexico
	Business experience:	Various positions at AT&T Corp.
Larry I. Boyle Director; member of the executive committee	Born:	1957
	First elected:	2006
	Term expires:	2008
	Principal occupation:	Chief Financial Officer of AT&T Mexico
Rafael Kalach Mizrahi Director	Born:	1946
	First elected:	1995
	Term expires:	2008
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V., Grupo Sanborns, S.A. de C.V. and U.S. Commercial Corp., S.A.B. de C.V.

Ricardo Martín Bringas Director	Born:	1960
	First elected:	1998
	Term expires:	2008
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A.B. de C.V. and ING de México; member of Consejo Mexicano de Hombres de Negocios, A.C.

As of April 27, 2007, the alternate directors, each of whom serves a one-year term, are as follows:

	First Elected Director or Alternate Director
Patrick Slim Domit	1999
Arturo Elías Ayub	2000
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Jorge C. Esteve Recolons	2004
Antonio Cosío Pando	2002
Eduardo Tricio Haro	2005
Ángeles Espinosa Iglesias	1993
Agustín Franco Macías	1991
Jaime Alverde Goya	1993
José Kuri Harfush	1995
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1991
Federico Laffan Fano	1991
Jorge A. Chapa Salazar	2002
Francisco Medina Chávez	2002

The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Of our directors and alternate directors, Élmer Franco Macías and Agustín Franco Macías are brothers; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; Arturo Elías Ayub is the son-in-law of Carlos Slim Helú; Héctor Slim Seade is the nephew of Carlos Slim Helú; and Amparo Espinosa Rugarcía and Ángeles Espinosa Yglesias are sisters.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares and A Shares voting together. Under an agreement entered into in December 2000 between Carso Global Telecom and AT&T International, the executive committee consists of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and AT&T International have agreed to vote for three members named by Carso Global Telecom and one member named by AT&T International. The current members of the executive committee are Jaime Chico Pardo, Juan Antonio Pérez Simón and Carlos Slim Domit, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Eric D. Boyer, named upon nomination by AT&T International. The current alternate members of the executive committee are Antonio Cosío Ariño, José Humberto Gutiérrez-Olvera Zubizarreta and Marco Antonio Slim Domit, all nominated by Carso Global Telecom and elected by various other Mexican investors, and Larry I. Boyle, named upon nomination by AT&T International. The current members and alternate members of the executive committee were appointed at the annual ordinary general meeting of shareholders held on April 27, 2007.

Corporate Governance

In January 2001, a Mexican commission of business leaders, with the support of the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or the CNBV), issued a Code of Best Corporate Practices (*Código de Mejores Prácticas Corporativas*) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. The Mexican Securities Market made compliance with requirements of the Code of Best Corporate Practices obligatory for all publicly traded Mexican companies. Under the Mexican Securities Market Law, we are also required to have one or more committees that perform audit and corporate practices functions. See *Item 10. Additional Information—Bylaws and Mexican Law—Mexican Securities Market Law.*

Audit Committee

The audit committee consists of Antonio del Valle Ruiz (the audit committee's chairman, appointed at the annual ordinary general meeting of shareholders held on April 27, 2007), Rafael Kalach Mizrahi and José Kuri Harfush. Messrs. Del Valle Ruiz and Mizrahi are directors and Mr. Kuri Harfush is an alternate director. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See *Item 16A. Audit Committee Financial Expert.* The audit committee operates under a written charter approved by our Board of Directors. A copy of the audit committee charter is available on our website at www.telmex.com.

The mandate of the audit committee is to establish and review procedures and controls to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. The mandate of our audit committee includes the following functions, among others:

- advise the Board of Directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) our internal control and internal audit guidelines, (b) our accounting policies by reference to financial reporting standards, (c) our financial statements, (d) the appointment of our external auditors, and (e) transactions that either are outside the ordinary course of our business or, in relation to the results for the immediately preceding fiscal quarter, constitute (i) the acquisition or disposition of assets or (ii) the provision of guaranties or the assumption of liabilities, in each case, equal to or greater than 5% of our consolidated assets;

- evaluate, analyze and supervise the work performed by our external auditors, including (a) review with them our annual and interim financial statements; (b) approve non-audit services provided by them; (c) resolve any disagreements between them and management; and (d) ensure their independence and objectivity;

- discuss our financial statements with the persons responsible for their preparation and review and issue a recommendation to the Board of Directors with respect to committee's approval thereof;

- inform the Board of Directors of the status of the internal control and internal audit system, including any detected irregularities;

- advise the Board of Directors with respect to the annual report of our chief executive officer;

- assist the Board of Directors in the preparation of the report on our principal accounting and financial information policies and criteria;

- seek the opinion of independent experts and other advisors when required or deemed necessary;

- investigate possible violations of operational guidelines and policies or of the internal control, internal audit and accounting records system by examining the documentation, records and other evidence deemed necessary;

- request periodic meetings with management and any information related to internal control and internal audit;

- call a shareholders' meeting and request the inclusion of matters it considers appropriate on the agenda;

- supervise and discuss with the Board of Directors our internal control system relating to risk management and compliance with applicable laws;

- ensure the existence of control mechanisms to provide that consistent unaudited financial information is presented to the Board of Directors;

- report to the Board of Directors on any detected significant irregularities and on its activities in general, conduct an annual self-evaluation, and review and propose amendments to its rules;

- supervise, review and discuss the audit procedures of our internal audit department;

- receive from our external auditors a report that includes an analysis of: (a) all critical accounting policies utilized by us; (b) all policies and financial reporting standards that differ from those utilized by us and that have been discussed with management, including the implications of using such policies and practices; and (c) any other written communications regarding significant matters between our external auditors and management, including the annual letter to management, in which our external auditors summarize their recommendations regarding our internal controls and the non-adjusted differences in inventory identified during the audit process;

- establish procedures for receiving, retaining and addressing complaints regarding accounting, internal control and audit matters, including procedures for confidential submission of such complaints;

- review and analyze with management and our external auditors this Annual Report and the quarterly financial results presented to the SEC;

- oversee the execution of resolutions adopted at shareholders' meetings or by the Board of Directors; and

- perform any other functions pursuant to its mandate or expressly conferred by the Board of Directors.

The audit committee has reviewed this Annual Report, as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report, and recommended that such financial statements be included herein.

The Audit Committee Report

A translation from Spanish to English of the audit committee's annual report submitted to the Board of Directors on March 14, 2007 is provided below.

Audit Committee Report

Mexico, D.F., March 14, 2007

To the Board of Directors of
Teléfonos de México, S.A.B. de C.V. (Telmex)

Mr. Chairman and Board Members:

The Company's management has the basic responsibility of issuing financial statements based on Mexican financial reporting standards, preparing financial information in a timely manner, and implementing internal control systems. The Audit Committee has reviewed the consolidated audited financial statements of Teléfonos de México, S.A.B. de C.V. (Telmex) and subsidiaries as of December 31, 2006. This review included analysis and approval of policies, procedures and accounting practices of the Company and its subsidiaries. The accounting policies for the preparation of the Company's financial information proposed and recommended by this Committee have received the approval of the Board of Directors.

As a result of the review of the above-mentioned financial statements, which include financial information on the companies controlled by Telmex, and based on the activities carried out in connection therewith by this Committee and the work performed by the External Auditors and the Telmex Internal Auditing Area, it is concluded that such financial statements reasonably reflect in all relevant aspects the consolidated financial position of Telmex and its subsidiaries at December 31, 2006, the results of their operations, changes in stockholders' equity and changes in consolidated financial position for the year ending as of such date, based on Mexican financial reporting standards.

The Committee evaluated the performance of the External Auditors, who are responsible for performing an audit of the financial statements of the Company and expressing an opinion about the conformity of such financial statements to Mexican financial reporting standards. The Committee determined that the external auditing firm retained for reviewing the financial statements of the Company, as well as the External Auditor who performed it, meet the professional standards and have the intellectual and economic independence necessary to perform this duty.

The Committee has ensured that interim public financial information, such as the quarterly financial information presented to the Mexican Stock Exchange and the National Banking and Securities Commission, has been prepared in accordance with the same principles, procedures, criteria and accounting practices used in the preparation of the annual financial information.

Based on the aforesaid reviews and comments, the Committee recommends that the Board of Directors approve the audited consolidated financial statements of Telmex and subsidiaries as of December 31, 2006, so that they may be included in the Annual Report by the Chief Executive Officer on the 2006 fiscal period, which is to be submitted, in due course, for approval by the Shareholders' Meeting.

Additionally, Telmex has an Internal Auditing Area. The internal control system has been reviewed and evaluated by the Audit Committee and, in the Committee's opinion, meets the required level of effectiveness so that the Company operates in a general control environment. The External Auditors have reported to us certain matters that the Committee considers immaterial concerning internal controls that came to their attention in the course of their audit. The aforesaid system covers the general guidelines approved by the Board of Directors, upon the recommendation by this Committee.

Except for the information provided to us by external auditors, neither this Committee nor the General Management of the Company has had any knowledge of non-compliance with the operational and accounting records guidelines and policies of the Company or of any companies it controls, nor, to its knowledge, have any remarks by shareholders, board members, relevant executives, employees and any other third parties, been brought to its attention, regarding accounting, internal controls and other matters relating to the internal or external audit, nor is it aware of any claims made with respect to any actions deemed irregular in the management thereof.

The members of this Committee have been following the resolutions issued at the Meetings of the Shareholders and the Board of Directors mainly through the reports submitted to, and matters discussed in, the Meetings of the Board of Directors and the Audit Committee itself.

The Committee verified that there are controls in the Company that allow a determination of whether the Company complies with applicable legal and administrative dispositions and reviewed the respective reports regarding litigation and proceedings that in each case could represent a contingency. As a result, the Committee did not detect any significant risk that could result from the current legal situation of the Company and that could have an effect on the Company's financial statements.

Finally, Telmex's Audit Committee also submits for consideration by the Board of Directors, for eventual submission to the Shareholders' Meeting, the opinion referred to in Article 28, Section IV, paragraph (c) of the Mexican Securities Market Law in connection with the audited consolidated financial statements of Telmex and subsidiaries as of December 31, 2006, and the Notes thereto, issued by the External Auditors of the Company, which form an integral part of the report of Telmex's Chief Executive Officer prescribed by article 44, section XI of the aforesaid Law.

Based on the analysis of this Committee of the above-mentioned financial statements and on the respective report by the External Auditor, the Audit Committee issues the following opinion:

1. The accounting and information policies and criteria followed by the Company are adequate and sufficient, taking into account its specific circumstances.

2. Such policies and criteria have been consistently applied in the information submitted by the Chief Executive Officer.

3. As a result of the remarks stated in paragraphs 1 and 2, the information submitted by Telmex's Chief Executive Officer reasonably reflects the financial position and the results of the Company.

Antonio del Valle Ruiz
Chairman

Corporate Practices Committee

The corporate practices committee consists of Fernando Solana Morales (the corporate practices committee's chairman, appointed at the annual ordinary general meeting of shareholders held on April 27, 2007), Antonio Cosío Ariño, Laura Diez Barroso de Laviada and Francisco Medina Chávez. The corporate practices committee operates under a written charter approved by our Board of Directors. A copy of the corporate practices committee charter is available on our website at www.telmex.com.

The mandate of our corporate practices committee includes the following functions, among others:

- advise the Board of Directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) the policies and guidelines for the use of our assets, including by related parties; (b) related party transactions; (c) the appointment, election or dismissal of members of management and the determination of their compensation; (d) policies for the authorization of loans or guarantees to related parties; (e) exemptions for directors and officers to engage in business opportunities that belong to us or to related parties or persons over which we have a significant influence;

- seek the opinion of independent experts when required or deemed necessary;

- call the meetings of shareholders and request the inclusion of matters it considers appropriate on the agenda;

- assist the Board of Directors in the preparation of the report on our principal accounting and financial information policies and criteria;

- recommend to the Board of Directors procedures for the selection and succession of our executives;

- propose criteria for evaluating executive performance;

- analyze the proposals of the chief executive officers concerning the structure and amount of our management's compensation;

- review new executive compensation programs and the operations of existing programs;

- establish contract practices to avoid excessive payments to executives;

- assist the Board of Directors in developing appropriate personnel policies;

- report to the Board of Directors on its activities; and

- perform any other functions the Board of Directors may delegate to it.

The Corporate Practices Committee Report

A translation from Spanish to English of the corporate practices committee's annual report submitted to the Board of Directors on March 14, 2007 is provided below.

Corporate Practices Committee Report

Mexico, D.F., March 14, 2007

To the Board of Directors of
Teléfonos de México, S.A.B. de C.V. (Telmex)

Mr. Chairman and Board Members:

The principal issues that have been discussed by the Corporate Practices Committee are the following:

We analyzed the Performance Evaluation System applicable to relevant executives, as well as the system under which cash bonus payments have been made as additional compensation, considering that both adhere to policies and guidelines approved by the Board.

We analyzed the structure and policies used in determining the compensation packages for Telmex top-level executives which, once reviewed, received the favorable opinion of the Committee and the subsequent approval of the Board, as they were considered proportional to the executives' performance and within market standards. Such compensation packages comprise of fixed compensation, which includes base salary, monthly benefits and various annual benefits, as well as, in accordance with respective evaluations, an annual compensation granted as incentive through a cash bonus.

We became acquainted with Telmex's transactions with related parties, its subsidiaries in Mexico and Latin America, during the period of January to December 2006, subsidiaries that were audited by the firm Mancera, S.C., a member practice of Ernst & Young Global (Telmex's external auditors). The following significant transactions (which exceed 1% of the value of Telmex's consolidated assets) were identified:

- With Radiomóvil DIPSA in Mexico as well as with BCP, Tess, Algar Telecom Leste, BSE, Americel, Stemar, Telecomunicaciones Limited, Telet and ALBRA (corporations of América Móvil in Brazil which operate under the Claro brand), for telecommunications services.

- With Carso Infraestructura y Construcción, Sinergia Soluciones Integrales para la Construcción, P.C. Industrial, Grupo P.C. Constructores, Sitcom Electronics, Microm, Proyectos Construcciones e Instalaciones, Industrial Afiliada (Grupo Carso subsidiaries), for expansion and maintenance of Telmex's plant.

During the period of operations of this Committee, no request whatsoever was received to allow board members, relevant executives or persons in management positions to take advantage of business opportunities that belong to the Company or to the companies it controls, or over which the Company has significant influence.

The Committee, in due observance of the Mexican Securities Market Law, issued its favorable opinion and submitted in due course for consideration by the Board, the applicable policies and guidelines for the following matters:

- Transactions with related parties.
- Complete compensation for the Chief Executive Officer and relevant executives.
- Use or enjoyment of the assets of the Company and of the companies it controls.
- Use of aircraft.
- Authorization of loans or any other type of credit or guarantee to related parties

The fourth edition of the Code of Ethics, which incorporates the demands of the new environment, was reviewed.

In order to prepare this report, the opinions of relevant executives were obtained, and such opinions concur with this report.

Fernando Solana Morales
Chairman

Finance and Planning Committee

The finance and planning committee consists of Juan Antonio Pérez Simón (chairman), Ángeles Espinosa Yglesias and Jaime Alverde Goya. The finance and planning committee operates under a written charter approved by our Board of Directors. A copy of the finance and planning committee charter is available on our website at www.telmex.com.

The mandate of the finance and planning committee is to assist the Board of Directors in the following financial and planning functions: (a) review investment policies proposed by senior management; (b) evaluate the financing policies proposed by senior management and submit them for approval by the Board of Directors; (c) participate in presentations to the Board of Directors regarding the conformity of principal proposed investments and financing transactions to our guidelines; (d) weigh in on strategic planning and assist the Board of Directors in monitoring financial projections and the concurrence of investment and financing policies with strategic objectives; (e) advise on annual budget assumptions and submit them for approval by the Board of Directors; (f) monitor our budget and strategic plan; (g) identify risk factors and review policies for managing those risks; and (h) perform any other functions the Board of Directors may delegate to the finance and planning committee. Each member of the finance and planning committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law.

The Finance and Planning Committee Report

A translation from Spanish to English of the finance and planning committee's annual report submitted to the Board of Directors on March 14, 2007 is provided below.

Finance and Planning Committee Report

Mexico, D.F., March 14, 2007

To the Board of Directors of
Teléfonos de México, S.A.B. de C.V. (Telmex)

Mr. Chairman and Board members:

The principal issues that have been discussed in the sessions of the Finance and Planning Committee of the Board of Directors are the following:

- We reviewed the results of the investment programs and liabilities of the Company at year-end 2006. The investments and financing complied with the policies established by the Board and achieved the projected viability.

- We analyzed and evaluated the projected investment and liabilities plan for 2007. Both the projected investments and liabilities are within framework of the policies established by the Board, which policies are also in line with the established strategic vision of the Company.

- Therefore, the Committee determined that the principal investments and financing for 2007 planned by management are viable and adequate.

- We also reviewed the figures of the financial statements as of December 31, 2006, compared them with the figures for 2005 and with the 2006 budget, and analyzed the premises and financial projections included in the Company's budget for 2007. The Committee determined that these projections are in line with the Company's strategic plan.

- In addition, we carried out an evaluation and verified that the strategic position of the Company is consistent with its strategic plan.

We consider that this information should be included in the Annual Report of the Board of Directors to the Shareholders' Meeting, at which the 2006 results will be presented, in order to comply with the Code of Best Corporate Practices.

Juan Antonio Pérez Simon
Chairman

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Héctor Slim Seade	Appointed:	2006
Chief Executive Officer	Business experience:	Director Operational Support of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fianzas Guardiana Inbursa; Administrative Officer of Banco Inbursa
Oscar Von Hauske Solís	Appointed:	2006
President of Telmex International, Systems and Telecommunications Operators	Business experience:	Head of finance at Grupo Condumex, S.A. de C.V.

Adolfo Cerezo Pérez Chief Financial Officer	Appointed: Business experience:	1991 Various positions in finance at Teléfonos de México, S.A.B. de C.V., including treasurer
Arturo Elías Ayub Strategic Alliances, Communications and Institutional Relations	Appointed: Business experience:	1998 Various positions in regulation and Internet areas at Teléfonos de México, S.A.B. de C.V.
Javier Mondragón Alarcón Regulation and Legal Affairs	Appointed: Business experience:	1999 General counsel at Grupo Televisa S.A. de C.V.; executive vice president at Grupo Televicentro
Sergio Medina Noriega Legal	Appointed: Business experience:	1995 Various legal positions at Bancomer S.A. (now BBVA Bancomer); legal director of Empresas Frisco

Héctor Slim Seade is the nephew of Carlos Slim Helú, and Arturo Elías Ayub is the son-in-law of Carlos Slim Helú.

Statutory Auditors

As a *sociedad anónima bursátil* under the Mexican Securities Market Law, our bylaws no longer provide for the election of statutory auditors by our shareholders. The duty of the statutory auditors to report to our shareholders regarding the reasonableness of the financial information presented by the Board of Directors now rests with our audit committee and our external auditors.

Compensation of Directors and Officers

For the year ended December 31, 2006, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.59.0 million, which included bonus payments totaling P.9.3 million. Annual bonus payments are approved by our corporate practices committee on the basis of various factors, including achievement of performance targets and seniority. Each director received an average fee of P.52.2 thousand (nominal) for each meeting of the Board of Directors attended in 2006. Members of committees of the Board of Directors received an average fee of P.16.2 thousand (nominal) for each committee meeting attended in 2006. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

In 2004, we terminated our stock option plan for our executive officers. In January 2003, we granted options to purchase an aggregate of 11.7 million L Shares at P.11.17 per L Share, which were exercisable over a period of nearly four years from the date of grant. We subsequently reduced this period to two years. In January 2004, we granted options to purchase an aggregate of 9.0 million L

Shares at P.13.45 per L Share, which were exercisable for a period of nearly four years from the date of grant. We subsequently reduced this period to one year. In accordance with Mexican FRS then in effect, we did not recognize any compensation expense as a result of granting stock options to our executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in *Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.* Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2006:

	December 31,		
	2006	**2005**	**2004**
End-of-period number of employees	76,394	75,484	76,683
Employees by category of activity:			
Local—Mexico	37,660	38,430	39,420
Long distance—Mexico	6,630	7,170	7,216
Other—Mexico	15,400	14,607	14,431
Latin America[(1)] and the United States	16,704	15,277	15,616
Employees by geographic location:			
Mexico	59,690	60,207	61,067
Latin America[(1)] and the United States	16,704	15,277	15,616

(1) Includes Brazil, Argentina, Chile, Colombia and Peru.

At December 31, 2006, the Telephone Workers' Union of Mexico (known by its Spanish acronym, STRM) represented approximately 56.1% of our employees, and members of other unions represented approximately 10.2% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2007, we and the STRM agreed to a 4.5% nominal increase in basic wages and a 2.2% nominal increase in benefits.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 40.9% of the total capital stock and 94.8% of the full voting shares (AA shares and A Shares) as of April 10, 2007. The AA Shares are owned by (1) Carso Global Telecom, (2) AT&T International and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was spun off from Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

Carso Global Telecom and AT&T International are parties to an agreement entered into in December 2000 providing for certain matters relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA

Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the executive committee (see *Item 6. Directors and Officers of Registrant—Directors* and *Item 6. Directors and Officers of Registrant—Executive Committee*) and for each party to enter into a Management Services Agreement with us (see *—Related Party Transactions*).

The following table identifies owners of five percent or more of any class of our shares as of April 10, 2007, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares[1]		A Shares[2]		L Shares[3][4]		Percent
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class	of voting shares[5]
Carso Global Telecom[6]	6,000.0	73.9%	92.0	20.8%	4,636.0	41.0%	71.2%
AT&T International[6]	1,799.5	22.2	–	–	–	–	21.0
Brandes Investment Partners, L.P.[7]	–	–	–	–	939.7	8.3	–
Franklin Resources, Inc.[7]	–	–	–	–	621.3	5.5	–

(1) As of April 10, 2007, there were 8,115 million AA Shares outstanding, representing 94.8% of the total full voting shares (AA Shares and A Shares).
(2) As of April 10, 2007, there were 442 million A Shares outstanding, representing 5.2% of the total full voting shares (AA Shares and A Shares).
(3) As of April 10, 2007, there were 11,301 million L Shares outstanding.
(4) Based on reports of beneficial ownership filed with the SEC, JPMorgan Chase & Co. beneficially owned less than 5% of our L Shares as of March 31, 2007 compared to 7.5% as of March 31, 2006.
(5) AA Shares and A Shares.
(6) Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See *Item 10. Additional Information—Bylaws and Mexican Law.*
(7) As of March 31, 2007. Derived from reports of beneficial ownership of our shares filed with the SEC. For comparability purposes, percent of class is calculated based on the number of L Shares outstanding on April 10, 2007.

The following table sets forth the share ownership, as of April 10, 2007, of our officers and directors who own more than one percent of any class of our capital stock. Mr. Carlos Slim Helú, together with certain members of his immediate family, may be deemed to share beneficial ownership of 6,000 million AA Shares, 92.6 million A Shares and 4,764.7 million L Shares held by Carso Global Telecom and other companies that are under common control with us.

	AA Shares[1]		A Shares[1]		L Shares[1]		Percent
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class	of voting shares[2]
Carlos Slim Helú[3]	6,000.0	73.9%	92.7	21.0%	4,764.8	42.2%	71.2%
Carlos Slim Domit[4]	6,000.0	73.9	92.6	21.0	4,764.7	42.2	71.2
Marco Antonio Slim Domit[5]	6,000.0	73.9	92.6	21.0	4,764.7	42.2	71.2
Patrick Slim Domit[6]	6,000.0	73.9	92.6	21.0	4,765.7	42.2	71.2
Antonio Cosío Ariño[7]	130.4	1.6	–	–	–	–	1.5
Antonio Cosío Pando[7]	130.4	1.6	–	–	–	–	1.5

(1) Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See *Item 10. Additional Information—Bylaws and Mexican Law*. Based on reports of beneficial ownership filed with the SEC, as of April 10, 2007, 4,143,027,548 AA Shares and all A Shares of which Carlos Slim Helú and certain members of his immediate family may be deemed to share beneficial ownership could be converted to L Shares.
(2) AA Shares and A Shares.
(3) Includes 80,000 A shares and 120,000 L Shares owned directly by Carlos Slim Helú.
(4) Includes 16,264 L Shares owned directly by Carlos Slim Domit.
(5) Includes 16,264 L Shares owned directly by Marco Antonio Slim Domit.
(6) Includes 1,048,538 L Shares owned directly by Patrick Slim Domit.
(7) Owned jointly by Antonio Cosío Ariño and Antonio Cosío Pando.

At December 31, 2006, 77.1% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.1% of the holders of L Share ADSs (12,382 holders, including The Depository Trust Company, or DTC) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 28.5% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2006, each representing the right to receive 20 A Shares, and 99.6% of the holders of A Share ADSs (4,167 holders, including DTC) had registered addresses in the United States.

We have no information concerning holders with registered addresses in the United States that hold:

- A Shares;
- L Shares not represented by ADSs; or
- A Share ADSs that are held under the unsponsored A Share ADS programs, which pre-date the establishment of the sponsored program, and have not been exchanged for ADSs issued under such sponsored program. See *Item 9. The Offer and Listing—Trading Market.*

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2006, we purchased 1,838.0 million L Shares and 3.9 million A Shares, representing 8.4% of the shares outstanding at the beginning of 2006, with an aggregate value of P.23,789 million (P.23,143 million historical). As of April 27, 2007, we are authorized to purchase shares with an aggregate value of up to P.23.0 billion.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom's percentage ownership of A Shares was 20.6% on December 31, 2006, 19.2% on December 31, 2005 and 18.2% on December 31, 2004. Carso Global Telecom's percentage ownership of L Shares was 39.1% on December 31, 2006, 28.5% on December 31, 2005 and 23.6% on December 31, 2004.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to approve any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business, or (3) that is at non-market prices. Transactions with related parties with a value of less than 1% of our consolidated assets require the approval of our corporate practices committee only.

Our transactions with affiliates include making interconnection payments to América Móvil, purchasing network construction services and materials from a subsidiary of Grupo Carso and using insurance and bank services from Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa. In addition, we rent private circuits and provide long distance services to América Móvil, sell network construction materials to Grupo Carso and provide certain services to Grupo Carso and Grupo

Financiero Inbursa. Grupo Carso and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See *Item 6. Directors and Officers of Registrant—Directors*.

The aggregate amount of our purchases from affiliates was P.21,956 million in 2006, P.22,434 million in 2005 and P.21,675 million in 2004. The aggregate amount of our sales to these affiliates was P.8,324 million in 2006, P.8,034 million in 2005 and P.5,534 million in 2004. We believe that these transactions are at market prices.

From time to time we make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. Some of these transactions are described below.

- We pursued joint investments with América Móvil to acquire equity interests in Compañía Anónima Nacional Teléfonos de Venezuela in 2006 and Olimpia, an Italian company that owns 18% of the total capital of Telecom Italia, in 2007. Neither of these transactions was completed.

- We owned approximately 25.6 million shares of common stock of MCI. Other parties that may be deemed to be under common control with us held an additional interest. In May 2005, we and the other parties that may be deemed to be under common control with us sold all shares held.

- In January 2006, together with Alcatel and AT&T International (one of our principal shareholders), we acquired an aggregate 51% interest in the capital stock of 2Wire. Subsequently, we sold an approximate 5.5% in 2Wire to AT&T International, decreasing our ownership to approximately 13.0%.

- We own a 45% interest in Grupo Telvista S.A. de C.V. together with América Móvil (45%) and Grupo Financiero Inbursa (10%).

- We owned a 50% interest in Technology and Internet LLC, a company that invests in e-commerce enterprises in the United States and Latin America. We made this investment together with América Móvil (40.3%) and a subsidiary of Grupo Financiero Inbursa (9.7%). In June 2005, we sold our entire interest in Technology and Internet LLC to Grupo Condumex.

We also pay fees to Carso Global Telecom and AT&T International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The current agreement with Carso Global Telecom was renewed for the period beginning January 1, 2007, and the current agreement with AT&T International was renewed for the period beginning December 31, 2006, each on substantially similar terms to the prior agreements. We paid to both companies an aggregate amount of U.S.$39 million in 2006, U.S.$39 million in 2005 and U.S.$29 million in 2004.

Our corporate practices committee has established policies governing the use of our corporate aircraft. For security reasons and due to the various activities related to their positions, the corporate practices committee allocates an annual amount of time for personal use free of charge to the honorary chairman, the chairman and the co-chairman of our Board of Directors. Certain executives of our affiliates periodically use our corporate aircraft in accordance with those policies.

Transactions between Telmex and América Móvil

América Móvil has a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the leading wireless operator that was established in a spin-off from us in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long distance service to América Móvil's customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the spin-off and were not significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In 2006, the aggregate amount we paid América Móvil for interconnection fees totaled P.12,837 million (including P.3,848 million paid by Embratel to Telecom Americas S.A., América Móvil's affiliate in Brazil, which operates under the brand "Claro"), and the aggregate amount paid to us by América Móvil totaled P.6,990 million (including P.850 million paid by Claro to Embratel), primarily for use of our private circuits and long distance services. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

In addition, we distribute América Móvil's handsets and prepaid cards on commercial terms similar to those given to other cellular distributors.

Transactions between Embratel and Related Parties

Embratel completes international traffic from our subsidiaries and subsidiaries of América Móvil in Mexico, Argentina and Chile. Our subsidiaries and subsidiaries of América Móvil in Mexico, Argentina and Chile complete international traffic from Embratel.

Because both Embratel and Claro provide telecommunications services in the same geographical markets, they have extensive operational relationships. Embratel originates mobile domestic and international long distance traffic from Claro and terminates mobile domestic and international long distance traffic to Claro. Embratel also transports Claro's traffic and leases lines to Claro. Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro. In 2006, the aggregate amount paid by Embratel to Claro for interconnection fees totaled P.3,848 million, and the aggregate amount paid by Claro to Embratel totaled P.850 million, primarily for the use of our private circuits and long distance services.

Since March 2006, Embratel and Net have jointly offered package consisting of paid television, broadband Internet access and voice services to residential customers along Net's network.

In November 2004, Embratel's principal operating subsidiary entered into a U.S.$75 million loan agreement with Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, a subsidiary of Grupo Financiero Inbursa. Embratel repaid the loan in full in 2006.

The terms of Embratel's arrangements with our affiliates and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

International Long Distance Settlement with AT&T International

We have agreements with AT&T International, one of our principal shareholders, that provide for AT&T International completing our international calls to the United States and for our completing AT&T International's calls from the United States. The rates of payment under these agreements are consistent with the rates agreed with other international carriers. For the year ended December 31, 2006, we recorded revenues in the amount of P.1,319 million and expenses in the amount of P.280 million in connection with these agreements.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See *Item 18. Financial Statements* and our consolidated financial statements beginning on page F-1.

LEGAL PROCEEDINGS

Telmex

We are involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging anticompetitive practices by us before competition authorities in Mexico. The proceedings could result in fines by the authorities and subsequent civil actions by our competitors, but we believe that a negative outcome of these proceedings would not be material on an aggregate basis.

The Mexican Social Security Institute (*Instituto Mexicano del Seguro Social*) conducted an audit of our social security obligations for the period from 1997 through 2001. Following the audit, we were ordered to pay a total of approximately P.330 million (nominal value) consisting of past due obligations, penalties and accrued interest as of July 2, 2003. We have appealed these rulings to the Federal Administration and Taxation Court (*Tribunal Federal de Justicia Fiscal y Administrativa*) and, in accordance with Mexican law, have posted a bond guaranteeing the amount alleged to be owed. Although we believe that the basis for our appeal is well founded, there can be no assurance that we will prevail.

Embratel

Tax Disputes

We are engaged in a significant number of ongoing disputes with the tax authorities in Brazil relating to tax assessments and other claims against Embratel. As a result, we have a substantial amount of tax-related contingencies. As of December 31, 2006, we had recorded provisions in the aggregate amount of P.5,262 million with respect to tax-related contingencies at Embratel. While we believe that our positions in these cases are well founded, there can be no assurance that we will prevail or that the amount of our provisions will be sufficient to meet any adverse judgments or penalties.

In August 2006, pursuant to an agreement among all Brazilian states, we were granted a proportional reduction of our value-added goods and services tax, or ICMS (*Imposto sobre Circulação de Mercadorias e Prestação de Serviços*), liability, including restatement penalties and surcharges, through July 2006. The agreement is applicable throughout all states and the Federal District of Brazil, but the implementation of its provisions depends on each state's regulations. In the states in which the agreement has already been implemented, we made payments of P.2,352 million in settlement of all disputes related to this matter. With respect to the states in which the agreement has not yet been implemented, we recorded a provision of P.2,002 million, based on our expectation that those states will also implement the terms of the agreement.

At December 31, 2006, we recorded a provision of P.2,578 million in connection with our ongoing dispute with the Brazilian tax authorities regarding the payment by Embratel of income tax on inbound international income.

For more information regarding our tax-related contingencies in Brazil, see Note 12 to our audited consolidated financial statements.

Disputes with Third Parties

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and we may lose at least some of the cases. We have recorded a provision of P.607 million (restated) for unfavorable rulings.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures below have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

Year ended December 31,	Pesos per Share		Dollars per Share	
2006	P.	0.4025	U.S.$	0.0365
2005		0.3700		0.0340
2004		0.3325		0.0294
2003		0.3025		0.0278
2002		0.2725		0.0280

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2005, we declared a dividend of P.0.380 per share, which we paid in equal installments of P.0.095 per share in June 2005, September 2005, December 2005 and March 2006. In April 2006, we declared a dividend of P.0.41 per share, which we paid in equal installments of P.0.1025 per share in June 2006, September 2006, December 2006 and March 2007. In April 2007, we declared a dividend of P.0.45 per share, which will be payable in equal installments of P.0.1125 per share in June 2007, September 2007, December 2007 and March 2008.

The declaration, amount and payment of dividends are determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. Accordingly, we cannot assure you that we will continue to pay dividends or that future dividends will be comparable to historical dividends. Our bylaws do not distinguish among holders of the AA Shares, the A Shares and the L Shares with respect to dividend payments and other distributions.

Item 9. The Offer and Listing

TRADING MARKET

The L Share ADSs, each representing 20 L Shares of Telmex, are issued by JPMorgan Chase Bank, N.A., or the Depositary, as depositary for the L Share ADSs. The L Share ADSs are traded on the New York Stock Exchange and listed on the Frankfurt Stock Exchange, and the L Shares are traded on the Mexican Stock Exchange and listed on the *Mercado de Valores Latinoamericano* (Latibex) in Madrid, Spain.

The A Share ADSs, each representing 20 A Shares of Telmex, are issued by the Depositary, as depositary for the A Share ADSs. The A Shares are traded on the Mexican Stock Exchange, and the A Share ADSs are quoted on the NASDAQ SmallCap Market.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

	Mexican Stock Exchange (pesos per L Share)		New York Stock Exchange (U.S. dollars per L Share ADS)	
	High	Low	High	Low
Annual highs and lows				
2006	P. 15.97	P. 10.01	U.S.$ 29.35	U.S.$ 17.61
2005	13.27	8.92	24.79	16.49
2004	10.81	8.66	19.27	15.06
2003	9.53	7.48	17.25	14.42
2002	9.31	6.59	20.53	13.35
Quarterly highs and lows				
2007:				
First quarter	P. 18.63	P. 14.32	U.S.$ 33.83	U.S.$ 25.89
Second quarter	23.29	18.45	43.26	33.37
2006				
First quarter	13.90	11.47	26.07	21.76
Second quarter	12.81	10.01	23.35	17.61
Third quarter	14.22	11.20	25.79	20.26
Fourth quarter	15.97	13.45	29.35	24.05
2005:				
First quarter	10.87	9.41	20.16	17.15
Second quarter	10.09	8.92	18.98	16.49
Third quarter	11.38	9.98	21.27	18.80
Fourth quarter	13.27	10.53	24.79	19.49
Monthly highs and lows				
2007				
January	P. 16.97	P. 14.32	U.S.$ 30.76	U.S.$ 25.89
February	17.49	16.09	31.91	29.00
March	18.63	15.68	33.83	27.72
April	20.02	18.45	36.40	33.37
May	23.29	18.63	43.26	33.74
June	22.25	20.06	41.32	36.78

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in May 2005.

	Mexican Stock Exchange (pesos per A Share)		NASDAQ (U.S. dollars per A Share ADS)	
	High	Low	High	Low
Annual highs and lows				
2006	P. 15.79	P. 10.30	U.S.$ 29.07	U.S.$ 17.04
2005	13.25	8.97	24.50	16.40
2004	10.80	8.62	19.25	15.01
2003	9.50	7.48	17.25	14.26
2002	9.28	6.50	20.50	13.25
Quarterly highs and lows				
2007:				
First quarter	P. 18.40	P. 14.30	U.S.$ 33.81	U.S.$ 25.71
Second quarter	22.65	18.60	43.14	33.08
2006:				
First quarter	13.80	11.50	26.52	21.36
Second quarter	12.66	10.30	23.49	17.04
Third quarter	14.14	11.40	25.81	20.34
Fourth quarter	15.79	13.70	29.07	24.25
2005:				
First quarter	10.88	9.33	20.15	17.01
Second quarter	10.04	8.97	19.99	16.40
Third quarter	10.92	9.84	21.88	18.83
Fourth quarter	13.25	10.57	24.50	19.33
Monthly highs and lows				
2007:				
January	P. 16.50	P. 14.30	U.S.$ 30.57	U.S.$ 25.71
February	17.31	16.25	31.75	28.51
March	18.40	15.95	33.81	27.75
April	19.80	18.60	36.27	33.08
May	22.65	18.80	43.14	33.75
June	21.95	20.45	41.37	36.81

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 26 brokerage firms, which are exclusively authorized to trade on the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or the CNBV). Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS AND MEXICAN LAW

Set forth below is a brief summary of certain significant provisions of Mexican law and our bylaws. The full text of our bylaws, last amended on December 6, 2006 to comply with the provisions of the new Mexican Securities Market Law, has been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors and its committees, see *Item 6. Directors and Officers of Registrant.*

Mexican Securities Market Law

In December 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new law became effective in June 2006, and issuers had until December 2006 to comply with its requirements. The new law introduced significant changes to the regime in which issuers operate, including:

- the establishment of the *sociedad anónima bursátil*, a separate corporate form of organization for issuers with stock registered with the CNBV and listed on the Mexican Stock Exchange, which provides for a new set of corporate governance requirements;

- the redefinition of the functions and structure of the board of directors, including (i) increasing the maximum number of members of the board of directors (up to 21, with independent members comprising at least 25%) and (ii) requiring that the status of members of the board of directors as independent be determined by the shareholders' meeting, subject to the CNBV's authority to challenge such determination;

- the application of a legal framework to the chief executive officer (*director general*) and executive officers (*directivos relevantes*) entrusted with the day-to-day management of the issuer;

- the adoption of a clear definition of fiduciary duties, including but not limited to the duty of care and the duty of loyalty, for members of the board of directors and its secretary, the chief executive officer and other executive officers;

- the increase in liability for members of the board of directors and its secretary with respect to the operations and performance of the issuer, including (i) payment of damages and losses resulting from the breach of their duty of care or loyalty and (ii) criminal penalties from one to 12 years of imprisonment for certain illegal acts involving willful misconduct. Civil actions under (i) may be brought by the issuer or by shareholders that represent 5% or more of the capital stock of the issuer; and criminal actions under (ii) may only be brought by the Mexican Ministry of Finance, after consultation with the CNBV, and in certain cases, by the injured parties;

- the elimination of the requirement that the issuer have a statutory auditor and the delegation of specific obligations of corporate governance and oversight to the committees performing audit and corporate practices functions and to the external auditors;

- the requirement that all the members of the committees performing audit and corporate practices functions be independent as such term is defined under the new law, except with respect to the corporate practices committee in the case of issuers like us that have a controlling shareholder, where only a majority must be independent;

- the enhancement of the functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the issuer and the conveyance to the board of directors of the committee's recommendations regarding the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the issuer, (iv) the reception and analysis of recommendations and observations regarding matters within the committee's mandate by the shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations, (v) the authority to call a shareholders' meeting and to contribute to the meeting's agenda and (vi) the oversight of the execution of resolutions enacted at meetings of shareholders or the board of directors; and

- the requirement that the shareholders' meeting approve all transactions that represent 20% or more of the consolidated assets of the issuer within a given fiscal year.

Organization and Register

Telmex is a *sociedad anónima bursátil de capital variable* organized in Mexico under the Mexican Companies Law (*Ley General de Sociedades Mercantiles*) and the Mexican Securities Market Law. It is registered with the Public Registry of Commerce of Mexico City under the number 5229.

Purpose

Our main corporate purpose is to construct, install, maintain and operate a public telephony and telecommunications network to transmit voice, sound, data, text and images through local and domestic and international long distance telecommunications services.

Share Capital

Our capital stock comprises Series AA Shares, Series A Shares and Series L Shares, all such shares without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under —*Voting Rights*. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See —*Limitations on Share Ownership.*

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2006, the AA Shares represented 40.2% of our outstanding capital stock and 94.8% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2006, the AA Shares and A Shares together represented 42.4% of our outstanding capital stock.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

- the transformation of Telmex from one type of company to another;
- any merger in which Telmex is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex; and
- removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series and holders of 20% or more of all outstanding shares would be entitled to request judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or any other party calling for shareholder action. A negative determination could be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

- who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and

- whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board of Directors, its chairman, co-chairman or secretary, by the committees that perform audit and corporate practices functions or their chairmen, or by a court. The Board of Directors or the committees that perform audit and corporate practices functions may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. ADS holders must exercise their voting rights through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 30 calendar days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Under the new Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2006, Telmex had 12,000.3 million repurchased L Shares and 28.6 million repurchased A Shares in its treasury.

Limitations on Share Ownership

Ownership by non-Mexicans of shares of Mexican enterprises in certain economic sectors, including telephone services, is regulated by the Foreign Investment Law and the Regulations thereunder. The National Commission on Foreign Investment is responsible for administration of the Foreign Investment Law and Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted.

Non-Mexican investors are not permitted to own more than 49% of the capital stock of a Mexican corporation engaged in the telephone business. Pursuant to a decision of the Foreign Investment Commission dated August 10, 1990, the L Shares of Telmex, because of their limited voting rights, are not taken into account in determining compliance with this restriction and accordingly are not subject to Mexican ownership restrictions. The A Shares are also unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares. As a consequence of these limitations, a non-Mexican investor cannot under Mexican law own AA Shares except through a trust that effectively neutralizes the votes of non-Mexican investors.

Pursuant to the Foreign Investment Law and Regulations, we have registered any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment.

In addition, pursuant to the Foreign Investment Law and Regulations, our Mexican shareholders retain the power to determine our administrative control and management.

Foreign states are prohibited under the General Communications Law from directly or indirectly owning shares of Telmex. The Telecommunications Regulations provide, however, that foreign state-owned enterprises organized as separate entities with their own assets may own minority interests in Telmex or any number of shares with limited voting rights. Ownership of A Shares or L Shares by such foreign state-owned companies, or by pension or retirement funds organized for the benefit of employees of state, municipal or other Mexican governmental agencies, is not considered direct or indirect ownership by foreign states for the purposes of the General Communications Law.

Restrictions on Certain Transactions

Our bylaws provide that any acquisition by us of more than 10% of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the new Mexican Securities Market Law. If we wish to cancel our registration, or if it is cancelled by the CNBV, Telmex will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (1) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (2) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. If, after the public offer is concluded, there are still outstanding shares held by the general public, Telmex will be required to create a trust for a period of six months, into which Telmex will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (*i.e.*, 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the Mexican Securities Market Law and applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed and variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares.

Forfeiture of shares. As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex. If the shareholder invokes such governmental protection in violation of this agreement, his shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican federal courts.

Duration. Telmex's existence under the bylaws is 100 years from the date of the public deed in which its incorporation is evidenced.

Purchase of our own shares. We may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors. The shareholders' meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders' meeting held on April 27, 2007 approved up to an additional P.15 billion to be used for share repurchases. Such funds may be used for the repurchase of shares through the Mexican Stock Exchange. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

Conflict of interest. Shareholders with conflicting interests with Telmex with respect to a transaction are required to abstain from deliberating and voting on the specific transaction. A shareholder that votes on a specific business transaction in which its interest conflicts with Telmex's may be liable for damages, but only if the transaction would not have been approved without its vote. A determination of conflicting interest would initially be made by the shareholder subject to judicial challenge. Mexican law does not provide extensive guidance on the criteria to be applied in making such a decision.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from Telmex and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The case law concerning fiduciary duties of directors has not been developed and has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under *—Shareholders' Meetings*. As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Enforceability of Civil Liabilities

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These are described in *Item 4. Information on the Company—Mexican Operations—Regulation.*

Our agreements with related parties are described in *Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.*

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the Mexican government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the Mexican government will maintain its current foreign exchange policies. See *Item 3. Key Information—Exchange Rates.*

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs, or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended recently by an additional protocol that entered into force on July 3, 2003 (the "Tax Treaty"). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this Annual Report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*) and the rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold the shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "nonresident holder").

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has his or her center of interests in Mexico; a corporation is considered a resident if it is incorporated under the laws of Mexico or if it has established its headquarters in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

Tax Treaties

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a representative in Mexico for taxation purposes and (iii) present tax calculations prepared by authorized certified public accountants. These requirements are also applicable to provisions of the Tax Treaty that may affect the taxation of a certain U.S. holders (as defined in *—U.S. Federal Income Tax Considerations*).

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the of L Shares, A Shares, AA Shares, L Share ADSs, or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the *Mercado de Valores Latinoamericanos en Euros* (LATIBEX), and (ii) certain other requirements are met, including that the acquisition was made pursuant to a non-restricted offer. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For nonresident corporations and individuals that do not meet the requirements mentioned above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the profits obtained from the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in *—U.S. Federal Income Tax Considerations*) eligible for the benefits of the Tax Treaty from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. If a corporation is a resident of a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs. A gratuitous transfer of shares by a nonresident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, certain short-term holders of shares or ADSs and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder or beneficial owner of shares or ADSs that is:

- a citizen or resident of the United States of America;
- a corporation organized under the laws of the United States of America or any state thereof; or
- otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each U.S. holder should consult such holder's own tax adviser concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term "dividends" to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. *Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.*

Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition or, for a cash basis U.S. holder (or an electing accrual basis U.S. holder), at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of L Shares or A Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, L Shares or A Shares.

Exchange of Shares

A U.S. holder's exchange of A Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged A Shares. An exchanging U.S. holder's holding period for the L Shares will include the holding period such U.S. holder had in the A Shares before such shares were exchanged.

A U.S. holder's exchange of L Shares for AA Shares, pursuant to the option to exchange in respect of such L Shares, will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the AA Shares received equal to the basis such holder had in the exchanged L Shares. A U.S. holder's holding period for AA Shares received in such an exchange will include the holding period such U.S. holder had in the L Shares prior to such exchange. The AA Shares, however, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See *Bylaws and Mexican Law—Limitation on Share Ownership*.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

- establishes that it is a corporation or other exempt holder; or
- provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service (the "IRS").

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder or beneficial owner of shares or ADSs that is not a U.S. holder for U.S. federal income tax purposes (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

- such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or

- in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. *Majority of board of directors must be independent. "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01*	***Director Independence.*** *Majority of board of directors must be independent and directors deemed independent must be identified in a listed company's proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5)*	***Director Independence.*** Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 21 members, 25% of whom must be independent. Certain directors are *per se* non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the new Mexican Securities Market Law, our shareholders are required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.
Executive Sessions. *Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03*	***Executive Sessions.*** *Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2)*	***Executive Sessions.*** Our independent directors have not held executive sessions without management, and under our bylaws and applicable Mexican law, they are not required to do so.
Nominating/Corporate Governance Committee. *Nominating/corporate governance committee of independent directors is required. The committee must have a charter*	***Nominating Committee.*** *Director nominees must be selected, or recommended for the board's selection, either by a nominating committee comprised solely of*	***Nominating Committee.*** We currently do not have a nominating committee. We are not required to have a nominating committee. However, Mexican law requires us

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from these requirements. §303A.04	*independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. "Controlled companies" are exempt from this requirement. Rules 4350(c)(4)(A)-(B) & (c)(5)*	to have one or more committees that oversee the corporate governance function. We have an executive committee, an audit committee, a finance and planning committee and a corporate practices committee, which together perform corporate governance functions. As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.
Compensation Committee. *Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from this requirement. §303A.05*	***Compensation Committee.*** *CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. "Controlled companies" are exempt from this requirement. Rules 4350(c)(3)(A)-(B) & (c)(5)*	***Compensation Committee.*** We have a corporate practices committee, which assists our Board of Directors in evaluating and compensating our senior executives. The Mexican Securities Market Law requires that a majority of the members of the corporate practices committee of controlled companies be independent. All of the members of our corporate practices committee are independent. As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.
Audit Committee. *Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07*	***Audit Committee.*** *Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)*	***Audit Committee.*** We have an audit committee of three members. Each member of the audit committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the Exchange Act. Our audit committee operates primarily pursuant to (1) a written charter approved by our Board of Directors and (2) Mexican law. For a detailed description of the duties of our audit committee, see *Item 6. Directors and Officers of Registrant—Audit Committee.*
Equity Compensation Plans. *Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 &*	***Equity Compensation Plans.*** *Equity compensation plans require shareholder approval, subject to limited exemptions. Rule*	***Equity Compensation Plans.*** Shareholder approval is required under Mexican law for the adoption and amendment of an equity

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
312.03	*4350(i)(1)(A)*	compensation plan. Such plans should provide for general application to all executives. We terminated our stock option plan for our executive officers in 2004 and have not adopted any equity compensation plans since then.
Shareholder Approval for Issuance of Securities. *Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)*	***Shareholder Approval for Issuance of Securities.*** *Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)*	***Shareholder Approval for Issuance of Securities.*** Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.
Code of Business Conduct and Ethics. *Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10*	***Code of Business Conduct and Ethics.*** *Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)*	***Code of Business Conduct and Ethics.*** We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.telmex.com.
Conflicts of Interest. *Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)*	***Conflicts of Interest.*** *Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)*	***Conflicts of Interest.*** Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our Board of Directors has opined favorably, our Board of Directors has to vote on whether or not to grant approval of any transaction with a related party (1) the value of which exceeds 1% of our consolidated assets, (2) that is outside the ordinary course of our business, or (3) that is at non-market prices. Transactions with related parties with a value of less than 1% of our consolidated assets require the approval of our corporate practices committee only.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Solicitation of Proxies. *Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04*	***Solicitation of Proxies.*** *Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)*	***Solicitation of Proxies.*** We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote through a representative using a power of attorney. Under the new Mexican Securities Market Law, we have to make power of attorney forms available to shareholders at their request. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders' meetings and, where applicable, instructions on how to vote at the shareholders' meeting through the depositary.
	Peer Review. *A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant ("peer review") that determines whether the auditor's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)*	***Peer Review.*** Under Mexican law we must be audited by an independent public accountant that satisfies "quality control" requirements as defined by the CNBV. Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to "peer review" as such term is defined in NASDAQ's Marketplace Rule 4350(k).

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make are also available to the public over the Internet at the SEC's website at www.sec.gov and at our website at www.telmex.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2006, indebtedness denominated in foreign currencies was P.87,843 million, of which P.86,613 million was denominated in U.S. dollars, P.40.8 million was denominated in Brazilian reais and P.1,189.5 million was denominated in other foreign currencies. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.55,937 million of indebtedness bearing interest at floating rates at December 31, 2006.

Market price risk exists principally with respect to our publicly traded marketable securities. As of December 31, 2006, we had P.2,815 million in marketable securities, which we hold for trading purposes. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income. We do not use any derivative instruments to hedge our marketable securities.

We use derivative instruments to minimize the impact of fluctuations in exchange rates and floating interest rates on our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See *Item 5. Operating and Financial Review and Prospects—Hedging*.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2006 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our hedging transactions, would have been approximately P.875 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.444 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2006 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our hedging transactions, would have been approximately P.2,136 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2006, taking into account our hedging transactions, would have resulted in additional interest expense of approximately P.44 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Market Prices

The potential loss in fair value of marketable securities held at December 31, 2006 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the market price of such securities would have been approximately P.282 million.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. Our internal control over financial reporting includes those policies and procedures that:

(a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

(c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and, with respect to the effectiveness of our information technology, the criteria set forth in the Control Objectives for Information and related Technology (COBIT).

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2006.

Mancera, S.C., a member practice of Ernst & Young Global, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on management's assessment of our internal control over financial reporting, which appears below.

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders
Teléfonos de México, S.A.B. de C.V.

We have audited management's assessment, included in the accompanying Management's report, that Teléfonos de México, S.A.B. de C.V. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teléfonos de México, S.A.B. de C.V.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Teléfonos de México, S.A.B. de C.V.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Teléfonos de México, S.A.B. de C.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Teléfonos de México, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and changes in financial position for each of the three years in the period ended December 31, 2006, of Teléfonos de México, S.A.B. de C.V. and our report dated July 13, 2007, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico
July 13, 2007

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Antonio del Valle Ruiz, the chairman of our audit committee and a member of our Board of Directors, qualifies as an audit committee financial expert. Mr. del Valle Ruiz, who studied accounting at the *Escuela Bancaria y Comercial*, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 35 years. Mr. del Valle Ruiz qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law and as defined under the rules of the New York Stock Exchange and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See *Item 6. Directors and Officers of Registrant—Audit Committee.*

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to all our personnel, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics is available on our website at www.telmex.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm, and by other Ernst & Young Global members during the years ended December 31, 2006 and 2005:

	Year ended December 31,	
	2006	2005
	(in thousands of constant pesos as of December 31, 2006)	
Audit fees	P. 67,020	P. 55,558
Audit-related fees	8,089	2,777
Tax fees	2,746	1,092
All other fees	2,654	531
Total fees	P. 80,509	P. 59,958

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed for services related to compliance with SEC requirements.

Tax fees in the above table are fees billed for tax compliance services.

All other fees in the above table are fees billed primarily related to review of reports on our operations to industry regulatory agencies.

Audit Committee Approval Policies and Procedures

Our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Such policies and procedures outline services that require specific approval on a case-by-case basis and general services that have been approved in advance by the audit committee, which include statutory and regulatory audits, tax compliance and evaluation of the security of our information technology. Prior to providing any services that require specific pre-approval, our independent auditor, together with our chief financial officer, will jointly present to the audit committee a request for approval of audit services, in which such persons confirm that the request complies with applicable rules.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2006:

Year ended December 31, 2006	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share	Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	209,727,200	P. 13.05	201,630,000	P. 13.03	P. 4,761,594
February 1-28	178,600,100	11.91	178,600,100	11.91	2,632,271
March 1-31	216,658,600	12.27	216,658,600	12.27	14,969,792
April 1-30	261,727,300	12.03	172,727,300	12.04	12,887,769
May 1-31	316,112,500	12.15	207,118,200	12.19	10,359,132
June 1-30	315,583,900	11.06	169,191,100	11.12	8,472,115
July 1-31	295,141,200	12.27	182,641,200	12.26	6,231,182
August 1-31	401,291,400	13.16	220,451,500	13.18	3,322,806
September 1-30	257,995,200	13.47	154,995,200	13.50	1,228,836

Year ended December 31, 2006	Total Number of L Shares Purchased[1]		Weighted Average Price Paid per L Share	Total Number of L Shares Purchased as Part of the Share Repurchase Program[2]		Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program[3]
October 1-31	98,166,500		14.42	66,258,000		14.44	15,268,952
November 1-30	31,860,000		14.46	31,860,000		14.46	14,806,887
December 1-31	65,701,200		15.05	35,900,000		15.05	14,264,372
Total/Average	2,648,565,100	P.	12.55	1,838,031,200	P.	12.56	

(1) We do not repurchase our L Shares other than under the share repurchase program. An aggregate of 811 million L Shares were purchased by our affiliated purchasers in 2006. These shares were purchased in open-market transactions.

(2) We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 30, 2006, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares, and on October 9, 2006, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares.

(3) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2006:

Year ended December 31, 2006	Total Number of A Shares Purchased[(1)]	Weighted Average Price Paid per A Share	Total Number of A Shares Purchased as Part of the Share Repurchase Program[(2)]	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program[(3)]
January 1-31	1,378,200	P. 13.55	1,378,200	P. 13.55	P. 4,761,594
February 1-28	154,900	11.83	154,900	11.83	2,632,271
March 1-31	395,200	12.00	395,200	12.00	14,969,792
April 1-30	130,100	11.82	130,100	11.82	12,887,769
May 1-31	382,700	12.23	382,700	12.23	10,359,132
June 1-30	442,400	10.99	442,400	10.99	8,472,115
July 1-31	201,700	12.23	201,700	12.23	6,231,182
August 1-31	216,400	13.15	216,400	13.15	3,322,806
September 1-30...........	160,300	13.62	160,300	13.62	1,228,836
October 1-31	221,900	14.27	221,900	14.27	15,268,952
November 1-30...........	99,400	14.36	99,400	14.36	14,806,887
December 1-31	149,700	15.09	149,700	15.09	14,264,372
Total/Average	3,932,900	P. 12.89	3,932,900	P. 12.89	

(1) No A Shares were purchased by us or our affiliated purchasers in 2006 other than under our share repurchase program.

(2) We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On March 30, 2006, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares, and on October 9, 2006, our shareholders authorized an additional P.15,000 million for the repurchase of L Shares and A Shares.

(3) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See our consolidated financial statements beginning on page F-1, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1 Amended and restated bylaws (*estatutos sociales*) of Teléfonos de México, S.A.B. de C.V., dated as of December 6, 2006 (English translation).

2.1 Form of Amended and Restated L Share Deposit Agreement (incorporated by reference to the post-effective amendment to our registration statement on Form F-6 (File No. 333-125023) filed on September 28, 2006).

2.2 Form of Amended and Restated A Share Deposit Agreement (incorporated by reference to the post-effctive amendment to our registration statement on Form F-6 (File No. 333-12936) filed on September 28, 2006).

2.3 Loan Agreement, dated as of August 11, 2006, among Teléfonos de México, S.A.B. de C.V., the lenders party thereto, Citibank, N.A., as administrative agent, ABN AMRO Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Calyon New York Branch, as joint bookrunners, ABN AMRO Bank N.V., as syndication agent, and Banco Bilbao Vizcaya Argentaria, S.A. and HSBC Securities (USA) Inc., as co-documentation agents.

3.1 Agreement dated December 20, 2000 between Carso Global Telecom, S.A.B. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.3 Management Services Agreement dated January 2, 2007 between Teléfonos de México, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.4 Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5 Amendment, dated February 7, 2007, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A.B. de C.V. and AT&T Mexico, Inc.

7.1 Calculation of ratios of earnings to fixed charges.

8.1 List of subsidiaries of Teléfonos de México, S.A.B. de C.V.

12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A.B. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A.B. de C.V., which appears in this Annual Report on Form 20-F.

The exhibits do not include any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed when under such instrument the total amount of securities authorized does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of any such instrument to the SEC upon its request.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Stockholders of
Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 18 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of Teléfonos de México, S.A.B. de C.V.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 13, 2007, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ C.P.C. Fernando Espinosa López

Mexico City, Mexico
July 13, 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share, with purchasing power at December 31, 2006)

	Year ended December 31,			
	2006	2005	2004	**Millions of U.S. dollars, except for earnings per share 2006**
Operating revenues:				
Local service	**P. 60,428,477**	P. 62,252,241	P. 62,663,116	**$ 5,556**
Long-distance service:				
Domestic	**40,204,759**	39,335,258	27,390,196	**3,697**
International	**13,234,336**	14,024,566	13,088,853	**1,217**
Interconnection service	**18,364,587**	19,586,241	21,139,426	**1,689**
Corporate networks	**22,693,486**	20,324,018	14,601,868	**2,087**
Internet	**12,295,559**	11,071,078	8,601,936	**1,130**
Other	**7,784,919**	6,911,314	6,567,113	**716**
	175,006,123	173,504,716	154,052,508	**16,092**
Operating costs and expenses:				
Cost of sales and services	**35,799,289**	36,064,400	34,598,324	**3,292**
Commercial, administrative and general expenses	**35,035,378**	29,172,748	24,684,310	**3,221**
Transport and interconnection	**31,317,562**	30,421,270	21,909,298	**2,880**
Depreciation and amortization (Notes 4 to 6) (includes P.22,210,762 in 2006, P.23,871,487 in 2005 and P.23,713,102 in 2004, not included in cost of sales and services)	**24,563,262**	25,998,693	25,248,104	**2,259**
	126,715,491	121,657,111	106,440,036	**11,652**
Operating income	**48,290,632**	51,847,605	47,612,472	**4,440**
Comprehensive financing cost:				
Interest income	**(3,647,768)**	(4,059,624)	(3,280,113)	**(335)**
Interest expense	**8,088,002**	8,060,066	6,597,709	**743**
Exchange loss (gain), net	**1,639,144**	3,761,792	(28,738)	**151**
Monetary gain, net	**(2,453,292)**	(2,108,722)	(3,135,261)	**(226)**
	3,626,086	5,653,512	153,597	**333**
Income before income tax and employee profit sharing	**44,664,546**	46,194,093	47,458,875	**4,107**
Provisions for (Note 15):				
Income tax	**13,058,898**	12,309,779	13,601,412	**1,201**
Employee profit sharing	**3,001,692**	3,049,252	3,105,142	**276**
	16,060,590	15,359,031	16,706,554	**1,477**
Income before equity interest in net income (loss) of affiliates	**28,603,956**	30,835,062	30,752,321	**2,630**
Equity interest in net income (loss) of affiliates	**457,876**	69,056	(126,371)	**42**
Net income	**P. 29,061,832**	P. 30,904,118	P. 30,625,950	**$ 2,672**
Distribution of net income:				
Majority interest	**P. 28,533,965**	P. 30,005,924	P. 30,253,351	**$ 2,624**
Minority interest	**527,867**	898,194	372,599	**48**
	P. 29,061,832	P. 30,904,118	P. 30,625,950	**$ 2,672**
Majority net income per share:				
Basic	**P. 1.36**	P. 1.31	P. 1.27	**$ 0.13**
Diluted	**P. 1.36**	P. 1.31	P. 1.26	**$ 0.13**

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	December 31, 2006	December 31, 2005	Millions of U.S. dollars 2006
Assets			
Current assets:			
Cash and cash equivalents	**P. 16,151,244**	P. 24,715,138	**$ 1,485**
Marketable securities (Note 2)	**2,815,145**	56,680	**259**
Accounts receivable, net (Note 3)	**36,595,279**	30,983,818	**3,365**
Inventories for sale, net	**1,738,761**	1,209,679	**160**
Prepaid expenses and others	**3,355,962**	2,071,306	**308**
Total current assets	**60,656,391**	59,036,621	**5,577**
Plant, property and equipment, net (Note 4)	**156,902,853**	160,334,146	**14,427**
Inventories, primarily for operation of the telephone plant, net	**2,798,615**	2,398,445	**257**
Licenses and trademarks, net (Note 5)	**5,267,451**	4,965,949	**484**
Equity investments (Note 6)	**3,006,436**	856,208	**277**
Net projected asset (Note 7)	**19,171,780**	23,933,925	**1,763**
Deferred taxes (Note 15)	**6,616,527**	6,163,043	**608**
Goodwill, net (Note 6)	**9,142,434**	8,055,791	**841**
Deferred charges, net	**467,510**	458,634	**43**
Total assets	**P.264,029,997**	P.266,202,762	**$ 24,277**
Liabilities and stockholders' equity			
Current liabilities:			
Short-term debt and current portion of long-term debt (Note 8)	**P. 12,551,272**	P. 15,540,961	**$ 1,154**
Accounts payable and accrued liabilities (Note 10)	**33,967,468**	28,292,467	**3,123**
Taxes payable	**2,952,123**	1,793,372	**271**
Deferred credits (Note 9)	**2,158,819**	2,067,641	**199**
Total current liabilities	**51,629,682**	47,694,441	**4,747**
Long-term debt (Note 8)	**88,192,065**	81,311,857	**8,109**
Labor obligations (Note 7)	**2,271,122**	2,123,851	**209**
Deferred taxes (Note 15)	**15,981,198**	16,509,620	**1,469**
Total liabilities	**158,074,067**	147,639,769	**14,534**
Stockholders' equity (Note 14):			
Capital stock	**26,996,274**	28,651,154	**2,482**
Premium on sale of shares	**20,161,138**	20,161,138	**1,854**
Retained earnings:			
Prior years	**101,082,282**	101,556,165	**9,294**
Current year	**28,533,965**	30,005,924	**2,624**
	129,616,247	131,562,089	**11,918**
Other accumulated comprehensive income	**(73,561,354)**	(72,391,715)	**(6,764)**
Majority stockholders' equity	**103,212,305**	107,982,666	**9,490**
Minority interest	**2,743,625**	10,580,327	**253**
Total stockholders' equity	**105,955,930**	118,562,993	**9,743**
Total liabilities and stockholders' equity	**P.264,029,997**	P.266,202,762	**$ 24,277**

The accompanying notes are an integral part of these financial statements

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Year ended December 31			
	2006	2005	2004	Millions of U.S. dollars 2006
Operating activities				
Net income	**P. 29,061,832**	P. 30,904,118	P. 30,625,950	**$ 2,672**
Add (deduct) items not requiring the use of resources:				
Depreciation	**23,253,805**	25,051,988	24,868,447	**2,138**
Amortization	**1,309,457**	946,705	379,657	**120**
Deferred charges	**516,832**	327,109		**48**
Deferred taxes	**(755,696)**	(2,570,165)	(2,986,172)	**(69)**
Equity interest in net (income) loss of affiliates	**(457,876)**	(69,056)	126,371	**(42)**
Labor obligation costs	**4,721,761**	4,854,317	4,830,549	**434**
	57,650,115	59,445,016	57,844,802	**5,301**
Changes in operating assets and liabilities:				
(Increase) decrease in:				
Marketable securities	**(2,758,465)**	303,623	8,152,833	**(254)**
Accounts receivable	**(5,689,407)**	2,543,957	(1,107,587)	**(523)**
Inventories for sale	**(1,315,076)**	(866,038)	(353,368)	**(121)**
Prepaid expenses and others	**(744,918)**	376,322	448,569	**(68)**
(Decrease) increase in:				
Labor obligations:				
Contributions to trust fund	**(91,270)**	(63,238)	(1,814,398)	**(8)**
Payments to employees	**(203,759)**	(233,502)	(5,301,302)	**(19)**
Accounts payable and accrued liabilities	**5,561,067**	(771,659)	1,283,613	**511**
Taxes payable	**1,497,355**	(5,972,710)	7,841,206	**138**
Deferred credits	**16,392**	(206,663)	60,926	**2**
Resources provided by operating activities	**53,922,034**	54,555,108	67,055,294	**4,958**
Financing activities				
New loans	**24,167,284**	26,463,962	52,882,046	**2,222**
Repayment of loans	**(15,458,733)**	(20,677,797)	(46,329,795)	**(1,421)**
Effect of exchange rate differences and variances in debt expressed in constant pesos	**(4,819,639)**	(8,011,869)	(7,671,651)	**(443)**
Decrease in capital stock and retained earnings due to repurchases of Company's own shares	**(23,789,308)**	(18,241,105)	(14,937,667)	**(2,187)**
Conversion of debt into common shares			7,266,358	
Increase in capital stock and retained earnings due to stock options			597,933	
Dividends paid	**(8,525,608)**	(8,902,638)	(8,756,275)	**(784)**
Contribution of minority stockholders		1,076,552		
Dividends paid to minority stockholders in subsidiary	**(408,059)**			**(38)**
Resources used in financing activities	**(28,834,063)**	(28,292,895)	(16,949,051)	**(2,651)**
Investing activities				
Plant, property and equipment	**(21,152,514)**	(25,614,596)	(21,547,118)	**(1,945)**
Available-for-sale securities		7,617,249	(7,617,249)	
Inventories for operation of the telephone plant	**(384,511)**	(3,254)	(812,589)	**(35)**
Subsidiaries and affiliated companies	**(11,621,950)**	(5,600,756)	(14,013,561)	**(1,069)**
Initial cash balance from equity investment in subsidiaries	**55,705**	133,846	5,162,977	**5**
Other investments	**(548,595)**	(633,752)	(516,691)	**(50)**
Resources used in investing activities	**(33,651,865)**	(24,101,263)	(39,344,231)	**(3,094)**
Net (decrease) increase in cash and cash equivalents	**(8,563,894)**	2,160,950	10,762,012	**(787)**
Cash and cash equivalents at beginning of year	**24,715,138**	22,554,188	11,792,176	**2,273**
Cash and cash equivalents at end of year	**P. 16,151,244**	P. 24,715,138	P. 22,554,188	**$ 1,485**

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2004, 2005 and 2006

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2006)

	Capital stock	Premium on sale of shares	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Retained earnings: Total	Other accumulated comprehensive income	Majority stockholders' equity	Minority interest	Comprehensive income	Total stockholders' equity
Balances at January 1, 2004	P.31,316,930	P.12,905,589	P.15,563,309	P. 99,206,215	P.114,769,524	P. (67,833,025)	P. 91,159,018	P. 4,030		P. 91,163,048
Appropriation of earnings approved at ordinary stockholders' meeting held in April 2004:										
Cash dividends paid at P. 0.365 per share (P. 0.333 historical)				(8,756,275)	(8,756,275)		(8,756,275)			(8,756,275)
Repurchase of Company's own shares in cash	(1,300,471)			(13,637,196)	(13,637,196)		(14,937,667)			(14,937,667)
Debt converted into common shares	10,809	7,255,549					7,266,358			7,266,358
Stock options exercised	78,850			519,083	519,083		597,933			597,933
Excess in purchase price over book value of acquired shares of companies under common control				(604,373)	(604,373)		(604,373)			(604,373)
Minority interest								13,603,613		13,603,613
Comprehensive income:										
Net income of the year				30,253,351	30,253,351		30,253,351	372,599	P. 30,625,950	30,625,950
Other comprehensive income:										
Effect of available-for-sale securities:										
Loss for the year						(1,215,648)	(1,215,648)		(1,215,648)	(1,215,648)
Effect of translation of foreign entities						1,032,703	1,032,703	2,207,775	3,240,478	3,240,478
Deficit from holding non-monetary assets, net of deferred taxes						(2,154,504)	(2,154,504)	(826,922)	(2,981,426)	(2,981,426)
Comprehensive income									P. 29,669,354	
Balances at December 31, 2004	30,106,118	20,161,138	15,563,309	106,980,805	122,544,114	(70,170,474)	102,640,896	15,361,095		118,001,991
Initial accumulated effect of swaps, net of deferred taxes						335,846	335,846			335,846
Appropriation of earnings approved at ordinary stockholders' meeting held in April 2005:										
Cash dividends paid at P. 0.391 per share (P. 0.370 historical)				(8,902,638)	(8,902,638)		(8,902,638)			(8,902,638)
Repurchase of Company's own shares in cash	(1,454,964)			(16,786,141)	(16,786,141)		(18,241,105)			(18,241,105)
Excess of book value over sale price of shares sold to companies under common control				(101,245)	(101,245)		(101,245)			(101,245)
Gain on sale of entities to companies under common control				1,154,232	1,154,232	26,956	1,181,188	(1,181,188)		
Acquisition of minority interest and contribution from minority stockholders				3,647,843	3,647,843	251,454	3,899,297	(3,114,916)		784,381
Comprehensive income:										
Net income of the year				30,005,924	30,005,924		30,005,924	898,194	P. 30,904,118	30,904,118
Other comprehensive income:										
Effect of available-for-sale securities:										
Gain for the year						1,749,490	1,749,490		1,749,490	1,749,490
Gain on sale recognized in income						(533,842)	(533,842)		(533,842)	(533,842)
Changes in fair value of swaps, net of deferred taxes						(175,999)	(175,999)		(175,999)	(175,999)
Effect of translation of foreign entities						387,664	387,664	402,495	790,159	790,159
Deficit from holding non-monetary assets, net of deferred taxes						(4,262,810)	(4,262,810)	(1,785,353)	(6,048,163)	(6,048,163)
Comprehensive income									P. 26,685,763	
Balances at December 31, 2005	28,651,154	20,161,138	15,563,309	115,998,780	131,562,089	(72,391,715)	107,982,666	10,580,327		118,562,993
Appropriation of earnings approved at ordinary stockholders' meeting held in April 2006:										
Cash dividends paid at P.0.411 per share (P. 0.403 historical)				(8,525,608)	(8,525,608)		(8,525,608)			(8,525,608)

Cash dividend paid to minority stockholders in subsidiary				(193,552)	(193,552)		(193,552)	(214,507)		(408,059)
Repurchase of Company's own shares in cash	(1,654,880)			(22,134,428)	(22,134,428)		(23,789,308)			(23,789,308)
Acquisition of minority interest				373,781	373,781		373,781	(8,889,877)		(8,516,096)
Gain on dilution of investment in affiliate						827,177	827,177	25,904		853,081
Comprehensive income:										
Net income of the year				28,533,965	28,533,965		28,533,965	527,867	P. 29,061,832	29,061,832
Other comprehensive income:										
Changes in fair value of swaps, net of deferred taxes						(121,475)	(121,475)		(121,475)	(121,475)
Effect of translation of foreign entities						1,320,123	1,320,123	889,328	2,209,451	2,209,451
Deficit from holding non-monetary assets, net of deferred taxes						(3,195,464)	(3,195,464)	(175,417)	(3,370,881)	(3,370,881)
Comprehensive income									P. 27,778,927	
Balances at December 31, 2006 (Note 14)	P.26,996,274	P.20,161,138	P.15,563,309	P. 114,052,938	P.129,616,247	P. (73,561,354)	P.103,212,305	P. 2,743,625		P.105,955,930

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") provide telecommunications services, primarily in Mexico and several countries in Latin America.

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network and data transmission to corporate networks and internet services. Other revenues are also obtained from the sale of advertising in the published telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and associated companies at December 31, 2006 and 2005 is as follows:

Company	Country	Equity interest % at December 31 2006	2005
Subsidiaries:			
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	**100.0**	100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	**100.0**	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	**100.0**	100.0
Cía. De Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	**100.0**	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	**100.0**	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	**100.0**	100.0
Uninet, S.A. de C.V.	Mexico	**100.0**	100.0
Embratel Participações S.A.	Brazil	**97.0**[(1)]	72.3[(1)]
Empresa Brasileira de Telecomunicações S.A.	Brazil	**96.0**	71.6
Star One S.A.	Brazil	**76.8**	57.3
Primesys Soluçoes Empresariais, S.A.	Brazil	**96.0**	71.6
Telmex do Brasil Ltda.	Brazil	**97.0**	72.3
Telmex Chile Holding S.A.	Chile	**100.0**	100.0
Telmex Corp. S.A. (formerly Chilesat Corp. S.A.)	Chile	**99.7**	99.7
Techtel LMDS Comunicaciones Interactivas, S.A.	Argentina	**100.0**	100.0
Telmex Argentina S.A.	Argentina	**100.0**	100.0
Metrored Telecomunicaciones S.R.L.	Argentina	**100.0**	100.0
Telmex Colombia S.A.	Colombia	**100.0**	100.0
Superview Telecomunicaciones, S.A.	Colombia	**99.2**	
Telmex Perú S.A.	Peru	**100.0**	100.0
Sección Amarilla USA LLC	U.S.A.	**80.0**	
Affiliated companies:			
Net Serviços de Comunicação S.A.	Brazil	**38.6**[(2)]	26.8[(2)]
Grupo Telvista, S.A. de C.V.	Mexico	**45.0**	45.0
2Wire, Inc.	U.S.A.	**13.0**	

(1) At December 31, 2006 TELMEX holds 98.0% of the controlling shares of this subsidiary (97.3% in 2005).

(2) Corresponds to the indirect shareholding percentage of TELMEX in Net; the direct and indirect interest of Embratel Participações S.A. in Net Serviços de Comunicação S.A. at December 31, 2006, is 39.9% (37.1% in 2005).

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The amended Mexican government concession under which TELMEX operates in Mexico was reviewed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last six years, TELMEX management has decided not to raise the rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel), TELMEX's most important foreign subsidiary, provides domestic and international long-distance services, data transmission and other services, and through its subsidiary Star One S.A. (Star One), it provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

The concession for domestic and international long-distance services is in force through December 31, 2025, at cost to Embratel. This cost is related to the payment, biannually, corresponding to 2% of revenues from switched fixed telephone service, net of taxes and social contributions, of the previous year. The satellite concession is in force through December 31, 2020, at cost to Star One. Both concessions may be renewed upon expiration. The rest of the countries also operate under concessions and government licenses.

II. Significant Accounting Policies

The following are the significant accounting policies and practices observed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (MFRS), which are comprised of the bulletins issued by the Mexican Institute of Public Accountants that have not yet been modified, replaced or abolished by the MFRS, as well as the MFRS issued by the Mexican Financial Information Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.* or "CINIF").

On July 13, 2007, Telmex's Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying financial statements and these notes as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 which must be also approved by the Company's Board of Directors, Audit Committee and Stockholders at their next meetings.

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i. Consolidation

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in the Company's financial statements as of the month following its acquisition.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Minority interest refers primarily to certain foreign subsidiaries.

ii. Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the foreign subsidiaries are adjusted to conform to MFRS, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the statements of income are translated into Mexican pesos at the prevailing exchange rate at the end of the year being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated statements of income.

The difference resulting from the translation process is called *"Effect of translation of foreign entities"* and is included in stockholders' equity as part of the caption *"Other comprehensive income"*.

b) Recognition of revenues

Revenues are recognized when services are rendered. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from prepaid internet plans are recorded as service is provided. Revenues and expenses from the sale of advertising in the telephone directory are recorded at the time telephone directories are published. Revenues from the sale of equipment are recorded when the product is delivered.

Revenues from local service are comprised of new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepaid plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. Revenues for international long-distance service also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

c) Recognition of the effects of inflation on financial information

The effects of inflation on financial information are recognized in the financial statements, consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2006. The December 31, 2006 weighted restatement factors applied to the financial statements for the years ended December 31, 2005 and 2004 as originally issued were 1.0648 and 1.1003. The weighted average factors considered the inflation rate and the changes in the exchange rate for each of the countries in which the Company operates. The weighted average of inflation rates and exchange rate changes was made based on the revenues obtained from each country in 2005.

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment is depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued using the average cost method and are restated on the basis of specific indexes. The restated value of inventories is similar to its replacement cost, not in excess of its market value.

Other non-monetary assets are restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the *Mexican National Consumer Price Index* (NCPI) published by Banco de México (Mexico's central bank).

The deficit from restatement of stockholders' equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 14,613,114, and of the result from holding non-monetary assets, which represents the difference between the restatement by the specific indexation method and restatement based on the NCPI. This item is included in stockholders' equity as part of the caption *"Other accumulated comprehensive income"*.

The net monetary position gain included in the statements of income as part of the caption *"Comprehensive financing cost"*, represents the effect of inflation on monetary assets and liabilities.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The sources and applications of resources represent the change in constant Mexican pesos in the different balance sheet items that affect cash balances. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days from the date of purchase.

Marketable securities are represented by equity securities held for trading; instruments available for sale were represented by equity securities (see Note 2). Both are stated at market value. Changes in the market value of instruments classified as trading are recognized in the statement of income. Changes in the market value of instruments classified as available for sale are included in stockholders' equity until they are sold.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company's experience, the age of balances and economic trends, as well as on the assessment of accounts receivable in litigation. The allowance for doubtful accounts covers basically balances of accounts receivable over 90 days old.

f) Equity investment in affiliates

The equity investment in affiliates is valued using the equity method. This accounting method consists basically of recognizing our equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

g) Business acquisitions and goodwill

Business acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at purchase date. Goodwill is not amortized, however it is subject to annual impairment tests, and is adjusted for any impairment losses. Through December 31, 2004, goodwill was amortized using the straight-line method over periods of 5 to 20 years. Should the Company have adopted this policy in 2004, net income for such period would have increased by P. 169,074.

h) Licenses and trademarks

TELMEX records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each license, over periods ranging from five to twenty-nine years.

Trademarks are recorded at their estimated fair values at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a twenty-year period.

i) Impairment of assets

When there are indications of impairment in the value of long-lived assets, the recoverable value of the related assets is estimated, which is defined as the higher of the asset's net selling price or its value in use, which is computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

j) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

k) Labor obligations

Pension, seniority premium and medical assistance plan costs and dismissal costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Through December 31, 2004, dismissal costs were charged to results of operations, if and when the expense was incurred.

l) Accruals

Accruals are recognized whenever (i) the Company has a current obligation (legal or assumed) as a result of a past event, (ii) it is probable that a cash disbursement will be required to settle such obligation and (iii) the obligation can be reasonably estimated.

If the effect of the time value of money is material, accrued amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects market conditions at the balance sheet date and, where appropriate, the specific risk to the corresponding liability. In these cases, the increase in the accrual is recognized as a financing expense.

The Company recognizes contingent liabilities only when a cash disbursement is probable. Also, commitments are only recognized when they generate a loss.

m) Financial derivative instruments and hedging activities

To protect itself against risks from fluctuations in interest and exchange rates, the Company uses derivative financial instruments that have been designated and qualified as cash flow hedges (interest-rate swaps).

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

For cash flow hedges, the effective portion of the derivative's gains or losses is recognized in stockholders' equity in the caption "*Other accumulated comprehensive income*", and the ineffective portion is recognized in income. The effectiveness of the hedging instruments is determined at the time they are designated as a hedge. Hedges are considered to be highly effective when in the initial assessment and during the hedging period, the changes in the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as selected, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range between 80% and 125%.

The adoption of this policy in 2005 gave rise to a credit to income of P. 134,029, and a credit to stockholders' equity of P. 335,846, both net of deferred taxes. Through December 31, 2004, gains or losses on these contracts were charged or credited to income as incurred, and presented net of the loss or gain being hedged. Should the Company have adopted this policy in 2004, considering that the criterion for the recording of hedges would have been met, the net income for such period would have decreased by P. 59,260.

n) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the date of the financial statements, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are more likely than not to be realized.

Employee profit sharing is recognized only on temporary differences considered non-recurring with a known turnaround time.

o) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, *Comprehensive Income*, comprehensive income consists of current year net income plus the effects of deferred taxes, the effects of translation of foreign entities, changes in minority interest, the result from holding non-monetary assets, the changes in the fair value of financial instruments classified as available for sale and the changes in the fair value of the swaps applied directly to stockholders' equity.

p) Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company, as specified in Mexican accounting Bulletin B-14, *Earnings per Share*. The diluted earnings per share were determined by adjusting earnings per share for the effect of the shares that may be delivered (potentially dilutive shares) (see Note 14).

q) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

r) Concentration of risk

The Company invests a portion of its excess cash in time deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

s) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican accounting Bulletin B-5, *Financial Information by Segment* (see Note 16).

t) New accounting pronouncements

The most important matters from the new pronouncements that came into force in 2006 are as follows:

MFRS A-3, *"User Needs and the Objective of Financial Statements"*, establishes, among other provisions, that the statement of changes in financial position will be substituted by a statement of cash flows whenever so required by the specific standards. At December 31, 2006, there are not yet any specific rules for the issuance of the statement of cash flows. Therefore, the statement of changes in financial position will continue being used, until such time as the specific standards have been issued.

MFRS A-5, *"Basic Elements of Financial Statements"*, includes a new classification of revenues and expenses, as either ordinary or non-ordinary. Ordinary revenues and expenses result from common transactions or events; in other words, they are those transactions carried out for the entity's own business purposes, either on a frequent or infrequent basis. Non-ordinary revenues and expenses correspond to unusual transactions or events, either frequent or infrequent. Also, this pronouncement excludes such items that, under the abolished Mexican accounting Bulletin A-7, *"Comparability"*, issued by the Accounting Principles Board, were considered either as special or extraordinary. Therefore, these items must be considered as part of the ordinary or non-ordinary result, respectively.

This MFRS also requires entities to recognize in income *"other comprehensive income"* at the time the net assets that gave rise to them are realized.

However, Mexican accounting Bulletin B-3, "Statements of Income", in force at December 31, 2006, issued by the Accounting Principles Board, has made no reference to such classification or provided the rules for transferring *"other comprehensive income"*. Consequently, statements of income are still presented, as required by Bulletin B-3 in force as of December 31, 2006, based on the conclusions of Interpretation MFRS 3, "Initial Application of the FRSs", issued in January 2006, which establishes that companies must temporarily observe the requirements of the specific MFRS that have yet to be modified, while their adaptation to the MFRS conceptual framework is underway.

The new MFRS B-3, *"Statements of Income"*, issued by the CINIF, will take effect on January 1, 2007. Therefore, the requirement to classify revenues and expenses as either ordinary or non-ordinary will be effective in the December 31, 2007 financial statements, as required by the presentation rules provided under the standard.

MFRS A-7, *"Presentation and Disclosure"*, requires that the date on which the issuance of the financial statements was approved, as well as the names of the entity officers or governing bodies that authorize their issuance, be disclosed in the financial statements.

MFRS B-1, *"Accounting Changes and Error Corrections"*, establishes that changes in internal accounting policies and reclassifications and error corrections must be recognized retrospectively, so that both the basic financial statements for the most recent period presented and those presented for comparison with the current period statements are adjusted as if the new policy, classification or error correction had always been applied. This MFRS also requires that, in the event of reclassifications, the affected captions and the related amounts be disclosed as they were previously presented and after giving effect to each reclassification.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The adoption of these new rules had no effect on the Company's financial statements.

The following new pronouncements entered into force on January 1, 2007:

MFRS B-3, *"Statement of Income"*, establishes the guidelines for classifying revenues, costs and expenses as either "ordinary or non-ordinary", modifies certain specific MFRS, redefines the primary sections of the statements of income making emphasis in "ordinary" items, and eliminates the special and extraordinary item classifications from the statement of income, as well as the caption initial accumulated effect of changes in accounting principles, which is consistent with the MFRS B-1 mentioned above.

The Interpretation 4 of MFRS, *"Presentation of Employee Profit Sharing in the Statement of Income"* establishes that employee profit sharing shall no longer be presented as a tax provision, but instead, such item shall be included as an ordinary expense in the caption "Other income and expenses".

MFRS B-13, *"Subsequent Events at the Date of the Financial Statements"*, modifies the former rules relative to subsequent events, by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Bulletin B-13.

MFRS C-13, *"Related Parties"*, broadens the concept of related parties to mention joint ventures in which the reporting entity participates, immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. This standard obligates entities to disclose the relationship between the controlling company and its subsidiary, irrespective of whether transactions were carried out between them in the period or not. MFRS C-13 also establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm's length, provided that it can be demonstrated. Finally, MFRS C-13 also requires entities to disclose information on the compensation paid to the entity's key managerial personnel or relevant Company directors.

MFRS D-6, *"Capitalization of the Comprehensive Financing Cost"*, establishes that entities must capitalize Comprehensive Financing Cost (CFC), which was previously optional. Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. MFRS D-6 establishes the conditions necessary for the capitalization of CFC and the method under which the capitalizable amount must be determined, and also provides guidelines for determining when such capitalization must be suspended.

The Company has not yet determined the impact of adopting these new pronouncements on its consolidated results of operations and in its financial position.

u) Convenience translation

United States dollar amounts as of December 31, 2006 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2006, as a matter of mathematical computation only, at an exchange rate of P.10.8755 to U.S.$ 1.00, the December 31, 2006 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

v) Reclassifications

Certain captions shown in the 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2006 financial statements. In 2005, minority interest in Mexican subsidiaries was reclassified since, due to its materiality, this item had been presented in the caption *"Other accumulated comprehensive income"* under majority stockholders' equity.

2. Marketable Securities and Instruments Available for Sale

An analysis of investments in financial instruments at December 31, 2006 and 2005 is as follows:

	December 31, 2006		December 31, 2005	
	Cost	Market value	Cost	Market value
Marketable securities				
Shares	**P.2,764,641**	**P.2,815,145**	P.447,725	P. 197
Corporate bonds			50,064	56,483
Total	**P.2,764,641**	**P.2,815,145**	P.497,789	P.56,680

Marketable Securities

At December 31, 2006, the net unrealized gain on marketable securities was P. 50,504 (unrealized loss of P. 441,109 in 2005).

The realized losses on sale of shares and bonds in 2006 were P. 424,701 (P. 72,762 in 2005 and P. 1,528,758 in 2004) and P. 15,548 (realized gain of P.11,814 in 2005), respectively, which correspond to the difference between the original cost and the market value of the shares and bonds at the time of sale.

In 2006, the Company acquired 20.7 million common shares of Portugal Telecom, SGPS, S.A. (Portugal Telecom) for P. 2,849,671 (USD 252.3 million) and sold 700,000 shares for P. 96,072 (USD 8.7 million). Portugal Telecom provides telecommunication services in Portugal and Brazil.

Subsequent event

In the period from January 1 through July 13, 2007 (the date of approval of these consolidated financial statements), the Company sold 3,750,000 shares of Portugal Telecom.

Instruments Available for Sale

On April 21, 2004, the Company converted P. 7,617,249 (USD 597.9 million) of bonds issued by MCI Inc. (MCI) with a face value of USD 1,759 million, in exchange for 25.6 million common MCI shares, which were classified as available for sale. At that time, MCI was subject to the proceedings of Chapter 11 of the U.S. Bankruptcy Code. In 2004, the conversion of MCI bonds gave rise to a realized gain of P. 2,217,988 that was recognized in comprehensive financing cost and which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion.

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid in cash USD 25.72 per MCI common stock, for a total of P. 8,334,225. TELMEX recognized a gain of P. 533,842 in 2005 as a result of the sale of these shares, which was recognized in *"Comprehensive financing cost"*.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

In 2005 and 2004, TELMEX received dividends from MCI of P. 126,435 and P. 258,778, respectively, which were recognized in *"Comprehensive financing cost"*.

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	2006	2005
Customers	**P.34,112,807**	P.34,652,241
Net settlement receivables	**1,087,966**	1,346,559
Related parties	**1,077,120**	392,799
Other	**5,697,666**	2,642,025
	41,975,559	39,033,624
Less:		
Allowance for doubtful accounts	**5,380,280**	8,049,806
Total	**P.36,595,279**	P.30,983,818

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Beginning balance at January 1	**P. 8,049,806**	P.12,882,147	P. 2,537,901
Effect of acquired companies	**7,775**	4,894	10,419,577
Increase through charge to expenses	**3,275,057**	2,799,847	2,038,209
Increase through charge to other accounts			653,935
Charges to allowance, principally related to Embratel	**(6,078,218)**	(8,029,489)	(2,243,712)
Translation and monetary effect	**125,860**	392,407	(523,763)
Ending balance at December 31	**P. 5,380,280**	P. 8,049,806	P.12,882,147

4. Plant, Property and Equipment

Plant, property and equipment consist of the following:

	2006	2005
Telephone plant and equipment	**P.362,532,636**	P.349,654,776
Land and buildings	**47,227,563**	46,423,984
Computer equipment and other assets	**62,880,547**	60,174,774
	472,640,746	456,253,534
Less:		
Accumulated depreciation	**323,917,451**	305,089,101
Net	**148,723,295**	151,164,433
Construction in progress and advances to equipment suppliers	**8,179,558**	9,169,713
Total	**P.156,902,853**	P.160,334,146

Construction in progress is comprised mainly of investments being made by Embratel and Star One.

Embratel's construction in progress refers mainly to projects related to its telephone plant. Accumulated costs of such projects at December 31, 2006 and 2005 aggregate to P. 2,266,143 and P. 2,913,993, respectively. These projects are scheduled to be completed and transferred to the plant mostly during the first half of 2007.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

During 2006 and 2005, Star One increased its constructions in progress by P. 1,443,756 and P. 1,593,422, respectively, due to the beginning of the construction of satellite C-2 in 2005 and the increase in the investment in progress of satellite C-1; both satellites C-2 and C-1 are scheduled to enter into orbit in 2007. The total amount of these contracts is P. 5,633,667 (P. 4.642.961 in 2005) and the balance of these projects recorded in construction in progress at December 31, 2006 aggregates to P. 4,087,902 (P. 2,938,069 in 2005).

a) In plant, property and equipment, include the following assets which are held under capital leases:

	2006	2005
Assets under capital leases	**P.464,590**	P.3,370,469
Less:		
Accumulated depreciation	**256,818**	1,407,188
Net	**P.207,772**	P.1,963,281

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (CNBV).

Effective January 1, 1997, the use of appraisals was eliminated. At December 31, 2006 and 2005, this caption was restated in each country, as follows:

- The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).
- The appraised value of land, buildings and other fixed assets of local origin at December 31, 1996, and the cost of subsequent additions to such assets are restated based on the NCPI.

At December 31, 2006, approximately 61% (60% in 2005) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company's assets are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to expenses was P. 23,253,805 in 2006, P. 25,051,988 in 2005 and P.24,868,447 in 2004.

5. Licenses and Trademarks

An analysis of licenses and trademarks at December 31, 2006 and 2005 is as follows:

	2006	2005
Licenses, net	**P.4,132,508**	P.4,306,188
Trademarks, net	**1,134,943**	659,761
Total	**P.5,267,451**	P.4,965,949

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Licenses

An analysis of licenses and their amortization at December 31, 2006 and 2005 is as follows:

	2006	2005
Investment	**P.7,059,046**	P.5,809,187
Accumulated amortization	**2,926,538**	1,502,999
Net	**P.4,132,508**	P.4,306,188

In Mexico, TELMEX has concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

Foreign entities have software licenses and licenses for use of point-to-point and point-to-multipoint links.

An analysis of changes in 2006 is as follows:

	Balance at January 1, 2006	Effect of acquired companies	Investment and amortization of the year	Translation effect	Balance at December 31, 2006
Investment	**P.5,809,187**	**P. 3,777**	**P. 655,397**	**P.590,685**	**P.7,059,046**
Accumulated amortization	**1,502,999**		**1,081,668**	**341,871**	**2,926,538**
Net	**P.4,306,188**	**P. 3,777**	**P. (426,271)**	**P.248,814**	**P.4,132,508**

An analysis of changes in 2005 is as follows:

	Balance at January 1, 2005	Effect of acquired companies	Investment and amortization of the year	Translation effect	Balance at December 31, 2005
Investment	P.4,637,312	P.216,840	P. 633,752	P.321,283	P.5,809,187
Accumulated amortization	420,594		908,487	173,918	1,502,999
Net	P.4,216,718	P.216,840	P. (274,735)	P.147,365	P.4,306,188

An analysis of changes in 2004 is as follows:

	Balance at January 1, 2004	Effect of acquired companies	Investment and amortization of the year	Balance at December 31, 2004
Investment	P.948,676	P.3,541,549	P. 147,087	P.4,637,312
Accumulated amortization	269,377		151,217	420,594
Net	P.679,299	P.3,541,549	P. (4,130)	P.4,216,718

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Trademarks

At December 31, 2006, the Company has recorded amounts with respect to trademarks of certain acquired foreign companies, which were recognized at their fair value at the date of acquisition, based on appraisals.

An analysis of trademarks and their amortization at December 31, 2006 and 2005 is as follows:

	2006	2005
Investment	**P.1,328,334**	P.659,761
Accumulated amortization	**193,391**	
Net	**P.1,134,943**	P.659,761

An analysis of the changes in 2006 is as follows:

	Balance at January 1, 2006	Investment and amortization of the year	Translation effect	Balance at December 31, 2006
Investment	**P.659,761**	**P. 613,159**	**P. 55,414**	**P.1,328,334**
Accumulated amortization		**193,391**		**193,391**
Net	**P.659,761**	**P. 419,768**	**P. 55,414**	**P.1,134,943**

The amortization expense related to other deferred charges amounted to P. 34,398 in 2006, P. 83,394 in 2005 and P. 59,366 in 2004.

6. Equity Investments

I. Investments in affiliates

An analysis of the equity investments in affiliated companies at December 31, 2006 and 2005, and a brief description of each, is as follows:

	2006	2005
Equity investments in:		
Grupo Telvista, S.A. de C.V.	**P. 432,208**	P.405,856
Net Serviços de Comunicação S.A.	**2,177,845**	245,270
2Wire, Inc.	**166,610**	
Other	**229,773**	205,082
	P.3,006,436	P.856,208

Grupo Telvista

TELMEX holds a 45% equity interest in Grupo Telvista, S.A. de C.V., a company which through its subsidiaries provides telemarketing services in Mexico and the U.S.A. In June 2004, the Company made a capital contribution to this company of P. 58,064 in order to maintain its historical percentage equity interest.

Net

During 2006, Embratel Participações S.A. (Embrapar) increased its equity interest in Net Serviços de Comunicação S.A. (Net) by 2.8% through four successive transactions: in May for P. 1,264,229 (USD 108.0 million), in June for P. 339,107 (USD 30.8 million), in November for P. 151,474 (USD 13.7 million) and in December for P. 1,002 (USD 0.09 million), all of which were paid in cash. After such increases, Embrapar's equity interest in Net is 39.9% and TELMEX's effective indirect equity interest in Net is 38.6%

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

At an extraordinary stockholders' meeting held on October 31, 2006, it was decided to increase Net's capital stock by P. 2,740,172 (R$537,023). Consequently, in November and December 2006, Embrapar and Embratel made capital contributions to Net, which correspond to the contributions made in November and December 2006 described in the preceding paragraph. As a result of this capital increase, and since new stockholders took part in such capital increase, Embrapar's and Embratel's equity interest in Net was diluted from 43.0 % to 39.9%, which gave rise to a credit to TELMEX's stockholders' equity of P. 853,081. This capital increase was made in order to allow Net to acquire a 36.7% equity interest in Vivax S.A., a cable television operator and one of Brazil's main broadband Internet service providers.

In 2005 and in accordance with the agreements entered on June 27, 2004 into by and between TELMEX and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, "Globo"), TELMEX acquired an equity interest in Net, which is the largest cable television operator in Brazil. The total acquisition cost of these transactions amounted to P. 4,027,382 (USD 326.3 million). TELMEX's total equity interest in Net was 37.1%, which was subsequently transferred to Embrapar in October 2005.

Under current Brazilian law governing cable operators, because Embratel is not controlled by Brazilian persons, it is not permitted to control Net. Globo owns a majority of the voting interests in GB Empreendimentos e Participações S.A. (GB), which owns a majority of the voting shares of Net. If Brazilian law changes to allow Embratel to own a controlling interest in Net, Embratel has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

2Wire

In December 2005, TELMEX agreed with Alcatel USA and AT&T, to jointly invest in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S. On January 27, 2006, TELMEX acquired an 18.5% equity interest in 2Wire for P. 943,842 (USD 87.8 million). Subsequently, AT&T acquired from TELMEX an additional 5.5% equity interest in 2Wire for P. 280,035 (USD 26.05 million). This transaction took place on December 1, 2006. Consequently, at December 31, 2006, TELMEX holds a 13% equity interest in 2Wire. Goodwill generated was P. 431,927.

Technology and Internet

On June 21, 2005, the Company sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for P. 46,261. As a result of this transaction, the Company recognized a charge of P. 101,245 in its stockholders' equity.

For the years ended December 31, 2006, 2005 and 2004, the equity interest in affiliated companies represented credits to results of operations of P. 457,876 and P. 69,056 and a charge of P. 126,371, respectively, and charges to stockholders' equity of P. 209,295, P. 209,040 and P. 38,060, respectively.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

II. Goodwill

An analysis of changes in goodwill at December 31, 2006 and 2005 is as follows:

	2006	2005	2004
Initial balance	**P. 8,055,791**	P.3,502,404	P. 94,713
Negative goodwill credited to income		45,176	
Goodwill generated	**2,330,864**	4,851,082	3,576,765
Amortization			(169,074)
Other	**(294,241)**		
Purchase adjustments	**(1,109,198)**	(342,871)	
Effect of translation	**159,218**		
Ending balance	**P. 9,142,434**	P.8,055,791	P.3,502,404

III. Investments in subsidiaries

Investments in 2006

In 2006, the Company acquired two subsidiaries and one associated company, and increased Embrapar's equity interest in Net by 2.8%. The results of operations of such acquisitions were included in the Company's financial statements as of the month following the acquisition.

All acquisitions were recorded using the purchase method. The allocation of the purchase price to the net assets acquired based on its fair values at acquisition date is as follows:

	Values at acquisition date									
	2Wire January 2006	Net May 2006	Net June 2006	Superview October 2006	Sausa October 2006	Embrapar November 2006	Net November 2006	Embrapar December 2006	Net December 2006	Total
Current assets	P.2,135,326	P.5,545,319	P.5,361,401	P. 71,911	P. 75,413	P.28,393,515	P.7,183,279	P.28,811,202	P.9,152,480	
Fixed assets	1,050,041	4,726,186	4,666,179	275,914	4,241	36,603,200	4,983,725	36,810,726	5,493,528	
Licenses and trademarks		795,868	787,266	2,854			744,355		735,749	
Less:										
Current liabilities	991,436	1,757,673	1,905,366	53,472	148,168	17,839,182	2,119,227	17,791,153	2,241,406	
Long-term liabilities	410,239	6,742,372	6,644,083			11,093,983	8,099,838	11,237,863	7,678,011	
Fair value of net assets acquired prior to giving effect to the increase in equity interest acquired	1,783,692	2,567,328	2,265,397	297,207	(68,514)	36,063,550	2,692,294	36,592,912	5,462,340	
% of equity acquired	13%	4.99%	1%	99.15%	80%	24.61%	(3.27)%	0.04%	0.04%	
Net assets acquired prior to capital stock increase	231,880	128,110	22,654	294,681	(54,811)	8,875,240	(88,038)	14,637	2,185	P. 9,426,538
Capital stock increase							2,739,175		997	
Equity interest acquired							39.83%		39.87%	
Fair value of capital increase acquired							1,091,013		397	1,091,410
Total fair value of net assets acquired	231,880	128,110	22,654	294,681	(54,811)	8,875,240	1,002,975	14,637	2,582	10,517,948
Acquisition cost	663,807	1,264,229	339,107	400,048	286,187	8,502,325	151,474	13,771	1,002	11,621,950
Goodwill	431,927	1,136,119	316,453	105,367	340,998	(372,915)	(851,501)	(866)	(1,580)	1,104,002
Less: Negative goodwill credited to stockholders' equity						372,915	851,501	866	1,580	1,226,862
Goodwill, net	P. 431,927	P.1,136,119	P. 316,453	P. 105,367	P.340,998	P.	P.	P.	P.	P. 2,330,864

TELMEX determined the fair value of fixed assets by means of appraisals performed by independent appraisers.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Embrapar

On May 8, 2006, TELMEX, through its subsidiary Telmex Solutions Telecomunicações Ltda., announced a public offering to acquire in cash all of Embrapar's ordinary and preferred shares issued and outstanding. The price offered was R$ 6.95 for every 1,000 shares, plus a restatement adjustment through the date on which each purchase is paid for. The offer included the holders of preferred shares in the form of American Depositary Shares (ADSs), and initiated on October 3, 2006 through the publishing of an offering notice in both Brazil and the United States.

On November 6, 2006, the initial period of this public offering expired, and based on the conditions agreed on such offering, a second purchase period initiated whereby the remaining stockholders could sell their Embrapar shares. As a result of these acquisitions, which totaled P. 8,516,096 (USD 769.7 million), TELMEX holds a 98.0% of all the Embrapar's ordinary shares and 97.0% of all its outstanding shares at December 31, 2006.

Superview

On October 27, 2006, the Company acquired a 99.15% equity interest in Superview Telecomunicaciones, S.A. (Superview), a cable television operator in Colombia, for P. 400,048 (USD 37 million).

At the date of issuance of these financial statements, the fair value of the acquired assets and liabilities is being determined and, accordingly, the amount of goodwill from this acquisition is subject to adjustment.

Sección Amarilla USA

On October 20, 2006, the Company acquired 80% of Sección Amarilla USA, LLC (Sausa) (formerly Cobalt Publishing, LLC), a yellow pages company in the U.S.A., for P. 286,187 (USD 26.5 million).

The Company has not completed the determination of the fair value of acquired assets and liabilities.

TV Cable and Cable Pacífico

On December 4, 2006, TELMEX announced that it had entered into an agreement with the controlling shareholders of TV Cable, S.A. and TV. Cable Comunicaciones S.A. E.S.P. (jointly TV Cable) and of T.V. Cable del Pacífico, S.A. E.S.P. (Cable Pacífico) to acquire 100% of the shares of TV Cable and a 97.5% of the shares of Cable Pacífico. The transactions are subject to the corresponding regulatory approvals and other conditions.

TV Cable provides the cable television, Internet and IP voice services in Bogotá and Cali, Colombia. Cable Pacífico operates in several states in Colombia, and has its main operation in Medellin.

Ertach

On November 9, 2006, TELMEX agreed to purchase 100% of Ertach, S.A., from Sociedad Comercial del Plata, S.A., a holding company which is currently subject to insolvency proceedings in Argentina, for P. 243,450 (U.S.$22.5 million), subject to adjustments. This acquisition is expected to close in the third quarter of 2007, subject to approval by the Argentine Secretary of Communications and by the judge presiding over the insolvency proceedings, in addition to certain other closing conditions.

Ertach provides Internet access, data and voice services through a wireless network, covering more than 160 cities in Argentina.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Pro forma financial data

The following unaudited pro forma combined financial data for 2006 and 2005 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that acquisitions were made at the beginning of 2005 and are based upon available information and other assumptions that management believes are reasonable.

The unaudited pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions occurred at the beginning of such year, nor are they intended to predict the Company's results of operations.

	Unaudited pro forma combined TELMEX for the years ended December 31	
	2006	**2005**
Operating revenues	**P.175,258,174**	P.175,047,173
Majority net income	**28,580,099**	30,240,671
Earnings per share (in Mexican pesos):		
Basic	**1.36**	1.32
Diluted	**1.36**	1.32

Investments in 2005

During 2005, several subsidiaries and an affiliate in Latin America were acquired. The results of operations of the acquired subsidiaries and affiliate were incorporated into the Company's financial statements in the month following its acquisition.

All acquisitions were recorded using the purchase method. The allocation of the purchase price to the net assets acquired based on its fair values at acquisition date is as follows:

	Values at acquisition date						
	Net January 2005	Net March 2005	Net May 2005	Millicom July 2005	Primesys November 2005	Net December 2005	Total
Current assets	P. 4,790,791	P.4,286,765	P.4,595,688	P. 241	P. 363,499	P.5,361,318	
Fixed assets	3,833,807	3,743,199	3,577,779		309,852	3,583,901	
Licences	10,096	9,757	10,220		216,838	10,484	
Less:							
Current liabilities	9,219,459	2,510,955	1,660,114	661	141,336	2,036,474	
Long term liabilities	2,413,038	6,135,945	6,186,608		7,647	6,249,850	
Fair value of net assets acquired	(2,997,803)	(607,179)	336,965	(420)	741,206	669,379	
Equity interest acquired	1.56%	46.7%	0.23%	100%	100%	0%	
Net assets acquired	(46,766)	(283,552)	775	(420)	741,206		P. 411,243
Acquisition cost	253,107	3,588,266	22,155	12,070	1,222,873	163,854	5,262,325
Goodwill	P. 299,873	P.3,871,818	P. 21,380	P.12,490	P. 481,667	P. 163,854	P.4,851,082

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The Company determined the fair value of fixed assets by means of appraisals performed by independent appraisers and through estimates made of fair values.

Embrapar

From March through May 2005, TELMEX contributed P. 7,026,599 (USD 611.5 million) to increase capital stock of its subsidiary Embrapar, thus increasing its ownership to 95.1% of Embrapar's voting shares and 63.9% of all of its issued and outstanding shares.

Minority shareholders contributed P.1,076,552 (USD 88 million) during the same period, giving rise to an increase in stockholders' equity.

On October 24, 2005, TELMEX contributed to Embrapar all of Telmex do Brasil Ltda. (Telmex do Brasil) capital stock and its 37.1% equity interest in Net, thereby increasing its equity interest in Embrapar to 97.3% of the voting shares and 72.3% of all issued and outstanding shares. This transaction was carried out through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A., companies that held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to a credit of P. 1,181,188, which was recognized in majority stockholders' equity.

Primesys

In November 2005, Embratel acquired from Portugal Telecom do Brasil S.A. 100% of the capital stock of Primesys Soluções Empresariais S.A (Primesys), for P. 1,222,873 (R$ 250.8 million).

Primesys provides high value-added services in Brazil, such as comprehensive communication solutions and network outsourcing.

Techtel

On June 23, 2005, TELMEX exercised its right to acquire from Intelec, S.A. an additional equity interest of approximately 10% in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel) for P. 176,718 (USD 15 million), increasing its equity interest to 93.4%. On December 27, 2005, TELMEX acquired from Intelec the remaining 6.6% equity interest in Techtel for P. 115,452 (USD 10 million). These amounts exceeded the proportionate book value of the shares acquired, giving rise to a charge of P. 292,170 to stockholders' equity.

Pro forma financial data

The following unaudited pro forma combined financial data for 2005 and 2004 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that acquisitions were made at the beginning of 2004 and are based upon available information and other assumptions that management believes are reasonable.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The unaudited pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions occurred at the beginning of such year, nor are they intended to predict the Company's results of operations.

	Unaudited pro forma combined TELMEX For the year ended December 31	
	2005	2004
Operating revenues	P.174,753,560	P.176,745,692
Majority net income	30,282,190	30,343,556
Earnings per share (in Mexican pesos):		
Basic	1.32	1.27
Diluted	1.32	1.26

Investments in 2004

In 2004, TELMEX acquired several Latin American subsidiaries.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date						
	Holding companies of Embrapar July 2004	Embrapar December 2004	Chilesat April 2004	Chilesat June 2004	Techtel [(1)] and Metrored April and June 2004	Assets of AT&T February 2004	Total
Current assets	P.14,304,501	P.19,073,249	P. 613,950	P. 687,426	P. 183,061	P. 911,456	
Fixed assets	25,565,571	26,921,466	845,580	855,275	482,457	2,106,392	
Licenses and trademarks	659,761	3,278,068			70,565	192,916	
Less:							
Current liabilities	7,307,041	16,819,702	1,024,719	1,106,193	264,059	418,861	
Long-term liabilities	29,405,290	11,059,578	409,569	416,607	269,523	302,348	
Fair value of net assets acquired	3,817,502	21,393,503	25,242	19,901	202,501	2,489,555	
% of equity acquired	100%	14.31%	40%	59.28%	85.99%[(2)]	100%	
Net assets acquired	3,817,502	3,061,410	10,097	11,797	174,131	2,489,555	P. 9,564,492
Amount paid	4,957,674	3,366,087	652,082	963,053	1,388,545	2,432,219	13,759,660
Goodwill generated	1,140,172	304,677	641,985	951,256	1,214,414	(57,336)	4,195,168
Less goodwill charged to stockholders' equity					618,407		618,407
Goodwill generated, net	1,140,172	304,677	641,985	951,256	596,007	(57,336)	3,576,761
Amortization of the period	35,397	1,264	18,195	23,930	7,734	(12,159)	74,361
Goodwill, net	P. 1,104,775	P. 303,413	P. 623,790	P. 927,326	P. 588,273	P. (45,177)	P. 3,502,400

(1) The figures of Techtel are presented at book value.
(2) This is the weighted average of the 80% and 95% equity interest acquired of Techtel and Metrored, respectively.

TELMEX determined the fair value of fixed assets by means of appraisals preformed by independent appraisers and the estimate of their value in use.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Embrapar and Embratel

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for P. 4,957,674 (USD 400 million) all of MCI's direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, the controlling shareholders of Embrapar, representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of P. 3,366,087 (USD 271.6 million), acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of total outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel.

Chilesat

In April 2004, TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for P. 652,082 (USD 47 million). Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 TELMEX purchased for P. 963,053 (USD 67 million) an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel

In April 2004, Telmex acquired an 80% equity interest in Techtel, which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A.B. de C.V. (América Móvil) for P. 929,564 (USD 75 million), and the remaining 20% equity interest was acquired from Intelec, S.A. for P. 309,855 (USD 25 million). Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to stockholders' equity.

Metrored

In June 2004, TELMEX acquired most of the assets of Metrored Telecomunicaciones S.R.L. (Metrored), a company engaged in providing telecommunications services in Argentina. The purchase price was P. 149,126 (USD 12 million).

AT&T Latin America Corp. assets

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp., a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was P. 2,432,219 (USD 196.3 million).

Pro forma Financial Data

The following pro forma unaudited combined financial data for 2004 is based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2004 and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of such year, nor are they intended to predict the Company's results of operations.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Unaudited Pro forma combined TELMEX for the years ended December 31
	2004
Operating revenues	P. 175,405,768
Majority net income	30,339,521
Earnings per share (in Mexican pesos):	
Basic	1.27
Diluted	1.26

IV. Subsequent Events

Embrapar

From January 1 through February 12, 2007, TELMEX has made additional acquisitions totaling P. 164,394 (USD 15.2 million), thereby increasing its ownership to 98.0% of all the ordinary shares and 97.4% of all outstanding shares of Embrapar.

CANTV

On February 8, 2007, TELMEX and América Móvil, a related party, agreed with Verizon to terminate the agreement signed in April 2006 to acquire Verizon's equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), since they did not expect to obtain the necessary authorizations from the Venezuelan government to complete the acquisition.

Teledinámica

In February 2007, TELMEX agreed to acquire the assets of Teledinámica, S.A., a cable television and Internet access provider in Barranquilla, Colombia, for P. 310,212 (U.S.$28 million).

Ecutel

On March 12, 2007, TELMEX acquired 100% of the shares of Ecuador Telecom S.A., a company that provides telecommunication services to corporate clients and to small and medium size companies in Guayaquil, Ecuador, for P. 263,514 (USD 23.6 million).

Boga

On March 9, 2007, TELMEX acquired 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru.

TV Cable and Cable Pacífico

On March 13, 2007, TELMEX concluded the acquisition of TV Cable for P. 1,367,822 (U.S.$123 million). On March 16, 2007, TELMEX concluded the acquisition of the 100% of Cable Pacifico for P._1,118,670 (U.S.$100.0 million) plus a P. 335,601 (U.S.$30.0 million) payment to obtain a national license.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Cablecentro

On March 30, 2007, TELMEX agreed to acquire 100% of the assets of Union de Cableoperadores del Centro, Cablecentro S.A., or Cablecentro, for approximately P. 2,714,919 (U.S.$245 million), and of Satelcaribe S.A., or Satelcaribe, for approximately P. 310,276 (U.S.$28 million), subject to regulatory approvals and a purchase price adjustment based on the number of customers at closing. Both companies offer cable television and Internet access services in more than 50 cities in Colombia, including Bogota, Cucuta, Bucaramanga, Ubaque and Neiva through Cablecentro and in more than 15 cities, including Cartagena, Santa Marta, Valledupar, Sincelejo and Monteria through Satelcaribe.

7. Labor Obligations

Mexico - Pensions and seniority premiums

Substantially all of the Company's employees are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund, which totaled P. 90,939 in 2006, P. 62,925 in 2005 and P. 1,814,398 in 2004. These contributions are deductible for Mexican corporate income tax purposes. The unrecognized net transition obligation, unrecognized prior service costs and unrecognized gains/losses are being amortized over a 12 year period, which is the estimated average remaining working lifetime of Company employees. The most relevant information related to labor obligations is as follows:

An analysis of net periodic cost is as follows:

	2006	2005	2004
Labor cost	**P. 3,214,129**	P. 3,064,869	P. 2,763,400
Financing cost on projected benefit obligation	**7,749,378**	6,969,286	6,172,495
Expected return on plan assets	**(8,037,370)**	(7,344,838)	(6,361,569)
Amortization of unrecognized net transition obligation and prior service cost	**1,291,920**	1,347,025	1,324,280
Amortization of unrecognized losses	**274,413**	501,452	876,491
Net periodic cost	**P. 4,492,470**	P. 4,537,794	P. 4,775,097

An analysis of the projected benefit obligation is as follows:

	2006	2005
Actuarial present value of labor obligation:		
Vested benefit obligation	**P. 64,588,338**	P. 56,852,126
Non-vested benefit obligation	**62,249,802**	52,060,944
Accumulated benefit obligation (ABO)	**126,838,140**	108,913,070
Effect of salary projection	**3,953,052**	4,244,542
Projected benefit obligation (PBO)	**P.130,791,192**	P.113,157,612

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

An analysis of changes in the projected benefit obligation is as follows:

	2006	2005
Projected benefit obligation at beginning of year	**P.113,157,612**	P.105,014,032
Labor cost	**3,214,129**	3,064,869
Financing cost on projected benefit obligation	**7,749,378**	6,969,286
Actuarial loss	**15,413,346**	3,896,947
Benefits paid to employees	**(184,736)**	(217,326)
Payments from trust fund	**(5,976,146)**	(5,570,196)
Translation effect	**(2,582,391)**	
Projected benefit obligation at end of year	**P.130,791,192**	P.113,157,612

An analysis of changes in plan assets is as follows:

	2006	2005
Fair value of plan assets at beginning of year	**P.122,093,753**	P.110,384,302
Expected return on plan assets	**8,037,370**	7,344,838
Actuarial gain	**17,188,949**	9,871,884
Contributions to trust fund	**90,939**	62,925
Payments from trust fund	**(5,976,146)**	(5,570,196)
Translation effect	**(2,786,323)**	
Fair value of plan assets at end of year	**P.138,648,542**	P.122,093,753

An analysis of the net projected asset is as follows:

	2006	2005
Plan assets in excess of projected benefit obligation	**P. 7,857,350**	P. 8,936,141
Unrecognized actuarial loss	**8,409,344**	10,704,039
Unrecognized net transition obligation at the date of initial application	**2,678,490**	4,028,689
Unrecognized prior service cost and changes in the plan	**226,596**	265,056
Net projected asset	**P. 19,171,780**	P. 23,933,925

At December 31, 2006 and 2005, the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by P. 11,810,402 and P. 13,180,683, respectively. In conformity with Mexican accounting Bulletin D-3, *Labor Obligations*, the balance sheets show a net projected asset of P. 19,171,780 and P. 23,933,925 in 2006 and 2005, respectively.

In 2006, the net actuarial gain of P. 1,775,603 is the result of a favorable actuarial difference of P. 17,188,949, due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange, and of an actuarial loss of P. 15,413,346, mostly attributable to the revision made in July 2006 of the demographical actuarial assumptions used in the computation of pensions. The changes in these assumptions were based on the experience of the Company and of the general trends in Mexico during the last few years, as well as on future expectations. The change in assumptions represented an increase of P. 667,859 in the 2006 net periodic cost, with respect to the cost that would have resulted had the Company continued to apply the actuarial assumptions used in prior years. In addition, the actuarial loss is also due in part to the change in the estimated retirement age and the Company's experience with retired personnel.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

In 2005, the net actuarial gain of P. 5,974,937 was derived primarily from an actuarial gain of P. 9,871,884, due to the favorable effect of plan assets represented by shares of companies listed on the Mexican Stock Exchange and to the increases in interest rates in our fixed-yield investments, which was partially offset by an actuarial loss of P. 3,896,947, derived from changes in the experience with retired personnel and differences between the inflation rate and the increase in projected salaries.

The rates used in the actuarial studies at December 31, 2006, 2005 and 2004 are as follows:

	2006 %	2005 %	2004 %
Discount of labor obligations:			
Long-term average	**5.72**	5.77	5.82
Salary increase:			
Long-term average	**0.94**	0.94	0.94
Return on plan assets	**6.82**	6.82	6.82

At December 31, 2006, 43.7% (44.3% in 2005) of plan assets were invested in fixed-yield securities and the remaining 56.3% (55.7% in 2005) in variable-yield securities.

Dismissal

The most important information related to labor obligations for dismissals is as follows:

An analysis of net periodic cost is as follows:

	2006	2005
Labor cost	**P. 23,840**	P. 8,190
Financing cost on projected benefit obligation	**17,657**	9,446
Amortization of unrecognized net transition obligation and prior service cost	**65,873**	147,101
Net periodic cost	**P.107,370**	P.164,737

An analysis of the projected benefit obligation is as follows:

	2006	2005
Actuarial present value of labor obligation:		
Accumulated benefit obligation (ABO)	**P.144,017**	P.142,360
Effect of salary projection	**6,682**	5,544
Projected benefit obligation (PBO)	**P.150,699**	P.147,904

An analysis of labor obligation for dismissals is as follows:

	2006	2005
Projected benefit obligation	**P.150,699**	P.147,904
Unrecognized actuarial loss	**82,819**	657
Net projected liability	**P.233,518**	P.148,561

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

A reconciliation of the book reserve is as follows:

	2006	2005
Balance at beginning of year	**P.148,561**	
Net periodic cost	**107,370**	P.164,737
Payments	**(19,023)**	(16,176)
Translation effect	**(3,390)**	
Balance at end of year	**P.233,518**	P.148,561

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2006 and 2005 for such plans are as follows:

	2006	2005
Defined-benefit pension plan (DBP)	**P. 133,146**	P. 182,053
Medical assistance plan (MAP)	**1,327,462**	1,100,523
Defined-contribution plan (DCP)	**576,996**	692,714
Total	**P.2,037,604**	P.1,975,290

Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Fundação Embratel de Seguridade Social – Telos, an independent entity that manages the fund.

The unrecognized net obligation at the date of initial application related to the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Unrecognized gains/losses are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel's benefit plans for 2006, 2005 and for the five-month period ended December 31, 2004 is as follows:

	2006		2005		2004	
	DBP	MAP	DBP	MAP	DBP	MAP
Labor cost	**P. 280**	**P. 36**	P. 429	P. 93	P. 271	P. 37
Financial cost of benefit obligation	**596,417**	**195,791**	579,886	198,648	212,588	63,400
Expected return on plan assets	**(652,168)**	**(26,345)**	(622,612)	(28,089)	(213,933)	(12,462)
Amortization of (gains) losses	**(1,155)**	**9,065**	1,364	22,067	1,349	4,202
Net periodic (benefit) cost	**P. (56,626)**	**P. 178,547**	P. (40,933)	P. 192,719	P. 275	P. 55,177

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

An analysis of the defined-benefit plan and medical assistance plan is as follows:

	2006		2005	
	DBP	**MAP**	**DBP**	**MAP**
Present value of labor obligations:				
Vested benefit obligation	**P.5,738,948**	**P. 1,921,254**	P.5,270,963	P. 1,693,701
Non-vested benefit obligation		**885**	6,758	726
Projected benefit obligation	**P.5,738,948**	**P. 1,922,139**	P.5,277,721	P. 1,694,427

An analysis of changes in defined-benefit plan and medical assistance plan obligations is as follows:

	2006		2005	
	DBP	**MAP**	**DBP**	**MAP**
Projected benefit obligation at beginning of year	**P.5,277,721**	**P. 1,694,427**	P.5,131,764	P. 1,719,353
Labor cost	**280**	**36**	429	93
Financial cost on defined-benefit obligation and medical assistance	**596,417**	**195,791**	579,886	198,648
Actuarial loss (gain)	**131,831**	**27,403**	(180,231)	(232,166)
Payments from trust fund	**(499,514)**	**(70,071)**	(477,366)	(66,294)
Effect of translation	**232,213**	**74,553**	223,239	74,793
Defined-benefit plan obligation and obligations under medical assistance plan at end of year	**P.5,738,948**	**P. 1,922,139**	P.5,277,721	P. 1,694,427

Changes in the plan assets were as follows:

	2006		2005	
	DBP	**MAP**	**DBP**	**MAP**
Fair value of plan assets at beginning of year	**P.5,750,159**	**P. 258,073**	P.5,493,448	P. 272,886
Expected return on plan assets	**652,168**	**26,345**	622,612	28,089
Actuarial gain (loss)	**314,732**	**8,259**	(127,789)	16,445
Payments from trust fund	**(499,514)**	**(70,071)**	(477,366)	(66,294)
Contributions to fund	**300**	**31**	282	31
Administrative expenses		**(4,675)**		(4,957)
Effect of translation	**253,002**	**11,356**	238,972	11,873
Fair value of plan assets at end of year	**P.6,470,847**	**P. 229,318**	P.5,750,159	P. 258,073

An analysis of the net projected liability for the pension plan and medical assistance plan is as follows:

	2006		2005	
	DBP	**MAP**	**DBP**	**MAP**
Plan assets in excess (short) of defined-benefit obligation and medical assistance plan	**P. 731,899**	**P.(1,692,821)**	P. 472,438	P.(1,436,354)
Unrecognized net obligation at the date of initial application	**4,253**		7,451	
Unamortized actuarial (gain) loss	**(869,298)**	**365,359**	(661,942)	335,831
Accrued pension cost	**P.(133,146)**	**P.(1,327,462)**	P.(182,053)	P.(1,100,523)

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

In 2006, the net actuarial gain of P. 182,901 in the DBP and the net actuarial loss of P. 19,144 in the MAP, are due principally to actuarial losses on the defined-benefit obligation and medical assistance plan of P. 131,831 and P. 27,403, respectively, and the actuarial gain on plan assets of P. 314,732 and P. 8,259, respectively.

In 2005, the net actuarial gains of P. 52,442 in the DBP and P. 248,611 in the MAP are due principally to the actuarial gain on the defined-benefit obligations and medical assistance plan of P. 180,231 and P. 232,166, respectively, and the actuarial (loss) gain on plan assets of P. (127,789) and P. 16,445, respectively.

The rates used in the actuarial studies at December 31, 2006, 2005 and 2004 are as follows:

	2006 %	2005 %	2004 %
Discount of labor obligations:			
Long-term average	**11.3**	11.3	11.3
Salary increase:			
Long-term average	**5.0**	5.0	5.0
Return on plan assets	**11.3**	11.3	11.3
Annual inflation:			
Long-term average	**5.0**	5.0	5.0

At December 31, 2006, 80.0% (80.2% in 2005) of plan assets are represented by fixed-yield instruments, 13.5% (12.8% in 2005) by variable-yield instruments and the remaining 6.5% (7.0% in 2005) by other assets.

Defined-contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from DBP to the DCP. This liability is being amortized over a 20 year period starting on January 1, 1999. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that date, which is subject to increases based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2006, the balance of the DCP obligation amounted to P. 576,996 (P. 692,714 in 2005).

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

8. Long-term Debt

Long-term debt consists of the following:

	Average weighted interest rate at December 31		Maturities from	Balance at December 31	
	2006	2005	2007 to	2006	2005
U.S. dollar denominated debt:					
Consolidated excluding Embratel:					
Bonds	**4.9%**	5.8%	**2015**	**P. 29,907,625**	P.43,548,644
Banks	**5.7%**	5.2%	**2014**	**44,121,738**	36,532,890
Suppliers' credits	**6.0%**	6.6%	**2011**	**94,943**	36,477
Financial leases	**6.3%**	5.8%	**2011**	**92,776**	420,978
Total				**74,217,082**	80,538,989
Embratel's U.S. dollar denominated debt:					
Bonds	**11.0%**	11.0%	**2008**	**1,935,589**	2,029,822
Banks	**6.2%**	5.9%	**2013**	**10,460,335**	4,720,777
Financial leases		11.3%			713
Total U.S. dollar denominated debt				**86,613,006**	87,290,301
Mexican peso denominated debt:					
Bonds	**8.8%**		**2016**	**4,500,000**	
Domestic senior notes ("Certificados Bursátiles")	**9.0%**	9.4%	**2012**	**7,100,000**	7,027,680
Banks	**7.5%**	8.5%	**2007**	**1,300,000**	1,384,240
Total Mexican peso denominated debt				**12,900,000**	8,411,920
Brazilian real denominated debt:					
Banks	**12.7%**	15.2%	**2010**	**38,243**	76,111
Financial leases	**17.0%**	18.2%	**2008**	**2,524**	14,065
Total Brazilian real denominated debt				**40,767**	90,176
Debt denominated in other currencies:					
Banks	**7.4%**	6.6%	**2016**	**762,295**	617,648
Financial leases	**10.8%**	12.5%	**2027**	**181,533**	192,063
Suppliers' credits	**2.0%**	2.0%	**2022**	**245,736**	250,710
Total debt denominated in other currencies:				**1,189,564**	1,060,421
Total debt				**100,743,337**	96,852,818
Less short-term debt and current portion of long-term debt excluding Embratel				**9,195,743**	14,590,305
Embratel				**3,355,529**	950,656
Short-term debt and current portion of long-term debt				**12,551,272**	15,540,961
Long-term debt				**P. 88,192,065**	P.81,311,857

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The above-mentioned rates are subject to market variances and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2006 (including interest, interest-rate swaps, commissions and Mexican taxes withheld), was approximately 7.0% excluding Embratel (6.4% in 2005), and 7.1% (6.7% in 2005) including Embratel.

The Company's short–term debt and current portion of long-term debt at December 31, 2006, excluding Embratel, is P. 9,195,743 (P. 14,590,305 in 2005), which primarily includes P. 3,223,246 in bank debt (P. 2,348,949 in 2005) and P. 5,900,000 (P. 12,184,987 in 2005) in bonds.

Convertible debt:

On June 11, 1999, the Company issued USD 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2003 and 2004, TELMEX repurchased P. 5,294,288 (USD 424.7 million) of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of P. 61,098 (USD 5.0 million) to 6,835,080 series "L" shares. On the maturity date, the outstanding balance on the debentures was P. 7,205,260 (USD 570.3 million), which was repaid as follows: P. 7,198,813 (USD 569.8 million) was converted to 770,570,400 shares at a ratio of 67.6220 ADR's (one ADR equals 20 series "L" shares) per USD 1 thousand in principal and P. 6,447 (USD 0.5 million) was repaid in cash. In 2004, interest expense on the debentures was P. 823,607.

Bonds:

a) On January 26, 2001, TELMEX issued a P. 12,800,986 (USD 1,000 million) bond, maturing in January 2006 and bearing an 8.25% annual interest rate, payable semiannually. As a supplement to this bond, on May 8, 2001, the Company issued P. 6,036,495 (USD 500 million) with the same terms. Interest expense on the bonds was P. 70,215 for the year ended December 31, 2006 (P. 1,440,375 and P. 1,664,896 for the years ended December 31, 2005 and 2004, respectively). During 2005, TELMEX repurchased a total P. 5,213,907 (USD 431.6 million) (book value) of these bonds. The repurchase price was higher than the book value by P. 190,510 (USD 15.6 million), which was recognized in Comprehensive financing cost. In January 2006, the Company paid P. 11,612,115 (USD 1,068.4 million) for the outstanding balance of the bonds.

b) On November 19, 2003, a P. 13,007,964 (USD 1,000 million) bond was issued, maturing in 2008 and bearing a 4.5% annual interest rate, payable semiannually. Interest expense on the bond for the year ended December 31, 2006 was P. 530,265 (P. 562,308 and P. 605,901 for the years ended December 31, 2005 and 2004, respectively).

c) On January 27, 2005, TELMEX issued bonds for a total of P. 16,123,614 (USD 1,300 million), divided into two tranches of P. 8,061,807 (USD 650 million) each. The first tranch matures in 2010 and bears a 4.75% annual interest rate and the second tranch matures in 2015 bearing a 5.5% annual interest rate. Interest is payable semi-annually. On February 22, 2005, additional bonds were issued thereby increasing the initial bond issuances to P. 11,707,269 and P. 9,884,538, respectively (USD 950 million and USD 800 million, respectively). Interest expense on the bonds that mature in 2010 amounted to P. 531,585 for the year ended December 31, 2006 (P. 507,257 for the year ended December 31, 2005); and to P. 518,329 for the year ended December 31, 2006 (P. 500,032 for the year ended December 31, 2005) on the bond that matures in 2015.

d) On January 26, 2006, TELMEX issued abroad a P. 4,500 million bond, which matures in 2016 and bears an 8.75% annual interest rate. Interest expense on the bond was P. 392,794 for the year ended December 31, 2006.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Syndicated loans:

On July 15, 2004, TELMEX entered into a syndicated loan agreement for P. 31,535,816 (USD 2,425 million) divided in two tranches, the first tranch for P. 19,925,622 (USD 1,525 million) with a maturity of three years, and the second tranch for P. 11,610,194 (USD 900 million) with a five-year maturity.

On October 20, 2005, TELMEX entered into an agreement to restructure the above-mentioned syndicated loan of P. 31,535,816 (USD 2,425 million), in order to improve the credit terms and modify the total loan amount to P. 29,201,161 (USD 2,500 million) divided in two tranches. The first tranch for P. 17,520,697 (USD 1,500 million) with a four-year maturity, and the second tranch for P. 11,680,464 (USD 1,000 million) with a six-year maturity. No penalties were assessed for the restructuring of the syndicated loan.

On August 11, 2006, this loan was restructured again, in order to improve the credit terms and increasing the total loan amount to P. 33,280,186 (USD 3,000 million) divided into three tranches. The first tranch for P. 14,421,414 (USD 1,300 million) and with a three-year maturity, the second tranch for P. 11,093,395 (USD 1,000 million) with a five-year maturity, and the third tranch for P. 7,765,377 (USD 700 million) with a seven-year maturity. The outstanding balance as of December 31, 2006 has been included in Bank debt (U.S. dollar denominated liabilities).

On June 30, 2006, TELMEX entered into a syndicated loan agreement for P. 5,769,616 (USD 500 million) divided into two tranches of P. 2,884,808 (USD 250 million) each, with a four-year and six-year maturity, respectively.

Domestic senior notes ("Certificados Bursátiles"):

At December 31, 2006, P. 7,450,000 domestic senior notes had been issued under the program authorized by the CNBV in 2001; the outstanding balance at such date is P. 6,600,000. The term of this program ended in April 2004 and TELMEX is only paying the outstanding balance of the transactions carried out.

On September 30, 2005, TELMEX obtained the approval from the CNBV for a new program to issue long-term domestic senior notes for up to P. 10,000,000 (nominal amount). At December 31, 2006, P. 500,000 of long-term domestic senior notes under this new program have been issued; the unused balance at such date is P. 9,500,000.

Lines of credit:

At December 31, 2006, TELMEX has long-term lines of credit with certain foreign financial institutions. The unused portion of committed lines of credit totaled P. 1,786,368 (USD 164.2 million), and bear a floating interest rate of LIBOR plus 30 basis points, approximately, at the time of use. At December 31, 2006, Embratel has unused lines of credit of P. 879,933 (USD 80.9 million) that bear a 4.1% interest.

Prepayments of debt:

During 2005, TELMEX prepaid a portion of its debt with certain financial institutions, excluding the repurchase of the bonds that mature in 2006, totaling P. 215,101 (approximately USD 18.3 million), without penalty.

During 2005, Embratel prepaid 35% of the bond that matures in 2008 (P. 1,141,552, equal to USD 96.3 million), and P. 2,362,411 (USD 200 million) of its short-term debt.

Covenants:

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios, and the restriction to sell and important part of groups of assets, among others. At December 31, 2006, the Company has complied with such restrictive covenants.

In addition, a portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX's controlling company) or its current stockholders continue to control the majority of the Company's voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2006 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2006 (in units)	Equivalent in Mexican Pesos
U.S. dollar	7,964,048	P. 10.87	P.86,613,006
Brazilian real	8,013	5.09	40,767
Other currencies			1,189,564
Total			P.87,843,337

Maturities of long-term debt at December 31, 2006 are as follows:

Years	Excluding Embratel	Embratel	Total
2008	P. 12,284,108	P.3,578,991	P.15,863,099
2009	15,809,124	1,543,239	17,352,363
2010	14,202,120	1,682,691	15,884,811
2011	12,473,142	1,443,969	13,917,111
2012 and thereafter	24,132,230	1,042,451	25,174,681
Total	P. 78,900,724	P.9,291,341	P.88,192,065

Subsequent Event

On April 23, 2007, TELMEX placed domestic senior notes ("Certificados Bursátiles") for a total of P. 9,500,000 in two tranches, the first one for P. 5,000,000 due in 30 years at a fixed rate of 8.36% and the second one for P. 4,500,000 due in 5 years at a rate of "TIIE" interbank rate less 10 basis points.

Hedges:

At December 31, 2006 and 2005, the financial instruments contracted by the Company are as follows:

	2006		2005	
Financial instrument	Notional amount (in millions)	Fair value	Notional amount (in millions)	Fair value
Consolidated excluding Embratel:				
Interest-rate swaps in pesos	**P. 31,952**	**P.(1,455)**	P. 15,900	P. (254)
Interest-rate swaps in dollars	**USD 1,050**	**P. 429**	USD 1,050	P. 592
Interest-rate swaps in dollars	**USD 1,050**	**P. (280)**	USD 1,050	P. (352)
Cross currency swaps	**USD 2,250**	**P. 765**		
Forwards dollar-peso	**USD 4,255**	**P. (761)**	USD 6,320	P.(1,447)
Hedges of Embratel:				
Interest-rate swaps and forwards dollar-Brazilian real	**USD 288**	**P. (622)**	USD 410	P. (219)

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivative financial instruments to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2006, the Company entered into short-term exchange hedges which, at December 31, 2006, hedged liabilities of P. 46,275,253 million (USD 4,255 million) (P. 72,079,387 or USD 6,320 million in 2005). In 2006, the Company recognized a credit of P. 50,043 (charges of P. 7,595,495 in 2005 and P. 549,775 in 2004) in its statement of income for these hedges corresponding to changes in their fair value.

In 2006, the Company also entered into cross currency swaps that cover liabilities of P. 24,469,875 (USD 2,250 million). The Company recognized a charge of P. 76,450 in its statement of income for these swaps corresponding to changes in their fair value.

Embratel uses hedging derivative instruments (foreign currency swaps and forwards) to protect itself from the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. At December 31, 2006 and 2005, liabilities hedged amounted to P. 3,135,081 (USD 288.3 million) and P. 4,676,443 (USD 410.3 million), respectively. Embratel recognized a charge of P. 1,095,141 in 2006 (charges of P. 729,163 in 2005 and P. 844,796 in 2004) corresponding to changes in their fair value of these hedging derivative instruments.

To offset its exposure to financial risks related to the variable-yield debt, the Company (excluding Embratel) entered into interest-rate swaps. Under these contracts, the Company agreed to receive the 28-day "TIIE" interbank rate and the 182-day treasury certificate (CETES) rate and to pay fixed rates. The difference between the market interest rate and the rates contracted under the swaps was recorded in the statement of income.

At December 31, 2006, the Company had interest-rate swaps for a total nominal amount of P. 31,952,125. In addition, the Company had interest-rate swaps for a total nominal amount of P. 11,419,275 (USD 1,050 million), paying fixed rates and receiving a six-month LIBOR rate, and of P. 11,419,275 (USD 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2005, the Company had interest-rate swaps for a total nominal amount of P. 15,900,000 and P. 11,975,215 (USD 1,050 million), paying fixed rates and receiving a six-month LIBOR rate, as well as P. 11,975,215 (USD 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. In 2006, the Company recognized a net expense for these swaps in comprehensive financing cost of P.723,568 (P. 197,480 in 2005 and P. 460,603 in 2004).

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

This amount includes a charge of P. 549,138 (P. 310,725 in 2005), derived from the replacement of its Mexican peso-denominated interest rate swaps.

9. Deferred Credits

At December 31, 2006 and 2005, deferred credits consist of the following:

	2006	2005
Advance billings	**P.1,326,016**	P.1,390,851
Advances from subscribers and others	**832,803**	676,790
Total	**P.2,158,819**	P.2,067,641

10. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31	
	2006	2005
Suppliers	**P.11,341,170**	P.10,688,869
Sundry creditors	**5,158,343**	4,776,595
Net settlement payables	**349,860**	628,993
Related parties	**3,510,346**	2,731,342
Accrued interest	**2,053,975**	1,579,160
Accruals for other contractual employee benefits	**1,360,732**	1,417,253
Vacation accrual	**1,547,519**	1,560,868
Accruals for Embratel contingencies	**6,562,620**	3,087,760
Other	**2,082,903**	1,821,627
	P.33,967,468	P.28,292,467

The activity in the principal accrued liabilities for the years ended December 31, 2006, 2005 and 2004, is as follows:

Accruals for other contractual employee benefits:

	2006	2005	2004
Balance at beginning of year	**P. 1,417,253**	P. 1,271,413	P. 1,028,095
Effect of acquired companies			150,672
Increase through charge to expenses	**3,935,062**	3,982,193	3,703,279
Charges to provision	**(3,925,349)**	(3,803,388)	(3,550,224)
Translation and monetary effect	**(66,234)**	(32,965)	(60,409)
Balance at end of year	**P. 1,360,732**	P. 1,417,253	P. 1,271,413

Vacation accrual:

	2006	2005	2004
Balance at beginning of year	**P. 1,560,868**	P. 1,564,215	P. 1,205,553
Effect of acquired companies			349,101
Increase through charge to expenses	**2,756,844**	2,903,112	2,835,560
Charges to provision	**(2,688,930)**	(2,880,765)	(2,749,967)
Translation and monetary effect	**(81,263)**	(25,694)	(76,032)
Balance at end of year	**P. 1,547,519**	P. 1,560,868	P. 1,564,215

Accruals for Embratel contingencies:

	2006	2005	2004
Balance at beginning of year	**P. 3,087,760**	P.2,228,492	
Effect of acquired companies			P.2,227,682
Increase through charge to expenses	**2,821,199**	1,034,190	103,223
Increase charged to other accounts	**2,252,200**		
Charges to provision	**(1,677,203)**	(272,356)	(17,221)
Translation and monetary effect	**78,664**	97,434	(85,192)
Balance at end of year	**P. 6,562,620**	P.3,087,760	P.2,228,492

11. Foreign Currency Position and Transactions

a) At December 31, 2006 and 2005, the Company had rights and obligations denominated in the following foreign currencies:

	Foreign currency in millions			
	2006	Exchange rate at December 31, 2006	2005	Exchange rate at December 31, 2005
Assets:				
U.S. dollar	**674**	**P. 10.88**	492	P. 10.71
Argentinean peso	**182**	**3.55**	132	3.53
Brazilian real	**3,376**	**5.09**	2,265	4.58
Chilean peso	**28,266**	**0.02**	23,735	0.02
Colombian peso	**27,350**	**0.0049**	19,845	0.0047
Peruvian sol	**91**	**3.40**	94	3.12
Liabilities:				
U.S. dollar	**8,197**	**P. 10.88**	7,883	P. 10.71
Argentinean peso	**256**	**3.55**	170	3.53
Brazilian real	**3,066**	**5.09**	2,180	4.58
Chilean peso	**49,417**	**0.02**	48,754	0.02
Colombian peso	**91,335**	**0.0049**	34,617	0.0047
Peruvian sol	**96**	**3.40**	90	3.12
Euro	**32**	**14.33**	47	12.65

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

At July 12, 2007, exchange rates are as follows:

Currency	Exchange rate
U.S. dollar	P. 10.79
Argentinean peso	3.46
Brazilian real	5.76
Chilean peso	0.02
Colombian peso	0.0055
Peruvian sol	3.42
Euro	14.73

b) During 2006, 2005 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars		
	2006	2005	2004
Revenues	**USD 4,703**	USD 3,855	USD 1,731
Operating costs and expenses	**3,957**	2,933	1,461
Interest income	**196**	117	70
Interest expense	**484**	563	409

12. Commitments and Contingencies

a) Commitments

The Company leases certain equipment used in its operations under capital leases. At December 31, 2006, the Company had the following commitments under non-cancelable capital leases:

Year ended December 31,	
2007	P. 76,025
2008	47,278
2009	41,074
2010	33,553
2011	58,411
2012 and thereafter	157,918
Total	414,259
Less unaccrued interest	137,426
Present value of minimum net rental payments	276,833
Less current portion	54,403
Long-term obligation at December 31, 2006	P.222,430

At December 31, 2006, the Company has non-cancelable commitments of P. 10,168,547 (P. 8,878,809 in 2005) for the purchase of equipment and consulting and management services, including P. 2,488,347 (P. 2,907,045 in 2005) of non-cancelable commitments with related parties. Payments made under purchase agreements aggregated to P. 5,322,487 in 2006, (P. 8,672,807 in 2005 and P.9,967,962 in 2004).

At December 31, 2006 there are outstanding letters of credit for P. 32,627 (P. 227,734 in 2005), issued to foreign suppliers for purchase of materials and supplies.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

b) Contingencies Mexico

(i) On December 4, 1997, the Federal Commission of Economic Competition (COFECO) issued a preliminary ruling declaring that Teléfonos de México, S.A.B. de C.V. exercises substantial power over what it referred to as five telecommunications markets. Teléfonos de México, S.A.B. de C.V. filed an appeal against such ruling and refuted the final ruling issued by the COFECO on February 19, 1998. After several judicial instances and rulings, the plenary meeting of the COFECO issued a ruling dated February 23, 2007, in which it revoked the preliminary ruling and ordered that the file be closed.

(ii) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A.B. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A.B. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A.B. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been filed with the Federal Court of Justice for Tax and Administrative Matters.

(iii) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A.B. de C.V. owed a total of approximately P. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A.B. de C.V. filed an appeal with the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican law, by means of a bank trust, the Company guaranteed payment of such tax liability through July 19, 2007. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

c) Contingencies Brazil

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel's debt plus restatement penalties and surcharges generated through July 2006 related to the so-called Brazilian ICMS tax on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). The effective application of the benefits of this agreement will depend on the regulations of each state.

In those states in which Embratel has already implemented the benefits of this agreement, it has made payments of P. 2,352,360, thus laying to rest any disputes related to the matter. Regarding the states in which the benefits of this agreement have not yet been implemented, Embratel has created an accrual of P. 2,002,287, as it considers that such states will most likely enter into the agreement related to the payment of debts.

Embratel received assessments by the tax authorities related to alleged undue ICMS tax credits of P. 400,672 not addressed by the referred agreement that are considered by the external lawyers as probable losses. Claims in which the lawyers consider Embratel will prevail are P. 424,397 which consequently, has not been provided for in the financial statements.

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the State of Rio de Janeiro for payment of ICMS on internet and satellite use of P. 1,200,485. In March 2004, Star One was required to pay P.100,479 in the Brazilian Federal District (Brasilia) for ICMS not paid on satellite use. Based on the lawyers' estimates, Embratel considers the probability of a loss in this contingency as possible (but not probable) and, consequently, has not provided for such amount in the financial statements.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The subsidiaries Vésper S.A. and Telmex do Brasil Ltda. received assessments related to ICMS of P.119,586, which were provided for, since they are considered as probable losses. These subsidiaries received additional assessment of P. 91,054, which are considered as a possible loss (but not probable) and, consequently, have not been provided for in the financial statements.

Income tax on inbound international income

In March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary Embratel in the amount of P. 1,461,127 for failing to pay income tax for years 1996 and 1997. Embratel filed an appeal against this assessment with Brazil's Special Federal Tax Court, which is still pending; however, the Company's external lawyers are of the opinion that there is a likelihood of loss and therefore, an accrual of P. 2,577,965 was provided for at December 31, 2006.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income from 1998 amounting to P.327,570. Embratel first filed an appeal with the administrative courts, and after receiving an unfavorable ruling, Embratel filed a lawsuit before judicial court, whose ruling in the first instance was unfavorable. However, after further review, the court nullified the ruling and issued a new ruling declaring the annulment of the contested ruling and declaring that there was no legal tax relationship between the parties in 1998.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received an assessment from the Brazilian Federal Revenue Service (SRF) totaling P. 808,801 for payment of the PIS prior to 1995 that had been offset in accordance with Brazilian tax law. Based on the known facts and on both management's and the lawyers' arguments and opinions, Embratel considers a loss from this contingency as possible (but not probable) and, consequently, has not provided for such amount in the financial statements.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

In August 2001, Embratel also received an assessment of P. 1,739,686 related to its exemption from payment of the COFINS on the exportation of telecommunication services during 1999. The government auditor made several errors in the computation of this tax and, consequently, such amount was later reduced to P. 1,203,537. Embratel appealed the case in Brazil's Federal Tax Court and ruling is still pending. Based on the known facts and on both management's and the lawyers' arguments and opinions, Embratel considers the probability of a loss in this contingency as possible and, consequently, has not provided for such amount in the financial statements.

In November 2006, Embratel received an assessment by the SRF of P. 82,956 for the payment of the COFINS in 1999, which is considered by the external lawyers as a probable loss.

Other tax contingencies

Embratel, Vesper, S.A., Telmex do Brasil Ltda. And Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the National Institute of Social Security (INSS), Social Contribution on Net Income (CSLL), Telecom Development Fund (FUST) and Income Tax on Payments Abroad (IRRF), among others, which could give rise to tax contingencies, of which P. 1,753,486 is considered as a possible loss and consequently, has not been provided for in the financial statements.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel's external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, P. 607,166 has been reserved for probable unfavorable rulings. According to the Company's external lawyers, although the Company's arguments in these cases are well founded, there is no guarantee of a favorable outcome.

Other civil and labor contingencies

There are other on-going civil and labor litigations that could give rise to contingencies of which P. 657,072 has been accrued to cover the portion considered as probable losses, and P. 1,292,703, which corresponds to the portion that represents a possible loss, has not been provided for in the financial statements. According to the Company's external lawyers, although the Company's arguments in these cases are well founded, there is no guarantee of a favorable outcome.

d) Contingencies Colombia

In June 2007, the Colombian antitrust authority announced that it had begun an investigation of TELMEX's acquisition of Superview, TV Cable and Cable Pacifico. TELMEX believes it has complied with all applicable Colombian laws and regulations relating to these acquisitions.

13. Related Parties

During the years ended December 31, 2006, 2005 and 2004, the most important transactions with related parties are as follows:

	2006	2005	2004
Investment and expenses:			
Purchase of materials, inventories and fixed assets (1)	**P. 5,359,756**	P. 6,283,707	P. 6,475,275
Acquisition of 60% of Techtel			962,264
Insurance premiums, fees for administrative and operating services, security trading and others (2)	**3,759,286**	4,043,199	2,883,643
Interconnection under the "Calling Party Pays" program (3)	**12,837,421**	12,107,196	11,353,501
Cost for termination of international calls (4)	**279,936**		
Revenues:			
Sale of materials and other services (5)	**1,333,894**	1,579,770	1,088,232
Sale of long-distance and other telecommunications services (6)	**6,989,687**	6,408,369	4,445,544
Revenue for termination of international calls (4)	**1,318,727**		
Sale of 50% of Technology and Internet LLC		46,261	

(1) Includes P. 4,306,760 in 2006 (P. 6,216,731 in 2005 and P. 6,433,189 in 2004) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom, the company that controls Teléfonos de México, S.A.B. de C.V.

(2) Includes P. 1,298,644 in 2006 (P. 1,633,852 in 2005 and P. 996,170 in 2004) for network maintenance services from a subsidiary of Carso Group; P. 766,244 in 2006 (P. 793,184 in 2005 and P. 627,874 in 2004) for services received from subsidiaries of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (IDEAL); P. 441,497 in 2006 (P. 378,466 in 2005 and P. 374,234 in 2004) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P. 63,902 in 2006 (P. 133,992 in 2005 and P. 141,389 in 2004) for security trading fees paid to Inversora Bursátil, S.A. (Inversora), and P. 425,275 in 2006 (P. 492,857 in 2005 and 367,578 in 2004) for consulting and management services paid to technology partners (AT&T and Carso Global Telecom). Carso Group, IDEAL, Seguros and Inversora are entities under common control with Carso Global Telecom.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

(3) Interconnection expenses under the *"Calling Party Pays"* program are derived from outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. It also includes P. 3,848,239 in 2006 (P. 2,200,740 in 2005 and P. 660,407 in 2004) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the brand "Claro" in Brazil. América Móvil is an entity under common control with Carso Global Telecom.
(4) Operations with AT&T.
(5) Includes P. 323,311 in 2006 (P. 426,642 in 2005 and P. 464,712 in 2004) from the sale of materials and other services to subsidiaries of the Carso Group.
(6) Includes revenues billed to América Móvil's subsidiaries that operate under the brand *"Claro"* for P. 850,492 in 2006 (P. 1,836,095 in 2005 and P. 342,383 in 2004).

At December 31, 2006, TELMEX had net amounts payable to a subsidiary of the Carso Group and one subsidiary of América Móvil of P. 419,155 and P. 1,105,785, respectively (P. 230,020 and P. 1,128,397, respectively, in 2005). At December 31,2006, TELMEX had net amounts receivable from ATT of P. 317,315. Also, Embratel had an outstanding loan from a subsidiary of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa Financial Group) of P. 285,161 in 2005. Inbursa Financial Group is an entity under common control with Carso Global Telecom.

The companies mentioned in this note are considered to be related parties, since the Company's main stockholders are also, directly or indirectly, stockholders of such companies. Carso Global Telecom holds the majority of the Company's voting shares. AT&T is a minority shareholder of the Company.

14. Stockholders' Equity

a) At an extraordinary meeting held on December 5, 2006, the stockholders approved, based on the requirements of the Securities Trading Act in force, to amend the Company's bylaws, primarily to modify the integration, organization and functioning of its corporate bodies. In this regard, several resolutions were adopted and are related to i) the exchange of certain series of shares that in due time must be carried out, ii) the corporate powers previously conferred to the Board, iii) the operation of the Board of Directors, the Corporate Practices Committee and the Audit Committee under their current structures, iv) the appointment and ratification of the President of the Corporate Practices Committee and of the President of the Audit Committee and v) the revocation of the appointments of the Statutory Auditor and the Alternate Statutory Auditor; as well to modify the bylaws to change its business name to Teléfonos de México, Sociedad Anónima Bursátil de Capital Variable or its abbreviation, S.A.B. de C.V.

At an extraordinary stockholders' meeting held on April 28, 2005, the stockholders approved the restructuring of the number of outstanding Series "AA", "A" and "L" shares, through a two-for-one stock split (two new shares for each prior outstanding share) as of May 25, 2005.

All figures related to the number of shares included in the accompanying financial statements and in these notes consider the aforementioned stock split, regardless of whether such figures refer to dates prior to the date of the split.

b) At December 31, 2006, capital stock is represented by 20,203 million common shares issued and outstanding with no par value, representing the Company's fixed capital (P. 22,045 million in 2005), comprised as follows:

	2006	2005
8,115 million Series "AA" shares	**P.15,540,853**	P.15,540,853
446 million Series "A" shares (479 in 2005)	**1,000,918**	1,075,979
11,642 million Series "L" shares with limited voting rights (13,451 in 2005)	**10,454,503**	12,034,322
Total	**P.26,996,274**	P.28,651,154

At December 31, 2006 and 2005, the historical value of the capital stock was P. 252,539 and P. 275,564, respectively. An analysis of changes in 2006, 2005 and 2004 is as follows:

	Capital stock (1)					
	Series "AA"		Series "A"		Series "L"	
	Number	Amount	Number	Amount	Number	Amount
Balances at January 1, 2004	8,272	P.15,844,149	530	P.1,187,550	15,416	P.14,285,231
Repurchase of Company's own shares in cash			(3)	(7,623)	(1,416)	(1,292,848)
Debt converted into common shares					778	10,809
Stock options exercised (Note 17)					88	78,850
Conversion of "AA" shares to "L" shares	(145)	(279,857)			145	279,857
Conversion of "A" shares to "L" shares			(23)	(47,797)	23	47,797
Balances At December 31, 2004	8,127	15,564,292	504	1,132,130	15,034	13,409,696
Repurchase of company's own shares in cash			(6)	(13,916)	(1,614)	(1,441,048)
Conversion of "AA" share to "L" shares	(12)	(23,439)			12	23,439
Conversion of "A" shares to "L" shares			(19)	(42,235)	19	42,235
Balance At December 31, 2005	8,115	15,540,853	479	1,075,979	13,451	12,034,322
Repurchase of Company's own shares in cash			**(4)**	**(8,826)**	**(1,838)**	**(1,646,054)**
Conversion of "A" shares to "L" shares			**(29)**	**(66,235)**	**29**	**66,235**
Balance at December 31, 2006	**8,115**	**P.15,540,853**	**446**	**P.1,000,918**	**11,642**	**P.10,454,503**

(1) Number of shares in millions.

The Company's capital stock must be represented in a percentage of no less than 20% by common Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, and that shall represent at all times at least 51% of all common shares issued and outstanding; by common Series "A" shares, which may be freely subscribed, in a percentage not to exceed 19.6% of capital stock and in a percentage not to exceed 49% of common shares issued and outstanding, and that both shares, Series "AA" and "A", do not represent more than 51% of capital stock; and by Series "L" shares, which have limited voting rights and may be freely subscribed, which together with Series "A" shares shall not exceed 80% of capital stock.

Voting rights

Each ordinary Series "AA" and "A" shares entitle the holder to one vote at general shareholders' meetings. Each Series "L" shares entitle the holder to one vote at any shareholders' meeting in which Series "L" holders are authorized to vote. According to the Bylaws´ Clause Eighth, Series "L" shares will have only the right to vote to designate two directors to the Board of Directors and their corresponding alternate directors, and on the following matters:

- The transformation of the corporation;
- Merger with another entity, as a disappearing company, or a merger with another entity as a surviving company when the disappearing entity's corporate purpose differs from that of the Company; and
- Cancellation of the registration of the shares issued by the Company in the securities or special sections of the National Registry of Securities and in other foreign stock exchanges in which they are registered.

The resolutions adopted by the Extraordinary Shareholders' Meetings related to any of the matters in which the Series "L" shares are entitled to vote will be also required to be approved by the majority vote of Series "AA" and Series "A" shares in order to be valid.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Under Mexican law, holders of any series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the holders of that series. The shareholders of the Company (including Series "L") who individually or jointly represents 20% or more of the capital stock are entitled to legally oppose to the general shareholders' meetings resolutions in which they have the right to vote. Determining whether a proposal requires the vote by the holders of Series "L" under such basis would initially be made by the Board of Directors or by any other party that calls a shareholders' meeting to decide on the proposal. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the need for a class vote. There are no other procedures to determine whether a proposal requires a class vote, and Mexican law provides no additional guidance with respect to the criteria to be applied in making such determination.

c) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the theoretical nominal value of capital stock of the shares acquired.

At a regular stockholders' meeting held on October 9, 2006, the stockholders approved to increase by P. 15,000,000 (historical) the total nominal amount authorized for the repurchase of the Company's own shares, bringing the total maximum amount to be used for this purpose to P. 15,931,293 (historical).

At a regular stockholders' meeting held on April 27, 2007, the stockholders approved to increase by P. 15,000,000 the total nominal amount authorized for the repurchase of the Company's own shares, bringing the total maximum amount to be used for this purpose to P. 23,046,597.

In 2006, the Company acquired 1,838.0 million Series "L" shares for P. 23,737,186 (historical cost of P. 23,092,355) and 3.9 million Series "A" shares for P. 52,122 (historical cost of P. 50,682).

In 2005, the Company acquired 1,614.0 million Series "L" shares for P. 18,171,361 (historical cost of P. 17,172,604) and 6.2 million Series "A" shares for P. 69,744 (historical cost of P. 65,761).

In 2004, the Company acquired 1,415.7 million Series "L" shares for P. 14,902,148 (historical cost of P. 13,482,173) and 3.4 million Series "A" shares for P. 35,519 (historical cost of P. 32,134).

At December 31, 2006, 2005 and 2004, the Company had 12,029 (12,000 Series "L" and 29 Series "A" shares), 10,187 (10,162 Series "L" and 25 Series "A" shares) and 8,567 (8,549 Series "L" and 18 Series "A" shares) million treasury shares, respectively. Pursuant to the Ordinary Shareholders' Meeting held on April 27, 2007, the Company had 12,400 (12,371 Series "L" and 29 Series "A" shares) million treasury shares.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve, until the legal reserve reaches at least 20% of capital stock.

e) In 2004, as a result of the maturity of convertible senior debentures, the Company issued 777.4 million Series "L" shares.

f) Earnings per share are obtained by dividing majority net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in 2004 were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 17. The computation was made by adding to majority net income for the year, the net comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

An analysis is as follows:

	2006	2005	2004
Earnings per basic share:			
Majority net income	**P.28,533,965**	P.30,005,924	P.30,253,351
Weighted average number of shares issued and outstanding (millions)	**20,948**	22,893	23,906
Earnings per basic share (in Mexican pesos):	**P. 1.36**	P. 1.31	P. 1.27
Earnings per diluted share:			
Majority net income	**P.28,533,965**	P.30,005,924	P.30,253,351
Comprehensive financing cost (net of income tax and employee profit sharing)			528,571
Adjusted income	**P.28,533,965**	P.30,005,924	P.30,781,922
Weighted average number of shares issued and outstanding (millions)	**20,948**	22,893	23,906
Add:			
Potentially dilutive shares			498
Weighted average number of diluted shares issued and outstanding (millions)	**20,948**	22,893	24,404
Earnings per diluted share (in Mexican pesos)	**P. 1.36**	P. 1.31	P. 1.26

g) At December 31, 2006, the caption "Other accumulated comprehensive income" includes the deficit from the restatement of stockholders' equity net of deferred taxes, gain on dilution of investment in affiliate, the fair value of swaps net of deferred taxes and the effect of translation of foreign entities of P. (79,416,229), P. 827,177, P. 34,725 and P. 4,992,973, respectively (deficit from restatement of stockholders' equity net of deferred taxes, the fair value of swaps net of deferred taxes and the effect of translation of foreign entities of P. (76,220,765), P. 159,848 and P. 3,669,202, respectively, in 2005).

15. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized Teléfonos de México, S.A.B. de C.V. to consolidate its tax results effective January 1, 1995. The tax consolidation excludes the tax results of Instituto Tecnológico de Teléfonos de México, S.C. and of the Mexican subsidiaries acquired during the year.

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transfer of the tax consolidation of Teléfonos de México, S.A.B. de C.V. to that of Carso Global Telecom (TELMEX's controlling company), starting in the 2005 fiscal year, in conformity with the Mexican Income Tax Law, which did not result in the tax deconsolidation of Teléfonos de México, S.A.B. de C.V. nor its subsidiaries, nor in their exclusion from the tax consolidation regime.

b) The asset tax is a minimum income tax, computed on the average value of most assets net of certain liabilities. Income tax can be credited against asset tax; therefore, the latter is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2006, 2005 and 2004 was P. 1,290,270, P. 1,172,510 and P. 3,080,087, respectively, amounts that were paid by crediting the corporate income tax paid in such years.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

c) An analysis of income tax expense is as follows:

	2006	2005	2004
Current year income tax:			
From Mexican operations	**P.13,031,228**	P.14,506,917	P.16,418,050
From foreign operations	**783,366**	373,027	169,534
Deferred tax of Mexican operations, net of related monetary position gain of P. 738,058 (P. 663,275 in 2005 and P. 1,264,084 in 2004)	**(320,680)**	(2,760,751)	(943,147)
Deferred tax of foreign operations, net of related monetary position gain of P. 82,281 (P. 28,130 in 2005 and P. 81,484 in 2004)	**(435,016)**	190,586	691,266
Effect of change in Mexican statutory tax rate			(2,734,291)
Total	**P.13,058,898**	P.12,309,779	P.13,601,412

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2006 %	2005 %	2004 %
Statutory income tax rate	**29.0**	30.0	33.0
Effect of change in tax rate			(5.9)
Depreciation	**(0.3)**	(0.5)	(0.5)
Financial cost	**0.3**	(0.1)	0.1
Employee profit sharing	**(1.8)**	(2.0)	
Other	**1.4**	(0.5)	0.9
Effective tax rate for Mexican operations	**28.6**	26.9	27.6
Revenues and costs of foreign subsidiaries	**0.6**	(0.2)	1.1
Effective income tax rate	**29.2**	26.7	28.7

On December 1, 2004, an annual gradual decrease in the corporate income tax rate was approved starting in 2005, until it reaches 28% in 2007. The effect of such rate reduction represented a credit to the results of operations for 2004 of P. 2,734,291.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

At December 31, 2006 and 2005, the Company (excluding foreign entities) has recognized deferred taxes on the following temporary differences:

	2006	2005
Deferred tax assets:		
Allowance for bad debts and slow-moving inventories	**P. 510,434**	P. 637,300
Tax losses	**78,508**	77,346
Advance billings	**369,364**	368,068
Accrued liabilities	**826,170**	919,698
Employee profit sharing	**819,356**	833,126
Financial instruments	**31,378**	
	2,635,210	2,835,538
Deferred tax liabilities:		
Fixed assets	**P.(12,585,436)**	P.(11,386,931)
Inventories	**(183,500)**	(281,787)
Licenses	**(119,907)**	(180,819)
Pensions	**(5,333,245)**	(6,657,508)
Prepaid expenses	**(394,320)**	(299,995)
Financial instruments		(538,118)
	(18,616,408)	(19,345,158)
Net deferred tax liability	**P.(15,981,198)**	P.(16,509,620)

d) In Mexico the Company is subject to the payment of employee profit sharing in addition to its contractual compensation and benefits. In 2006 and 2005, employee profit sharing was computed applying a 10% rate to taxable income, after eliminating certain inflationary effects as well as the restatement of depreciation expense.

Beginning in 2005, deferred income taxes started to be recognized on employee profit sharing expense, since as of 2006, employee profit sharing can be deducted from the income tax base at the time of payment to employees.

e) At December 31, 2006, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was P. 28,854,568 and P. 41,534,658, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on a stand-alone basis.

f) At December 31, 2006 and 2005, foreign entities recognized deferred taxes on the following temporary differences:

	2006	2005
Deferred tax assets:		
Fixed assets	**P. 1,631,756**	P. 1,608,160
Allowance for bad debts and slow-moving inventories	**1,102,295**	1,878,856
Tax losses	**9,917,606**	10,305,629
Advance billings	**64,491**	61,774
Accrued liabilities	**2,258,272**	1,089,835
Medical assistance plan	**242,723**	177,312
Valuation allowance	**(8,268,879)**	(8,598,478)
	6,948,264	6,523,088
Deferred tax liabilities:		
Licenses	**(331,737)**	(360,045)
	(331,737)	(360,045)
Net deferred tax asset	**P. 6,616,527**	P. 6,163,043

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of these subsidiaries in 2006, 2005 and 2004 were P. 285,752, P. 2,552,146 and P. 1,196,200, respectively.

At December 31, 2006, Embratel has available P. 4,940,042 tax loss carry forwards and P. 4,337,901 negative basis of social contribution, which in conformity with the tax regulation in Brazil, where there is no limit on the carry forward of tax losses; however, the carry forward in each year may not exceed 30% of the tax base for such year. The tax rates applicable to the tax loss carry forwards and negative basis of social contribution are 24% and 9%, respectively.

16. Segments

TELMEX operates primarily in Mexico, the U.S.A. and in other countries in Latin America. Additional information related to the Company's operations is provided in Note 1. The most relevant segment information, which has been prepared on a consistent basis, is as follows:

	(In millions of Mexican pesos with purchasing power at December 31, 2006)								
	Mexico	Brazil	Argentina	Chile	Colombia	Peru	U.S.A.	Adjustments	Total consolidated
December 31, 2006									
Operating revenues	**P.128,267**	**P. 42,676**	**P. 1,240**	**P.1,364**	**P. 909**	**P. 729**	**P.684**	**P. (863)**	**P.175,006**
Depreciation and amortization	**18,062**	**5,732**	**192**	**238**	**128**	**156**	**55**		**24,563**
Operating income	**47,756**	**307**	**(77)**	**(21)**	**263**	**43**	**11**	**9**	**48,291**
Segment assets	**368,230**	**106,320**	**2,369**	**3,052**	**1,463**	**1,639**	**546**		**483,619**
Goodwill	**432**	**6,859**	**192**	**1,214**	**105**		**340**		**9,142**
December 31, 2005									
Operating revenues	P.129,749	P. 40,250	P. 1,143	P.1,358	P. 576	P. 655	P.528	P. (754)	P.173,505
Depreciation and amortization	19,634	5,766	134	189	79	158	21	18	25,999
Operating income	47,408	3,259	(18)	85	146	2	42	924	51,848
Segment assets	358,114	101,901	2,025	2,592	846	1,508	271	565	467,822
Goodwill		6,681	338	1,508				(471)	8,056
December 31, 2004									
Operating revenues	P.133,617	P. 17,132	P. 718	P. 852	P. 383	P. 484	P.170	P. 697	P.154,053
Depreciation and amortization	21,695	2,951	146	151	78	78	9	140	25,248
Operating income	46,408	252	(102)	(83)	68	(6)	26	1,049	47,612
Segment assets	355,928	102,450	1,745	2,328	678	1,324	92	(4,549)	459,996
Goodwill		2,016	614	1,445	(116)	(224)		(233)	3,502

Intersegmental income by country is omitted as it is considered immaterial. Comprehensive financing cost and income tax and employee profit sharing expense are not allocated to each segment, as they are handled at corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

17. Stock Option Plan

In September 2001, as approved by the stockholders in an ordinary meeting held on February 6, 2001, TELMEX established a stock option plan for its officers for up to 100 million Series "L" shares. From September 2001 through December 2004, 62,833,810 shares were exercised. Of the 100 million Series "L" shares approved by the stockholders, 37,166,190 had still not been exercised.

In a session of the Company's Evaluation and Compensation Committee held on February 8, 2005, the Series "L" stock option plan was revoked and the remaining unexercised shares were canceled.

18. Differences between Mexican FRS and U.S. GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards ("Mexican FRS"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP").

The Mexican FRS consolidated financial statements include the effect of inflation as provided for under Bulletin B-10 and Bulletin B-15. The reconciliation to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement into constant pesos as of December 31, 2006 for the years ended December 31, 2005 and 2004, because these provisions of inflation accounting under Mexican FRS do not meet the requirements of Rule 3-20 of Regulation S-X of the U.S. Securities and Exchange Commission (SEC). The Mexican FRS and U.S. GAAP prior periods amounts, included throughout Note 18, were restated using the 1.0405 Mexican inflation factor.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, stockholders' equity and resources provided by operating and financing activities.

Cash flow information:

Under Mexican FRS, the Company presents consolidated statements of changes in financial position, as described in Note 1. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95 ("SFAS 95"), *"Statement of cash flows,"* does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican FRS, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows, including the capitalization of debt; whereas under Mexican FRS non-cash transactions that affect the financial structure of an entity, such as converting debt into equity, must be presented separately in the statement of changes in financial position.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2006 and 2005
(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, and the conversion of debt instruments into common shares is excluded, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income under U.S.GAAP	**P. 27,603,789**	P. 28,144,040	P. 30,356,449
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**27,051,430**	28,347,235	27,331,614
Amortization	**840,518**	925,099	370,993
Amortization of deferred charges	**516,832**	319,643	
Effect of exchange rate differences on debt	**750,791**	(4,983,621)	(3,521,341)
Monetary gain, net	**(3,022,868)**	(2,513,881)	(3,751,151)
Deferred taxes	**(638,376)**	(2,847,066)	(4,382,709)
Equity interest in net (income) loss of affiliates	**(495,303)**	(328,051)	123,488
Minority interest	**(453,084)**	96,385	(29,078)
Net periodic cost of labor obligations	**4,112,759**	3,815,442	3,891,946
Marketable securities	**(2,830,863)**	290,770	7,937,292
Change in operating assets and liabilities	**(1,084,776)**	(4,879,929)	1,044,170
Total adjustments	**24,747,060**	18,242,026	29,015,224
Net cash provided by operating activities	**52,350,849**	46,386,066	59,371,673
Cash flows from investing activities:			
Investment in plant, property and equipment and inventories	**(23,269,442)**	(25,141,812)	(21,907,843)
Instruments available for sale		8,144,028	(7,443,414)
Initial cash from subsidiaries acquired	**55,705**	130,792	5,045,151
Investment in subsidiaries and affiliated companies	**(11,477,195)**	(5,518,145)	(13,693,755)
Sale of affiliated company		45,206	
Other investments	**(670,896)**	(644,897)	(504,819)
Net cash used in investing activities	**(35,361,828)**	(22,984,828)	(38,504,680)
Cash flows from financing activities:			
New loans	**23,961,377**	25,860,023	51,675,215
Repayment of loans	**(15,458,733)**	(20,205,905)	(38,006,136)
Repurchase of Company's own shares and cash dividends paid	**(32,314,916)**	(27,143,742)	(23,693,942)
Stock options exercised			597,933
Minority interest	**(408,059)**	1,051,984	
Net cash used in financing activities	**(24,220,331)**	(20,437,640)	(9,426,930)
Effect of inflation accounting on cash and cash equivalents	**(768,555)**	(851,964)	(923,652)
Net (decrease) increase in cash and cash equivalents	**(7,999,865)**	2,111,634	10,516,411
Cash and cash equivalents at beginning of year	**24,151,109**	22,039,475	11,523,064
Cash and cash equivalents at end of year	**P. 16,151,244**	P. 24,151,109	P. 22,039,475

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,		
	2006	2005	2004
Interest	**P. 5,758,176**	P. 6,268,678	P. 5,280,247
Income tax	**12,303,232**	14,704,901	10,375,292
Employee profit sharing	**2,889,390**	2,951,016	2,825,499

Cash flows from purchases of trading securities during 2006 were P.2,849,671 (P. 31,037 and P. 24,388 in 2005 and 2004, respectively) and cash flows from sales of trading securities during 2006 were P.131,210 (P. 155,188 and P. 570,377 in 2005 and 2004, respectively).

Capitalized interest:

Under Mexican FRS, the Company does not capitalize financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing costs for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 4, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate plant, property and equipment. Hence, in 1996 the Company adopted the alternate restatement method allowed by the Bulletin B-10, which requires the restatement of plant property and equipment based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders' equity increased by P. 10,977,198 (P.9,622,301 in 2005), and the depreciation expense for 2006 increased by P. 3,357,822 (P.3,129,194 and P.2,416,463 in 2005 and 2004, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 15, under Mexican FRS, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in comformity with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *"Accounting for income taxes"*.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Under Mexican FRS, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

The deferred tax adjustment included in the net income and stockholder's equity reconciliations, also includes the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively "deferred taxes") between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2004	P.1,464,685
2005	335,555
2006	**(117,320)**

The effect of deferred income tax and deferred employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant is applied as an adjustment to stockholders' equity. The related accumulated amounts at December 31, 2006 and 2005 that decreased equity were P. (3,773,915) and P. (3,163,678), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2004 through 2006 are the following:

2004	P. (61,493)
2005	(1,820,392)
2006	**(610,237)**

In 2006, 2005 and 2004, monetary gains of P. 16,453, P.18,480 and P. 49,411, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Significant components of deferred taxes from our Mexican operations under U.S. GAAP at December 31, 2006 and 2005 are as follows:

	2006			2005		
	Income tax	Employee profit sharing	Deferred taxes	Income tax	Employee profit sharing	Deferred Taxes
Deferred tax assets:						
Allowances for bad debts and slow moving inventories	**P. 510,434**	**P. 159,970**	**P. 670,404**	P. 622,756	P. 194,136	P. 816,892
Tax loss carry forwards	**78,508**		**78,508**	75,581		75,581
Advance billings	**347,066**	**112,194**	**459,260**	342,082	111,344	453,426
Accrued liabilities	**832,283**	**296,500**	**1,128,783**	898,709	320,779	1,219,488
Debt obligations exchange loss					26,324	26,324
Employee profit sharing	**2,425,476**		**2,425,476**	2,888,343		2,888,343
Financial instruments	**49,602**	**1,842**	**51,444**			
Total deferred tax assets	**4,243,369**	**570,506**	**4,813,875**	4,827,471	652,583	5,480,054
Deferred tax liabilities:						
Fixed assets, net	**(13,549,208)**	**(4,910,027)**	**(18,459,235)**	(12,369,959)	(5,205,186)	(17,575,145)
Inventories	**(198,860)**	**(100,905)**	**(299,765)**	(289,995)	(114,411)	(404,406)
Capitalized interest or net financing cost	**(482,944)**	**(165,972)**	**(648,916)**	(578,727)	(211,926)	(790,653)
Licenses	**(103,723)**	**(61,085)**	**(164,808)**	(155,839)	(41,786)	(197,625)
Pensions	**(2,134,673)**	**(762,383)**	**(2,897,056)**	(6,052,115)	(2,161,470)	(8,213,585)
Prepaid expenses	**(394,320)**	**(131,713)**	**(526,033)**	(293,148)	(104,827)	(397,975)
Debt obligations exchange gain		**(174,561)**	**(174,561)**			
Financial instruments				(540,501)	(220,937)	(761,438)
Total deferred tax liabilities	**(16,863,728)**	**(6,306,646)**	**(23,170,374)**	(20,280,284)	(8,060,543)	(28,340,827)
Net deferred tax liabilities	**P.(12,620,359)**	**P.(5,736,140)**	**P.(18,356,499)**	P.(15,452,813)	P.(7,407,960)	P.(22,860,773)

For Mexican FRS purposes, as earlier discussed in Note 15, the deferred income tax liabilities recognized for the Mexican operations amounted to P.15,981,198 and P.16,132,851 at December 31, 2006 and 2005, respectively.

The temporary differences, on which the foreign subsidiaries recognized deferred taxes under U.S. GAAP in the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Deferred tax assets:		
Allowance for bad debts and slow-moving inventories	P. 1,102,295	P. 1,835,978
Tax loss carryforwards	9,917,606	10,070,442
Advance billings	64,491	60,365
Accrued liabilities	2,258,272	1,064,963
Medical assistance plan	366,943	173,265
Valuation allowance	(8,268,879)	(8,402,250)
	5,440,728	4,802,763
Deferred tax liabilities:		
Fixed assets, net	(1,478,832)	(207,039)
Capitalized interest	(89,887)	(49,274)
Licenses	(331,737)	(351,828)
	(1,900,456)	(608,141)
Net deferred tax asset	P. 3,540,272	P. 4,194,622

For Mexican FRS purposes, as earlier discussed in Note 15, the deferred income tax assets recognized for the foreign operations amounted to P. 6,616,527 and P. 6,022,395 at December 31, 2006 and 2005, respectively.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Under U.S. GAAP deferred tax assets and liabilities are classified as current or noncurrent, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, are classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxation authority.

Employee benefit obligation:

Mexico

In 2006, 2005 and 2004, pension and seniority premium plans expense under U.S. GAAP, totaled P. 3,990,838 P. 3,667,120, and P. 3,837,760, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 ("SFAS No. 87"), *"Employers' Accounting for Pensions,"* consist of the following:

	December 31,		
	2006	2005	2004
Labor cost	**P. 3,214,102**	P. 2,994,925	P. 2,700,336
Financial cost of projected benefit obligation	**7,749,378**	6,810,239	6,031,631
Projected return on plan assets	**(8,037,300)**	(7,177,220)	(6,216,390)
Amortization of past service costs	**602,581**	602,581	602,581
Amortization of variances in assumptions	**462,077**	436,595	719,602
Net period cost under U.S. GAAP	**3,990,838**	3,667,120	3,837,760
Net period cost under Mexican FRS	**4,599,840**	4,595,214	4,666,124
Cost reduction under U.S. GAAP	**P. (609,002)**	P. (928,094)	P. (828,364)

The amounts reconciled in net income, represent the effect generated by the assumptions used during the first application on the adoption of the pension and seniority premium accounting rules when they became effective for US GAAP and Mexican FRS purposes, which were in different years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 12 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 7.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The change in plans' funded status under U.S. GAAP, prior to adoption of SFAS 158 is as follows:

	2006	2005
Plan assets in excess of projected benefits	**P. 7,857,350**	P. 8,732,209
Unrecognized actuarial loss	**8,830,792**	11,060,363
Unrecognized net transition obligation at the date of initial application	**1,138,154**	1,707,192
Unrecognized prior service cost and changes in the plan	**226,603**	260,103
Net projected asset	**P.18,052,899**	P.21,759,867

The weighted-average actual asset allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,	
	2006	2005
Equity securities :		
Mexican companies	**51.4%**	51.2%
U.S. companies	**4.9%**	4.5%
Debt securities :		
Mexican Government	**36.8%**	38.1%
Mexican private companies	**6.9%**	6.2%
Total	**100.0%**	100.0%

The asset allocation of plan assets at December 31, 2006 and 2005 and the target allocation for 2007 by asset category are as follows:

	Target allocation 2007	2006	2005
Fixed-income securities	40-50%	43.7%	44.3%
Variable-income securities	50-60%	56.3%	55.7%

The target asset allocations reflect the Company's investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2006, securities held by the plan included 402.7 million shares of TELMEX (412.4 million shares in 2005) and 1,072.4 million shares of related parties (1,485.2 million shares in 2005), with a fair value of P. 6,169,603 (P. 5,642,635 in 2005) and P. 46,872,155 (P. 43,315,285 in 2005), respectively. In 2006, the plan purchased 21.9 million shares of related parties (106.0 million shares in 2005) and sold 434.7 million shares of related parties (159.7 million shares in 2005). In 2006, the plan sold 9.7 million shares of TELMEX. Dividends received by the plan in 2006 were P. 509,810 (P. 333,446 in 2005).

As of December 31, 2006, securities held by the plan also included P. 495,949 (notional amount) of TELMEX's debt securities (P. 155,893 in 2005) and P. 15,342,203 (notional amount) of related parties' debt securities (P. 1,454,746 in 2005), with a fair value of P. 499,194 and P. 15,411,428, respectively (P. 161,000 and P. 1,497,761, respectively in 2005). In 2006, the plan purchased P. 123,448,855 (P. 966,300,851 in 2005) and sold P. 109,497,813 (P. 982,781,980 in 2005) of related parties' debt securities, and purchased P. 453,670 (P. 12,099 in 2005) and sold P. 102,090 in 2006 of TELMEX's debt securities; interest income recognized by the plan in 2006 was P. 20,655 (P. 16,320 in 2005) on TELMEX securities and P. 103,010 (P. 169,851 in 2005) on related parties' securities.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Expected cash flows for pension benefits plan and seniority premiums are as follows:

Expected contributions to trust fund:	
2007	P. 51,668
Expected benefit payments:	
2007	P. 5,622,236
2008	5,936,245
2009	6,305,208
2010	6,697,496
2011	7,210,826
2012-2016	44,597,328
Total	P.76,369,339

The investment policies of plan assets are the following:

- Tax rules issued by the Ministry of Finance and Public Credit:

  Asset investments of the pension fund must be made through an irrevocable trust set up with a financial credit institution authorized to operate in Mexico.

  To invest at least 30% of assets in Mexican government securities registered in the National Registry of Securities and Intermediaries ("Registro Nacional de Valores e Intermediarios") or in shares of investment funds in debt instruments ("sociedades de inversión").

  The remaining 70% (maximum) will be invested in securities approved by the CNBV.

  Beginning on January 1, 2007, the fund will not be allowed to invest more than 10% of total assets in Company's own shares or in shares of related companies.

- Trading:

  The fund invests in securities approved by CNBV with high trading, liquidity and credit quality.

- Plan assets structure:

  Ensure that the composition of assets comprising the pension fund generates sufficient resources and liquidity to cover growth of pension obligations.

The Company's policy that defines long-term interest rates to discount the obligations of the pension plan is based on the historical returns of real short-term interest rates for the last 20 years in Mexico. Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company decided not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy's criteria, interest rates used in the projection are those available at the end of the last year.

The unrecognized net transition obligation under SFAS No. 87 of P. 6,828,796 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of projected benefit obligation or plan assets will also be recognized over 12 years.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 798,601 as monetary gain on the unfunded liability and deferred P. 4,204,574, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 220,134 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 is being amortized in 12 years. In 2006, 2005 and 2004, the Company amortized P. 362,225 each year, on the monetary gain deferred in 1995. At December 31, 2006, the balance pending of amortization was P. 362,220 (P. 724,445 in 2005).

Brazil

Defined contribution plan:

	2006	2005
Unfunded liability (*):		
Beginning balance	**P. 676,905**	P. 794,342
Plus – adjustments for percentage yield on plan assets	**25,490**	23,101
Less – payments during the year	**(172,910)**	(175,170)
Effect of translation	**47,511**	34,632
Ending balance	**P. 576,996**	P. 676,905
Total expense:		
Matching contribution plus risk benefits	**P. 100,093**	P. 93,477

(*) The unfunded liability represents Embratel's obligation for those participants that migrated from the defined-benefit plan to the defined-contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the Brazilian general price index plus 6% per annum.

Plan assets:

The plan assets to cover pension and other post-retirement benefits totaled P. 6,700,165 and P. 5,871,117 at December 31, 2006 and 2005, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

- 10% in nominal bonds to guarantee the short-term liabilities
- 75% in inflation-indexed bonds to guarantee the long-term liabilities
- 10% in stocks to hedge an unexpected decrease in the long-term real interest rate
- 5% in real estate as a strategy of diversification
- seek the duration and convexity matching between its assets and liabilities

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The actual allocations for the pension assets as of December 31, 2006 and 2005 are as follows:

	2006			
	Defined benefit plan	Defined contribution plan	Medical plan	Total
Fixed income	82%	90%	98%	86%
Stocks	13%	7%	0%	10%
Real state	4%	0%	0%	2%
Beneficiary loans	1%	3%	2%	2%
Total	100%	100%	100%	100%

	2005			
	Defined benefit plan	Defined contribution plan	Medical plan	Total
Fixed income	81%	91%	98%	86%
Stocks	13%	7%	0%	10%
Real state	4%	0%	0%	2%
Beneficiary loans	2%	2%	2%	2%
Total	100%	100%	100%	100%

Telos has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan	Medical plan	Total per year
2007	P. 488,485	P. 77,421	P. 565,906
2008	508,344	85,947	594,291
2009	529,017	95,383	624,400
2010	549,283	105,658	654,941
2011	570,464	116,854	687,318
2012 to 2016	3,163,430	788,174	3,951,604
Total	P.5,809,023	P.1,269,437	P.7,078,460

Concentrations of risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Effects of inflation accounting on U.S. GAAP adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican FRS inflation accounting provisions (described in Note 1) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

However, we have reversed the restatement of prior periods into constant pesos at December 31, 2006, using the weighted average inflation factor of 1.0648 (Note 1 II c), and restated such prior periods into constant pesos at December 31, 2006 using the Mexican-only inflation factor of 1.0405, in order to comply with requirements of Regulation S-X.

Disclosure about fair value of financial instruments:

In accordance with Statement of Financial Accounting Standards No. 107 ("SFAS 107"), *"Disclosures about fair value of financial instruments,"* under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2006 and 2005. As of December 31, 2006, the carrying value of total debt is P. 100,466,504 (P. 94,029,029 at December 31, 2005) and the fair value is P. 100,100,053 (P. 93,747,358 at December 31, 2005).

Business combinations and goodwill and other intangible assets:

Step acquisitions:

Under Mexican FRS, business acquisitions are recorded using the purchase method. The purchase method requires the determination of the fair value of net assets acquired and the allocation of the acquisition cost to the estimated fair value of the net assets acquired. Minority interest is measured based on its proportionate share of the fair value of the net assets of the acquired entity.

Under U.S. GAAP the purchase method requires that the fair value of net assets acquired be recorded only with respect to the percentage acquired in each step acquisition. Minority interest is recorded based on the carrying value of the entity acquired; hence, minority interest is not adjusted to reflect the adjustments to fair value of its shares of net assets.

The difference in the application of the purchase method under Mexican FRS and U.S. GAAP creates reconciling adjustments principally on:

a) The measurement of fixed assets and intangible assets with definite lives and their corresponding effect on depreciation and amortization in income, as under Mexican FRS these assets are recognized at 100% of estimated fair values as of the date control is obtained. Under U.S. GAAP, the estimated fair value of such assets is measured by the percentage acquired in each step acquisition using the estimated fair value at each acquisition date.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

b) Minority interest under Mexican FRS is recorded at its estimated fair value at the date of acquisition, whereas under U.S. GAAP it is based on the historical carrying values of the acquired entity. This difference in the measurement of minority interest does not affect net stockholders' equity or net income under U.S. GAAP. However, for the Company it does affect the values assigned to fixed assets and intangible assets with definite lives and minority interest on the balance sheet and the related depreciation and amortization, operating income and minority interest on the income statement.

Acquisitions of minority interest:

Under Mexican FRS, Bulletin B-7 requires that acquisitions of minority interest be considered as transactions between entities under common control and thus are treated as equity transactions. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of minority interest is treated as a step acquisition, and any difference between the acquisition cost paid and the fair value of the net assets acquired is treated as goodwill.

As of December 31, 2006 and 2005, the reconciliation of stockholders' equity includes a P. (5,321,446) and P. (5,087,578) adjustments related to acquisition of minority interest, respectively.

Exchange of long-lived assets between entities under common control:

Bulletin B-7, requires that an exchange of assets between entities under common control be recognized based on the carrying value of the assets acquired and any difference with the carrying value of the assets transferred be treated as a capital transaction. For U.S. GAAP the exchange of assets between entities under common control are accounted for at the lower of fair value or the carrying amount of the assets transferred.

These differences resulted in net increases (decreases) in operating income and minority interest as reported in the statements of income under Mexican FRS of P. 739,604, P. 116,516 and P. (12,061) and P. (980,951), P. (781,311) and P. (393,175) for 2006, 2005 and 2004, respectively, and increases in minority interest of P. 387,275 and P. 1,646,658 in the balance sheet as of December 31, 2006 and 2005, respectively.

Equity method in net income of affiliate:

For Mexican FRS purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was on net income after its conversion to Mexican FRS (see Note 1a)), while for U.S. GAAP purposes, the equity method in the net income of this affiliate is determined based on net income under U.S. GAAP. The differences in 2006 and 2005 of P. 37,427 and P.260,574, respectively, shown in the net income reconciliation, represent the equity method in the differences applicable in Net, between Mexican FRS and U.S. GAAP, which consist principally of valuation of plant, property and equipment, previously described.

Under Mexican FRS, goodwill generated in an acquisition of an affiliate is presented separately on the balance sheet, whereas under U.S. GAAP goodwill is included in investments in affiliates.

Reporting comprehensive income:

Cumulative effects of the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and specific indexation factor valuation, effect of adoption of SFAS 158, gain on dilution of investment in affiliate, effect of translation of foreign entities and effect of market value of swaps, as adjusted for U.S. GAAP purposes, included in *Other accumulated comprehensive income* at December 31, 2006, (decreased) increased stockholders' equity by P. (39,764,170), P. (4,701,723), P. (6,001,775), P. 827,177, P. 4,967,294 and P. (288,745), respectively.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Cumulative effects of the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and specific indexation factor valuation, effect of translation of foreign entities and effect of market value swaps, as adjusted for U.S. GAAP purposes, included in *Other accumulated comprehensive income* at December 31, 2005, (decreased) increased stockholders' equity by P. (41,173,317), P. (3,418,905), P. 1,216,981 and P. (171,982), respectively.

Minority interest:

In conformity with Mexican FRS, minority interest is not added back in the company's income statement, also it is included as a component of stockholders' equity and is presented immediately after the caption total majority stockholders' equity and minority interest in net income is not eliminated from net income. For U.S. GAAP purposes, minority interest is excluded from the Company's net income and from stockholders' equity and included as a separate caption in the balance sheet.

Accounting for derivative instruments and hedging activities:

For U.S. GAAP reporting, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, ("SFAS 133"), *"Accounting for derivative instruments and hedging activities,"* as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in their fair value are recognized immediately in earnings, unless the derivative qualifies as a "hedge" as defined in SFAS 133 for which certain special accounting treatment is permitted.

As described in Note 1m), the Company entered into certain derivative financial instruments to protect itself against risks from fluctuations in interest and exchange rates that have been designated and qualified as cash flow hedges (interest-rate swaps).

On January 1, 2005, the Company adopted the provisions of Bulletin C-10 "Accounting for derivative instruments and hedging activities", which requires that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at fair value. Bulletin C-10 also requires that changes in the derivative's fair value be recognized in current earnings or stockholders' equity depending on the intended use of the derivative and the resulting designation. Based on the adoption of Bulletin C-10, there are no differences in accounting for derivative instruments between U.S. GAAP and Mexican FRS and therefore no U.S. GAAP adjustment was recorded related to the accounting for derivatives as of December 31, 2006. The adjustment recognized in 2005 was made to reverse the cumulative effects recognized under Mexican FRS.

Stock options:

Under Mexican FRS, TELMEX recorded no compensation expense with respect to these stock options. Under U.S. GAAP the Company recognized a compensation expense using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for stock issued to employees," as allowed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *"Accounting for stock based compensation"*. Under the intrinsic value method compensation expense is recognized as the differences between the quoted market price at the date of grant and the exercise price paid by the employee. If no payment is required the expense is based on the quoted market price of the Company's shares on the date of grant.

Information related to options is summarized below:

	Number of stock options (in millions)
Outstanding at January 1, 2004	35.4
Granted	18.0
Exercised	(52.2)
Outstanding at December 31, 2004	1.2
Cancelled	(1.2)
Outstanding at December 31, 2005	0.0

Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 2004 as defined by SFAS 123, the Company's U.S. GAAP net income and net income per share would have been as follows:

	Year ended December 31,	
	2005	2004
Net income	P.28,144,040	P.30,356,449
Stock-based compensation cost included in net income	(5,313)	48,040
Stock-based compensation cost that would have been included in net income if the fair value based method had been applied to all awards		(62,432)
Pro forma net income as if the fair value based method had been applied to all awards	P.28,138,727	P.30,342,057
Earnings per share (in pesos):		
Basic:		
As reported	P. 1.23	P. 1.27
Pro forma	P. 1.23	P. 1.27
Diluted:		
As reported	P. 1.23	P. 1.27
Pro forma	P. 1.23	P. 1.26

For purposes of these pro forma disclosures, the estimated fair value of the options granted was amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions used for grants in 2004: risk-free interest rate of 9.68%; dividend yield of 3.84%; expected volatility factor of 18.5%; and expected option life of 1.0 years, respectively. The fair value of the options at the date of grant in 2004 was P. 6.90.

Statement of exchanges of non-monetary assets:

On December 12, 2004, the FASB issued SFAS No. 153 *"Statement of exchanges of non-monetary assets"*, an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It became effective for financial statements for fiscal periods beginning after June 15, 2005. The Company adopted SFAS 153 effective January 1, 2006, its adoption did not have any impact on its financial position, results of operations or cash flows.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

SFAS 158 "Employers' accounting for defined benefit pension and other postretirement plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R)":

SFAS 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R)"* requires (1) recognition on the balance sheet of an asset for a defined benefit plan's overfunded status or a liability for a plan's underfunded status, (2) measurement of a defined benefit plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006.

The impact of adoption of SFAS 158 resulted in the following:

Mexico

	Prior to adopting SFAS 158	Effect of adopting SFAS 158	As reported at December 31, 2006
Net projected asset	P. 18,052,899	P.(10,195,549)	P. 7,857,350
Deferred income tax liability	(4,549,331)	2,569,279	(1,980,052)
Deferred employee profit sharing liability	(1,805,290)	1,019,555	(785,735)
Other	(11,698,278)		(11,698,278)
Stockholders' equity, net of deferred taxes		6,606,715	6,606,715

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2006 are as follows:

	2006
Fair value of plan assets	**P.138,648,542**
Projected benefit obligation	**130,791,192**
Over funded status	**P. 7,857,350**

Amounts recognized in other accumulated comprehensive income consist of the following:

	2006
Unrecognized actuarial loss	**P. 8,830,792**
Unrecognized net transition obligation at the date of initial application	**1,138,154**
Unrecognized prior service cost and changes in the plan	**226,603**
Total	**P. 10,195,549**

Under Mexican FRS labor obligations are accounted for under rules similar to SFAS 87, 88 and 112, (other than assumption use during its first application) prior to its amendment by SFAS 158, thereby constituting a difference with U.S. GAAP.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Brazil

Defined-benefit pension plan (DBP):

	Prior to adopting SFAS 158	Effect of adopting SFAS 158	As reported at December 31, 2006
Accrued pension cost	P. (133,146)	P. 865,045	P. 731,899
Minority interest		(26,297)	(26,297)
Stockholders' equity	133,146	(838,748)	(705,602)

Medical assistance plan (MAP):

	Prior to adopting SFAS 158	Effect of adopting SFAS 158	As reported at December 31, 2006
Accrued pension cost	P.(1,327,462)	P.(365,359)	P.(1,692,821)
Deferred income tax asset	242,723	124,220	366,943
Minority interest		7,331	7,331
Stockholders' equity; net of deferred taxes	1,084,739	233,808	1,318,547

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2006 are as follows:

	2006	
	DBP	MAP
Projected benefit obligation	**P.5,738,948**	P. 1,922,139
Fair value of plan assets	**6,470,847**	229,318
Over (under) funded status	**P. 731,899**	P.(1,692,821)

Amounts recognized in other accumulated comprehensive income consist of the following:

	2006	
	DBP	MAP
Unrecognized actuarial (gain) loss	**P. (842,872)**	P. 354,252
Unrecognized net transition obligation at the date of initial application	**4,124**	
Total	**P. (838,748)**	P. 354,252

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

Accounting changes and error corrections:

In May 2005, The FASB issued SFAS No. 154 *"Accounting Changes and Error Corrections"*, this Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.

This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.

This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

This Statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption was permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The adoption of SFAS 154 did not have impact on the Company's financial position, results of operations or cash flows.

Accounting for certain hybrid financial instruments:

On February 2006, SFAS 155 *"Accounting for Certain Hybrid Financial Instruments"*—an amendment of FASB Statements No. 133 and 140— was issued. This Statement shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. This Statement amends FASB Statements No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, and No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"*. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, *"Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."* This Statement:

a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

e) Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The Company is currently evaluating the impact of adopting this statement on its consolidated results of operations and financial position.

Accounting for servicing of financial assets:

The FASB has issued SFAS 156 "Accounting for Servicing of Financial Assets", which amends FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In a significant change to current guidance, FAS 156 permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:

a) *Amortization method* — Amortize servicing assets or servicing liabilities in proportion to and over the period of net servicing income or net servicing loss and assess the servicing assets or liabilities for impairment or increased obligation based on fair value at each reporting date. This method is consistent with current subsequent measurement guidance for servicing rights.

b) *Fair value measurement method* — Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the change occurs. This method is a new alternative that may be very beneficial to some entities.

FAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. However, earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year.

TELMEX has not yet determined the effect of adopting this new accounting pronouncement.

Fair value measurement:

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurement"*. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

The fair value option for financial assets and financial liabilities:

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115"*, which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the effect of adopting this new standard.

Accounting for uncertainty in income taxes:

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109"*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure.

The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. The Company has not determined the effect, if any, that this new pronouncement will have on its financial statements.

EITF 06-3

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), *"How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement"* (That is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company's financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.

Summary:

Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,		
	2006	**2005**	**2004**
Net income as reported under Mexican FRS	**P.29,061,832**	P.30,904,118	P.30,625,950
Inflation adjustment (*)		(705,268)	(698,920)
Net income as reported under Mexican FRS after inflation adjustment	**29,061,832**	30,198,850	29,927,030
U.S. GAAP adjustments:			
Capitalized interest or net financing cost	**112,967**	108,591	58,411
Depreciation of capitalized interest	**(467,134)**	(593,710)	(602,171)
Deferred income tax under U.S. GAAP included in this reconciliation	**(452,425)**	141,685	1,976,490
Deferred employee profit sharing under U.S. GAAP included in this reconciliation	**(28,174)**	(19,783)	(68,243)
Deferred employee profit sharing	**363,279**	213,653	(443,562)
Pension and seniority premium plan cost	**609,002**	928,094	828,364
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	**(3,357,822)**	(3,129,194)	(2,416,463)
Effect of derivative instruments		(182,869)	440,174
Stock option plan		5,313	(48,040)
Equity interest in net income of affiliate	**37,427**	260,574	
Effect of step up acquisitions of majority interest	**1,314,425**	207,156	
Effect of step up acquisitions of minority interest	**(612,248)**	(351,214)	(12,061)
Minority interest on U.S. GAAP adjustments	**980,951**	781,311	393,175
Minority interest	**(527,867)**	(877,696)	(364,097)
Effects of inflation accounting on U.S. GAAP adjustments	**569,576**	453,279	687,442
Total U.S. GAAP adjustments	**(1,458,043)**	(2,054,810)	429,419
Net income under U.S. GAAP	**P.27,603,789**	P.28,144,040	P.30,356,449
Weighted average common shares outstanding (in millions):			
Basic	**20,948**	22,893	23,906
Diluted	**20,948**	22,893	24,404
Net income per share under U.S. GAAP (in pesos)			
Basic	**P. 1.32**	P. 1.23	P. 1.27
Diluted	**P. 1.32**	P. 1.23	P. 1.27

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2006 and 2005
(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	December 31	
	2006	**2005**
Total stockholders' equity under Mexican FRS	**P.105,955,930**	P.118,562,993
Inflation adjustment (*)		(2,705,749)
Total stockholders' equity under Mexican FRS after inflation adjustment	**105,955,930**	115,857,244
U.S. GAAP adjustments, net of effects of inflation on monetary items:		
Capitalized interest or net financing cost	**12,596,980**	12,469,618
Accumulated depreciation of capitalized interest or net financing cost	**(10,683,077)**	(10,215,586)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation	**3,967,238**	1,882,996
Deferred employee profit sharing on US GAAP adjustments included in this reconciliation	**945,121**	(48,808)
Deferred employee profit sharing	**(6,589,997)**	(7,226,205)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories	**(3,773,915)**	(3,163,678)
Pension and seniority premium plan cost	**(1,217,588)**	(2,188,815)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI	**10,977,198**	9,622,301
Effect of adoption of SFAS 158	**(9,695,863)**	
Equity investment in affiliated company	**(50,893)**	260,574
Effect of step up acquisitions of majority interest	**(3,674,833)**	(3,551,735)
Effect of step up acquisitions of minority interest	**(612,284)**	(366,414)
Exchange of long-lived assets between entities under common control	**(1,313,487)**	(1,313,487)
Acquisitions of minority interest	**136,483**	123,035
Minority interest on U.S. GAAP adjustments	**(387,275)**	(1,646,658)
Minority interest	**(2,743,625)**	(10,338,871)
Total U.S. GAAP adjustments net	**(12,119,817)**	(15,701,733)
Total stockholders' equity under U.S. GAAP	**P. 93,836,113**	P.100,155,511

(*) Adjustment that reverses the restatement of prior periods into constant pesos as of December 31, 2006, using the TELMEX weighted average inflation factor of 1.0648 (see Note 1 II c), and restates such prior periods into constant pesos as of December 31, 2005 using the Mexican only inflation factor of 1.0405, in order to comply with current requirements of Regulation S-X.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in stockholders' equity under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Capital stock	Premium on sale of shares	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Retained earnings: Total	Other accumulated comprehensive income	Comprehensive income	Total
Balances at January 1, 2004	P 31,316,929	P 15,011,865	P 15,563,309	P. 66,840,492	P. 82,403,801	P. (45,743,341)		P. 82,989,254
Appropriation of earnings approved at stockholders' meeting held in April, 2004:								
Cash dividends paid at P.0.374 per share.(P.0.333 historical)				(8,756,275)	(8,756,275)			(8,756,275)
Repurchase of Company's own shares in cash	(1,300,471)			(13,637,196)	(13,637,196)			(14,937,667)
Debt converted into common shares	10,809	7,255,549						7,266,358
Stock options exercised (Note 17)	78,850	148,660		519,083	519,083			746,593
Excess of purchase price over book value of acquired shares of companies under common control				(604,373)	(604,373)			(604,373)
Comprehensive income:								
Net income for the year				30,356,449	30,356,449		P. 30,356,449	30,356,449
Other comprehensive income:								
Deferred taxes allocated to equity, net of effect of inflation						428,585	428,585	428,585
Effect of instruments available for sale						(1,187,906)	(1,187,906)	(1,187,906)
Effect of translation of foreign entities, net						1,009,135	1,009,135	1,009,135
Comprehensive income							P. 30,606,263	
Balances at December 31, 2004	30,106,117	22,416,074	15,563,309	74,718,180	90,281,489	(45,493,527)		97,310,153
Appropriation of earnings approved at stockholders' meeting held in April, 2005:								
Cash dividends paid at P. 0.391 per share (P. 0.370 historical)				(8,902,638)	(8,902,638)			(8,902,638)
Repurchase of Company's own shares in cash	(1,454,963)			(16,786,140)	(16,786,140)			(18,241,103)
Other				(101,245)	(101,245)			(101,245)
Comprehensive income:								
Net income for the year				28,144,040	28,144,040		P. 28,144,040	28,144,040
Other comprehensive income:								
Deferred taxes allocated to equity, net of effect of inflation						540,535	540,535	540,535
Effect of available-for-sale securities:								
Gain for the year						1,709,564	1,709,564	1,709,564
Gain on sale recognized in income						(521,659)	(521,659)	(521,659)
Changes in fair value of swaps, net of deferred taxes						(171,982)	(171,982)	(171,982)
Effect of translation of foreign entities, net						389,846	389,846	389,846
Comprehensive income							P. 30,090,344	
Balances at December 31, 2005	28,651,154	22,416,074	15,563,309	77,072,197	92,635,506	(43,547,223)		100,155,511
Appropriation of earnings approved at stockholders' meetings held in April, 2006:								
Cash dividends paid at P.0.411 per share.(P.0.403 historical)				(8,525,608)	(8,525,608)			(8,525,608)
Cash dividend paid to minority stockholders in subsidiary				(193,552)	(193,552)			(193,552)
Repurchase of Company's own shares in cash	(1,654,880)			(22,134,428)	(22,134,428)			(23,789,308)
Gain on dilution of investment in affiliate						779,259		779,259
Comprehensive income:								
Net income for the year				27,603,789	27,603,789		P. 27,603,789	27,603,789
Other comprehensive income:								
Deferred taxes allocated to equity, net of effect of inflation						126,329	126,329	126,329
Effect of market value of swaps, net of deferred taxes						(116,763)	(116,763)	(116,763)
Effect of translation of foreign entities, net						3,798,231	3,798,231	3,798,231
Comprehensive Income							P. 31,411,586	
Effect of adoption of SFAS 158, net of deferred taxes						(6,001,775)		(6,001,775)
Balances at December 31, 2006	P.26,996,274	P.22,416,074	P.15,563,309	P. 73,822,398	P. 89,385,707	P. (44,961,942)		P. 93,836,113

The accompanying notes are an integral part of these financial statements.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

By: /s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	309,913,167	100	297,698,975	100
s02	CURRENT ASSETS	80,954,418	26	70,351,821	24
s03	CASH AND SHORT-TERM INVESTMENTS	34,836,685	11	26,178,589	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	31,673,214	10	30,376,932	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	7,843,426	3	5,517,205	2
s06	INVENTORIES	2,182,719	1	1,598,727	1
s07	OTHER CURRENT ASSETS	4,418,374	1	6,680,368	2
s08	LONG-TERM	10,163,974	3	1,472,404	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,591,545	1	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	6,561,654	2	1,465,159	0
s11	OTHER INVESTMENTS	10,775	0	7,245	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	163,311,499	53	170,671,118	57
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	510,036,576	165	511,933,216	172
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	357,946,283	115	350,909,863	118
s17	CONSTRUCTION IN PROGRESS	11,221,206	4	9,647,765	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	28,868,389	9	24,423,039	8
s19	OTHER ASSETS	26,614,887	9	30,780,593	10
s20	TOTAL LIABILITIES	207,427,102	100	202,481,402	100
s21	CURRENT LIABILITIES	54,124,621	26	57,268,509	28
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	6,260,178	3	12,969,343	6
s24	STOCK MARKET LOANS	6,145,562	3	4,210,397	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,422,772	1	4,202,236	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	39,296,109	19	35,886,533	18
s27	LONG-TERM LIABILITIES	133,783,990	64	125,978,830	62
s28	BANK LOANS	84,203,165	41	76,481,793	38
s29	STOCK MARKET LOANS	49,580,825	24	49,497,037	24
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	19,518,491	9	19,234,063	9
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	102,486,065	100	95,217,573	100
s34	MINORITY INTEREST	58,522,639	57	64,616,648	68
s35	MAJORITY INTEREST	43,963,426	43	30,600,925	32
s36	CONTRIBUTED CAPITAL	7,065,596	7	7,066,720	7
s79	CAPITAL STOCK	6,452,768	6	6,453,868	7
s39	PREMIUM ON ISSUANCE OF SHARES	612,828	1	612,852	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	36,897,830	36	23,534,205	25
s42	RETAINED EARNINGS AND CAPITAL RESERVES	58,427,126	57	51,171,481	54
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(21,529,296)	(21)	(27,637,276)	(29)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	34,836,685	100	26,178,589	100
s46	CASH	2,403,430	7	2,468,779	9
s47	SHORT-TERM INVESTMENTS	32,433,255	93	23,709,810	91
s07	OTHER CURRENT ASSETS	4,418,374	100	6,680,368	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	75,905	2	516,268	8
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	4,342,469	98	6,164,100	92
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	28,868,389	100	24,423,039	100
s48	DEFERRED EXPENSES (NET)	5,502,445	19	5,204,130	21
s49	GOODWILL	21,842,977	76	17,968,812	74
s51	OTHER	1,522,967	5	1,250,097	5
s19	OTHER ASSETS	26,614,887	100	30,780,593	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	16,377,136	62	21,638,481	70
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	7,129,753	27	6,484,102	21
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	3,107,998	12	2,658,010	9
s21	CURRENT LIABILITIES	54,124,621	100	57,268,509	100
s52	FOREIGN CURRENCY LIABILITIES	6,260,178	12	11,553,123	20
s53	MEXICAN PESOS LIABILITIES	47,864,443	88	45,715,386	80
s26	OTHER CURRENT LIABILITIES WITHOUT COST	39,296,109	100	35,886,533	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	2,817,665	7	948,371	3
s89	INTEREST LIABILITIES	1,889,945	5	1,818,742	5
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	34,588,499	88	33,119,420	92
s27	LONG-TERM LIABILITIES	133,783,990	100	125,978,830	100
s59	FOREIGN CURRENCY LIABILITIES	111,233,990	83	109,586,535	87
s60	MEXICAN PESOS LIABILITIES	22,550,000	17	16,392,295	13
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	19,518,491	100	19,234,063	100
s66	DEFERRED TAXES	16,890,222	87	16,745,693	87
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,628,269	13	2,488,370	13
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	6,452,768	100	6,453,868	100
s37	CAPITAL STOCK (NOMINAL)	1,174,296	18	1,175,134	18
s38	RESTATEMENT OF CAPITAL STOCK	5,278,472	82	5,278,734	82

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	58,427,126	100	51,171,481	100
s93	LEGAL RESERVE	1,124,714	2	1,124,714	2
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	42,755,919	73	40,350,673	79
s45	NET INCOME FOR THE YEAR	14,546,493	25	9,696,094	19
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(21,529,296)	100	(27,637,276)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(18,137,832)	84	(24,245,812)	88
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,391,464)	16	(3,391,464)	12
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	26,829,797	13,083,312
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	117	119
s75	EMPLOYEES (*)	30,552	24,698
s76	WORKERS (*)	49,634	50,730
s77	OUTSTANDING SHARES (*)	3,489,979,200	3,492,470,400
s78	REPURCHASED SHARES (*)	445,097,843	442,606,643
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	142,601,061	100	139,539,773	100
r02	COST OF SALES	76,637,083	54	73,422,116	53
r03	GROSS PROFIT	65,963,978	46	66,117,657	47
r04	GENERAL EXPENSES	24,708,720	17	26,956,832	19
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	41,255,258	29	39,160,825	28
r08	OTHER INCOME AND (EXPENSE), NET	176,009	0	(2,230,104)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(4,011,272)	(3)	(5,991,820)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	690,191	0	342,617	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	38,110,186	27	31,281,518	22
r10	INCOME TAXES	11,090,068	8	9,721,621	7
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	27,020,118	19	21,559,897	15
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	27,020,118	19	21,559,897	15
r19	NET INCOME OF MINORITY INTEREST	12,473,625	9	11,863,803	9
r20	NET INCOME OF MAJORITY INTEREST	14,546,493	10	9,696,094	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES .	142,601,061	100	139,539,773	100
r21	DOMESTIC	96,294,121	68	99,118,347	71
r22	FOREIGN	46,306,940	32	40,421,426	29
r23	TRANSLATED INTO DOLLARS (***)	4,240,446	3	3,357,795	2
r08	OTHER INCOME AND (EXPENSE), NET	176,009	100	(2,230,104)	100
r49	OTHER INCOME AND (EXPENSE), NET	2,491,539	1416	181,618	(8)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	2,315,530	1316	2,411,722	(108)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(4,011,272)	100	(5,991,820)	100
r24	INTEREST EXPENSE	8,489,646	(212)	7,828,434	(131)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	599,424	(15)	655,228	(11)
r26	INTEREST INCOME	2,649,948	(66)	1,679,457	(28)
r46	OTHER FINANCIAL PRODUCTS	1,420,365	(35)	903,159	(15)
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(1,263,004)	31	(2,358,736)	39
r28	RESULT FROM MONETARY POSITION	2,270,489	(57)	2,267,962	(38)
r10	INCOME TAXES	11,090,068	100	9,721,621	100
r32	INCOME TAX	9,815,700	89	11,610,983	119
r33	DEFERRED INCOME TAX	1,274,368	11	(1,889,362)	(19)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM — QUARTER: 3 — YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	142,601,062	139,539,774
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	181,935,046	174,042,067
r39	OPERATING INCOME (**)	48,690,287	53,537,535
r40	NET INCOME OF MAJORITY INTEREST (**)	17,654,998	12,926,300
r41	NET CONSOLIDATED INCOME (**)	33,123,231	28,961,466
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	17,271,545	20,185,874

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	48,146,248	100	47,168,380	100
rt02	COST OF SALES	25,700,151	53	23,556,492	50
rt03	GROSS PROFIT	22,446,097	47	23,611,888	50
rt04	GENERAL EXPENSES	8,181,203	17	11,538,039	24
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	14,264,894	30	12,073,849	26
rt08	OTHER INCOME AND (EXPENSE), NET	(466,070)	(1)	(831,172)	(2)
rt06	COMPREHENSIVE FINANCING RESULT	(523,867)	(1)	(2,595,960)	(6)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	285,521	1	164,280	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	13,560,478	28	8,810,997	19
rt10	INCOME TAXES	3,899,673	8	2,656,290	6
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	9,660,805	20	6,154,707	13
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	9,660,805	20	6,154,707	13
rt19	NET INCOME OF MINORITY INTEREST	4,231,097	9	1,861,808	4
rt20	NET INCOME OF MAJORITY INTEREST	5,429,708	11	4,292,899	9

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	48,146,248	100	47,168,380	100
rt21	DOMESTIC	31,166,724	65	33,887,679	72
rt22	FOREIGN	16,979,524	35	13,280,701	28
rt23	TRANSLATED INTO DOLLARS (***)	1,614,467	3	1,133,293	2
rt08	OTHER INCOME AND (EXPENSE), NET	(466,070)	100	(831,172)	100
rt49	OTHER INCOME AND(EXPENSE), NET	263,973	(57)	(15,709)	2
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	730,043	(157)	815,463	(98)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(523,867)	100	(2,595,960)	100
rt24	INTEREST EXPENSE	2,736,304	(522)	3,634,660	(140)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	1,439,720	(275)	456,782	(18)
rt26	INTEREST INCOME	819,813	(156)	639,878	(25)
rt46	OTHER FINANCIAL PRODUCTS	1,669,706	(319)	9,689	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(402,252)	77	(707,908)	27
rt28	RESULT FROM MONETARY POSITION	1,564,890	(299)	1,553,823	(60)
rt10	INCOME TAXES	3,899,673	100	2,656,290	100
rt32	INCOME TAX	3,433,303	88	3,400,009	128
rt33	DEFERRED INCOME TAX	466,370	12	(743,719)	(28)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,742,491	6,145,974

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	27,020,118	21,559,897
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,575,725	9,142,630
c03	RESOURCES FROM NET INCOME FOR THE YEAR	33,595,843	30,702,527
c04	RESOURCES PROVIDED OR USED IN OPERATION	(7,779,208)	(17,656,002)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	25,816,635	13,046,525
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	10,478,287	10,767,806
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(3,303,497)	(3,656,632)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	7,174,790	7,111,174
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(18,224,151)	(18,725,884)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	14,767,274	1,431,815
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,069,411	24,746,774
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	34,836,685	26,178,589

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM | QUARTER: 3 | YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,575,725	9,142,630
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	19,049,350	20,185,874
c41	+ (-) OTHER ITEMS	(12,473,625)	(11,043,244)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(7,779,208)	(17,656,002)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	3,306,738	(3,088,723)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,141,771)	(1,087,795)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	0
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(9,944,175)	(13,479,484)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	10,478,287	10,767,806
c23	+ BANK FINANCING	3,959,078	(2,752,808)
c24	+ STOCK MARKET FINANCING	6,519,209	13,520,614
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(3,303,497)	(3,656,632)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(838)	(1,650)
c31	(-) DIVIDENDS PAID	(3,201,063)	(3,532,041)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(101,596)	(122,941)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(18,224,151)	(18,725,884)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(4,269,848)	(5,225,493)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(13,383,475)	(14,954,452)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	85,228
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(570,828)	1,368,833

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.97		$ 3.56	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.97		$ 3.56	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 12.60		$ 7.75	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.77	times	4.32	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	24.13	times	9.41	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	18.94	%	15.45	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	40.15	%	42.24	%
p03	NET INCOME TO TOTAL ASSETS (**)	10.68	%	9.72	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	8.40	%	10.51	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.58	times	0.58	times
p07	NET SALES TO FIXED ASSETS (**)	1.11	times	1.01	times
p08	INVENTORIES TURNOVER (**)	0.00	times	7.10	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	52.14	days	51.11	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	9.40	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	66.93	%	68.01	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.02	times	2.12	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.64	%	59.82	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	81.91	%	73.81	%
p15	OPERATING INCOME TO INTEREST PAID	4.85	times	5.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.87	times	0.85	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.49	times	1.22	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.45	times	1.20	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.39	times	0.34	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	64.36	%	45.71	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	23.55	%	22.00	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.45)	%	(12.65)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	3.04	times	1.66	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	146.04	%	151.42	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(46.04)	%	(51.42)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	73.43	%	79.85	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APPLY

The accompanying consolidated financial statements have been prepared in conformity with Financial Reporting Standards (Mex-FRS), which include the Bulletins and circulars issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by the Mex-FRS, as well as the Mex-FRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF).

The Mex-FRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants and transferred to the CINIF. As such, any of the documents comprising the Mex-FRS will hereinafter be referred to by their original name or rather, either as Mex-FRS or as Mexican accounting Bulletin, as the case may be.

The consolidated financial statements include the accounts of Telecom and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecoms financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest shown in the accompanying financial statements, basically refers to the equity interest of other Telmex stockholders.

Translation of financial statements of foreign companies

The financial statements of the subsidiaries and affiliates located abroad, were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements of the subsidiary located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants, as follows:

Recognition of revenues

Revenues are recognized at the time services are provided.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from prepaid internet plans are recorded as the service is provided. The revenues and expenses from the sale of advertising in the telephone directory are recorded at the time the directories are published. Revenues from the sale of equipment are recorded when the product is delivered.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans. Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Recognition of the effects of inflation on financial information

Telephone plant and equipment are depreciated primarily using the straight-line method based on the estimated useful lives of the related assets.

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico's central bank).

Other accumulated comprehensive income items include the deficit from restatement of stockholders equity, which consists of (i) the accumulated monetary position gain determined at the time the provisions of Mexican accounting Bulletin B-10 were first applied derived from the spun-off company (Grupo Carso), (ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method and (iii) the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

Cash equivalents, marketable securities and instruments available for sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days.

Marketable securities are represented by equity securities held for trading; instruments available for sale are represented by equity securities. Both are stated at market value. Changes in the market value of instruments classified as available for sale are recognized in results of operations. Changes in the market value of instruments classified as available for sale are included in stockholders equity until they are sold.

Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Companys experience, the age of balances and economic tendencies, as well as on the evaluation of accounts receivable in litigation. Company policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old.

Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investors equity interest in the results of operations and in the stockholders equity of investees at the time such results are determined.

Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. Goodwill may no longer be amortized, but rather is subject to annual impairment valuations and adjustments.

Licenses

The Company records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each over periods of 5 to 29 years.

Impairment of assets

When there are indications of impairment in the value of long-lived assets, the related loss is determined based on the recovery value of each asset, which is defined as the difference between the assets net selling price and its value in use computed based on discounted cash flow. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss.

Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

Labor obligations

Pension, seniority premium and medical assistance plan costs and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method.

Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

The Company recognizes contingent liabilities only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they generate a loss.

Financial derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as cash flow hedges (interest-rate swaps).

For cash flow hedges, the effective portion of the derivative's gain or loss is reported in the caption Other accumulated comprehensive income items in stockholders equity, while the ineffective portion of the gain or loss is reported in net income. The effectiveness of derivatives is determined at the time they are defined as acquired for hedging purposes. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as preferred, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%.

Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the time the financial statements are issued, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, comprehensive income consists of current year net income plus the effects of deferred taxes, the translation of financial statements of foreign entities, the changes in minority interest, the result from holding non-monetary assets, the changes in the fair value of financial instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders equity.

Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company, as specified in Mexican accounting Bulletin B-14, Earnings per Share.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
TELMEX	COMUNICATIONS	10,729,500,000	54.68
MULTIMEIA CORPORATIVO, S.A. DE C.V.	SOCIETES ADMINISTRATION	600,000	100.00
EMPRESAS Y CONTROLES, S.A. DE C.V.	SOCIETES ADMINISTRATION	10,562,176,902	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Grupo Telvista, S.A. de C.V.	SERVICIES	450	45.00	510,138	479,328
Centro Histórico de la Ciudad de México, S.A. de C	SERVICIES	80,020,000	21.77	80,020	107,518
TM and MS, LLC	Portal de Internet (prodigy MSN)	1	50.00	29,621	79,369
Net Servicos de Comunicacao, S.A.	SERVICIES NETWORKS	117,755,397	38.78	5,488,548	5,740,572
Eidon Software, S.A. de C.V.	software	35,567,911	22.74	35,568	60,573
2Wire, Inc.	SERVICIES NETWORKS	8,619,242	13.00	648,400	94,294
TOTAL INVESTMENT IN ASSOCIATES				6,792,295	6,561,654
OTHER PERMANENT INVESTMENTS					10,775
TOTAL				6,792,295	6,572,429

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCO SANTANDER CH NY (1)	YES	05/04/2002	22/12/2009	5.59							15,428	3,523	4,017	1,486	0	0
EXPORT DEVELOPMENT C. (1)	YES	11/05/2001	22/04/2009	5.94							16,682	13,119	14,494	0	0	0
ESPORT DEVELOPMENT C. (1)	YES	16/03/2006	22/07/2011	5.69							0	33,853	33,652	33,853	33,853	0
JAPAN BANK INT. COOP. (1)	YES	27/03/2003	10/10/2011	6.27							468,022	468,022	936,044	936,044	936,045	467,892
MIZUHO CORPORATE BANKLTD (1)	YES	15/01/2007	15/01/2006	5.73							0	364,017	364,017	364,017	364,017	1,638,013
NATIXIS (2)	YES	28/02/1986	31/03/2022	2.00							8,005	19,999	23,004	23,004	23,004	154,694
VARIAS INSTITUCIONES (1)	YES	30/05/1996	30/11/2013	6.92							152,013	688,155	2,105,744	1,981,013	1,830,256	901,869
VARIAS INSTITUCIONES (2)	YES	01/08/1996	01/07/2027	7.15							1,295,592	486,006	3,031,066	879,086	844,694	1,057,651
DRESNER	YES	04/02/2003	04/02/2008	6.19							1,092,030	0	0	0	0	0
DRESNER	YES	27/03/2003	31/03/2008	6.19							1,092,030	0	0	0	0	0
CHASE MANHATAN BANK	YES	13/08/2004	13/08/2010	5.62							0	0	0	2,184,060	0	0
WACHOVIA	YES	14/09/2006	13/09/2011	5.20							0	0	0	0	1,092,030	0
SANTANDER	YES	13/09/2006	12/09/2011	5.60							0	0	0	0	1,092,030	7,644,210
BBVA BANCOMER	YES	22/05/2006	25/05/2011	5.60							0	0	0	0	3,276,090	8,536,242
SECURED																
COMMERCIAL BANKS																
BANAMEX, S.A.	NOT APPLIED	20/02/2007	22/02/2010	7.36	0	0	0	1,500,000	0	0						
BBVA BANCOMER (1)	NOT APPLIED	22/02/2007	26/02/2010	7.66	0	0	0	1,500,000	0	0						
BBVA BANCOMER (1)	NOT	30/06/2006	30/06/2010	5.69							0	0	0	2,730,075	0	0
BBVA BANCOMER (1)	NOT	30/06/2006	30/06/2012	5.64							0	0	0	0	0	2,730,075
CITIBANK, N.A. (1)	YES	11/08/2006	20/10/2009	5.59							0	0	0	14,196,390	0	0
CITIBANK, N.A. (1)	YES	11/08/2006	20/10/2011	5.64							0	0	0	0	0	10,920,300
CITIBANK, N.A. (1)	YES	11/08/2006	20/10/2013	5.71							0	0	0	0	0	7,644,210
CISCO SYSTEMS (2)	YES	25/04/2007	22/04/2012	4.50							21,841	21,841	43,681	43,681	43,681	43,681
OTHER																
TOTAL BANKS					0	0	0	3,000,000	0	0	4,161,643	2,098,535	6,555,919	23,372,709	9,535,700	41,738,837

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
CERT. BURSATILES TMX1 02-3-4	NOT APPLIED	26/10/2001	31/05/2012	11.05	1,000,000	0	400,000	0	0	300,000						
CERT. BURSATILES TELMEX 01-2	NOT APPLIED	26/10/2001	26/10/2007	8.34	3,250,000	0	0	0	0	0						
CERT. BURSATILES TELMEX 06	NOT APPLIED	21/09/2006	15/09/2011	7.79	0	0	0	0	500,000	0						
CERT. BURSATILES TELMEX 07	NOT APPLIED	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000						
CERT. BURSATILES TELMEX 07-2	NOT APPLIED	23/04/2007	16/04/2012	7.61	0	0	0	0	0	4,500,000						
8 3/4 SENIOR NOTES PESOS	NOT APPLIED	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000						
PAGARE A MEDIANO PLAZO	NOT APPLIED	20/07/2001	20/07/2007	7.50	0	0	0	0	0	0						
CERT. BURSATILES C.P.	NOT APPLIED	21/06/2007	26/07/2007	7.34	895,562	0	0	0	0	0						
CERTIFICADOS BURSATILES	NOT APPLIED	29/08/2002	23/08/2007	8.53	1,000,000	0	0	0	0	0						
CERTIFICADOS BURSATILES	NOT APPLIED	05/12/2003	28/11/2008	8.47	0	0	1,350,000	0	0	0						
CERTIDICADOS BURSATILES	NOT APPLIED	10/09/2004	04/09/2008	8.45	0	0	0	0	0	0						
CERTIFICADOS BURSATILES	NOT APPLIED	10/09/2004	01/09/2010	8.32	0	0	750,000	0	0	0						
CERTIFICADOS BURSATILES	NOT APPLIED	26/11/2004	23/10/2008	8.25	0	0	2,250,000	0	0	0						
4 1/2 SENIOR NOTES (2)	YES	19/11/2003	19/11/2008	4.50							0	0	10,920,300	0	0	0
5 1/2 SENIOR NOTES (2)	YES	27/01/2005	27/01/2015	5.50							0	0	0	0	0	8,736,240
4 3/4 SENIOR NOTES (2)	YES	27/01/2005	27/01/2010	4.75							0	0	0	10,374,285	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					6,145,562	0	4,750,000	0	500,000	14,300,000	0	0	10,920,300	10,374,285	0	8,736,240

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
TOTAL SUPPLIERS					0	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTROS PASIVOS	NOT APPLIED				39,296,109	0	0	0	0	0						
TOTAL					39,296,109	0	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					45,441,671	0	4,750,000	3,000,000	500,000	14,300,000	4,161,643	2,098,535	17,476,219	33,746,994	9,535,700	50,475,077

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	4,024,754	43,951,521	2,099,821	22,930,670	66,882,191
LIABILITIES POSITION	10,794,516	117,879,357	1,976,051	21,579,072	139,458,429
SHORT-TERM LIABILITIES POSITION	723,648	7,902,455	1,842,622	20,121,989	28,024,444
LONG-TERM LIABILITIES POSITION	10,070,868	109,976,902	133,429	1,457,083	111,433,985
NET BALANCE	(6,769,762)	(73,927,836)	123,770	1,351,598	(72,576,238)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	44,280,564	145,568,954	101,288,390	0.50	506,442
FEBRUARY	46,021,928	144,610,209	98,588,281	0.30	295,765
MARCH	47,035,365	143,950,556	96,915,191	0.20	193,830
APRIL	46,396,100	149,959,547	103,563,447	0.03	31,069
MAY	53,763,657	152,968,653	99,204,996	(0.48)	(476,184)
JUNE	54,622,858	152,098,646	97,475,788	0.08	77,981
JULY	55,369,439	151,946,896	96,577,457	0.31	299,390
AUGUST	59,031,614	153,778,180	94,746,566	0.47	445,309
SEPTEMBER	63,575,359	156,125,263	92,549,904	0.82	758,909
RESTATEMENT				0.00	10,945
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	292,875
OTHER				0.00	(165,842)
TOTAL					2,270,489

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SERVICIES LOCAL	0	40,829,320	0.0		
SERV. LONG DISTANCE	0	17,239,870	0.0		
INTERCONNECTION	0	16,969,825	0.0		
CORPORATE NETWORKS	0	8,140,038	0.0		
INTERNET	0	7,947,899	0.0		
OTHERS	0	5,167,169	0.0		
FOREIGN SALES					
SERV. INTERNATIONAL	0	2,659,747	0.0		
SERVICIES LOCAL	0	5,302,844	0.0		
SERV. LONG DISTANCE	0	22,187,396	0.0		
INTERCONNECTION	0	548,754	0.0		
REDES CORPORATIVAS	0	10,724,558	0.0		
INTERNET	0	3,025,358	0.0		
OTHERS	0	1,858,283	0.0		
TOTAL		142,601,061			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SERVICIES INTERNATIO	0	2,659,607			
FOREIGN SUBSIDIARIES					
SERVICIES INTERNATI	0	140			
SERVICIES LOCAL	0	5,302,844			
SERVICIO LONG D.	0	22,187,396			
INTERCONNETION	0	548,754			
CORPORATE NETWORKS	0	10,724,558			
INTERNET	0	3,025,358			
OTHERS	0	1,858,283			
TOTAL		46,306,940			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,489,979,200	0	0	3,489,979,200	1,174,296	0
TOTAL			3,489,979,200	0	0	3,489,979,200	1,174,296	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,489,979,200

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

THOUSANDS OF PESOS

CONCEPT	3er.TRIM Jul-Sep	% DE ADVANCE	TOTAL 2007	BUDGET 2007	% THE ADVANCE
DATAS	1,267,982	30.1	3,087,288	4,214,516	73.3
REVENEUS LOCAL	210,237	25.5	307,596	825,964	37.2
NETWORKS	326,361	24.4	739,355	1,339,619	55.2
EQUIPAMENT NETWORKS	612,208	23.9	1,315,368	2,557,714	51.4
SISTEMS	203,875	56.4	227,468	361,636	62.9
OTHERS	716,202	15.6	1,642,843	4,598,279	35.7
INVESTMENT TELMEX MEX	3,336,865	24.0	7,319,918	13,897,728	52.7
LATINOAMERICA	641,647	22.1	1,470,122	2,896,968	50.7
EMBRATEL	2,228,830	28.2	4,593,435	7,901,454	58.1
TOTAL INVESTMENT	6,207,342	25.1	13,383,475	24,696,150	54.2

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

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